
05008853

2/6

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials



REGISTRANT'S NAME VA Technologie AG

*CURRENT ADDRESS Turmstrasse 44
A-4031 Linz, Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 15 2005
THOMSON FINANCIAL

FILE NO. 82- 3910 FISCAL YEAR

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/10/05

VA TECH ownership structure


Free float (2.85%)
Siemens Austria (16.42%)
ÖIAG (14.67%)
(tendered to Siemens Austria)
Austrian and
international investors (66.06%)
(tendered to Siemens Austria)

Siemens Austria (own and tendered shares): 97.15%

status March 1, 2005

basis 15,341,860 shares

PRESS INFORMATION

VA TECH T&D captures contracts with a total value of over EUR 100 million

- **·Order for switchgears in Tunisia worth EUR 42 m**
- **·Industrial order from Brazil valued at EUR 25 m**
- **Switchgear projects in the UK totalling EUR 36 m**

VA TECH Transmission&Distribution, a subsidiary of the listed VA TECH and one of the world's leading manufacturers of plants for high-voltage transmission and distribution, has recently secured major, international orders with a total value of over EUR 100 m. Moreover, during the 2004 financial year, order intake was raised by 9% to more than EUR 1.2 bn. [1]

Tunisia's leading energy supplier awards T&D a EUR 42 m contract

STEG, Tunisia's leading energy supply company, has entrusted VA TECH T&D with an order for six turn key substations,TH7m-type. The project, which is worth approximately EUR 42 m, is set to take around two years.

Project worth EUR 25 m from the Arcelor subsidiary, CST

VA TECH T&D has recently secured its largest ever order in the Brazilian market.
Companhia Siderurgica de Tubarão (CST), an Arcelor Group subsidiary and one of the most important steel producers in the world, has commissioned the VA TECH company with the entire electricity supply for a steel plate plant, the production capacity of which is currently being enlarged from 5 -7.5 m t/a.The contract includes three gas insulated, outdoor switchgear bays, several high-voltage transformers, automation and protection systems. Project completion is planned for March of 2006.

[1] On the basis of provisional figures

Für Rückfragen stehen Ihnen zur Verfügung:

Bettina Pepek
Pressesprecherin
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Dr. Wolfgang Schwaiger
Kommunikation und Investor Relations
Tel: +43 732/6986-9222, Fax: +43 732/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Transmission & Distribution

Switchgear projects in the UK worth around EUR 36 m

The UK National Grid, Transco, has allotted four switchgear projects from around the country to VA TECH T&D. In all four cases, the scope of delivery includes supply, installation and start-up. In addition, as part of modernisation of the rail links to the west coast of England, VA TECH T&D is to assume responsibility for two transformer links and the modification of the related switchgear control and protection systems. All in all, these orders have a value of about EUR 36 m.

China buys three high-voltage transformers with a value of over EUR 2 m

VA TECH Elin Transformer Guangzhou is to deliver three single-phase, high-voltage autotransformers (250 MVA 500 kV) for a substation in Jining, China. The customer is the Shandong Provincial Electric Power Company, which is responsible for the complete electricity supply of the 91 million inhabitants of the province of Shandong.
With regard to the current project, VA TECH T&D was able to fight off stiff competition from local manufacturers. VA TECH Elin Transformer Guangzhou entered the Chinese 500 kV high-voltage market in 2003. It is assisted during project completion by the Centre of Competence and its European sister companies, led by VA TECH ELIN Transformatoren in Weiz, Austria.

Order intake up by 9%

In 2004, VA TECH T&D raised its order intake by 9% over the preceding year to EUR 1,230 m. The strongest regions in terms of sales were Europe, the Near/Middle East and Africa. Among the most significant orders received was a major contract worth some EUR 40 m from the Romanian National Grid company, Transelectrica, for the update of two high-voltage switchgear stations.

Vienna, January,13, 2005

VA TECH Transmission & Distribution, a divisional company of the listed VA Technologie AG, is a leading international supplier of electrical power transmission and distribution systems. The company offers integrated solutions and top technologies, which are tailored to customer needs. A global network of subsidiaries guarantees customers fast and efficient, on-the-spot service.

This and other VA TECH Transmission & Distribution and VA TECH Group press releases are available on the homepages http://www.vatech.at and www.vatech-td.com or can be individually received via our automatic mailing service.

Für Rückfragen stehen Ihnen zur Verfügung:

Bettina Pepek
Pressesprecherin
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Dr. Wolfgang Schwaiger
Kommunikation und Investor Relations
Tel: +43 732/6986-9222, Fax: +43 732/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Für Rückfragen stehen Ihnen zur Verfügung:

Bettina Pepek
Pressesprecherin
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Dr. Wolfgang Schwaiger
Kommunikation und Investor Relations
Tel: +43 732/6986-9222, Fax: +43 732/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VAI gets off to a flying start in 2005

- **Over EUR 500 million in order intakes already during January 2005**
- **EUR 2 bn order backlog secures use of capacity**
- **Record year in 2004 with order intake of EUR1.62 bn**

Following the record year 2004, the successful business development of VAI, a subsidiary of the listed VA Technologie AG, continued at the beginning of 2005. As Gerhard Falch, the VOEST-ALPINE Industrieanlagenbau GmbH Chairman and Vice-Chairman of VA Technologie AG explains, "Due to the taking effect of the major orders from Hadeed worth around EUR 340 million, negotiated and agreed upon in October 2004, and other contracts worth more than EUR 160 million from Saudi Arabia, the CIS, China, Iran, Poland and Turkey, VAI can already point to an order intake in January 2005 of over EUR 500 million."

Further order from Saudi Arabia

Apart from the major orders for the world's largest direct reduction plant and the enlargement of the electric steelmaking plant, Hadeed has allocated VAI a further order worth around EUR 13 million for modifications to the hot dip galvanizing plant at Al-Jubail, which was originally supplied by VAI in 1998. This new order was presented to VAI on the occasion of an official ceremony to mark the start of the complete project.

Additional order successes in traditionally strong markets

In the CIS, VAI has secured orders with a total value of around EUR 60 million. These include contracts for a continuous caster for Alchevsk and a ladle furnace for Azovstal.

Orders for a dry dedusting system for the Chinese steel producer, Baosteel, an electrical steelmaking plant for the Turkish steel company Colakoglu and a strip coating plant for the Huta Florian in Poland represent further items on the list of current order successes.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Head of Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VOEST-ALPINE INDUSTRIEANLAGENBAU

Steel plant for long products in Iran

The Iranian steel producer, Vian Steel, has commissioned VAI POMINI, an Italian VAI subsidiary specialising in technologies for the production and processing of long products, with the supply of an electrical steelmaking plant and a billet caster worth over EUR 50 million for its plant in the province of Hamadan. As a result of its planned steel production expansion, Iran remains an interesting market for VAI.

Record order backlog secures employment and confirms the strategic orientation

As a consequence of the steady increase in order intake, which in 2004 reached an all-time high of EUR 1.62 bn, the VAI order backlog has also risen in January 2005 to a record value of over EUR 2 bn. Gerhard Falch, "This order backlog means that the use of capacity within the VAI Group is secured for the next two years. The probity of our choice of strategy as a life cycle partner for the iron, steel and aluminium industry is further underlined by the continuing positive developments in the areas of automation and metallurgical services."

Linz, January 13, 2005

Enclosed picture:
official ceremony to mark the start of the HADEED project (foreground from left to right):
Mr. Mohammed S. AL-JABR / President HADEED and Mr. Gerhard FALCH / President of VAI and Vice Chairman of the Board of VA TECHNOLOGIE AG

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 976 million EUR in 2003 and employs approximately 3,400 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Head of Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

Eureka abandons participation in VA TECH

The Eureka Fund Limited has informed VA TECH about the full disposal of its VA TECH-shares. The participation stated by Eureka in January 2005 amounted to 5.06 % of the share capital.

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

sustainable solutions. for a better life.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

RECEIVED
2005 JUN -6 A 9:0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

Fidelity abandons participation in VA TECH

Fidelity Investments has informed VA TECH about the full disposal of its VA TECH-shares. The participation stated by Fidelity in September 2004 amounted to 5.38% of the share capital.

Vienna, January 27, 2005

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

sustainable solutions. for a better life.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Eureka Fund invests in VA Technologie AG

The Eureka Fund Limited announced the aquirement of 776,158 VA TECH-shares. On the basis of a total number of 15,341,860 VA TECH-shares this corresponds to a participation of 5.06 %.

Vienna, 26. January 2005

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

VICTORY has reduced VA TECH investment from 15.03% to 11.67%

VICTORY Industriebeteiligung AG has reduced its investment in VA TECH to 1.750.251 shares. On the basis of a total number of 15,000.000 VA Technologie AG shares this corresponds to a participation of 11.67%.

50% of VICTORY are held by Mirko Kovats, 50% are held by RPR private trust fund located in Vienna.

++++2004-01-28

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS INFORMATION

Business Year 2003: Sustainable improvement in financial results

- **Operating result (EBIT) up by 22 % to EUR 101 million**
- **Significant increase in free cash flow and net liquidity**
- **Sales at the previous year's level**
- **Share performance up by 65%**
- **Significant increase in productivity**
- **Growth markets China as well as Central and Eastern Europe**

"2003 was a politically and economically unstable year, but we successfully asserted our leading position as a global technology and service company," announced Dr. Erich Becker, Chairman of the Board of the listed VA TECH Group, at a special press conference in Vienna. „Among the undisputable highlights of the 2003 business year were: 5% increase in order intake, a 22% higher EBIT, a marked increase of free cash flow to EUR 185 million and a jump in net liquidity to EUR 238 million!" Dr. Erich Becker continued.

Positive Development in the Capital Markets
The booming markets in China and Russia and the positive signals from the eastern European countries resulted in an increase in the capital markets. This reflected in the performance of the VA TECH share price, which gained 65% in the course of the past year.

"By broadening the order base and limiting the project scopes we have succeeded in optimizing the risk spread, a major factor in ensuring the long term positive development of our assets, finances and earnings. In addition, since 1999 we have been able to achieve a significant increase in productivity (order intake per head) of more than 50 %," Becker said.

Growth markets China, Russia, Central and Eastern Europe
The beginning of the year was characterized by a low level of expectation with regard to growth due to the crisis in Iraq and the outbreak of SARS in Asia. The second half of the year saw a marked economic recovery denoted by economic growth in the USA, Russia and Asia, and particularly in China. The global steel market was and has been dominated by the development in China. Steel production went up 21% in 2003, which had a particularly positive effect on the business development of VA TECH's Metallurgy Division.

In addition, the stable demand in the power generation and power transmission sectors over the past three years resulted in a total order intake for the VA TECH of about EURO 1.2 billion in China, of which about EUR 800 million fell to the Metallurgy Division.

In the industrial countries, above all in the EU, growth was sluggish. This was also due to the strength of the euro against the yen and the dollar, which was detrimental to exports.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

In contrast, the economic upswing in the central and eastern European countries continued in 2003: growth rates reached 3.9% in the ten EU applicant countries.
In the meantime 10% of VA TECH's order intake volume stems from central and eastern Europe and CIS. In total the group employs 1,160 people in the new EU applicant countries and CIS.

Increased order intake and order backlog, stable turnover
As a result of the stronger euro, particularly against the US dollar, order intake, order backlog and sales dropped by 2-3% after currency conversion.
Nevertheless order intake developed satisfactorily, going up EUR 211 million from EUR 4,125 million to EUR 4,336 million. The Metallurgy and Infrastructure divisions saw the biggest growth (up by EUR 102 million and up by EUR 66 million respectively). From the regional point of view, and as in the previous years, the bulk of order intake came from Europe (65 percent) followed by Asia (15 percent). A further breakdown: Near and Middle East, Africa 11 percent; North America 7 percent and South America 2 percent.

Order backlog as at December 31 2003 stood at EUR 4,314 million, or EUR 353 million higher than the same date the year before. This corresponds to an average use of business capacity for more than a year.

Group sales volume, at EUR 3,923 million, was slightly up on 2002 (EUR 3,872 million). Particularly encouraging was the development in the Power Generation Division, which achieved an increase of 21% (or EUR 161 million).

Improved financial results, strong increases in liquidity and free cash flow
Equally satisfactory was the development of the EBIT, which saw a marked increase of 22% to reach EUR 101 million (2002: EUR 83 million). This includes EUR 25 million for restructuring.

The financial results improved from minus EUR 174 million to minus EUR 120 million due to higher liquidity, lower interest rates as well as the write-off of the investment in the German company Babcock Borsig Power in 2002 (EUR 44 million).

The year's losses improved by EUR 78 from minus EUR 93 million to minus EUR 15 million in the past year. The 2003 financial results included goodwill amortization amounting to EUR 52 million as non-cash items (EUR 46 million in 2002).

Gross liquidity – the sum of liquid funds – amounted to EUR 824 m (2002: EUR 822 m). The interest bearing liabilities decreased by more than 20 percent (EUR 586 m) over the year 2002 (EUR 739 m). This is the reason for a strong increase of net liquidity to EUR 238 m (2002: EUR 83 m). Thus the Group is debt free and gearing amounted to minus 50%.

Free cash flow also developed very well and increased to EUR 185 m (2002: EUR 101 m). "This is the result of active and consistent cash management in the entire Group," explained CFO Dr. Roland Scharb.

Division Development
The Group's business portfolio is focused on metallurgy, power generation, transmission and distribution and infrastructure.
The acquisition, divestiture and restructuring measures of the past years have led the four core Divisions – Metallurgy, Power Generation, Transmission and Distribution and Infrastructure – to

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

international top positions and underline the economic importance of the Group far beyond Austria's borders.

The **Metallurgy Division** (VAI) was able to significantly improve both order intake and earnings in 2003. Due to a 7% increase in global steel production fuelled by the booming markets in China (+21 percent) and Russia (+ 3 percent) Metallurgy showed an increase of 10 percent in order intake of EUR 1,050 million to EUR 1,152 million. There was particularly strong growth in the Automation and Services area, which saw sales increase by a staggering 63%!

EBIT improved to EUR 54.5 million (2002: 6.1 EUR million). Net liquidity and cash flow also developed very positively.

The **Power Generation Division** (VA TECH HYDRO) remained pleasingly stable and again reported improved key figures. In Europe, the development of combined cycle power plants profited from alternative investments (decommissioned power plants) and from a renewed demand for additional capacity (blackouts, e.g. Italy). Hydropower as a renewable source of energy was able to maintain its leading position and also plays an important role in the climate protection goals of Kyoto. This led to an increase of the order intake amounting to almost 4% from EUR 1,011 m in 2002 to EUR 1,049 m in 2003 and for an EBIT improvement to EUR 58.1 m (2002: EUR 56.5 m). Net liquidity and cash flow are also at a high level.

The **Transmission and Distribution Division** (VA TECH Transmission & Distribution) was characterized by a weakened international market and pressure on prices (especially in America and the Middle East) which is reflected in the decreased order intake (EUR 1.186 million after EUR 1,208 million) and a reduction in EBIT to EUR 15.8 million (2002: EUR 50 million). The drop, especially in the transformer business, is due to the high competition and underuse of capacity at individual production sites. The EBIT includes goodwill amortisation amounting to EUR 10 million as well as restructuring expenses of EUR 14 million. A productivity and result improvement programme was launched and is already in the realisation phase. This programme also contains the market launch of new product technologies as well as the further improvement of business processes and cost structures.

The **Infrastructure** Division (VA TECH ELIN EBG, aii) also showed a satisfactory and stable development. Among others, the favourable development for industrial infrastructure services and the Eastern European countries, which are steadily gaining importance, led to a plus of 9 percent in order intake which amounted to EUR 808 million compared to EUR 742 m in the previous year. Around 13 % of order intake now comes from Central and Eastern Europe, 2% from the CIS states. In total the order intake from the new EU applicant countries increased by 30%.The operating result was EUR 29.3 million (2002: EUR 31.6 million).

The **Water Technology Division** (VA TECH WABAG) showed an increase in order intake of 12 percent as compared to the preceding year (EUR 251 m following EUR 225 m), but, as in 2002, presented a markedly negative EBIT amounting to minus EUR 42.4 m (2002: minus EUR 54.7 m). After termination of the negotiations on divestment and the decision for the Division to remain within the VA TECH Group, restructuring of this Division will continue under the auspices of VA TECH ELIN EBG and sub-areas will be sold.
The strategy is to concentrate on the key markets in Eastern Europe, Iran, Near and Middle East, North Africa, China and Switzerland.

Sustainable technologies make CO2 reduction of 50 million tons possible

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The VA TECH Group, which employs 17,500 people worldwide, develops innovative technologies for efficient use of energy and raw materials and to reduce harmful environmental emissions. That's why it is possible today to produce 50 million tons of CO2 less per year.
This has been made possible by the promotion of hydropower as a renewable energy resource, by erecting efficient combined cycle power plants and by implementing innovative solutions for power transmission and automation. In its Metallurgy Division (new technologies for the iron and steel industry) and the Infrastructure Division (energy optimisation in buildings, electro-mechanical equipment for cogeneration power plants) VA TECH delivers solutions with the effect: climate protection through efficient energy. Thus the VA TECH underpins its role as a partner for industry and public institutions seeking to reach their respective Kyoto objectives.

„Our company mission is clearly characterized by a policy of responsibility: responsibility towards our customers, shareholders, employees and all other stakeholders. For this reason we are publishing the third VA TECH Sustainability Report to date alongside our Annual Financial Report. It offers a detailed insight into the many sustainable measures in place throughout our Group," Erich Becker said in his statement.

Key figures 2002 / 2003

EUR m	2002	2003	Change (%)
Order intake	4.125	4.336	+5%
Order backlog	3.961	4.314	+9%
Sales	3.872	3.923	+1%
EBITA[1]	129	153	+19%
EBIT[2]	83	101	+22%
Financial result	-174	-121	+30
of which write-off BBP[3]	-44		
EBT	-91	-19	+79
Profit/loss for the period	-93	-15	+84
Free cash flow	101	185	+83
Net liquidity	83	238	+187
Equity capital	505	477	-6
Equity Ratio (in %)	13.9	13.3	-
Employees	17,725	17,478	-1

[1] Earnings before interest and taxes and amortisation
[2] Result from operating activities
[3] Babcock Borsig Power

++++25 March 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

OUTLOOK 2004

- **Improved economic conditions**
- **Order intake and sales in the magnitude of 2003**
- **Higher operating result**
- **Positive net result**

The Group's strategic line of attack in 2004 will again be to focus on the European home market and on the key growth markets outside of Europe, the expansion of the automation and service businesses, maintaining a competitive edge by providing sustainable solutions and renewable energy and to ensure increased long-term profitability. Vital to long-term business success is a stable ownership structure that opens channels for growth and thereby secures the strategic independence of the Group.

The economic outlook for 2004 is better than a year ago; this permits us to expect higher capital investments. The first signs of this were already apparent in the fourth quarter 2003.
And again in 2004, Asia, and at the forefront China, will substantially contribute to global growth. This gives rise to cautious optimism in the metallurgical plant-engineering sector.
Dynamic growth in the central and eastern European states will also continue in 2004, increasing the chances for lucrative business for all VA TECH group divisions.

VA TECH therefore expects a stable order situation in 2004, maintaining last year's volume. The same applies to sales. Furthermore operating results are expected to continue to improve and a positive net result is anticipated.

Planned capital increase
In February 2004 the VA TECH Managing Board published its intention to increase the capital of the Group. This shall be initiated by a decision on approved capital in the annual general meeting on 29 April 2004. The aim is to achieve a substantial strengthening of the equity basis.

25 March 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG – Preliminary figures 2003

- **Order intake up by 5 percent**
- **Order backlog EUR 4.3 billion – up by 9%**
- **EBIT up by 22 percent to EUR 101 m**
- **Highly increased net liquidity at EUR 238 m**
- **Marked increase of free cash flow to EUR 185 m**

In a politically and economically instable year 2003 VA Technologie AG successfully asserted its leading position as global Technology and Service Company and significantly improved the results.
Decisive reasons for this development were the booming markets of China and Russia, stable European market as well as the economic upturn in Central and Eastern Europe.

Increase of order intake and backlog, stable sales, improvement in the operating result
Because of the increasing strength of the euro, the Group currency, particularly against the US dollar, currency conversions resulted in a reduction in order intake, order backlog and sales of 2-3%.

Nevertheless, order intake developed satisfactorily and was raised by EUR 211 m from EUR 4,125 m to EUR 4,336 m. The Divisions Metallurgy (up by plus EUR 102 m) and Infrastructure (up by plus EUR 66 m) showed the most significant increase.

As at December 31, 2003, order backlog stood at EUR 4,314 m, which was EUR 353 m higher than on December 31, 2002. This corresponds to an average use of business capacity for more than a year.

Group sales at EUR 3,923 m were slightly up on the same period of 2002 (EUR 3,872 m). The development in the Power Generation Division, where an increase of 21 percent (i.e. EUR 161 m) was achieved, was especially satisfactory.

Improved result, strong increase of liquidity and free cash flow
A marked increase of 22 percent in the operating result (EBIT) to EUR 101 m (2002: EUR 83 m) was also satisfactory. Included herein are restructuring expenses amounting to EUR 25 m.

The financial result improved from minus EUR 174 m to minus EUR 121 m due to increased liquidity, lower interest rates as well as the write-off of the investment in the German company Babcock Borsig Power in 2002 (EUR 44 m).

The loss for the year was improved by EUR 78 m from minus EUR 93 m to minus EUR 15 m in the past year. The result 2003 included goodwill amortisation amounting to EUR 52 m as non-cash items (2002: EUR 46 m).

Gross liquidity – the sum of liquid funds – amounted to EUR 824 m (2002: EUR 822 m). The interest bearing liabilities decreased by more than 20 percent (EUR 586 m) over in the year 2002 (EUR 739 m). This is the reason for a strong increase of net liquidity to EUR 238 m (2002: EUR 83 m). Thus the Group is debt free and gearing amounted to minus 50%.
Free cash flow also developed very well and increased to EUR 185 m (2002: EUR 101 m). This is the result of active and consistent cash management in the entire Group.

PRESS RELEASE

VA TECH sells Asta Elektrodraht GmbH to Metrod Berhad

The listed VA Technologie AG announces the closing of the sale of its 100 percent subsidiary Asta Elektrodraht GmbH to the Malaysian company Metrod Berhad. The divestiture was realised in the course of VA Technologie AG's strategic focussing on its core business.

In the Austrian plant in Oed Asta produces high-quality copper wire winding material and components for the power industry, employs 250 employees and, in 2003, had sales amounting to EUR 60 m.

Metrod Berhad is listed at the stock exchange of Kuala Lumpur and ranks among the important producers of copper rods and copper wires; in 2003, sales amounted to EUR 110 m. The company is part of an international copper trading and processing group which majority is owned by the family of Lord Bagri.

Metrod emphasises in a statement that Asta will play an important role in Metrod's global activities of expansion due to its geographical situation in the heart of Europe.

Deconsolidation from VA TECH's accounts will be effected retroactively as per 1 January 2004.

++++2004-06-08

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

Franz Struzl abandons his brief in the Supervisory Board

Franz Struzl abandoned his brief as a member of the Supervisory Board of VA Technologie AG.

The number of the capital representatives in the Supervisory Board was thus reduced to ten and now corresponds to the provisions required by the Austrian Corporate Governance Codex.

++++2004-06-07

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VA TECH Supervisory Board approves leadership-change

In order to avoid several months of a transitional-phase in the company's leadership, Erich Becker finishes in compliance with the Supervisory Board his chairman- and board member- position. This will take affect as 30th of June.

Effective as of 1st of July, Klaus Sernetz will take over the current chairman-function, in addition Gerhard Falch will be the Deputy chairman of the Board.
Sernetz will also act as interim CFO until Hanno Bästlein assumes his responsibilities and he will remain chairman of VA TECH ELIN until a suitable successor for him is found.
The other members of the VA TECH Board will remain as before: Klaus Brenner, chairman of the Board at VA TECH T&D and Christian Habegger, Chairman of the Board at VA TECH HYDRO.

Vienna, 2004-06-30

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Dr. Hanno Bästlein new CFO of VA Technologie AG

The Chairman of the VA TECH Supervisory Board, Dr. Peter Michaelis, announced that the Supervisory Board has appointed Dr. Hanno Bästlein as the new CFO of VA TECH. Bästlein succeeds Dr. Roland Scharb, whose contract expires at the end of June. Hanno Bästlein's appointment to the VA TECH Board will officially come into effect on 1 October 2004; until then, he will serve the company as a consultant. Klaus Sernetz, the designated new Chairman will act as interim CFO until Hanno Bästlein assumes his responsibilities.

Commenting on the appointment of the new CFO, Dr Michaelis said, "With the concurrence of the designated Chairman of the Board, Klaus Sernetz and his deputy Gerhard Falch, we are pleased to be able to fill the CFO position with a renowned financial expert who has extensive experience in our field. The other members of the VA TECH Board will remain as before: Klaus Brenner, chairman of the Board at VA TECH T&D and Christian Habegger, Chairman of the Board at VA TECH HYDRO. Now we've got an excellent team at the helm to successfully steer the VA TECH Group into the future."
After completing his banking apprenticeship, Hanno Bästlein (41) studied economics at the University of Witten/Herdecke and also attended Stanford University, California. He started his career in 1992 at Ico, a medium-sized plant engineering company, as assistant to the executive management and later became the commercial director. In 1994 he joined Hochtief AG and from 1995 onwards, as a member of the management, was responsible for the commercial activities at the Head Office in Rhein-Ruhr. He served as CEO of one of the company's affiliates, Streif AG, in 1998. In 1997, he received his doctorate from the Albert-Ludwigs University in Freiburg. In 1999 he established a Controlling and M&A division for the Hochtief group. From May 2000 to the end of 2002 he served as speaker of the executive board at Hochtief International before becoming Financial Director in 2003 at Plus, an international trading company.

Dr. Hanno Bästlein is married and has two children.

For more information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Dr. Wolfgang Schwaiger
Head of Strategy, Communication and Investor Relations
Tel: +43 732/6986-9222, Fax: +43 732/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

++++Vienna, 22 June 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

For more press releases posted by the VA TECH Group please visit our homepage at http://www.vatech.at or take advantage of our automatic subscription service.

For more information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Dr. Wolfgang Schwaiger
Head of Strategy, Communication and Investor Relations
Tel: +43 732/6986-9222, Fax: +43 732/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Announcement by the VA TECH Board

Klaus Sernetz, Chairman of the Board of the listed VA TECH and Gerhard Falch, Deputy Chairman, held a meeting yesterday with Siemens Munich to clarify the intentions of the Siemens Group.

Additionally, VA TECH once again emphasized very clearly that it would reject a possible hostile takeover of the VA TECH.
Siemens Germany confirmed the content of the press releases issued at the same time by Siemens Austria. However, it was clearly stated that the Siemens bodies (Central Board and Supervisory Board) have not yet addressed the issue.

Whether or not there will be a takeover bid at all, and if yes, what form it would take, has not been decided by Siemens yet in any way.

Contrary to other announcements made, all big banks have pledged support for the concept presented by the VA TECH Board with respect to restructuring and capital increase, and will continue to do so.

The Extraordinary General Assembly scheduled for 21 September 2004 will be held as planned.

Vienna, 3.9.2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Third quarter 2004 shows record order growth and higher sales

- **Largest order increases in the Metallurgy and Infrastructure Divisions**
- **Operative result (EBITA) excluding one-off effects more than doubled**
- **Resizing on schedule in the transformer production and Water Systems areas**
- **New reporting structure used for the presentation of Group results**

At a press conference in Vienna, Klaus Sernetz, the VA Technologie AG Chairman stated that, "The exceptionally positive market developments in the iron and steel industry, as well as the systematic application of the Group strategy of exploiting the opportunities provided by international growth markets led to a 15% increase in third quarter order intake to a new record level of EUR 3.6 bn." Sernetz went on to add that, "During the period from January to September this year, order backlog rose by 15% to EUR 4.9 bn and sales were up by 6% at EUR 2.8 bn. The energy sector also demonstrated a growing readiness to invest, although there were some regional differences. Moreover, notable impulses for the capital goods industry, building systems and business at municipal level have derived from EU expansion, which are of major importance to our Infrastructure Division."

Sernetz also stressed that, "The clear objective of the Managing Board is the conclusion of reorganisation within the Group and the seizing of the opportunities offered by the international growth regions, in order that positive Group development can be nurtured on an independent basis. The resizing of Water Systems and the correction of the loss situation in the transformer production segment will be completed by the end of the year.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Capital increase approved

At an Extraordinary Shareholders' Meeting held on September 21, 2004, a proposal for a capital increase was approved with a majority of 95% of the voting rights present. The VA TECH Managing Board is thus empowered to increase Group share capital through the issue of up to 3,829,760 shares (max. 25% of share capital).

VA TECH Managing Board complete

During the current year, the VA TECH Managing Board has undergone changes, but has now attained its definitive constellation. Klaus Sernetz took over the chairmanship on July 1 and Gerhard Falch was appointed as his deputy, while still retaining his responsibilities for the Metallurgy Division. The other Board members are Christian Habegger, who is now in charge of both the Power Generation and Power Transmission and Distribution Divisions, CFO Hanno M. Bästlein (since October 1) and Jürgen Wild, who took over the Infrastructure Division on November 2.

Changes to the reporting structure

In order to achieve a simpler and clearer presentation of Group results, notional interest from the balance of advance payments made and received has no longer been allocated to sales. Consequently, results in the operating area (EBIT and EBITA) are lower, while the financial result is up by a corresponding amount. Earnings before taxes (EBT) and the net result are unaffected by this alteration.

Marked rise in order intake, order backlog and sales

During the first nine months of 2004, VA TECH Group order intake rose by 15% to EUR 3,574 m. This positive development was due largely to the exceptionally positive market situation in the iron and steel and industry. The largest increases in new orders came from Metallurgy (+73%) and Infrastructure (+12%).

In regional terms, orders from Europe predominated with 56% of which CEE states provided 8% and the CIS 6%. Asia followed with 18% of which China furnished 11% and the Near/Middle East, Africa came next with 11%. The situation in both North America with 9% and South

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

America with 6% improved over the preceding year and there was an increase in the propensity to invest. This regional distribution reflects the clear Group focus on growth markets.

Order backlog as at September 30, 2004, stood at the record level of EUR 4,867 m, which was 15% up on the comparable figure for 2003.

VA TECH sales in the first nine months of 2004 were raised by 6% to EUR 2,847 m. Here, too, Metallurgy (+23%) and Infrastructure (+25%) showed the strongest growth rates. Power Generation sales were constant (+1%). The Transmission and Distribution figure was down (minus 8%) due to the sales of operative units not belonging to core business activities and Water Systems sales were also lower (minus 16% due to continuing reszing measures).

Operating result (EBITA) excluding one-off effects more than doubled

If one-off effects (resizing expenses and book gains/losses from the sale of assets and investments amounted to EUR minus 50.5 m) are included, the operating result (EBITA) for the first nine months of 2004 totalled minus EUR 21.8 m (Q1-3 2003: EUR 16.6 m). However, if the one-off effects are omitted, EBITA amounted to EUR 28.7 m, which was more than double the figure for the same quarter of 2003.

Earnings before interest and taxes (EBIT) in the period under review amounted to minus EUR 50.1 m (Q 1-3, 2003: minus EUR 13.5 m).

The VA TECH Group's financial result for the first nine months of the year shifted from minus EUR 11.7 m to minus EUR 13.6 m.

Earnings before taxes (EBT) stood at minus EUR 63.7 m following minus EUR 25.2 m in the same period of the preceding year.

Following the deduction of taxes and minority interests, the result for the period amounted to minus EUR 59.2 m, following minus EUR 22.2 m in the first nine months of 2003. This fall was largely the result of the increase in one-off effects derived from reszing and the amortisation of goodwill.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Net liquidity higher

Active payment management for the securing of sufficient liquidity is a top Group priority. VA TECH gross liquidity, the sum of liquid assets, fell to EUR 680 m. Interest-bearing liabilities were reduced to EUR 512 m. Accordingly, net liquidity on September 30, 2004, improved to EUR 168 m.

Group free cash flow of minus EUR 78 m resulted for the first nine months of the year (Q1-3, 2003: minus EUR 5 m).

Developments in the Divisions

Due to the extremely positive developments in the iron and steel industry, order intake in the **Metallurgy Division (VAI)** during the period from this January to September has already exceeded that for the whole of 2003. A record increase of 73% in order intake (to EUR 1,348 m) also led to an all-time order backlog high of EUR 1,667 m (plus 62% as compared to Q1-3, 2003). As a result of order receipts in the areas of new plants and plant modernisation, the Automation Business Area also continued to demonstrate a highly satisfactory trend and like Metallurgical Services maintained its steady growth. The strategic importance of both these areas was reaffirmed by a roughly 25% share of total order intake.

As compared to the preceding year, VAI sales were 23% higher at EUR 803 m, whereby EBITA was also clearly up at EUR 22.7 m (2003: EUR11.5 m).

The steady increase in electricity demand and the growing need for investment in the replacement or modernisation of existing capacity led to a positive investment climate and stable business development in the **Power Generation Division (VA TECH HYDRO).**

In the hydro power sector, particularly in Europe, there was special and growing market interest in pumped storage power plants for the securing of network stability and coverage of demand peaks. At present, investment in the gas fuelled, combined cycle power plant sector continues to be hesitant, as increases in electricity prices have not kept pace with those for natural gas and oil.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

The large order intake of the first nine months of the preceding year (EUR 743 m), which was influenced by a number of major contracts for gas fuelled combined cycle power plants to the value of EUR 349 m, was not repeated during the current year (EUR 569 m). The somewhat more stable order successes in the hydro power sector exceeded budget targets. At EUR 1,508 m, order backlog continued to guarantee very high, long-term use of capacity.

Sales in the first nine months of 2004 were also stable, although due to the business mix, at EUR 18 m the operating result (EBITA) for the first nine months was down on that of the preceding year (EUR 22 m).

The first three quarters in the **Transmission and Distribution Division (VA TECH T&D)** were characterised by increased order intake, the resizing of transformer production and an improvement in the result from switchgear.

In general, levels of investment in products and services in the high-voltage power transmission and distribution sector were satisfactory, although there were regional variations. By contrast, the European transformer market continued to be subject to muted demand and overcapacity in the production area.

Europe, the main market for switchgear and automation, remained stable. Following EU enlargement, increased investment is not only evident in the new member states, but also throughout the entire CEE region.

Order intake in the Transmission and Distribution Division during the first nine months of the year was raised by 10%. to EUR 946 m. At EUR 776 m, sales in the first nine months of 2004 were 8% down on the preceding year. This was due almost entirely to the divestment of various companies, which did not belong to Division core business (Egic and Coelme, Reyrolle Pacific and Asta).

The operating result (EBITA) for the first nine months of the year amounted to minus EUR 33.6 m (Q 1-3, 2003: EUR 1.7 m). This figure included a loss of EUR 26.6 m derived from one-off effects.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The implementation of the planned resizing of transformer production capacity to match market needs is the most important target in the current year. In parts of the transformer segment, the use of capacity and earnings situation remained unsatisfactory and therefore an additional restructuring programme was prepared, which led to total costs of EUR 65-70 m (around 50% of which are cash effective).

A major step in this resizing process was the decision to close the transformer plant in Edinburgh at the end of September. This operation was confronted with a significant under use of capacity and therefore, a critical result situation. Despite the resizing measures adopted, the generally tense situation in the European and North American transformer markets meant that a correction proved impossible. The cost of closure amounts to EUR 35 m and 225 employees are affected.

The "T&D 2004+" programme had been already introduced during the first half-year and measures for cost cuts and increased efficiency were implemented at twenty locations, which also led to a reduction in work force numbers of around 800 due to divestments and capacity adjustments.

The improved economic conditions in Western Europe and the positive impetus generated by the new EU member countries were the main factors in the satisfactory development of the **Infrastructure Division (VA TECH ELIN EBG, aii)**. In particular, there was a favourable investment climate in the Austrian, German and neighbouring CEE markets, which are of relevance to VA TECH.

A major strategic benchmark was established in the frequency inverter segment during September with the launch of a joint venture with the global market leader, Schneider Toshiba. The agreement between the two companies is to be regarded as a long-term co-operation, which will cover the specification, development and production of frequency inverters in the upper performance range. VA TECH has a 40% holding in the new company.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

In the first nine months of 2004, order intake in the Infrastructure Division rose by 12% to EUR 675 m, while order backlog remained at a constantly high EUR 596 m.

Sales improved considerably in the first three quarters of the year, rising 25% to EUR 613 m. The operating result (EBITA) was somewhat down on the comparable figure of the preceding year (EUR 11.9 m) at EUR 10.3m. This was due to a negative contribution from the IT sector (aii) in the course of this year.

The upward trend in the defined target markets of **Water Systems (VA TECH WABAG)** was maintained in the third quarter of 2004. In particular, demand from China, Algeria and new EU states developed positively.

Due to the initiation of resizing, Water Systems order intake during the first nine months of 2004 was lower than the comparable figure for 2003 at EUR 122 m, while order backlog stood at EUR 241 m.

At EUR 110 m, sales were also below the level of the preceding year, while the operating result (EBITA) totalled minus EUR 43.0 m (Q 1-3, 2004: minus EUR 32.8 m) due mainly to the one-off effects derived from reorganisation measures, which negatively affected the result to an amount of minus EUR 20.5 m.

Water Systems area restructuring is proceeding according to plan. The first step in this process was the sale of the business units in Germany and France with a total of 5 locations, 157 employees and a sales volume of EUR 70 m to Veolia Water Systems. In addition, the Ravensburg location, which focuses on fluidised bed technology, was sold to the Austrian group, Andritz (closing expected in November). In 2003, the Ravensburg operation had sales of some EUR 13 m and a work force of 50.

In future, business activities will be concentrated at two locations (Vienna, Winterthur/ Switzerland) and the strategic approach will involve a focus on key markets (Austria, Switzerland, the new EU applicant countries, the Near and Middle East, North Africa and China) and technologies.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The business volume target for 2005 is EUR 120-130 m, which is to be achieved with a work force of around 150.

Key figures

EUR m	Q1-3/2003	Q1-3/2004	Change	Q3/2003	Q3/2004	Total 2003
Order intake	3,099	3,574	+15%	888	1,111	4,336
Order backlog[2]	4,228	4,867	+15%	4,228	4,867	4,314
Sales	2,676	2,847	+6%	998	960	3,828
EBITA excluding one-off effects	13.1	28.7	+119%	23.6	17.5	62
One-off effects[1]	+3.5	-50.5		-4.2	-50.2	-5
EBIT	-13.5	-50.1	-271%	9.0	-40.2	5
Financial result	-11.7	-13.6	-16%	-8.8	-3.7	-24
EBT	-25.2	-63.7	-153%	0.2	-43.9	-19
Profit /loss for the period	-22.2	-59.2	-167%	1.2	-40.6	-15
Employees[2]	17,746	16,779	-5%	17,746	16,779	17,478

[1] Resizing expenses and book gains/losses derived from the sale of assets and investments
[2] Closing date

Outlook 2004/2005

The basic improvement in the climate of investment within the capital goods industry is expected to continue for the remainder of the current year. Positive impetus is evident in both the metallurgical and energy sectors, as well as from industry.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The main operative goal is the completion of reorganisation within the Group and the exploitation of the opportunities offered by the international growth regions. Water Systems resizing will be concluded by the end of the year, together with the correction of the loss-making situation in the transformer segment.

A sum of EUR 65-70 m, of which around 50% is cash effective, has been required for the adjustments in capacity needed in the course of transformer production plant resizing.

The published result forecasts for 2004 and 2005 remain unchanged. Further guidance will be provided in due time.

Overview of the most important orders in the 3rd quarter of 2004

Metallurgy (VAI)

In regional terms, 38% of Metallurgy Division orders in the first nine months of 2004 came from Europe (including 13% CIS) and 32% from Asia (including 24% China).

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Order intake from China in the first three quarters of 2004 continued to rise strongly, increasing to EUR 323 m. This order volume included stainless steel plants for both Lisco and ZPSS, a continuous caster for Tianjin, two hot dip zinc coating plants for Benxi, a hot dip coating plant and strip pickling mill for Tangshan, an aluminium plant for Shenhou, as well as orders from more than ten other customers. The signing of a contract for a further stainless steel plant for Taiyuan Iron & Steel represented the capture of five out of the six orders allocated worldwide in this segment since 2003.

Among the most important orders received from outside China, were a new blast furnace for CST in Brazil, steel plant updates for customers in the CIS and USS Kosice in Slovakia, continuous casters for customers in the CIS, Korea and Sweden, as well as a hot rolling mill for Hadeed in Saudi Arabia and two hot rolling mills for Erdemir in Turkey. For the Posco steel concern (Korea), the Finex process - which is a further development of the Corex-technology- is to be installed on a large industrial scale for the first time.

Power Generation (VA TECH HYDRO)

The regional distribution of orders in the Power Generation Division showed Europe as the dominant market region with 68%, followed by North America with 16%.

The largest order received in the first nine months of the year was for the Kops II pumped storage power plant in Vorarlberg, Austria. With this new pumped storage plant, the customer, the Vorarlberg Illwerke, will optimise the Energie Baden Württemberg grid.

The design of another important hydro power project (Tsankov Kamak in Bulgaria) also took into account an extensive range of social and environmental factors. This contract represents an important contribution to Austrian climate protection strategy, as it is the country's first project based on the Kyoto protocol mechanisms.

Further examples of the promotion of hydro power as a renewable energy source are the Nussdorf small-scale power station near Vienna (Hydromatrix technology) and the launch of the global innovation, Straflo Matrix with the opening of Austria's very latest small-scale hydro power plant at Agonitz (Upper Austria).

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

In India, VA TECH HYDRO secured a EUR 40 m order for the large-scale "Teesta Low Dam Stage III" hydro power plant, which represented a continuation of the dynamic growth of the VA TECH Group in growth markets outside Europe.

Transmission and Distribution (VA TECH T&D)

Europe was the strongest region in this Division with a 50% market share, followed by Near/Middle East, Africa with 23%.

Among the most important orders received in the third quarter was a major contract worth some EUR 40 m from the Romanian grid company, Transelectrica, for the renewal of two high-voltage switchgear stations. With this order, VA TECH T&D has not only secured a solid foothold in an important market of the future, but also succeeded in the face of leading international competitors.

Infrastructure (VA TECH ELIN EBG, aii)

New orders in this Division derived largely from Austria (53%), Germany (18%) and the Czech Republic (6%).

The largest order of the first nine months of the year was received from HYPO Alpe Adria within the framework of the utilities systems for a new business complex in Zagreb/Croatia.

In addition, the success of the strategic orientation as a technical general contractor was demonstrated by major orders from Germany and Bulgaria. The Eastgate Berlin Shopping Centre and the Philips location in Hamburg are to be built in Germany and the S-Center Sofia in Bulgaria.

Order successes were registered in the tram sector in Seville/Spain and Phoenix and Seattle/USA. A general order was signed by the Vienna Public Transport Authority (Wiener Linien) for the supply of another 150 ULF (Ultra Low Floor) trams worth over EUR 100 m.

Vienna, November 8, 2004

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

This report also contains information and forecasts, which relate to future economic and Group developments. All such predictions constitute estimates, which were made on the basis of the data available at the time of their preparation. Thus they may deviate from the actual trends that transpire.

This information represents neither an offer, nor an invitation to submit an offer for VA Technologie AG stock. An offer requiring a prospectus, or a corresponding invitation for the submission of offers has not been prepared. In the case of a public offer, a prospectus will be issued by an announcement in the Official Gazette of the "Wiener Zeitung".

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Half-year result 2004 characterised by reorientation

- **Additional restructuring-measures bring losses in 2004**
- **Managing Board change at VA TECH Transmission&Distribution**
- **Order intake and sales clearly up**
- **Dynamic development in growth markets outside Europe**
- **WABAG redimensioning proceeds as planned**

Speaking at a press conference in Vienna, Klaus Sernetz, the new VA TECH Chairman stated that, "The first half-year 2004 was characterised by generally positive developments in our markets, which resulted in an 11% increase in order intake and record order backlog of EUR 4.8 billion. In addition, with the completion of changes to the Group portfolio, we have created a platform in our four divisions for the exploitation of the market opportunities available and the capture of top international positions." Sernetz went on to stress that, "The task now is to implement the additional measures needed to guarantee a lasting turnaround in the Group. Therefore the priority for 2004 is the completion of restructuring within the Group, like that at the transformer production locations, and the redimensioning of Water Systems."

"Therefore, to achieve the rapid implementation of these measures, together with the Supervisory Board, the Managing Board will draw up an additional restructuring programme during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. Consequently, we expect a negative net result for 2004 to the same amount", says Klaus Sernetz.

Due to differences of opinion concerning the extent of restructuring in T&D, Klaus Brenner, who up to now headed T&D will leave the group by mutual agreement. When this takes place member of the VA TECH-Board Christian Habegger will take charge of T&D in addition to his current poste as head of the Power Generation-Division.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Marked increases in order intake, order backlog and sales

During the first half of 2004, the unusually large increase in crude steel production in China, the rise in energy demand and the positive general situation in the CEE infrastructure services market all proved to be powerful business drivers.

Conversely, the strength of the euro against both the US dollar and the Japanese yen proved problematic and the continuation of high raw material prices could have a negative effect on capital goods industry activity.

Against this background, Group order intake was raised by 11% in the first half-year to EUR 2,463 m, which resulted in an 11% rise in order backlog to a new record high of EUR 4,821 m.

The largest increases in new orders came from Metallurgy (+64%) and Infrastructure (+16%).

In regional terms, orders from Europe (including CIS) predominated with 58% and a continuation of the positive situation in the market can be anticipated, not least due to the over-proportional growth in the new EU member states. Europe was followed in the rankings by Asia (18%) and the Near/Middle East, Africa (10%). The situation in both North America (9%) and South America (5%) improved with the result that expansion outside Europe could be successfully pursued.

In the first half of 2004, VA TECH sales were raised by 13% to EUR 1,940 m. Here, too, the Metallurgy (+26%) and Infrastructure (+31%) Divisions showed the strongest growth.

Earning before taxes (EBT) up by 22%

The group's half year result for 2004 is characterised by three highly profitable divisions (VAI, VA TECH HYDRO, VA TECH ELIN EBG) and problems in WABAG and T&D.

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first six months improved to EUR 64.3 m (HY 1 2003: EUR 42.8 m). Goodwill amortisation in the first half of 2004 increased to EUR 20.9 m (HY 1 2003: EUR 19.7 m). Therefore, the operating result (EBIT) rose from EUR 23.1 m in the first half-year 2003, to EUR 43.4 m in the first half-year 2004.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

The VA TECH Group's financial result for the first six months of the year altered from minus EUR 48.5 m to minus EUR 63.2 m, due to increased interest on advance payments.

Earnings before taxes (EBT) were up from minus EUR 25.4 m to minus EUR 19.8 m in the first half of 2004. Apart from the book profit from company divestments, this result also contained expenses for restructuring and unscheduled goodwill depreciation. The EBIT for the first half of 2003 contained one-off earnings of EUR 11 m derived from a sale and lease back transaction.

Following the deduction of taxes and minority interests, the result for the period improved from minus EUR 23.4 m in 2003 to minus EUR 18.6 m in 2004.

Net liquidity remains high

Active payment management for the securing of sufficient liquidity is a top Group priority. VA TECH gross liquidity fell to EUR 699 m, while interest-bearing liabilities were reduced to EUR 536 m. As a result, net liquidity was maintained at the high level of EUR 163 m.

Group free cash flow amounted to minus EUR 83 m in the first half of 2004 (HY 1 2003: minus EUR 27 m).

Developments in the Divisions

As a result of continuing growth in steel production, during the first half of 2004, the **Metallurgy Division (VAI)** demonstrated very satisfactory order intake. With a volume of EUR 907 m in the first half-year, the good result of the previous year was surpassed by 64%.

As a result of this extremely solid order intake trend, order backlog stood at an all-time high of EUR 1,518 m. This represents an improvement of 43% as compared to the first half-year 2003 and provides use of capacity for 1.6 years in terms of 2003 sales.

In comparison with the first half-year 2003, sales rose to EUR 532 m (plus 26%). This sizeable increase also led to a substantial rise in the operating result (EBIT) by 37% to EUR 28.7 m.

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

With the growth in order intake and result data, the already high level of liquidity could be consolidated still further.

With effect from July 1, 2004, VAI Pomini was purchased in its entirety. VAI Pomini is a competence centre for the engineering and construction of long products plants and achieved sales of almost EUR 100 m in 2003 with a work force of 180.

Power Generation (VA TECH HYDRO) continued to profit from the steady increase in the demand for electricity and increased investment in power plant updates and new equipment. Special pumped storage power plants for the securing of network stability and coverage of demand peaks also grew in significance.

Following the disproportionately large order intake of the preceding year, which was influenced by a number of major contracts, order intake in the first half of 2004 was down at EUR 359 m (HY 1 2003: EUR 592 m).

In a half-year comparison, sales improved by 13% to EUR 453 m, which led to an increase in the operating result (EBIT) of 10% to EUR 24.4 m.

Overall responsibility for further development of **VA TECH T&D** will be assumed by Christian Habegger in addition to his current poste as head of the Power Generation-Division.

Klaus Brenner, who previously held responsibility for T&D, will leave his poste by mutual consent. The reasons for his departure relate to differences of opinion concerning the scope of restructuring in T&D.

As a result of solid sales during the second quarter of 2004, first half-year order intake of VA TECH T&D was raised by 12% to EUR 685 m. At EUR 512 m, sales in the first six months of 2004 were 6% down on the preceding year. This was due to a weaker order situation in the preceding period and the deconsolidation of various companies in the course of a portfolio shakeout.

Earnings before interest, tax and amortisation (EBITA) failed to improve due to the underuse of capacity in the second quarter of 2004 at three transformer manufacturing locations. At EUR 6.3 m, the figure for the first half-year was slightly below that of the comparable period of 2003.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Apart from expenses for restructuring measures, the result also includes a book profit from divestments.

The negative operating result amounting to minus EUR 5 M derives from the unsatisfactory T&D-figures, the fact that the turnaround in the switchgear-sector has failed to materialise and unscheduled amortisation on goodwill, even though the SAT (ACP)-business area achieved an excellent result.
The ongoing "T&D 2004+" programme is targeted on cost reductions and increased efficiency in the switchgear and transformer business segments.

With effect from June 30, 2004, VA TECH T&D took over the remaining 40% of the high-voltage switchgear joint venture with Schneider Electric. In 2003, the joint venture achieved sales of EUR 620 m with a work force of 2,600 and was already operated as a fully consolidated Group company. This take-over facilitates a further improvement in VA TECH T&D business structures and processes.

Due to the critical situation with regard to the use of capacity and results situation in parts of the transformer business segment, the Managing Board will draw up an additional restructuring programme with the Supervisory Board during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. The Divison will thus be put in a position, whereby it will be able to deliver a clearly positive result in 2005.

The **Infrastructure Division (VA TECH ELIN EBG) continued to develop in a satisfactory manner due to the** improved economic conditions in Western Europe and the positive trend in the new EU member countries.

In the first half of 2004, order intake in the Infrastructure Division rose by 16% to EUR 464 m. while order backlog now stands at a record EUR 616 m (2003: EUR 582 m).

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Sales were significantly higher in both the second quarter and the first half-year, surpassing the comparable figure for 2003 by 31% and rising to EUR 400 m. As a consequence, the operating result (EBIT) was also 73% up at EUR 12.1 m.

Water Systems redimensioning proceeds as planned

A major step towards Water Systems restructuring and turn-around was taken with the sale of the domestic business of WABAG Germany and WABAG France. This divestment affected five WABAG locations (Leipzig, Ratingen, Butzbach, Bayreuth and Paris) with a work force of 157 and sales revenues in 2003 of EUR 70 m. Details concerning the transaction will be given following the granting of approval by the German anti-trust authority.

Due to the initiation of redimensioning, Water Systems order intake during the first half of 2004 was slightly lower than the comparable figure for 2003 at EUR 108 m, although order backlog was 16% higher at EUR 342 m.

At EUR 89 m, sales were at the level of the preceding year, while the operating result (EBIT) stood at minus EUR 16.5 m due to reorganisation measures and restructuring expenses.

The final structure foreseen for WABAG envisages a concentration at the locations in Vienna (for international business) and Winterthur (bio-filtration competence centre, Switzerland) with around 150 employees and will be in position by the end of 2004.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Key indicators[1]

EUR m	HY 1/2003	HY 1/2004	Change	Q2/2003	Q2/2004	Total 2003
Order intake	2,211	2,463	+11%	1,154	1,168	4,336
Order backlog[2]	4,335	4,821	+11%	4,335	4,821	4,314
Sales	1,724	1,940	+13%	922	1,026	3,923
EBITA[3]	42.8	64.3	+50%	17.1	34.3	153
EBIT[4]	23.1	43.4	+88%	5.5	28.0	101
Financial result	-48.5	-63.2	-30%	-23.2	-36.7	-121
EBT[5]	-25.4	-19.8	+22%	-17.7	-8.7	-19
Profit/loss for the period	-23.4	-18.6	+21%	-16.0	-11.0	-15
Employees[2]	17,552	17,093	-3%	17,552	17,093	17,478

[1] Figures according to the International Financial Reporting Standards (IFRS)
[2] Closing date
[3] Earnings before interest, taxes and goodwill amortisation
[4] Earnings before interest and taxes
[5] Earnings before taxes

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Outlook 2004/2005

- **Additional restructuring programme as an investment in the future**
- **A sustainable, positive result situation anticipated for 2005**
- **Extraordinary General Shareholders-Meeting to be held on September 21, in order to approve capital increase**

In the second half of 2004, the general improvement in the climate of investment within the capital goods industry should continue to benefit the VA TECH Group. Positive impulses are tangible in both the metallurgical technology and energy branches. Therefore, even after the sale of some operative units, it is anticipated that order intake and sales in 2004 will remain steady at a high level.

The primary task in 2004 is to complete Group restructuring measures, such as those involving locations in the transformer segment and the redimensioning of Water Systems, by the end of the year.
In addition, local value added in international growth regions such as Asia, Central/Eastern Europe/ CIS and Latin America must be increased, in order to use the opportunities available in these areas to the full.

Therefore, to achieve the rapid implementation of these measures, together with the Supervisory Board, the Managing Board will draw up an additional restructuring programme during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. Consequently, we expect a negative net result for 2004 to the same amount.
As Klaus Sernetz stresses, "The planned measures constitute an investment in the development of prosperity in the coming years. From 2005 onwards, a positive result situation on a durable basis can be anticipated, with a profit for the period in 2005 of more than EUR 50 m."

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Capital increase remains on the agenda

The completion of an increase in capital for the financing of Group operative growth remains on the Managing Board's agenda. A rise in the VA TECH equity ratio and the turn-around in 2005 offer an ideal basis for a profitable and success-oriented future for the Group.

At an extraordinary General Shareholders' Meeting of VA Technologie AG, to be held on September 21 an authorised capital of up to 3.75 million shares will be sought (up to 25% of share capital). Realisation is planned for the current year in line with market conditions.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Half-year result 2004, overview of the most important orders

Metallurgy (VAI)

In regional terms, 48% of order intake in the first six months of 2004 came from Europe (including 17% CIS) and 35% from Asia (including 28% China). Other interesting metallurgical plant building markets are Brazil and the Gulf States, above all Saudi Arabia.

With orders of EUR 249 m in the first half of 2004 (HY 1 2003: EUR 79 m) the Chinese market again demonstrated its uninterrupted dynamism. This order volume included a continuous caster for Tianjin, two hot dip zinc coating plants for Benxi, a hot dip coating plant and a cold rolling mill for Tangshan and orders from more than ten other customers.

Among the most important orders in the new plant sector received in the first six months of 2004 from outside China, were a new blast furnace for CST in Brazil, two EAF's, a ladle furnace and a continuous caster for customers in Russia and a continuous caster for a Ukrainian client. In the plant modernisation sector, orders were obtained for the update of a US Steel Kosice steel plant in Slovakia, a heavy plate and a Steckel mill for Erdemir in Turkey and a hot rolling mill for Jindal in India.
Recent successes include a major Finex order from Posco, the largest South Korean steel group.

Power Generation (VA TECH HYDRO)

Regional order intake distribution of continued to show Europe as the dominant market region with 69%, followed by North America with 18%.

One important order in the first half of 2004 was the Tsankov Kamak hydro power project in Bulgaria. This contract represents an important contribution to Austrian climate protection strategy, as it is the country's first project based on the Kyoto protocol mechanisms. It generates CO_2 reduction potential of around 200,000 t/y, which was purchased from Austria and can therefore be taken into account in Austria's CO_2 reduction target. The social and environmental aspects of this project were instrumental in its receipt of the TRIGOS award from Corporate Social Responsibility Austria (CSR Austria).

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

A further example of the promotion of hydro power as a renewable energy source is the Nussdorf small-scale power station near Vienna. Here, the previously unused water volumes in the Donaukanal are to be exploited for the generation of electrical power in an economic and ecologically intelligent manner with the help of Hydromatrix technology.

Field testing of another global technological advance, the Straflo Matrix™, was successfully initiated with the opening of Austria's very latest small-scale hydro power plant at Agonitz (Upper Austria). As a result of the new compact design of the turbine/generator unit, the Straflo-Matrix™ is especially suitable for retrofitting in existing structures such as irrigation dams and weirs. Consequently it opens up opportunities around the world for the economic exploitation of previously untapped hydro power potential.

Other projects of importance in the first half-year included numerous turbo generators for General Electric, bulb turbines for a Chinese customer, Dongfang, and various turbine refurbishing contracts in the USA and Europe.

Power Transmission and Distribution (VA TECH T&D)

In terms of order intake, Europe was the strongest region with a 44% market share, followed by Near/Middle East, Africa with 29%.

Among the most important orders received in the first half of the year in the power transmission and distribution sector were switchgear for Qatar, two turnkey substations for Algeria, a 400 kV switchgear for Jordan, as well as another 400 kV switchgear contract from the UK. Automation business developed in a positive manner with the capture of important orders, which largely originated from Europe.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Infrastructure (VA TECH ELIN EBG)

New orders derived largely from Austria (53%), Germany (19%) and the Czech Republic (6%).

The success of the strategic orientation as a technical general contractor was demonstrated by major orders from Germany and Bulgaria. In Germany, the Eastgate Berlin Shopping Centre is to be built and in Bulgaria, the S-Center Sofia. Other important contracts obtained during the first half-year included the electrotechnical building and the heating/air conditioning/ sanitation systems for the Obernberg health centre in Austria and the Philips location in Hamburg.

Order successes were obtained in the tram sector in Seville/Spain and Phoenix and Seattle/USA. A general order was signed by the Vienna Public Transport Authority (Wiener Linien) for the supply of another 150 ULF (Ultra Low Floor) trams worth over EUR 100 m. Around EUR 17 m from the initial delivery have been booked as an order intake.

The ai informatics company achieved a significant success in the German market with the receipt of an order for IT outsourcing from Maxdata.

Water Systems (VA TECH WABAG)

In terms of order intake, Europe was the strongest region during the first six months of 2004 with a 47% market share followed by Asia with 41%. The largest single orders received by Water Systems in the first half-year involved the Rötgen/Germany wastewater treatment plant, a demineralisation plant for the Panipat Refinery/India and a water treatment plant for Turkey.

Vienna, August 26, 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

US Securities and Exchange Commission
Mr. Michael Coco
Office of International Corporate Finance
Division of Cporporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Linz, May 19, 2005

Our Sign: hag/sti
Tel.-Extension: 3218
Fax-Extension: 3416
E-Mail: harald.hagenauer@vatech.at

Reinstatement of the Rule 12g3-2(b) Exemption

Dear Mr. Coco,

According to your e-mail regarding the revised application letter we would like to provide some more information on our US-shareholders:

- According to a research of the Bank of New York we have 6 beneficial and 2 registered holders of ADR's in total 4.788 shares as at May 9, 2005.
- Enclosed please find the names of our US-investors according to a shareholder identification (Jan. 2005)

Bear Stearns Asset Management, Inc. (New York)	542.200	New York
Paulson & Company, Inc. (New York)	350.000	New York
GLG Partners, LLC (New York)	300.000	New York
Gracie Capital LP	287.600	New York
Barclays Global Investors (US)	247.000	San Francisco
DKR Capital Partners, LP	150.000	Stamford
Mason Capital Management, LLC	150.000	New York
Grantham, Mayo, Van Otterloo & Co. (GMO)	130.000	Boston
Dimensional Fund Advisors	115.400	Santa Monica
CBI Capital, LLC	100.000	New York
State Street Global Advisors	97.000	Boston
Ramius Capital Group, LLC	94.400	New York
Moore Capital Management, LLC	50.000	New York
Sandell Asset Management Corporation (New York)	50.000	New York
Putnam Investments, LLC	25.700	Boston
PanAgora Asset Management, Inc.	24.900	Boston
Vanguard Group	23.700	Malvern
Retirement Systems of Alabama	21.100	Montgomery
Ohio State Teachers Retirement System	18.900	Columbus

We estimate that all these investors have tendered their shares to Siemens in the meantime. We are in a takeover process at the moment, closing is expected for July 20. For current ownership structure see enclosure.

- We have already sent all printed publications of the last two years, please find again the ad-hoc press releases of the last 24 months.

We would also like to inform you, that there have been no changes in disclosure obligations since the original list was submitted.

Best regards,

H. Hagenauer

US Securities and Exchange Commission
Mr. Michael Coco
Office of International Corporate Finance
Division of Cporporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Linz, May 19, 2005

Our Sign: hag/sti
Tel.-Extension: 3218
Fax-Extension: 3416
E-Mail: harald.hagenauer@vatech.at

Reinstatement of the Rule 12g3-2(b) Exemption

Dear Mr. Coco,

According to your e-mail regarding the revised application letter we would like to provide some more information on our US-shareholders:

- According to a research of the Bank of New York we have 6 beneficial and 2 registered holders of ADR's in total 4.788 shares as at May 9, 2005.
- Enclosed please find the names of our US-investors according to a shareholder identification (Jan. 2005)

Bear Stearns Asset Management, Inc. (New York)	542.200	New York
Paulson & Company, Inc. (New York)	350.000	New York
GLG Partners, LLC (New York)	300.000	New York
Gracie Capital LP	287.600	New York
Barclays Global Investors (US)	247.000	San Francisco
DKR Capital Partners, LP	150.000	Stamford
Mason Capital Management, LLC	150.000	New York
Grantham, Mayo, Van Otterloo & Co. (GMO)	130.000	Boston
Dimensional Fund Advisors	115.400	Santa Monica
CBI Capital, LLC	100.000	New York
State Street Global Advisors	97.000	Boston
Ramius Capital Group, LLC	94.400	New York
Moore Capital Management, LLC	50.000	New York
Sandell Asset Management Corporation (New York)	50.000	New York
Putnam Investments, LLC	25.700	Boston
PanAgora Asset Management, Inc.	24.900	Boston
Vanguard Group	23.700	Malvern
Retirement Systems of Alabama	21.100	Montgomery
Ohio State Teachers Retirement System	18.900	Columbus

We estimate that all these investors have tendered their shares to Siemens in the meantime. We are in a takeover process at the moment, closing is expected for July 20. For current ownership structure see enclosure.

- We have already sent all printed publications of the last two years, please find again the ad-hoc press releases of the last 24 months.

We would also like to inform you, that there have been no changes in disclosure obligations since the original list was submitted.

Best regards,

H. Hagenauer

PRESS INFORMATION

Business Year 2003: Sustainable improvement in financial results

- **Operating result (EBIT) up by 22 % to EUR 101 million**
- **Significant increase in free cash flow and net liquidity**
- **Sales at the previous year's level**
- **Share performance up by 65%**
- **Significant increase in productivity**
- **Growth markets China as well as Central and Eastern Europe**

"2003 was a politically and economically unstable year, but we successfully asserted our leading position as a global technology and service company," announced Dr. Erich Becker, Chairman of the Board of the listed VA TECH Group, at a special press conference in Vienna. „Among the undisputable highlights of the 2003 business year were: 5% increase in order intake, a 22% higher EBIT, a marked increase of free cash flow to EUR 185 million and a jump in net liquidity to EUR 238 million!" Dr. Erich Becker continued.

Positive Development in the Capital Markets
The booming markets in China and Russia and the positive signals from the eastern European countries resulted in an increase in the capital markets. This reflected in the performance of the VA TECH share price, which gained 65% in the course of the past year.

"By broadening the order base and limiting the project scopes we have succeeded in optimizing the risk spread, a major factor in ensuring the long term positive development of our assets, finances and earnings. In addition, since 1999 we have been able to achieve a significant increase in productivity (order intake per head) of more than 50 %," Becker said.

Growth markets China, Russia, Central and Eastern Europe
The beginning of the year was characterized by a low level of expectation with regard to growth due to the crisis in Iraq and the outbreak of SARS in Asia. The second half of the year saw a marked economic recovery denoted by economic growth in the USA, Russia and Asia, and particularly in China. The global steel market was and has been dominated by the development in China. Steel production went up 21% in 2003, which had a particularly positive effect on the business development of VA TECH's Metallurgy Division.

In addition, the stable demand in the power generation and power transmission sectors over the past three years resulted in a total order intake for the VA TECH of about EURO 1.2 billion in China, of which about EUR 800 million fell to the Metallurgy Division.

In the industrial countries, above all in the EU, growth was sluggish. This was also due to the strength of the euro against the yen and the dollar, which was detrimental to exports.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

In contrast, the economic upswing in the central and eastern European countries continued in 2003: growth rates reached 3.9% in the ten EU applicant countries.
In the meantime 10% of VA TECH's order intake volume stems from central and eastern Europe and CIS. In total the group employs 1,160 people in the new EU applicant countries and CIS.

Increased order intake and order backlog, stable turnover
As a result of the stronger euro, particularly against the US dollar, order intake, order backlog and sales dropped by 2-3% after currency conversion.
Nevertheless order intake developed satisfactorily, going up EUR 211 million from EUR 4,125 million to EUR 4,336 million. The Metallurgy and Infrastructure divisions saw the biggest growth (up by EUR 102 million and up by EUR 66 million respectively). From the regional point of view, and as in the previous years, the bulk of order intake came from Europe (65 percent) followed by Asia (15 percent). A further breakdown: Near and Middle East, Africa 11 percent; North America 7 percent and South America 2 percent.

Order backlog as at December 31 2003 stood at EUR 4,314 million, or EUR 353 million higher than the same date the year before. This corresponds to an average use of business capacity for more than a year.

Group sales volume, at EUR 3,923 million, was slightly up on 2002 (EUR 3,872 million). Particularly encouraging was the development in the Power Generation Division, which achieved an increase of 21% (or EUR 161 million).

Improved financial results, strong increases in liquidity and free cash flow
Equally satisfactory was the development of the EBIT, which saw a marked increase of 22% to reach EUR 101 million (2002: EUR 83 million). This includes EUR 25 million for restructuring.

The financial results improved from minus EUR 174 million to minus EUR 120 million due to higher liquidity, lower interest rates as well as the write-off of the investment in the German company Babcock Borsig Power in 2002 (EUR 44 million).

The year's losses improved by EUR 78 from minus EUR 93 million to minus EUR 15 million in the past year. The 2003 financial results included goodwill amortization amounting to EUR 52 million as non-cash items (EUR 46 million in 2002).

Gross liquidity – the sum of liquid funds – amounted to EUR 824 m (2002: EUR 822 m). The interest bearing liabilities decreased by more than 20 percent (EUR 586 m) over the year 2002 (EUR 739 m). This is the reason for a strong increase of net liquidity to EUR 238 m (2002: EUR 83 m). Thus the Group is debt free and gearing amounted to minus 50%.

Free cash flow also developed very well and increased to EUR 185 m (2002: EUR 101 m). "This is the result of active and consistent cash management in the entire Group," explained CFO Dr. Roland Scharb.

Division Development
The Group's business portfolio is focused on metallurgy, power generation, transmission and distribution and infrastructure.
The acquisition, divestiture and restructuring measures of the past years have led the four core Divisions – Metallurgy, Power Generation, Transmission and Distribution and Infrastructure – to

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

international top positions and underline the economic importance of the Group far beyond Austria's borders.

The **Metallurgy Division** (VAI) was able to significantly improve both order intake and earnings in 2003. Due to a 7% increase in global steel production fuelled by the booming markets in China (+21 percent) and Russia (+ 3 percent) Metallurgy showed an increase of 10 percent in order intake of EUR 1,050 million to EUR 1,152 million. There was particularly strong growth in the Automation and Services area, which saw sales increase by a staggering 63%!

EBIT improved to EUR 54.5 million (2002: 6.1 EUR million). Net liquidity and cash flow also developed very positively.

The **Power Generation Division** (VA TECH HYDRO) remained pleasingly stable and again reported improved key figures. In Europe, the development of combined cycle power plants profited from alternative investments (decommissioned power plants) and from a renewed demand for additional capacity (blackouts, e.g. Italy). Hydropower as a renewable source of energy was able to maintain its leading position and also plays an important role in the climate protection goals of Kyoto. This led to an increase of the order intake amounting to almost 4% from EUR 1,011 m in 2002 to EUR 1,049 m in 2003 and for an EBIT improvement to EUR 58.1 m (2002: EUR 56.5 m). Net liquidity and cash flow are also at a high level.

The **Transmission and Distribution Division** (VA TECH *Transmission & Distribution*) was characterized by a weakened international market and pressure on prices (especially in America and the Middle East) which is reflected in the decreased order intake (EUR 1.186 *million after* EUR *1,208 million) and a reduction in* EBIT *to* EUR 15.8 *million* (2002: EUR 50 million). The drop, especially in the transformer business, is due to the high competition and underuse of capacity at individual production sites. The EBIT includes goodwill amortisation amounting to EUR 10 million as well as restructuring expenses of EUR 14 million. A productivity and result improvement programme was launched and is already in the realisation phase. This programme also contains the market launch of new product technologies as well as the further improvement of business processes and cost structures.

The **Infrastructure** Division (VA TECH ELIN EBG, aii) also showed a satisfactory and stable development. Among others, the favourable development for industrial infrastructure services and the Eastern European countries, which are steadily gaining importance, led to a plus of 9 percent in order intake which amounted to EUR 808 million compared to EUR 742 m in the previous year. Around 13 % of order intake now comes from Central and Eastern Europe, 2% from the CIS states. In total the order intake from the new EU applicant countries increased by 30%.The operating result was EUR 29.3 million (2002: EUR 31.6 million).

The **Water Technology Division** (VA TECH WABAG) showed an increase in order intake of 12 percent as compared to the preceding year (EUR 251 m following EUR 225 m), but, as in 2002, presented a markedly negative EBIT amounting to minus EUR 42.4 m (2002: minus EUR 54.7 m). After termination of the negotiations on divestment and the decision for the Division to remain within the VA TECH Group, restructuring of this Division will continue under the auspices of VA TECH ELIN EBG and sub-areas will be sold.
The strategy is to concentrate on the key markets in Eastern Europe, Iran, Near and Middle East, North Africa, China and Switzerland.

Sustainable technologies make CO2 reduction of 50 million tons possible

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The VA TECH Group, which employs 17,500 people worldwide, develops innovative technologies for efficient use of energy and raw materials and to reduce harmful environmental emissions. That's why it is possible today to produce 50 million tons of CO2 less per year.
This has been made possible by the promotion of hydropower as a renewable energy resource, by erecting efficient combined cycle power plants and by implementing innovative solutions for power transmission and automation. In its Metallurgy Division (new technologies for the iron and steel industry) and the Infrastructure Division (energy optimisation in buildings, electro-mechanical equipment for cogeneration power plants) VA TECH delivers solutions with the effect: climate protection through efficient energy. Thus the VA TECH underpins its role as a partner for industry and public institutions seeking to reach their respective Kyoto objectives.

„Our company mission is clearly characterized by a policy of responsibility: responsibility towards our customers, shareholders, employees and all other stakeholders. For this reason we are publishing the third VA TECH Sustainability Report to date alongside our Annual Financial Report. It offers a detailed insight into the many sustainable measures in place throughout our Group," Erich Becker said in his statement.

Key figures 2002 / 2003

EUR m	2002	2003	Change (%)
Order intake	4.125	4.336	+5%
Order backlog	3.961	4.314	+9%
Sales	3.872	3.923	+1%
EBITA[1]	129	153	+19%
EBIT[2]	83	101	+22%
Financial result	-174	-121	+30
of which write-off BBP[3]	-44		
EBT	-91	-19	+79
Profit/loss for the period	-93	-15	+84
Free cash flow	101	185	+83
Net liquidity	83	238	+187
Equity capital	505	477	-6
Equity Ratio (in %)	13.9	13.3	-
Employees	17,725	17,478	-1

[1] Earnings before interest and taxes and amortisation
[2] Result from operating activities
[3] Babcock Borsig Power

++++25 March 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

OUTLOOK 2004

- **Improved economic conditions**
- **Order intake and sales in the magnitude of 2003**
- **Higher operating result**
- **Positive net result**

The Group's strategic line of attack in 2004 will again be to focus on the European home market and on the key growth markets outside of Europe, the expansion of the automation and service businesses, maintaining a competitive edge by providing sustainable solutions and renewable energy and to ensure increased long-term profitability. Vital to long-term business success is a stable ownership structure that opens channels for growth and thereby secures the strategic independence of the Group.

The economic outlook for 2004 is better than a year ago; this permits us to expect higher capital investments. The first signs of this were already apparent in the fourth quarter 2003.
And again in 2004, Asia, and at the forefront China, will substantially contribute to global growth. This gives rise to cautious optimism in the metallurgical plant-engineering sector.
Dynamic growth in the central and eastern European states will also continue in 2004, increasing the chances for lucrative business for all VA TECH group divisions.

VA TECH therefore expects a stable order situation in 2004, maintaining last year's volume. The same applies to sales. Furthermore operating results are expected to continue to improve and a positive net result is anticipated.

Planned capital increase
In February 2004 the VA TECH Managing Board published its intention to increase the capital of the Group. This shall be initiated by a decision on approved capital in the annual general meeting on 29 April 2004. The aim is to achieve a substantial strengthening of the equity basis.

25 March 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VA TECH order intake in 2004 rise by 10%

- **Provisional figures: order intake of EUR 4.65 bn**
- **Largest order growth for VAI and T&D**
- **Confirmation of the improved result forecasts for 2005**

On the basis of the provisional statistics for 2004, VA TECH order intake has developed in an extremely positive manner, rising to around EUR 4,650 m, an increase of 10% on the comparable figure for the preceding year (EUR 4,238 m). [1]

In divisional terms, Metallurgy (VAI) contributed EUR 1,620 m (plus 41%) to order intake, Power Generation (VA TECH HYDRO) EUR 880 m (minus 16 %), Power Transmission and Distribution (VA TECH T&D) EUR 1,230 m (plus 9%), Infrastructure (VA TECH ELIN EBG, aii) EUR 840 m (plus 4%) and Water Systems EUR 180 m (minus 15%). The consolidation effect amounted to EUR 100 m.

As a consequence of this highly positive business performance, over 70% of the sales planned for 2005 are already secured by order backlog. Therefore, the VA TECH Managing Board has confirmed its improved forecast of a profit for the year 2005 of over EUR 66 m. Other decisive factors in this prediction are the successful completion of the restructuring programme in 2004, which resulted in a considerable reduction in fixed costs, and the sale or closure of unprofitable units.

Vienna, January 10, 2005

[1] Corrected basis taking into account company investments

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VAI gets off to a flying start in 2005

- **Over EUR 500 million in order intakes already during January 2005**
- **EUR 2 bn order backlog secures use of capacity**
- **Record year in 2004 with order intake of EUR1.62 bn**

Following the record year 2004, the successful business development of VAI, a subsidiary of the listed VA Technologie AG, continued at the beginning of 2005. As Gerhard Falch, the VOEST-ALPINE Industrieanlagenbau GmbH Chairman and Vice-Chairman of VA Technologie AG explains, "Due to the taking effect of the major orders from Hadeed worth around EUR 340 million, negotiated and agreed upon in October 2004, and other contracts worth more than EUR 160 million from Saudi Arabia, the CIS, China, Iran, Poland and Turkey, VAI can already point to an order intake in January 2005 of over EUR 500 million."

Further order from Saudi Arabia

Apart from the major orders for the world's largest direct reduction plant and the enlargement of the electric steelmaking plant, Hadeed has allocated VAI a further order worth around EUR 13 million for modifications to the hot dip galvanizing plant at Al-Jubail, which was originally supplied by VAI in 1998. This new order was presented to VAI on the occasion of an official ceremony to mark the start of the complete project.

Additional order successes in traditionally strong markets

In the CIS, VAI has secured orders with a total value of around EUR 60 million. These include contracts for a continuous caster for Alchevsk and a ladle furnace for Azovstal.

Orders for a dry dedusting system for the Chinese steel producer, Baosteel, an electrical steelmaking plant for the Turkish steel company Colakoglu and a strip coating plant for the Huta Florian in Poland represent further items on the list of current order successes.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Head of Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VOEST-ALPINE INDUSTRIEANLAGENBAU

Steel plant for long products in Iran

The Iranian steel producer, Vian Steel, has commissioned VAI POMINI, an Italian VAI subsidiary specialising in technologies for the production and processing of long products, with the supply of an electrical steelmaking plant and a billet caster worth over EUR 50 million for its plant in the province of Hamadan. As a result of its planned steel production expansion, Iran remains an interesting market for VAI.

Record order backlog secures employment and confirms the strategic orientation

As a consequence of the steady increase in order intake, which in 2004 reached an all-time high of EUR 1.62 bn, the VAI order backlog has also risen in January 2005 to a record value of over EUR 2 bn. Gerhard Falch, "This order backlog means that the use of capacity within the VAI Group is secured for the next two years. The probity of our choice of strategy as a life cycle partner for the iron, steel and aluminium industry is further underlined by the continuing positive developments in the areas of automation and metallurgical services."

Linz, January 13, 2005

Enclosed picture:
official ceremony to mark the start of the HADEED project (foreground from left to right):
Mr. Mohammed S. AL-JABR / President HADEED and Mr. Gerhard FALCH / President of VAI and Vice Chairman of the Board of VA TECHNOLOGIE AG

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 976 million EUR in 2003 and employs approximately 3,400 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Head of Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VICTORY has reduced VA TECH investment from 15.03% to 11.67%

VICTORY Industriebeteiligung AG has reduced its investment in VA TECH to 1.750.251 shares. On the basis of a total number of 15,000.000 VA Technologie AG shares this corresponds to a participation of 11.67%.

50% of VICTORY are held by Mirko Kovats, 50% are held by RPR private trust fund located in Vienna.

++++2004-01-28

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Fidelity abandons participation in VA TECH

Fidelity Investments has informed VA TECH about the full disposal of its VA TECH-shares. The participation stated by Fidelity in September 2004 amounted to 5.38% of the share capital.

Vienna, January 27, 2005

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

sustainable solutions. for a better life.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

```
  ####    ###     ####    ###    ### ###
 #   #   #   #   #   #   #   #    ## ##
#       #     # #       #     #   ## ##
#       #     # #       #     #   # # #
#       #     # #       #     #   # # #
#       #     # #       #     #   #   #
 #   #   #   #   #   #   #   #    #   #
  ###     ###     ###     ###    ### ###
```

Job : 220
Date: 5/10/2005
Time: 3:32:14 PM

PRESS RELEASE

Eureka Fund invests in VA Technologie AG

The Eureka Fund Limited announced the aquirement of 776,158 VA TECH-shares. On the basis of a total number of 15,341,860 VA TECH-shares this corresponds to a participation of 5.06 %.

Vienna, 26. January 2005

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

sustainable solutions. for a better life.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Eureka abandons participation in VA TECH

The Eureka Fund Limited has informed VA TECH about the full disposal of its VA TECH-shares. The participation stated by Eureka in January 2005 amounted to 5.06 % of the share capital.

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

sustainable solutions. for a better life.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VA TECH sells Asta Elektrodraht GmbH to Metrod Berhad

The listed VA Technologie AG announces the closing of the sale of its 100 percent subsidiary Asta Elektrodraht GmbH to the Malaysian company Metrod Berhad. The divestiture was realised in the course of VA Technologie AG's strategic focussing on its core business.

In the Austrian plant in Oed Asta produces high-quality copper wire winding material and components for the power industry, employs 250 employees and, in 2003, had sales amounting to EUR 60 m.

Metrod Berhad is listed at the stock exchange of Kuala Lumpur and ranks among the important producers of copper rods and copper wires; in 2003, sales amounted to EUR 110 m. The company is part of an international copper trading and processing group which majority is owned by the family of Lord Bagri.

Metrod emphasises in a statement that Asta will play an important role in Metrod's global activities of expansion due to its geographical situation in the heart of Europe.

Deconsolidation from VA TECH's accounts will be effected retroactively as per 1 January 2004.

++++2004-06-08

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

Growing market Brazil: Major contract for VAI

- **Total contract value: approximately EUR 180 million**
- **High demand for steel causes upturn of worldwide project activity**
- **Brazil and CIS are the strongest growth markets besides China**

The high demand for steel in conjunction with the good earnings situation of the steel industry continues to give global rise to numerous investment projects in new steel capacities, predominantly in the CIS and in Brazil. Due to its rich mineral resources Brazil ranks among the most promising future markets.
VOEST ALPINE INDUSTRIEANLAGENBAU (VAI), a subsidiary of the listed VA TECH now ensured the major order from a Brazilian steel producer.

Total contract value: EUR 180 million
Beyond the leadership of VAI a European consortium establishes a new blast furnace with a total value of more than EUR 180 million (portion of VAI: approximately EUR 120 million) for the leading Brazilian steel producer Companhia Siderùrgica de Tubarao and thus now also emphasises its global leading position in the field of iron and steelmaking in Brazil.

Order intake up by plus 88 percent in the first quarter
As a result of the good iron and steel industry market development, VAI could increase the order intake by 88 percent in the first quarter to EUR 454 million compared to the same figure of the preceding year. Sales rose by 34 percent to EUR 253 million and there was also an increase in the operating result (EBIT) to EUR 12.1 million.
In the period from January to March 2004 the world steel production rose by 8.7 percent compared to the same period of the previous year. The production in China increased by 26.4 percent, in the other countries it incremented by 3.9 percent.

2004-06-09

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Head of Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VOEST-ALPINE INDUSTRIEANLAGENBAU

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 976 millions EUR in 2003 and employs approximately 3,400 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Head of Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Franz Struzl abandons his brief in the Supervisory Board

Franz Struzl abandoned his brief as a member of the Supervisory Board of VA Technologie AG.

The number of the capital representatives in the Supervisory Board was thus reduced to ten and now corresponds to the provisions required by the Austrian Corporate Governance Codex.

++++2004-06-07

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG – Preliminary figures 2003

- **Order intake up by 5 percent**
- **Order backlog EUR 4.3 billion – up by 9%**
- **EBIT up by 22 percent to EUR 101 m**
- **Highly increased net liquidity at EUR 238 m**
- **Marked increase of free cash flow to EUR 185 m**

In a politically and economically instable year 2003 VA Technologie AG successfully asserted its leading position as global Technology and Service Company and significantly improved the results.
Decisive reasons for this development were the booming markets of China and Russia, stable European market as well as the economic upturn in Central and Eastern Europe.

Increase of order intake and backlog, stable sales, improvement in the operating result
Because of the increasing strength of the euro, the Group currency, particularly against the US dollar, currency conversions resulted in a reduction in order intake, order backlog and sales of 2-3%.

Nevertheless, order intake developed satisfactorily and was raised by EUR 211 m from EUR 4,125 m to EUR 4,336 m. The Divisions Metallurgy (up by plus EUR 102 m) and Infrastructure (up by plus EUR 66 m) showed the most significant increase.

As at December 31, 2003, order backlog stood at EUR 4,314 m, which was EUR 353 m higher than on December 31, 2002. This corresponds to an average use of business capacity for more than a year.

Group sales at EUR 3,923 m were slightly up on the same period of 2002 (EUR 3,872 m). The development in the Power Generation Division, where an increase of 21 percent (i.e. EUR 161 m) was achieved, was especially satisfactory.

Improved result, strong increase of liquidity and free cash flow
A marked increase of 22 percent in the operating result (EBIT) to EUR 101 m (2002: EUR 83 m) was also satisfactory. Included herein are restructuring expenses amounting to EUR 25 m.

The financial result improved from minus EUR 174 m to minus EUR 121 m due to increased liquidity, lower interest rates as well as the write-off of the investment in the German company Babcock Borsig Power in 2002 (EUR 44 m).

The loss for the year was improved by EUR 78 m from minus EUR 93 m to minus EUR 15 m in the past year. The result 2003 included goodwill amortisation amounting to EUR 52 m as non-cash items (2002: EUR 46 m).

Gross liquidity – the sum of liquid funds – amounted to EUR 824 m (2002: EUR 822 m). The interest bearing liabilities decreased by more than 20 percent (EUR 586 m) over in the year 2002 (EUR 739 m). This is the reason for a strong increase of net liquidity to EUR 238 m (2002: EUR 83 m). Thus the Group is debt free and gearing amounted to minus 50%.
Free cash flow also developed very well and increased to EUR 185 m (2002: EUR 101 m). This is the result of active and consistent cash management in the entire Group.

VATECH

VA Technologie AG

PRESS RELEASE

VA Technologie AG Quarters 1-3, 2003

- Order intake up by 5%
- Sales increase of 3%
- Operating result (EBIT) up by 15%, earnings before interest, taxes and goodwill amortisation up by 17%
- Net result improves sharply by 76%
- Net Group liquidity again increased, improved free cash flow
- Positive business development, significant improvement in the earnings situation in the Metallurgy Division
- Business development and earnings situation in the Hydro Power Generation Division remains strong
- Productivity and result improvement programme in the Transmission and Distribution Division in realisation
- Restructuring in the Water Systems Division in progress, continuing divestment negotiation
- Growth and a positive earnings situation in the Infrastructure Division
- Outlook 2003: expectation of a significant improvement in the operating result and a positive net result

Positive order development despite flat economic situation

The first nine months of 2003 were characterised by sluggish economic development and in both Europe and the USA there were only limited impulses for an upturn. Regional crisis further exacubated this trend. The low level of expectations with regard to growth also led to the reduction or postponement of investment projects.

The strength of the euro against the US dollar and the yen also had a negative impact on European exports. In addition, the higher exchange rate also had a detrimental effect on translations into the euro, which is consolidation currency of VA TECH. Despite these general conditions in the first nine months of the year, order intake was raised by 5% to EUR 3,099 m. This increase was spread across all divisions.

Order backlog as at September 30, 2003, stood at EUR 4,228 m, which was 7% higher than on December 31, 2002 (EUR 3,961 m), but 2% down on the figure for the preceding year.

Earnings situation

Group sales in the first nine months of 2003 were 3% up on the same period of last year at EUR 2,747 m. Sales growth in the Hydro Power Generation Division, where an increase of EUR 106 m (plus 20%) was achieved, was especially satisfactory. Metallurgy Division sales were at the level of the preceding year, while those of Power Transmission and Distribution were slightly down. Water Systems sales fell, but those of the Infrastructure Division were up by 8%.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

The Transmission and Distribution Division provided the major share of Group sales with 31%. Europe was again the VA TECH Group's main market in terms of order intake (65%) and also the dominating market in terms of sales with a 64% share.

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first nine months amounted to EUR 87.2 m, which was 17% up on the comparative figure for 2002.
The earnings before interest and taxes (EBIT) increased from EUR 49.5 m to EUR 57.1 m. EBIT includes restructuring costs and accelerated goodwill amortisation on VA TECH WABAG in 2003, as well as the positive effects from the reduction in fixed assets.
The contribution for the attainment of the operating result (EBIT) were derived largely from both the Metallurgy Division (EUR 33.0 m), which in combination with positive business development can point to a significant improvement in its earnings position, and from the Hydro Power Generation Division (EUR 37.2 m), which also demonstrated solid business development. The Transmission and Distribution Division (EUR 5.5 m) was affected by the delays in contract allocations, as well as severe competitive pressure and the strong euro. A productivity and result improvement programme has already been initiated. The Water Systems Division remains subject to restrictive market conditions and an unsatisfactory earnings position (minus EUR 35.7m). Restructuring is in progress and negotiations concerning a divestment continue. The Infrastructure Division showed growth and a positive earnings situation.
The VA TECH Group's financial result for the first nine months of the year improved from minus EUR 143.3 m to minus EUR 82.3 m due to increased liquidity, lower interest rates and the omission of the write-down of the investment in the German company Babcock Borsig Power (EUR 44.4 m) in 2002.
The profit for the period for the first nine months improved from minus EUR 93.3 m in 2002 to minus EUR 22.2 m.

Asset and financial situation

As compared to December 31, 2002, the balance sheet total on September 30, 2003, was 3% down at EUR 3,554 m. Assets consisted of 31% non-current assets and 69% current assets. Shareholders' equity including minority interests amounted to EUR 477 m, which corresponds with an equity ratio of 13.4%.
The focus of the Group on cash management and increased liquidity also showed tangible results in this quarter.
The total of liquid assets (gross liquidity) as at September 30, 2003, amounted to EUR 756 m (following EUR 822 m at year-end 2002). After the deduction of interest-bearing liabilities of EUR 715 m (EUR 739 m at year-end 2002) positive net liquidity of EUR 41 m results (following minus EUR 62 m as at September 30, 2002). Continued systematic cash management meant that Group net liquidity improved again in the third quarter of 2003 to EUR 21 m. Gearing was maintained at a satisfactory minus 9%.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Cash flow and investments

Cash earnings in the first nine months of the year amounted to EUR 44 m (first nine months of 2002: EUR 7 m). If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 34 m (first nine months of 2002: minus EUR 31 m).
The cash flow from investing activities amounted to plus EUR 29 m (first nine months of 2002: minus EUR 6 m). This figure includes investments in tangible and intangible fixed assets and shareholdings (EUR 41 m after EUR 45 m in the first nine months of 2002), as well as the increased liquidity derived from a reduction in long-term committed assets.
Group free cash flow of minus EUR 5 m resulted (first nine months of 2002: minus EUR 37 m).

Human resources

As at September 30, 2003, the work force numbered 17,746. This figure was stable, despite an increase on the figure for the year-end 2002 resulting from expansion in the scope of consolidation, which involved some 300 employees. As opposed to the work force at September 30, 2002, this represented a reduction of 49 employees.

Ownership structure

In recent months, the ownership structure of VA TECH has undergone major change. Following the sale of a 19.5% holding by voestalpine and of 9% by ÖIAG, company stock is now divided among VICTORY Industriebeteiligung AG with 15.03%, the ÖIAG with 15% and 68.3% free float. The remaining 1.67% (250,000 shares) are held by VA TECH within the framework of an employee participation programme and were offered to the work force via an option scheme in November 2003.

Development of Divisions

Metallurgy

Metallurgy Division (VOEST-ALPINE Industrieanlagenbau/VAI) order intake continued to develop satisfactorily with the result that at EUR 781 m the figure for the first nine months of 2003 was 9% up on to the same period of the preceding year. Regional order intake showed a 52% share for Europe (CIS 13%) and 26% for Asia (China 16%). Order backlog was also clearly higher than in the preceding year, standing at EUR 1,029 m (+14%).

Apart from China and the CIS countries, the regional focus is also on the Gulf states. The positive business development resulted in a significant improvement in the earnings situation
Following a good third quarter (plus 16%) sales amounted to EUR 684 m, which was at the level of the first nine months of the preceding year.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

The operating result (EBIT) also developed in a highly satisfactory manner. EBIT increased from EUR 1.4 m to EUR 33 m in the first nine months of the year (including the effect of around EUR 11 m derived from a sale and lease-back transaction in the first quarter).
The excellent positioning of the Automation and Service Business Area was further underpinned by a share in divisional order intake of around 30%. In the Services Business area the company STEEL RELATED TECHNOLOGY (SRT) was acquired. This company provides continuous casting servicing throughout North America.

Hydro Power Generation

Business development and earnings situation remain strong in the Hydro Power Generation Division (VA TECH HYDRO). At EUR 743 m, order intake in the first nine months of 2003 was 12% up on the high level of the preceding year.
The regional distribution of orders showed Europe as the dominant market region with 80%, followed by Asia with 9%. The order backlog figure also improved markedly over that at the end of 2002, standing at EUR 1,517 m (plus 9%).
As a result of a good third quarter, sales in the first nine months were up by 20% at EUR 629 m. The operating result (EBIT) rose by 16% to EUR 37.2 m.
In Europe, a trend towards the building of new pump storage capacity is discernible. This is due to the growing need for electrical power to cover peak demand, for network stabilisation.
The significance of hydro power as a renewable energy source and its furtherance in Europe led to investment impulses in both the new plant and modernisation sectors.
The contract for the Tsankov Kamak hydro power project in Bulgaria, which will generate a greenhouse gas reduction potential of around 200,000 t of CO_2 annually, was signed in October 2003 and is not yet contained in the order backlog. The emission certificates from this project will be allotted to the Austrian Kyoto reduction target.

Transmission and Distribution

Development in the Transmission and Distribution (VA TECH T&D) market during 2003 was characterised by delays to investment. In line with the weak, international economic situation, there was a reduction in the number of order allocations in key markets of the energy sector.
Despite an improvement in order intake in the third quarter, at EUR 860 m order intake during the nine months of 2003 was below the level of the preceding year. In terms of order intake, Europe was the strongest region during the first nine months of 2003 with a 48% market share, followed by Near/Middle East, Africa with 24%. Order backlog amounted to EUR 905 m.
Sales in the third quarter were up, but in comparison with the figure for the first nine months of 2002 down by 4% (EUR 850 m). The operating result (EBIT) of EUR 5.5. m was characterised by lower sales realisation and increased competitive pressure. A result improvement programme is already in the realisation phase. This programme includes measures aimed at improving productivity, adjustments in capacity (reduction of around 500 employees during 2003

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

and 2004) and the market launch of new product technologies. In addition, in the course of further focussing, non-core business belonging to the Division is being sold off.
The work force was again reduced and totalled 6,462 at the end of September.

Water Systems

The competitive situation in the engineering and plant building business of the Water Systems Division (VA TECH WABAG) continues to be tense. Expectedly in Central Europe, the industrial sector as well as municipal clients have adopted a restrictive investment approach.
At EUR 82 m, order intake in the third quarter of 2003 was far better than in the same period of 2002 and orders in the first nine months (EUR 196 m) were slightly up on the figure for last year. In terms of order intake, Europe was the strongest region during the first nine months of 2003 (45%) followed by Asia (29%).
Lower order backlog due to investment delays in both the local government and industrial sectors in many regional markets led to reduced sales during the first nine months of the year (EUR 137 m).
The result before interest, taxes and goodwill amortisation (EBITA) for the first nine months of minus EUR 26.8 m remained at the level of the preceding year, while the operating result (EBIT) was down at minus EUR 35.7 m as a result of the accelerated goodwill amortisation. Apart from the aforementioned goodwill amortisation, the negative EBIT can be traced to the underuse of capacity, restructuring costs and the finalisation of loss-making projects from the past.
Parallel to the implementation of the already implemented measures for the restructuring of the Division, divestment negotiations continue. The alternative would be a further sizeable redimensioning, involving a market focusing and a streamlining of locations.

Infrastructure

The Infrastructure Division (VA TECH ELIN ABG, ai informatics) showed growth and a positive earnings situation. As a result of a positive third quarter, the order intake of the Division rose to EUR 602 m in the first nine months of the year and was therefore 10% above the comparable figure of the preceding year. Also sales improvement by 8% (EUR 497 m) compared to last year. The operating result (EBIT) amounted to EUR 14.8 m and was therefore slightly below the level of the EBIT for the first nine months of the preceding year (this result included the one-off effect derived from the book profit of EUR 12 m relating to a sale and lease-back transaction). If the book profit is excluded, then profitability was clearly higher.
Orders largely derived from Austria (57%). Central and East European countries accounted for 14%, CIS for 4%.
Growth in the markets of the new EU member countries exceeds the EU average, while Russia and other CEE states also demonstrated positive market development.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Outlook for 2003

Despite of continuing reticence with regard to investment in the capital goods industry, we nonetheless continue to adhere to our forecasts for 2003. Order intake and sales will be in the order of magnitude of the preceding year. In addition, we anticipate a significant increase in the operating result and a positive net result.

Key figures[1]

EUR m	Q1-3/2002	Q1-3/2003	Change	Q3/2002	Q3/2003	Total 2002
Order intake	2,938	3,099	+ 5%	727	888	4,125
Order backlog[2]	4,301	4,228	-2%	4,301	4,228	3,961
Sales	2,680	2,747	+ 3%	892	1,023	3,872
EBITA[3]	74.5	87.2	+17%	38.6	44.4	129
EBIT[4]	49.5	57.1	+15%	29.4	34.0	83
Financial result	-143.3[5]	-82.3	+43%	-35.3	-33.9	-174
EBT[6]	-93.8	-25.2	+73%	-5.9	0.1	-91
Profit/loss for the period	-93.3	-22.2	+76%	-8.2	1.3	-93
Employees[2]	17,795	17,746	-	17,795	17,746	17,725

[1] Figures according to the International Financial Reporting Standards (IFRS)
[2] Closing date
[3] Earnings before interest, taxes and goodwill amortisation
[4] Earnings before interest and taxes
[5] Including write-down of the Babcock Borsig Power investment of EUR 44.4 m
[6] Earnings before taxes

++++2003-11-2003

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

VA Technologie AG: First half of 2003

- **Order intake at the level of the previous year**
- **Operating result (EBIT) up by 15%**
- **Net result significantly up by 73%**
- **Continued positive net liquidity and improved free cash flow as compared to Q1/2003**
- **Successful turnaround in the Metallurgy Division completed, clear business improvement**
- **Continuation of positive business development in the Hydro Power Generation and in the Infrastructure Division**
- **Delayed order allocation and margin pressure in Transmission and Distribution**
- **Restructuring in the Water Systems Division**
- **Outlook 2003 unchanged: order intake and group sales in the order of magnitude of the previous year; marked improvement in the operative result and a positive net result**

Stable order intake

All in all, the first half of 2003 was characterised by the unstable situation in the global economy and the effects of the Iraq war and the SARS lung infection, which hit the Asian region particularly hard.

The capital goods industry was affected by these events as they resulted in postponements and delays in planned investments.

The strength of the Euro against the US dollar was a further problematic factor in export business.

In spite of the generally unfavourable situation, VA TECH was nonetheless able to maintain the order intake of the first half year of 2003 with EUR 2,211 m at the level comparable to that of the preceding year and thus showed a satisfactory trend.

The Transmission and Distribution Division provided the major share of order intake in the first half of 2003 with 28%, in close succession of the Hydro Power Generation (27%) and the Metallurgy Division (25%). The Divisions Infrastructure and Water Systems contributed 18% and 5%. (Group Services and Consolidiation minus 3%).

Order backlog stood at 4,335 m, which was 9% up on the total for December 31, 2002, but slightly down on the figure for the preceding year.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

Group sales and earnings situation

Group sales were 4% down on the same period of last year at EUR 1,724 m. The reason for this fall was the decline in sales realisation in Metallurgy, Transmission and Distribution and Water Systems. By contrast, there was a growth in both the Hydro Power Generation and the Infrastructure Divisions.

The Transmission and Distribution Division provided the major share of Group Sales with 32%. In terms of sales, Europe was again the VA TECH Group's main market with a 63% share.

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first half-year amounted to EUR 42.8 m, which was 19% up on the comparable figure for 2002.

The result before interest and taxes amounted to EUR 23.1 m (as compared to EUR 20.1 m in the first six months of 2002). EBIT includes restructuring costs and the positive effects from the reduction in fixed assets (sale and lease back transaction in the Metallurgy Division with the realised effect of around EUR 11 m).

The VA TECH Group's financial result for the first six months of the year improved from minus EUR 108.0 m to minus EUR 48.5 m due to increased liquidity, lower interest rates and the omission of the write-off of the investment in the German company Babcock Borsig Power (EUR 44.4 m).

The result of the first half-year was improved by EUR 61.7 m from minus EUR 85.1 m in 2002 to minus EUR 23.4 m.

Asset and financial situation

As compared to December 31, 2002, the balanced sheet total on June 30, 2003 was 6% down at EUR 3,418 m. Assets consisted of 33% non-current assets and 67% current assets.

Shareholders' equity including minority interests amounted to EUR 472 m, which corresponds with an equity ratio of 13.8%.

The gross liquidity as at June 30, 2003, amounted to EUR 741 m (following EUR 822 m at year-end 2002). Following the deduction of interest-bearing liabilities of EUR 722 m (EUR 739 m at year-end 2002) there remains a positive net liquidity of EUR 19 m (following minus EUR 45 m as at June 30, 2002 and EUR 83 m at the end of 2002).

Continued, systematic cash management meant that gearing was maintained at a satisfactory minus 4%.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

Cash flow und investments

Cash earnings in the first six months of the year amounted to EUR 22 m (first six months of 2002: EUR 3 m). If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 74 m (first six months of 2002: plus EUR 15 m).
The cash flow from investing activities amounted to EUR 47 m (first six months of 2002: minus EUR 32 m). This figure includes investments in tangible and intangible fixed assets and shareholdings, as well as the increased liquidity derived from a reduction in long-term fixed assets.
Group free cash flow of minus EUR 27 m resulted (first six months of 2002: minus EUR 16 m).

Human resources

As at June 30, 2003, the work force numbered 17,552, which was 1% down on the figure for the year-end 2002. As compared to the work force on June 30, 2002, this represented a reduction of 689 employees (4%).

New VA TECH ownership structure

Following the purchase of the 19.05% holding of voestalpine AG by VICTORY Industriebeteiligung AG and the sale of 9% of the ÖIAG holding, the VA TECH ownership structure consists of a 19.05% VICTORY Industriebeteiligung AG holding, 15% ÖIAG and 64.28% free float. 1.67% of stock is held by VA TECH in connection with an employee participation scheme.
The sale of 9% of the ÖIAG holding to Austrian and international financial investors until August 8, must be seen within the context of the planned, gradual and complete withdrawal of the state from its investments in accordance with the resolution passed by the Supervisory Board of Österreichische Industrieholding AG (ÖIAG) on July 10, 2003.

Balanced Scorecard – an instrument for realisation of strategies

At the beginning of the second quarter of 2003, VA TECH launched its "Balanced Scorecard" project. The Balanced Scorecard is an instrument, that makes the realisation of strategies easier to comprehend and to measure. Once again, the objective here is a further increase in efficiency and the optimisation of our business processes.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

Developments in the Divisions

In the **Metallurgy** Division (VOEST-ALPINE Industrieanlagenbau), a successful turnaround was achieved with strong improvement in order intake and results.
Order intake in the second quarter of 2003 proceeded satisfactorily (plus 14% up on the second quarter of 2002). Accordingly, total order intake amounted to EUR 552 m, which constituted a rise of 10% for the first half of 2003 as opposed to the same figure from the preceding year. The regional order intake showed a 64% share for Europe (CIS 18%) and 16% for Asia.
There was a strong improvement in the operating result during the second quarter of 2003 with a figure of EUR 9.2 m following EUR 1.3 m in the second quarter of 2002.
Despite lower sales, earnings before interest and taxes (EBIT) in the first half-year amounted to EUR 21 m (including the effect of around EUR 11 m derived from a sale and lease back transaction in the first quarter). This follows a figure of minus EUR 4.7 m in the first half of 2002.
The driving force in growth remains China. There is tangible increase in investment in the CIS, Middle East and South America. The European market is stable.
In June, an important order was received for the completion of a new stainless steel plant at the ARCELOR production centre in Charleroi/Belgium. Further significant contracts contained in the order intake for the first half-year involved a polymer coating plant, a billet caster and ladle furnace components for the Russia steelmaking combine Magnitogorsk, a hot dip zinc coating plant for Handan and a slab caster for Anshan in China, as well as the modernisation of an annealing/pickling line for Columbus in South Africa.
The excellent position of the Automation Business Area was further underpinned by outstanding growth and the receipt of contracts from Stahlwerke Bremen and Thyssen Krupp Stahl in Germany, NTMK and Magnitogorsk in Russia as well as Maanshan in China. The Metallurgical Services Business Area continued to develop in a satisfactory manner.

In the **Hydro Power Generation** Division (VA TECH HYDRO), there is a stable business development. Order intake (EUR 592 m), half-year sales (EUR 400 m) and the earnings before interest and taxes (EBIT EUR 22.2 m) amounted to a significant increase as compared to the figures for the same period of 2002.
Europe with 83% of orders is the dominant market region. There is a discernible trend towards the building of new pumped storage facilities to cover peak demand and for network stabilisation.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

The positive order situation was continued in the first half-year with two important orders from Pakistan (Water and Power Development Authority). Among others, refurbishing orders from Portugal, Switzerland and Bulgaria supplemented this continuous business development.
The positive trend in the combined cycle power plant sector was further underlined by the receipt of orders such as the Munich South heating plant and the Thessaloniki project in Greece.

In the **Transmission and Distribution** Division (VA TECH Transmission & Distribution), the business development is characterised by delayed investments. In the first half-year of 2003, the order intake (EUR 612 m) was approximately 10% lower than the comparative figure of the preceding year. The sales in the half-year (EUR 544 m) have not reached the figure of the comparative preceding year.
The operating result was also lower than in the previous year at EUR 2.0 m, as a consequence of reduced sales realisation and the price pressure generated by the strong Euro and the tense competitive situation. A programme aimed at improving productivity and the earnings situation is under implementation.
In terms of order intake, Europe remains the strongest region during the first six months of 2003 with a 48% share. In Europe the situation remained generally stable. After the recent power failures new market opportunities are emerging in USA and Canada. Impulses in the second half-year are expected from South America with its important Brazilian market.
Among the major orders received in the second quarter of 2003 were a transformer station for a power station in India and the enlargement of the DRAX substation for the National Grid in the UK. In Canada, a new customer was acquired for the supply of distribution transformers in the shape of Hydro One Networks.

The **Water Systems** Division (VA TECH WABAG) sets restructuring as the primary goal.
The business development, primarily in Europe, is characterised by budget cuts in the industrial sector and the tense financial situation among municipal customers, which led to the postponement of investments. The Indian water technology market continues to show extremely positive development.
Against this background, both first half-year order intake (EUR 114 m) and sales (EUR 88m) were down in 2003.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

Goodwill amortisation, restructuring costs, the underuse of capacity at some locations and the finalisation of negative projects led to earnings before interest and taxes (EBIT) of minus EUR 23.7 m in the first half-year. A possible divestment is under negotiation.

The largest individual orders were the modernisation of the Würzburg town drinking water treatment plant in Germany, a wastewater treatment plant for Chalons en Champagne in France, a drinking water treatment plant for Hindustan Construction Company Ltd. in India as well as an extension to the operational management contract for the municipal sewerage plant of the Eisleben sewage network in Germany.

The business development in the Division **Infrastructure** (VA TECH ELIN EBG/ electromechanical engineering, services including facility management and ai informatics/ information technology) remains stable. Both half-year order intake (EUR 400 m) and sales (EUR 306 m) were up on the comparative figures for the same period of last year.
Earnings before interest and taxes (EBIT) amounted to EUR 7 m, which was well up on the figure for last year. Order intake distribution in the first six months showed main emphasis in Austria (65%), Germany (10%) and the Czech Republic (7%).
Economic growth in Austria continues to be slow in 2003. In the CEE markets positive growth can be expected that will clearly exceed the EU average.
Among the largest orders are a general contractor assignment at the Hilton Hotel in Vienna, the supply of the technical systems at the new Innsbruck ice stadium and general contracting for the building of the Nova Köflach spa, including a 4-star hotel.
Multi-year management contracts could be won from Mobilkom and Alcatel Austria. In information technology a slight recovery is noticed, especially in the outsourcing area. Order intake in the Czech Republic, Poland and Hungary was up considerably (plus 34% as compared to last year).

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Outlook for 2003

In the view of the further uncertain economic situation in the capital goods industry, we adhere to the outlook for the year 2003.

Order intake and sales in 2003 be in the order if magnitude of the preceding year. We anticipate a marked increase in the operative result and a positive net result.

The share option scheme agreed for employees during last year is currently in the implementation phase. The VA TECH model, „CHANCE SHARE NEW“ offers the entire work force an opportunity to become "joint owners" of the Group.

Key figures[1)]

EUR m	1HY/2002	1HY/2003	Change	Q2/2002	Q2/2003	Total 2002
Order intake	2,211	2,211	0%	1,166	1,154	4,125
Order backlog[2)]	4,739	4,335	-9%	4,739	4,335	3,961
Sales	1,788	1,724	-4%	925	922	3,872
EBITA[3)]	35.9	42.8	+19%	17.4	17.1	129
EBIT[4)]	20.1	23.1	+15%	9.2	5.5	83
Financial result	-108.0	-48.5	+55%	-76.3	-23.2	-174
EBT[5)]	-87.9	-25.4	+71%	-67.1	-17.7	-91
Profit/loss for the period	-85.1	-23.4	+73%	-63.4	-16.0	-93
Employees[2)]	18,241	17,552	-4%	18,241	17,552	17,725

[1)] Figures according to the International Financial Reporting Standards (IFRS)
[2)] Closing date
[3)] Earnings before interest, taxes and goodwill amortisation
[4)] Earnings before interest and taxes
[5)] Earnings before taxes

++++28.08.2003

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH

VA Technologie AG

PRESS RELEASE

VA Technologie AG : First Quarter 2003

- **Order intake in the first quarter +1%, order backlog up by 3% over the year-end 2002.**
- **Sales realisation 7% down on the level of the preceding year.**
- **Operating result (EBIT) and net result clearly up by +61% and +66% respectively.**
- **Turnaround in the Metallurgy Division continues.**
- **Positive business development in the Hydro Power Generation Division, cautious investment climate affects Transmission and Distribution, positive development maintained in the Infrastructure Division.**
- **Restructuring in the Water Systems Division in the process of realisation.**
- **Positive net liquidity and improved free cash flow in the first quarter.**
- **Outlook 2003 – expectation remains of a significant improvement in the operative result and a positive net result.**
- **A group of Austrian investors buys the entire shares held by voestalpine AG in VA Technologie AG amounting to 19,05% of share capital on May 14, 2003**

"Against the backdrop of the current international situation of the capital goods industry, VA TECH business development in the first three months of the year progressed satisfactorily." said Erich Becker, CEO of VA Technologie AG at a press conference in Vienna an May 22.

Indeed, economic development in the world's most important regions was subject to numerous factors of uncertainty. This economic climate and the special events like war in Iraq and SARS resulted in the postponement or delay of investments. Nevertheless order intake in the first quarter again exceeded the EUR 1 bn mark and was slightly higher than the comparable figure of the preceding year. The European domestic market remained stable with a share of total sales volume of 65%.

"Apart from a sustained improvement in results, a further VA TECH focus is currently on measures aimed at improving liquidity. It was therefore pleasing that during the past three months both positive net liquidity and an improved free cash flow were achieved." added Roland Scharb, CFO of the company.

Order intake improves

As compared with the same period of the preceding year, order intake in the first three months of 2003 was slightly up at EUR 1,057 m (+1%) and therefore showed a satisfactory trend.

Transmission and Distribution provided the largest share of order intake with 34%, followed by Hydro Power Generation with 24% and Metallurgy with 23%. In regional terms, most of the new orders derived from Europe (65%).

Order backlog rose in the first quarter

Order backlog as at March 31, 2003, stood at EUR 4,085 m, which was slightly down on the figure for the preceding year, but 3% up on the total for December 31, 2002.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416

VA TECH

VA Technologie AG

Sales below level of last year
Group sales in the first three months of 2003 were 7% down on the same period of last year at EUR 802 m. The reason for this fall was the accounting-related decline in sales realisation in Metallurgy (minus EUR 36 m) and Transmission and Distribution (minus EUR 46 m). There was growth in both the Hydro Power Generation and the Water Systems Divisions.

Sales include interest of EUR 24 m (EUR 23 m in the first quarter of 2002) from the balance of advance and partial payments made and received.

The Transmission and Distribution Division provided the major share of Group sales with 32%. In terms of sales, Europe was again the Group's main market with a 62% share.

Operative result and net result clearly higher
Earnings before interest, taxes and goodwill amortisation (EBITA) in the first quarter amounted to EUR 25.7 m, which was 39% up on the comparative figure for 2002.

If goodwill amortisation is deducted, the result before interest and taxes amounted to EUR 17.6 m (as compared to EUR 10.9 m in the first three months of 2002).
The financial result for the first three months of the year improved from minus EUR 31.7 m to minus EUR 25.3 m due to lower interest rates and increased liquidity.

Following the deduction of taxes and minority interests, the result for the first quarter recovered from minus EUR 21.7 m in 2002 to minus EUR 7.4 m.

Asset structure and financial situation
As compared to December 31, 2002, the balance sheet total on March 31, 2003 was 3% down at EUR 3,553 m. Assets consisted of 31% non-current assets and 69% current assets. Shareholders' equity including minority interests amounted to EUR 485 m, which corresponds with an equity ratio of 13.7%.

The structure of interest-bearing liabilities (EUR 785 m) demonstrated a positive ratio of 31% to short-term assets and 69% to long-term liabilities.

The total of Group liquid assets (gross liquidity) as at March 31, 2003, amounted to EUR 810 m (following EUR 822 m at year-end 2002). Following the deduction of interest-bearing liabilities of EUR 785 m (EUR 739 m) positive net liquidity of EUR 25 m results (following minus EUR 95 m as at March 31, 2002, and EUR 83 m at the end of 2002).

Systematic cash management meant that gearing was maintained at a satisfactory minus 5%.

Cash flow and investments
Cash earnings in the first three months of the year amounted to plus EUR 5 m (first three quarters of 2002: EUR 1 m). If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 79 m (first quarter of 2002: minus EUR 50 m).

The cash flow from investing activities amounted to plus EUR 43 m (first quarter of 2002: minus EUR 24 m). This figure includes investments in tangible and intangible fixed assets and shareholdings, as well as the increased liquidity derived from a reduction in long-term fixed assets.

22602-T, Rev. 1

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416

VA Technologie AG

Group free cash flow improved from minus EUR 74 m in the first three months of 2002 to minus EUR 35 m in the first quarter of 2003.

Human resources

As at March 31, 2003, the work force numbered 17,612, which was 1% down on the figure for the year-end 2002. As opposed to the work force on March 31, 2002, this represented a reduction of 832 employees (5%).

Developments in the Divisions

Metallurgy

Order intake on the first quarter of 2003 proceeded satisfactorily and at EUR 242 m was 4% up on the comparable figure for the preceding year. Sales stood at EUR 189 m and were down on the total of the preceding year due to accounting reasons.

The successful turnaround in the Metallurgy Division was evidenced by a positive, quarterly operating result, which was achieved despite lower sales and subsequent costs derived form the 2001/02 restructuring programme. Earnings before interest and taxes (EBIT) amounted to EUR 11.8 *m after minus EUR 6 m in the first quarter of the previous year.*

Hydro Power Generation

At EUR 250 m, order intake in the first three months of 2003 was 2% up on the level of the preceding year. Sales were 14% higher than in the first quarter of 2002 and totalled EUR 188 m.

This satisfactory trend is mirrored by earnings before interest and taxes (EBIT), which amounted to EUR 9.0 m, an increase of 18% as compared to the figure for the same period of 2002 (EUR 7.6 m).

Transmission and Distribution

At EUR 363 m, order intake during the first quarter of 2003 was below the above-average figure of the preceding year.

Due to delays in order allocations in a number of regions during preceding periods, sales only attained a value of EUR 257 m. However, order backlog was higher than at the end of 2002, standing at EUR 993 m.

Earnings before interest and taxes (EBIT) was positive at a level of plus EUR 0.6 m as a result of the low sales and continuing pressure on margins in the first quarter (EUR 13.5 m in the first quarter of 2002).

Water Systems

At EUR 65 m, order intake was positive in the first quarter and exceeded the comparable figure of the preceding year by 38%. Sales remained virtually unchanged at EUR 46 m.

Nonetheless, the market continues to be characterised by a hesitant approach to investment in a number of important regions, which is the reason why work started on the adjustment of structures and processes to the prevailing conditions during last year. Restructuring, under use of capacity due to project postponements and the negative effects on results of previous projects led to a negative operating result (EBIT) of minus EUR 7.7 m (after minus EUR 4.2 m).

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416

Infrastructure

Order intake in the first three months of the year was 11% up on that of last year at EUR 177 m. Positive business development was therefore higher than growth in the market and resulted in an increased market share. Sales were slightly below the comparative value of the preceding year at EUR 137 m.

Earnings before interest and taxes (EBIT) amounted to plus EUR 3.0 m (after EUR 1.6 m) and developed well in the current economic situation. Improved results were achieved in the IT sector (subsidiary aii informatics) as a consequence of reduced costs in combination with a stable business volume.

Outlook for 2003

In view of the uncertain economic situation in many regions and branches, we expect a continuation of a cautious approach to investment in the capital goods industry.

Order intake and sales in 2003 should be in the order of magnitude of the preceding year. The main target for the year is not volume growth, but rather a sustained enhancement of earnings capacity and the securing of solid Group liquidity. We anticipate a significant increase in the operative result and a positive net result for 2003.

The complete quarterly report, this and other VA TECH Group press releases are available on the homepage http://www.vatech.at (Investor Relations) or can also be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416

VA TECH

VA Technologie AG

Key figures[1)]

EUR m	Q1/2002	Q1/2003	Change	Total 2002
Order intake	1,045	1,057	+1%	4,125
Order backlog[2)]	4,531	4,085	-10%	3,961
Sales	863	802	-7%	3,872
EBITA[3)]	18.5	25.7	+39%	129
EBIT[4)]	10.9	17.6	+61%	83
Financial result	-31.7	-25.3	+20%	-174
EBT[5)]	-20.8	-7.7	+63%	-91
Profit/loss for the period	-21.7	-7.4	+66%	-93
Employees[2)]	18,444	17,612	-5%	17,725

1) Figures according to the International Accounting Standards (IAS)
2) Closing date
3) Earnings before interest, taxes and goodwill amortisation
4) Earnings before interest and taxes
5) Earnings before taxes

++++2003-05-23

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS INFORMATION

VA Technologie AG: Business Year 2002

- **Order intake 4,125 EUR m with focus on orders with high result quality, *order backlog amounting to sales of one year***
- **Sales on the level of previous year (3,872 EUR m), operative result on comparable basis significantly improved**
- **Metallurgy after restructuring programme on successful turnaround course**
- ***Solid* business development with earnings growth in Hydro Power Generation, Transmission and Distribution as well as Infrastructure**
- **Significant downturn in Water Systems, presently under restructuring**
- **Write-down of the investment in bankrupt Babcock Borsig Power amounting to 44.4 EUR m**
- **Loss for the period stabilised on the level of the third quarter amounting to minus 93 EUR m**
- **Positive free cash flow (101 EUR m) and positive net liquidity (83 EUR m)**
- **New group management structure with shared Board and divisional *responsibility***
- **Reorientation of the Group towards "sustainable solutions . for a better life." in implementation**

The Board of the listed VA TECH presented the status of the Group reorientation and the results of the business year 2002 in Vienna today.

"After the profound structural change of the Group in the last four years we could achieve a number of successes on the way of the group's reorientation. Despite difficult markets sales in 2002 stood at the level of the previous year, the operative result on a comparable basis could be significantly improved. Furthermore we were able to achieve a positive free cash flow and a position of net liquidity" ,as stated by Erich Becker, VA TECH's Chairman of the Board.

The Group's Business portfolio is focussed on metallurgy, energy technology and infrastructure. In these businesses we could achieve an 80% growth since 1998. Our sustainable technologies and solutions provide electricity from renewable energy sources for 100 m people, transmission systems supply 400 m people with electrical power, iron and steel plants engineered by us produce 150 m tons of steel, which corresponds to the average annual demand of the EU. In our core businesses we hold international top market positions. Besides our home market Europe with 63% of business we concentrate on growth markets, in the last year on Asia/Pacific with 18% of volume, above all China with 525 m EUR order intake. Average order size in the last

four years declined by 1/3 to 470.000 EUR, which results in a favourable spread of risks, higher value added and better margins. The share of automation and service business could be raised to 18% of sales in 2002 (2001: 16%, 2000: 12%).

"We have a new management structure, where the heads of the core business divisions are also represented in the VA TECH Board. This will enable us to turn our top positions in the world market and the growth potentials into attractive results and returns to our shareholders. For this year we plan a stable business volume and a significant increase in operative earnings as well as a positive net result", Becker continued.

International economic situation demands focusing and result quality
The international economic situation in 2002 was characterised by numerous uncertainties. The growth forecasts of international economics research institutes were subject to repeated downward revision during the course of the year. Fresh impetus was only generated in a few regions such as Asia, which achieved excellent economic figures, thanks largely to China's above-average positive development.

As a consequence, one VA TECH Group target was selective order intake and a focus on result quality. Despite this restrictive policy, EUR 4,125 m in new orders were obtained, which represents clear evidence of the high levels of customer confidence in the Group's capabilities.
Order backlog amounted to EUR 3,961 m, approximately by the same level as sales of EUR 3,872 m. Sales reached last year's level on a comparable basis.

In order to facilitate the comparison of the key figures, the 2001 results were adjusted for "discontinued operations" (VA TECH TMS and income from the sale of VA TECH VOEST MCE), as well as for the book gains from the sale of voestalpine shares.

Transmission and Distribution the largest Division;
stable domestic market in Europe, China as growth market
The Transmission and Distribution Division achieved the largest order intake in 2002 with a 29% share of total volume, followed by Metallurgy and Hydro Power Generation with 25% each. The Infrastructure Division contributed 18% and Water Systems 5% to total order intake. The item "Group Services and Consolidation" represented minus 2%.

In regional terms, the domestic European market grew in importance with a 63% share of order intake. This was followed by Asia with 18%, due mainly to the positive developments in China. Of the other regions, North America provided 9%, South America 2% and the Near /Middle East and Africa 8%.

Marked improvement in the operating result
The clear improvement in the EBITA (earnings before interest, taxes and goodwill amortisation) for 2002 from a comparable figure of EUR 70 m in the preceding year to EUR 129 m, indicates the positive development of the operating result.

Group EBIT (earnings before interest and taxes) was also raised from the comparable EUR 7 m of last year to EUR 83 m in 2002 and thus attained the level of the 2001 result, including all its related one-off aspects. The financial result totalled minus EUR 174 m (2001: minus EUR 116 m excluding the book gain from the sale of voestalpine shares). This figure contains the write-down of the investment in the insolvent company Babcock Borsig Power amounting to EUR 44.4 m.

The loss for the period amounted to minus EUR 93 m and was thus stabilised at the level of the already published result for the first nine months of 2002.

Successful turnaround in the Metallurgy Division

The Hydro Power Generation, Transmission and Distribution and Infrastructure Divisions all demonstrated solid business development and improved operating results.

Following the largely completion of restructuring measures, the Metallurgy Division also achieved a positive operating result. In the course of the capacity adjustments undertaken, a massive reduction in internal costs was achieved and productivity raised significantly. The turnaround course will continue as planned.

The Water Systems Division has been hard hit by the difficult economic situation. In particular, the reduction in the public utilities market in both Germany an in the international business has led to the postponement of order allocations and therefore the operating result was clearly negative.

Targeted measures have been introduced for the successful restructuring of the Division. These not only involve the redimensioning of the branches in Germany and the closure of two locations, but also a concentration on the international sales structure and a streamlining of the product and services range.

Net liquidity and cash flow positive again

The active cash management throughout all Group companies has meant that the net debt (gross liquidity minus interest bearing debt capital) has not only been reduced, but turned into positive net liquidity (EUR 83 m after minus EUR 21 m in the previous year). VA TECH cash flow also developed in an extremely satisfactory manner. Apart from cash flow from operating activities (EUR 97 m after EUR -202 m in 2001), also the free cash flow - including the cash flow from investing activities - was positive with EUR 101 m (after minus EUR 82 m in the previous year).

The equity ratio as at Dec. 31, 2002 amounted to 13.9%.

Outlook for 2003

The international framework for the 2003 financial year is subject to numerous political imponderables and a cautious attitude to investment. The effects on the capital goods industry of the outbreak of hostilities in the Middle East are difficult to predict.

Order intake and sales in the order of magnitude to those of the past year are anticipated for 2003. The main objective for this year is a sustained improvement in earnings power through further measures aimed at raising efficiency and cost reduction as well as securing a positive situation with regard to Group liquidity.

No major investments in fixed assets are planned for the coming years and from a current viewpoint no large-scale acquisitions are foreseen for 2003.

Following the successful conclusion of restructuring measures in the Metallurgy Division and despite the unfavourable market situation in the Water Systems Division, the aim is to significantly improve the operating result in 2003 and to achieve a clearly positive net result.

As is clear from the spread of the key figures in recent years, the majority of our sales and results will be obtained in the second half of the year.

Development of divisions

Metallurgy - Turnaround creates positive EBIT

Metallurgy order intake in the fourth quarter of 2002 developed well, facilitating an increase of 5% to EUR 1,050 m for the year as a whole. At EUR 1,024 m, sales were 8% down on the comparable figure for the preceding year.

The largely completed restructuring measures led to an upturn in results. Positive operative results from the second quarter on resulted in earnings before interest and taxes (EBIT) of EUR 6.1 m in 2002.

The main measure contained in the restructuring programme was an adjustment of in-house engineering capacity to an annual market volume of EUR 6-7 bn. Through the reduction from 6 to 4 business areas, the rigorous improvement of business processes, the implementation of SAP as new IT-tool, the cost structure could be massively improved by approx. EUR 100 m, which at the same time resulted in a productivity increase. The number of employees declined compared to year-end 2001 by 16% to 3,364, while order intake increased at the same time.

In regional terms, order intake in 2002 mainly derived from Europe (54%) and Asia/Pacific (29%).

With order intake of EUR 274 m, China was a key market for the Metallurgy Division.

Hydro Power Generation– Further positive development

At EUR 1,011 m, order intake in 2002 was only slightly down on the record figure of the preceding year. This was despite the fact that for business reasons, order allocations are not continuous. Following a positive first half-year and lower order intake in the third quarter, the final quarter showed an upturn.

Sales were 13% higher than in the preceding year at EUR 758 m and EBIT rose by 47% to EUR 56.5 m. The work force was reduced slightly from 3,151 to 3,098.

In regional terms, order intake from Europe was very strong with 64%, the Asia/Pacific region following with 25%. Important hydro power projects were received during the year from China, including the TONG BAI pumped storage power plant, which, with an installed capacity of 1,224 MW, will be one of the largest of its type worldwide, and the LANG YA SHAN pumped storage power plant. Other significant orders included the follow-up contracts for the modernisation of the IRON GATE I and II power stations in Romania and the ERMENEK run-of-river power station in Turkey. In the combined cycle power plant sector, special mention should be made of COOLKEERAGH/Northern Ireland.

Orders for large pumped storage power plants in China

With their reversible Francis turbines and motor generators, the turn key TONGBAI / Zheijiang Province (1,224 MW) and LANG YA SHAN / Anhui Province (658 MW) pumped storage plants will supply China with valuable peak current. TONG BAI is one of the world's largest plants of this type and uses the fully integrated NEPTUN automation system, which can also match the highest future demands.

Transmission and Distribution - Continuous business development
At EUR 1,208 m, order intake in the T&D Division during 2002 was 11% below the record figure of the preceding year, which was strongly influenced by two major projects. Sales were 5% up on the previous year at EUR 1,258 m, following positive developments in the fourth quarter. EBIT was at the level of the preceding year at EUR 50 m.

As compared to the previous year, at the end of 2002 the work force was 2% smaller, totalling 6,541. This net change was the result of restructuring measures in Europe and the supplementation of resources in target markets outside Europe and in the automation business sector.

In terms of order intake, Europe (49%) and North America (19%) were the strongest markets in 2002. The largest orders received during the year came from Algeria, involving a project for the turnkey installation of two substations for SONATRACH ENGINEERING and gas-insulated switchgear for SONELGAZ.

Orders were received from the UK for switchgear and transformers for both the NATIONAL GRID COMPANY and the IMMINGHAM power station (Scotland).

VA TECH CNI – a new joint venture in the network control technology sector
In mid-2002, VA TECH SAT and the German company PSI founded VA TECH CNI, a joint venture in the field of network control technology.

VA TECH CNI is a "one-stop supplier" of complete solutions for energy supply companies in the network management and network control sectors and thus represents a supplement to the Group's know-how basis. The company's first order has been received from Malaysia and entails the delivery of a control system for Kuala Lumpur and its neighbouring districts.

Water system - Divisional restructuring

At EUR 225 m, divisional order intake in 2002 was well below expectations (down 33% on the preceding year). This fall was primarily the result of delays to a number of major projects, which are expected to come into effect in the first half of 2003. Sales declined by 13% to EUR 275 m, while EBIT stood at minus EUR 54.7 m, due largely to the downturn in sales and cost overruns on existing projects. Also included in these figures are one-off factors such as restructuring costs derived from the reduction in work force during the course of the year, extraordinary depreciation and the negative, operative effects of the Babcock Borsig Power insolvency.

At the end of December, the work force totalled 788. The task in the months to come will be to reverse the negative sales trend of the preceding year and to introduce additional cost cutting initiatives.

The main measures for a restructuring of the Division include:

- A redimensioning of the branches in Germany, where two locations have had to close (Butzbach, Munich).
- The focusing of the international sales organisation on a number of key countries. This involved a withdrawal from the South American market and a simultaneous increase in the presence in India and China.
- A shakeout of the product and services range involving a concentration of service initiatives in Germany and the search for partnerships in various product areas.
- Structural and process optimisation for a 15% reduction in internal costs and greater efficiency with regard to processes such as purchasing and project management.

The strongest order regions in the first nine months of the year were Europe (65%) and Asia/Pacific (25%).

Infrastructure - Stable business development

Order intake in 2002 was up by 5% at EUR 742 m, whereby the largest orders came from Austria and included drive systems for the Vienna tram network and electrotechical systems for the Linz Accident Hospital. At EUR 639 m, sales remained at the same level of the preceding year, while EBIT rose to EUR 31.6 m. At the end of the year, the work force totalled 3,571 (minus 11%).

Consolidation of the CEE market position

Expansion continued in the Slovakian electrical engineering market with the purchase in March 2002 of a majority holding in the Kosice-based company, ARTEP a.s. In addition, a joint venture has been founded in St. Petersburg with the Russian electrical installation company, TSN GmbH. The aim is to further consolidate VA TECH ELIN EBG's market position in Russia and to optimise its local earnings capacity. VA TECH ELIN EBG has a majority 51% holding in the new venture.

Moreover, the take-over of the Pfrismer und Mösslacher company in Klagenfurt has rounded off activities in the technical building systems area in southern Austria. The company has special engineering strengths in the hospital sector and semi-conductor industry.

Key figures 2001/2002

EUR m	2001	2001 comparable basis[1]	2002	Change (%) comparable basis[1]
Order intake	4,551	4,349	4.125	-5%
Order backlog	4,314	4,314	3.961	-8%
salex	3,999	3,868	3.872	+
EBITA[2]	146	70	129	+84%
EBIT[3]	83	7	83	+
Financial result	-41	-116	-174	-50%
thereof depreciation BBP[4]			-44,4	
EBT	42	-109	-91	+17%
Profit/loss for the period	32	-113	-93	+18%
Free Cash Flow	-82		101	+
Net liquidity	-21		83	
Equity[)	632		505	
Equity ratio	15.3%		13,9%	
Emlpoyees	18,847	18,847	17.725	-6%

1) In order to facilitate the comparison of the key figures, the 2001 results were adjusted for "discontinued operations" (VA TECH TMS and income from the sale of VA TECH VOEST MCE), as well as for the book gain from the sale of voestalpine shares.
2) Earnings before interest, taxes and goodwill amortisation
3) Earnings before interest and taxes
4) Babcock Borsig Power
5) incl. minority shareholdings

++++2003-03-26

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3,872 m according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

VA TECH CEO and Chairman of the Board Erich Becker does not intend to renew his contract

Concerning some recent articles in the Austrian press Erich Becker stated at today's VA TECH Group Day with 500 international managers in Vienna that naturally he will fulfil his current contract until End of August 2004. For a potential extension of his contract he will not be available.

++++2004-01-28

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

VICTORY has reduced VA TECH investment from 15.03% to 11.67%

VICTORY Industriebeteiligung AG has reduced its investment in VA TECH to 1.750.251 shares. On the basis of a total number of 15,000.000 VA Technologie AG shares this corresponds to a participation of 11.67%.

50% of VICTORY are held by Mirko Kovats, 50% are held by RPR private trust fund located in Vienna.

++++2004-01-28

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

Call for extraordinary Shareholders Meeting rejected by VA TECH

- **No „urgent need for action“**
- **The Managing Board of VA Technologie AG stresses excellent liquidity**

"After thorough legal and economic examination the request of VICTORY Industriebeteiligung AG for an extraordinary shareholders meeting, the VA TECH Managing Board unanimously rejects the request", stated Erich Becker, Chairman of the Board of VA Technologie AG after a Board Meeting.

There is neither an "urgent need for action" for an immediate capital increase through a decision in an extraordinary shareholders meeting, as stated in the calling request, nor can it be considered as improper to wait until the next ordinary shareholders meeting (on April 29, 2004).

Excellent net liquidity, improved free cash flow

The leading Austrian Technology and Service Group is in a stable situation with growth in order intake and order backlog in 2003, sales in the order of magnitude of the previous year and significantly improved results compared to last year.

"In addition we show an improved, substantial free cash flow and a further increased net liquidity, which means our liquid assets are significantly above liabilities to banks." Becker emphasised. "An immediately required capital increase "because one urgently needs money" is by no means necessary; this would be a wrong signal to the capital market, which is also confirmed by analysts", Becker further explained.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

A capital increase must be prepared well

After numerous acquisitions and divestitures in the last years VA TECH is now focussed on its core businesses, in which it holds international top competitive positions. These positions must be further strengthened, structures must be optimised due to the current market developments and the earnings potential of the Group must be sustainably increased by permanent productivity and efficiency improvement programmes.

"This and also the continuation of our expansive strategy in growth areas such as automation and services require a strong equity base, which will be created by a well-planned and prepared capital increase. This increase shall be quite substantial, our goal is an equity ratio of 20 percent. We have been discussing this step already for quite some time with capital market experts and want to take a decision until the next ordinary shareholders meeting in April. In doing so, we act in the interest of stability of the entire company and of all shareholders", the Managing Board added.

One Share, One Vote

VA TECH adopts a neutral position as far as the cancellation of the voting rights' limitation of 25% as proposed by VICTORY is concerned. The shareholders could have the opportunity in an ordinary shareholders meeting to vote, if they consider this protection from hostile takeover as dispensable.

Three quarter majority to be maintained in the interest of stability

The 75 percent majority required by the Stock Corporation Act and included in VA TECH's articles for any changes to the articles, measures to modify the capital, out-voting of members of the Supervisory Board (etc.) shall be maintained without change in the future according to the view of the Managing Board.

Legal regulations provide for this qualified required majority in the case of fundamental decisions of the shareholders meeting for good reasons and protect, especially in the case of free float, the stability of the company and its bodies in the interest of all stakeholders. Last but not least the present regulation also makes control of the company by minority shareholders more difficult. The Managing Board thus argues against a reduction of the majority requirements as proposed by VICTORY.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

20 percent barrier for a takeover bid may de facto not be modified

The wish of VICTORY according to media reports to increase the capital share threshold for a necessary takeover bid from presently 20% in VA TECH's articles of association to 30% is only possible with the consent of all shareholders according to the Austrian takeover law(§ 27 chapter 3) and thus de facto cannot be realised at a publicly owned firm.

++++2004-02-04

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

VICTORY holds 12.53% of VA TECH

The share of VICTORY Industriebeteiligung AG in VA TECH does not amount to 11.67% - as recently announced – but is 12.53%. The reason for this correction as stated by VICTORY is the erroneous assumption of VICTORY concerning the complete fulfilment of a sales order. In fact VICTORY has not sold 504,400 but 390,382 shares until January 20, 2004.

++++2004-02-10

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

M.U.S.T Privatstiftung takes over 50% of VA TECH Shares from VICTORY

In the press release dated Janury 28, 2004 we have announced that the shares in VICTORY Industriebeteiligung AG are being held 50% by Mr. Mirko Kovats and 50% by RPR Privatstiftung.

Now we were informed that M.U.S.T. Privatstiftung (Private Foundation) has acquired the 50% of VICTORY Industriebeteiligung AG from Mirko Kovats. Beneficiaries of the M.U.S.T. Privatstiftung are Mirko Kovats and his family. Mr. Mirko Kovats is no longer personally holding shares in VICTORY.

VICTORY Industriebeteiligung AG presently holds 12.53% of VA Technologie AG.

++++2004-02-18

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS INFORMATION

Business Year 2003: Sustainable improvement in financial results

- **Operating result (EBIT) up by 22 % to EUR 101 million**
- **Significant increase in free cash flow and net liquidity**
- **Sales at the previous year's level**
- **Share performance up by 65%**
- **Significant increase in productivity**
- **Growth markets China as well as Central and Eastern Europe**

"2003 was a politically and economically unstable year, but we successfully asserted our leading position as a global technology and service company," announced Dr. Erich Becker, Chairman of the Board of the listed VA TECH Group, at a special press conference in Vienna. „Among the undisputable highlights of the 2003 business year were: 5% increase in order intake, a 22% higher EBIT, a marked increase of free cash flow to EUR 185 million and a jump in net liquidity to EUR 238 million!" Dr. Erich Becker continued.

Positive Development in the Capital Markets
The booming markets in China and Russia and the positive signals from the eastern European countries resulted in an increase in the capital markets. This reflected in the performance of the VA TECH share price, which gained 65% in the course of the past year.

"By broadening the order base and limiting the project scopes we have succeeded in optimizing the risk spread, a major factor in ensuring the long term positive development of our assets, finances and earnings. In addition, since 1999 we have been able to achieve a significant increase in productivity (order intake per head) of more than 50 %," Becker said.

Growth markets China, Russia, Central and Eastern Europe
The beginning of the year was characterized by a low level of expectation with regard to growth due to the crisis in Iraq and the outbreak of SARS in Asia. The second half of the year saw a marked economic recovery denoted by economic growth in the USA, Russia and Asia, and particularly in China. The global steel market was and has been dominated by the development in China. Steel production went up 21% in 2003, which had a particularly positive effect on the business development of VA TECH's Metallurgy Division.

In addition, the stable demand in the power generation and power transmission sectors over the past three years resulted in a total order intake for the VA TECH of about EURO 1.2 billion in China, of which about EUR 800 million fell to the Metallurgy Division.

In the industrial countries, above all in the EU, growth was sluggish. This was also due to the strength of the euro against the yen and the dollar, which was detrimental to exports.

VA Technologie AG

In contrast, the economic upswing in the central and eastern European countries continued in 2003: growth rates reached 3.9% in the ten EU applicant countries.
In the meantime 10% of VA TECH's order intake volume stems from central and eastern Europe and CIS. In total the group employs 1,160 people in the new EU applicant countries and CIS.

Increased order intake and order backlog, stable turnover
As a result of the stronger euro, particularly against the US dollar, order intake, order backlog and sales dropped by 2-3% after currency conversion.
Nevertheless order intake developed satisfactorily, going up EUR 211 million from EUR 4,125 million to EUR 4,336 million. The Metallurgy and Infrastructure divisions saw the biggest growth (up by EUR 102 million and up by EUR 66 million respectively). From the regional point of view, and as in the previous years, the bulk of order intake came from Europe (65 percent) followed by Asia (15 percent). A further breakdown: Near and Middle East, Africa 11 percent; North America 7 percent and South America 2 percent.

Order backlog as at December 31 2003 stood at EUR 4,314 million, or EUR 353 million higher than the same date the year before. This corresponds to an average use of business capacity for more than a year.

Group sales volume, at EUR 3,923 million, was slightly up on 2002 (EUR 3,872 million). Particularly encouraging was the development in the Power Generation Division, which achieved an increase of 21% (or EUR 161 million).

Improved financial results, strong increases in liquidity and free cash flow
Equally satisfactory was the development of the EBIT, which saw a marked increase of 22% to reach EUR 101 million (2002: EUR 83 million). This includes EUR 25 million for restructuring.

The financial results improved from minus EUR 174 million to minus EUR 120 million due to higher liquidity, lower interest rates as well as the write-off of the investment in the German company Babcock Borsig Power in 2002 (EUR 44 million).

The year's losses improved by EUR 78 from minus EUR 93 million to minus EUR 15 million in the past year. The 2003 financial results included goodwill amortization amounting to EUR 52 million as non-cash items (EUR 46 million in 2002).

Gross liquidity – the sum of liquid funds – amounted to EUR 824 m (2002: EUR 822 m). The interest bearing liabilities decreased by more than 20 percent (EUR 586 m) over the year 2002 (EUR 739 m). This is the reason for a strong increase of net liquidity to EUR 238 m (2002: EUR 83 m). Thus the Group is debt free and gearing amounted to minus 50%.

Free cash flow also developed very well and increased to EUR 185 m (2002: EUR 101 m). "This is the result of active and consistent cash management in the entire Group," explained CFO Dr. Roland Scharb.

Division Development
The Group's business portfolio is focused on metallurgy, power generation, transmission and distribution and infrastructure.
The acquisition, divestiture and restructuring measures of the past years have led the four core Divisions – Metallurgy, Power Generation, Transmission and Distribution and Infrastructure – to

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222 Fax: +43/732/6986-3416

22602-T.Rev.1

VA Technologie AG

international top positions and underline the economic importance of the Group far beyond Austria's borders.

The **Metallurgy Division** (VAI) was able to significantly improve both order intake and earnings in 2003. Due to a 7% increase in global steel production fuelled by the booming markets in China (+21 percent) and Russia (+ 3 percent) Metallurgy showed an increase of 10 percent in order intake of EUR 1,050 million to EUR 1,152 million. There was particularly strong growth in the Automation and Services area, which saw sales increase by a staggering 63%!

EBIT improved to EUR 54.5 million (2002: 6.1 EUR million). Net liquidity and cash flow also developed very positively.

The **Power Generation Division** (VA TECH HYDRO) remained pleasingly stable and again reported improved key figures. In Europe, the development of combined cycle power plants profited from alternative investments (decommissioned power plants) and from a renewed demand for additional capacity (blackouts, e.g. Italy). Hydropower as a renewable source of energy was able to maintain its leading position and also plays an important role in the climate protection goals of Kyoto. This led to an increase of the order intake amounting to almost 4% from EUR 1,011 m in 2002 to EUR 1,049 m in 2003 and for an EBIT improvement to EUR 58.1 m (2002: EUR 56.5 m). Net liquidity and cash flow are also at a high level.

The **Transmission and Distribution Division** (VA TECH Transmission & Distribution) was characterized by a weakened international market and pressure on prices (especially in America and the Middle East) which is reflected in the decreased order intake (EUR 1.186 million after EUR 1,208 million) and a reduction in EBIT to EUR 15.8 million (2002: EUR 50 million). The drop, especially in the transformer business, is due to the high competition and underuse of capacity at individual production sites. The EBIT includes goodwill amortisation amounting to EUR 10 million as well as restructuring expenses of EUR 14 million. A productivity and result improvement programme was launched and is already in the realisation phase. This programme also contains the market launch of new product technologies as well as the further improvement of business processes and cost structures.

The **Infrastructure** Division (VA TECH ELIN EBG, aii) also showed a satisfactory and stable development. Among others, the favourable development for industrial infrastructure services and the Eastern European countries, which are steadily gaining importance, led to a plus of 9 percent in order intake which amounted to EUR 808 million compared to EUR 742 m in the previous year. Around 13 % of order intake now comes from Central and Eastern Europe, 2% from the CIS states. In total the order intake from the new EU applicant countries increased by 30%.The operating result was EUR 29.3 million (2002: EUR 31.6 million).

The **Water Technology Division** (VA TECH WABAG) showed an increase in order intake of 12 percent as compared to the preceding year (EUR 251 m following EUR 225 m), but, as in 2002, presented a markedly negative EBIT amounting to minus EUR 42.4 m (2002: minus EUR 54.7 m). After termination of the negotiations on divestment and the decision for the Division to remain within the VA TECH Group, restructuring of this Division will continue under the auspices of VA TECH ELIN EBG and sub-areas will be sold.
The strategy is to concentrate on the key markets in Eastern Europe, Iran, Near and Middle East, North Africa, China and Switzerland.

Sustainable technologies make CO_2 reduction of 50 million tons possible

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz

VA Technologie AG

The VA TECH Group, which employs 17,500 people worldwide, develops innovative technologies for efficient use of energy and raw materials and to reduce harmful environmental emissions. That's why it is possible today to produce 50 million tons of CO_2 less per year.
This has been made possible by the promotion of hydropower as a renewable energy resource, by erecting efficient combined cycle power plants and by implementing innovative solutions for power transmission and automation. In its Metallurgy Division (new technologies for the iron and steel industry) and the Infrastructure Division (energy optimisation in buildings, electro-mechanical equipment for cogeneration power plants) VA TECH delivers solutions with the effect: climate protection through efficient energy. Thus the VA TECH underpins its role as a partner for industry and public institutions seeking to reach their respective Kyoto objectives.

„Our company mission is clearly characterized by a policy of responsibility: responsibility towards our customers, shareholders, employees and all other stakeholders. For this reason we are publishing the third VA TECH Sustainability Report to date alongside our Annual Financial Report. It offers a detailed insight into the many sustainable measures in place throughout our Group," Erich Becker said in his statement.

Key figures 2002 / 2003

EUR m	2002	2003	Change (%)
Order intake	4.125	4.336	+5%
Order backlog	3.961	4.314	+9%
Sales	3.872	3.923	+1%
EBITA[1]	129	153	+19%
EBIT[2]	83	101	+22%
Financial result	-174	-121	+30
of which write-off BBP[3]	-44		
EBT	-91	-19	+79
Profit/loss for the period	-93	-15	+84
Free cash flow	101	185	+83
Net liquidity	83	238	+187
Equity capital	505	477	-6
Equity Ratio (in %)	13.9	13.3	-
Employees	17,725	17,478	-1

1) Earnings before interest and taxes and amortisation
2) Result from operating activities
3) Babcock Borsig Power

++++25 March 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

22602-T, Rev. 1

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: [illegible] Fax: +43/732/6986-3416

OUTLOOK 2004

- **Improved economic conditions**
- **Order intake and sales in the magnitude of 2003**
- **Higher operating result**
- **Positive net result**

The Group's strategic line of attack in 2004 will again be to focus on the European home market and on the key growth markets outside of Europe, the expansion of the automation and service businesses, maintaining a competitive edge by providing sustainable solutions and renewable energy and to ensure increased long-term profitability. Vital to long-term business success is a stable ownership structure that opens channels for growth and thereby secures the strategic independence of the Group.

The economic outlook for 2004 is better than a year ago; this permits us to expect higher capital investments. The first signs of this were already apparent in the fourth quarter 2003.
And again in 2004, Asia, and at the forefront China, will substantially contribute to global growth. This gives rise to cautious optimism in the metallurgical plant-engineering sector.
Dynamic growth in the central and eastern European states will also continue in 2004, increasing the chances for lucrative business for all VA TECH group divisions.

VA TECH therefore expects a stable order situation in 2004, maintaining last year's volume. The same applies to sales. Furthermore operating results are expected to continue to improve and a positive net result is anticipated.

Planned capital increase
In February 2004 the VA TECH Managing Board published its intention to increase the capital of the Group. This shall be initiated by a decision on approved capital in the annual general meeting on 29 April 2004. The aim is to achieve a substantial strengthening of the equity basis.

25 March 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

22602-T, Rev. 1

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz

PRESS INFORMATION

Klaus Sernetz designated Chairman of the Managing Board of VA Technologie AG

- **Gerhard Falch designated Deputy Chairman**
- **Chief Financial Officer: Two candidates; decision taken in consideration of the new CEO**

On the occasion of today's annual general meeting of VA TECH AG in Linz the Chairman of the Supervisory Board, Peter Michaelis, announced that the Supervisory Board nominated Klaus Sernetz as successor of Erich Becker for the post of Chairman of the Managing Board of VA TECH AG as Becker will resign from this position by the end of August. Sernetz joined the Group in 1995, is Chairman of the Managing Board of VA TECH ELIN EBG and has been a member of the VA TECH Managing Board since 2002.

Designated new Deputy Chairman of the Managing Board is Gerhard Falch, Chairman of the Managing Board of VAI and also a member of the VA TECH Managing Board since 2002.

"It was no easy choice as all internal and external candidates who could be considered dispose of excellent knowledge and abilities", stressed Michaelis at his announcement.

Klaus Sernetz – steep career with its roots in Graz

Klaus Sernetz, 52, studied social and business sciences in Graz before starting his professional career with Voest-Alpine in the Industrieanlagenbau Division. He managed the business of Voest-Alpine in Brazil for five consecutive years; afterwards he worked in management posts at Simmering-Graz-Pauker before becoming manager of ABB Industrie GmbH for the period of six years. In 1995, he took over the position of the Chairman of the Managing Board of the then Elin Energieanwendung of VA TECH, and in this function he was responsible for the successful merger with Elektro Bau (EBG) together with Gerhard Falch in 1997.

Under his leadership VA TECH ELIN EBG developed towards the leading local and international infrastructure company. Since 2002 Sernetz has also been a member of the Managing Board of VA TECH being responsible for the Infrastructure Division. Klaus Sernetz is married and has five children.

For further questions please contact:
Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
phone: +43/732/6986-9222, fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Gerhard Falch – success in metallurgical plant engineering

Gerhard Falch, 55, studied process and industrial engineering and began his professional career in an engineering office in Stuttgart before he entered into the Industrieanlagenbau Division of Voest-Alpine in 1997 and after numerous successful projects (among others a four years' project management of a menthanol plant in Burma) he took over the management of the Chemical Engineering Division. Until 1994 he held the position of General Manager of the joint venture "Voest John Brown".Afterwards, Gerhard Falch was appointed to the Managing Board of Elektrobau AG (EBG) where he occupied the position of the Managing Board of VA TECH ELIN EBG together with Klaus Sernetz after the merger with Elin Energieanwendung. In 1999 Falch changed to the VA TECH Metallurgy Division (VAI) as Chairman of the Managing Board where he was responsible for the successful turnaround in the course of the past years positioning VAI as a leading global metallurgy supplier. Gerhard Falch is married and has two daughters.

Chief Financial Officer: Two candidates

"The decision on the new Chief Financial Officer of VA TECH will be taken already in consideration of the designated Chairman of the Managing Board, Klaus Sernetz and of the Deputy Chairman, Gerhard Falch, and will be a choice between two shortlisted candidates", explains Michaelis concerning the regulation of succession for Roland Scharb who will resign from his position at the end of June.

++++April 29, 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further questions please contact:
Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
phone: +43/732/6986-9222, fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS INFORMATION

The Annual General Meeting of VA TECH decides:

- **Change of the articles of association: Increase of maximum number of Managing Board members from five to six.**
- **Limitation of the number of capital representatives in the Supervisory Board to 10 members according to the Austrian Corporate Governance Codex**
- **Renewal of the authorisation to purchase own shares within the scope of a share option programme for managers**

In the Annual General Meeting of VA Technologie AG (VA TECH) on 29 April 2003 a change of the articles of association was decided according to which two to six members (instead of two to five until then) belong to the Managing Board in the future.

This change was preceded by a resolution of the Supervisory Board dated 2 December 2002 to additionally nominate the speakers of the four divisions Metallurgy, Hydro Power Generation, Transmission and Distribution and Infrastructure in personal union with the members of the Managing Board of VA Technologie AG besides the Chairman and the Chief Financial Officer.

This new management structure proved to be extraordinarily good in a very short period of time. For the complete realisation of the decision it was necessary to elevate the permitted maximum number of Managing Board members from five to six according to the articles of association. The Managing Board of VA Technologie AG is thus consisting of Erich Becker (Chairman), Roland Scharb (Vice Chairman), Gerhard Falch, Christian Habegger, Klaus Brenner and Klaus Sernetz.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

A further decision of the Annual General Meeting concerns the manning of the Supervisory Board. The general assembly decided to reduce the number of capital representatives in the Supervisory Board from until then 12 to now only 10 members. Thus the proposal of the Austrian Corporate Governance Codex was realised and the number of capital representatives in the Supervisory Board was limited to 10 members. For this reason the number of Supervisory Board members that have to be dispatched by the workers' council is also reduced from currently six to five.

Karl Hollweger (Managing Director in the council of the Austrian Industrieholding AG) and Helmut List (Chairman of the Management of AVL List Ges. für Verbrennungskraftmaschinen und Messtechnik mbH) have abandoned their brief in the Supervisory Board with effect from 29.4.2003.
We wish to thank the parting members of the Supervisory Board for their many years' activities for the VA TECH Group.

Furthermore, the general assembly renewed its authorisation to purchase own shares for a maximum total amount of 1,250,000 shares within the scope of a share option programme for about 200 managers of the Group which had already been passed last year.

As already reported the Managing Board did not suggest a dividend for the business year 2002.

++++29.4.2003

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS INFORMATION

VA TECH Annual General Meeting

- **Application for capital increase allowed**
- **Voting right limitation abolished**
- **Klaus Sernetz designated CEO, Gerhard Falch Deputy Chairman**

In today's annual general meeting of VA Technologie AG the application for approved capital according to the item 7 on the agenda was not allowed. The decision on an option for multiple allocation (Greenshoe) was also not taken in this context (item 8).

The application for a change to the articles concerning the voting right limitation was granted (item 9). The following is now valid: Every share allows one vote.

As successor of Peter Pühringer who had abandoned his brief in the Supervisory Board last year xy was appointed to the Supervisory Board of VA Technologie AG.

(Peter Pühringer's post in the Supervisory Board which he had abandoned last year will not be reassigned.)

The Chairman of the Supervisory Board, Peter Michaelis, announced that the Supervisory Board nominated Klaus Sernetz as new Chairman of the Managing Board of VA Technologie AG. His Deputy Chairman is going to be Gerhard Falch, as VA TECH has already released seperately today.

++++April 29, 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further questions please contact:
Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
phone: +43/732/6986-9222, fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Group of Investors around Mirko Kovats buys 19,05% of VA TECH shares from voestalpine

A group of investors around the Austrian industrialist Dr. Mirko Kovats has bought the entire shares held by voestalpine AG in VA Technologie AG amounting to 19,05% of share capital. This was published by voestalpine in an ad-hoc information on May 14, 2003. The price of the transaction was not published.

++++2003-05-15

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS INFORMATION

First quarter of 2004 – highest order intake since the founding of the Group

- Order intake up by 23% at EUR 1,295 m [1]
- 14% increase in order backlog and sales
- Net result at the level of the preceding year
- Liquidity stays high, Group remains debt-free

During a press conference in Vienna, Erich Becker, the VA Technologie AG Chairman, stated that, "In the first quarter of 2004, the positive trend in the capital goods industry, the prolongation of the solid, plant building order situation and the growing importance of service business, enabled us to achieve an increase in order intake of 23%. This constitutes the highest first quarter order intake since the foundation of the Group." Becker went on to point out that, "The growth markets of China, Brazil and the CEE states were of decisive importance in this connection, as in particular, they provided increased order intake, order backlog and sales in the Metallurgy and Infrastructure Divisions." This upturn was also followed by the gains made by the VA TECH share (plus 40.7% between January and March 2004).

One strong source of impetus for the international plant building group was generated by the growing demand for electricity and steel products, as well as the promotion of hydro power as a source of renewable energy, which was prompted by new environmental protection guidelines. The latter is an indication of the general shift towards the intensified use of energy-efficient technologies.

Sizeable increase in order intake, order backlog and sales

During the first quarter of 2004, order intake in the VA TECH Group rose by 23% to EUR 1,295 m. This pleasing development was due largely to the increase of order intake in Metallurgy

[1] All figures relate to the comparable period of January-March 2003

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416

(+88%) and Infrastructure (+30%). In regional terms, orders from Europe predominated (66%), followed by Asia (15%) and the Near/Middle East, Africa (9%).

Between January and March 2004, VA TECH raised its sales by 14% to EUR 914 m. Here, too, Metallurgy (+34%) and Infrastructure (+29%) showed the strongest growth rates.

Net result at the level of the preceding year

The rise in sales and cost structure improvements led to an increase in earnings before interest, taxes and goodwill amortisation (EBITA) of 17% to EUR 30 m. Higher goodwill (EUR 14.6 m) prompted a fall of EUR 2.2 m in the operating result (EBIT) to EUR 15.4 m. This figure incorporated the book profit from divested units[2] (EUR 22 m), expenses for restructuring (EUR 13.6 m) and extraordinary goodwill amortisation of EUR 8.7 m.

Therefore, the net result for the Group remained on a par with that of the preceding year at minus EUR 7.6 m.

The VA TECH Group's financial result for the first three months of the year changed from minus EUR 25.3 m to minus EUR 26.5 m.

Net liquidity remains high

As at March 31, 2004, VA TECH gross liquidity, the sum of liquid assets, fell to EUR 789 m (December 31, 2003: EUR 824 m). Interest-bearing liabilities (mostly liabilities to banks) dropped to EUR 576 m. (December 31, 2003: EUR 585 m) Accordingly, net liquidity amounted to EUR 213 m and therefore remained at the high level of the previous year.

As Roland Scharb, the VA Technologie AG CFO and Deputy Chairman of the Board, explained " This satisfactory development was achieved by means of active and systematic payment flow management. The Group is debt-free and gearing stands at minus 45%."

Free cash flow amounted to minus EUR 25 m (Q1 2003: minus EUR 35 m).

[2] The ASTA, Egic and Coelme companies from the Power Transmission and Distribution Division.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416

Developments in the Divisions

As a result of positive iron and steel industry market development, **Metallurgy Division (VAI)** order intake in the first quarter of 2004 rose by 88% over the same figure for the preceding year to EUR 454 m.

As a consequence of contracts from China, the CIS states and Brazil, as well as the continuation of the positive developments in the automation and services segments, order backlog reached a record level of EUR 1,334 m. This constitutes an increase of 41% as compared to the first quarter of 2003 and provides use of capacity for 1.4 years in relation to 2003 sales.

Sales rose by 34% to EUR 253 m and there was an increase in the operating result (EBIT) to EUR 12.1 m (Q. 1 2003: EUR 11.8 m, including EUR 11 m from a sale and lease back transaction). This satisfactory development also had a positive effect on the Metallurgy Division's liquidity situation.

The **Power Generation Division (VA TECH HYDRO)** profited from the steady increase in the demand for electricity and the focus on renewable energies as a result of national, environmental guidelines.

At EUR 225 m, order intake in the first quarter of 2004 almost reached the high level of the preceding year, which was influenced by major contracts in the combined cycle power plant sector. Order backlog rose by 7% to EUR 1,556 m, providing use of capacity for 1.7 years (order backlog in ratio to annual sales).

Sales improved by 22% to EUR 230 m, leading to an increase in the first quarter operating result (EBIT) of 33% to EUR 12.0 m.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Investment in products and services in the **high-voltage transmission and distribution (VA TECH T&D)** area is characterised by major, regional economic differences. Developments in the first quarter of 2004 with regard to exports outside Europe continued to be affected by the strong euro.

During the first quarter of 2004, order intake reached the level of the same period of the preceding year at EUR 369 m. Order backlog on March 31, 2004, amounted to EUR 954 m, which was below the figure for March 31, 2003, but nonetheless represented an increase of 10% over the end of 2003.

At EUR 243 m, sales in the first three months of 2004 were 5% down on the preceding year, a situation that was also due to the deconsolidation of the Egic and Coelme companies with effect from January 1, 2004 (annual sales: approx. EUR 30 m).

As part of the VA TECH T&D strategy of focusing its portfolio, a majority holding in these two disconnecting switch production centres in Italy and France was sold to the US company Southern States LLC, which is one of the leading suppliers of these products in North America. In addition, the ASTA company, an Austrian-based producer of copper products for the electrical industry, was sold to the Malaysian company, Metrod Berhad (deconsolidation as per March 31, 2004). In 2003, ASTA had sales of around EUR 60 m.
Although earnings before interest, taxes and goodwill amortisation (EBITA) were improved from EUR 3 m to EUR 6.0 m, the operating result (EBIT) was negative at minus EUR 4.1 m. Apart from the book gain from the companies sold (EUR 22 m), EBIT also contains expenses for restructuring measures (EUR 12 m) and extraordinary goodwill amortisation of EUR 8.7 m.
The ongoing programme aimed at improvement of results and restructuring envisages more than the aforementioned focusing of the portfolio, capacity adjustments and use of capacity optimisation, which are concentrated on the transformer production centres in particular. It also foresees measures aimed at cost reduction and efficiency increases, as well as the market launch of new technologies, in order to achieve a sustained increase in earnings.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

The **Infrastructure Division (VA TECH ELIN EBG, aii)** continued to show highly positive development, which in particular, was due to the improved economic conditions in Western Europe and the prolongation of the positive trend in the EU applicant countries.

In a quarterly comparison, order intake in the Infrastructure Division rose by 30% to EUR 230 m. while order backlog stood at EUR 603 m.

Sales were also increased by 29% to EUR 177 m and as a result, the operating result (EBIT) was EUR 3.0 m up on the comparable figure for 2003 at EUR 5.3 m.

The information technology market also recovered in the first quarter of 2004, the more optimistic economic forecast prompting an increased readiness to invest in IT solutions.

VA TECH WABAG will continue to be the subject of separate reporting in the VA TECH Group, but will no longer be presented as a Division. Instead the company will be referred to as a core business within the Infrastructure Division. Following the termination of negotiations concerning the complete sale of VA TECH WABAG, this business is now being redimensioned and will be retained under the industrial management of VA TECH ELIN EBG.

Due to the initiation of this redimensoning process, Water Systems order intake during the first quarter of 2004 was lower at EUR 49 m, although order backlog was 13% higher at EUR 333 m. Sales were down on the level of the preceding year as a result of delayed order intakes in 2003. The operating result (EBIT) in the first three months of 2004 amounted to minus EUR 9.7 m due to a fall in sales. In addition, the result was negatively affected by an arbitration case settlement dating from 1999.

The strategic orientation involves a concentration on key markets, in order to facilitate an efficient and targeted response to future market developments in the water technology sector. Some technologies will no longer be the object of in-house development, but should be completed in the course of appropriate partnerships. The key markets in question are Austria, Switzerland, the EU applicant countries, Iran, the Near and Middle East, North Africa and China.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

In future, Water Systems business will be concentrated at two locations for maximum market support (Austria, Switzerland). Additional operative units in India, Germany and France will be sold off.

Apart from the refocus on key markets, cost reductions will be attained, particularly in the central functions area. In the medium-term these measures will result in a business volume of EUR 120-130 m and the number of employees be reduced to around 150. This target structure should be achieved by the end of 2005.

Outlook 2004

The improvement in the investment climate in the capital goods industry should continue for the rest of the year. Positive impulses are available in both the metallurgy technology and energy sectors. Therefore, VA TECH awaits a stable order situation and order intake at the 2003 level, even after the sale of some operative units. On the basis of the solid order book situation, it is anticipated that sales in 2004 will be of the same order of magnitude as in the preceding year. In addition, a further improvement in results is expected.

At the Annual General Meeting on April 29, 2004, approved capital as a basis for a capital increase in the next five years was refused. A capital increase would have been desirable in order to enhance the Group's financial manoeuvrability, however, the targets and outlook for 2004 remain unaffected by its refusal.

New Managing Board Chairman in September

At its meeting on April 29, the Supervisory Board unanimously appointed Klaus Sernetz as the designated Managing Board Chairman. Sernetz will succeed Erich Becker, who has decided not to extend his contract, which expires at the end of August. Gerhard Falch has been selected as the designated Deputy Chairman of the Managing Board.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

Key indicators[1)]

EUR m	Q1/2003	Q1/2004	Change(%)	Total 2003
Order intake	1,057	1,295	+23	4,336
Order backlog[2)]	4,085	4,652	+14	4,314
Sales	802	914	+14	3,923
EBITA[3)]	25.7	30	+17	153
EBIT[4)]	17.6	15.4	-13	101
Financial result	-25.3	-26.5	-5	-121
EBT[5)]	-7.7	-11.1	-44	-19
Profit/loss for the period	-7.4	-7.6	-3	-15
Employees[2)]	17,612	17,079	-3	17,478

[1)] Figures according to the International Financial Reporting Standards (IFRS)

[2)] Closing date

[3)] Earnings before interest, taxes and goodwill amortisation

[4)] Earnings before interest and taxes

[5)] Earnings before taxes

++++ Vienna, May 25 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-2490, Fax: +43 1/89100-4103

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416

VA TECH

VA Technologie AG

PRESS RELEASE

First Quarter of 2004 - Most important orders

Metallurgy

In regional terms, 65% of orders in the first three months of 2004 came from Europe (including 24% CIS) and 28% from Asia (23% China).

Among the most important orders received in the first quarter of 2004 were the modernisation of the US Steel Kosice steel plant in Slovakia, continuous casters for the Ukraine and Russia, as well as several, individual contracts from Corus, UK.

Powerful, Chinese growth was mirrored by the receipt of orders for two hot dip zinc coating plants from Benxi, a hot dip zinc coating plant and cold rolling mill from Tangshan, and contracts from more than ten other customers. The presence of Metallurgy in China has been further strengthened with the foundation of subsidiaries for sourcing, equipment assembly and automation services. The successful trend in the automation sector was continued with the foundation of a subsidiary in Finland.

Power Generation

The regional distribution of orders continued to show Europe as the dominant market region with 79%, followed by North America with 11%.

One important order in the first quarter of 2004 was the Tsankov Kamak hydro power project in Bulgaria. This contract represents an important contribution to the Austrian climate protection strategy, as it is the country's first project based on the Kyoto protocol mechanisms. A further example of the promotion of hydro power as a renewable energy source is the Nussdorf small-scale power station near Vienna. Here, the previously unused water volumes in the Donaukanal are to be exploited for the generation of electrical power in an economic and ecologically intelligent manner with the help of VA TECH HYDRO-Hydromatrix technology.

Other significant projects during the first quarter included bulb turbine components for the Chinese customer, Dongfang, turbine refurbishing for a power station update at San Fancisquito/USA and a refurbishing order for the Culligran power station, UK.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103

Wolfgang Schwaiger
Head of Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416

VA Technologie AG

Transmission&Distribution

In terms of order intake, Europe was the strongest region with a 47% market share, followed by Near/Middle East, Africa with 29%. Among the important orders received in the first quarter of the year in the Transmission and Distribution sector were two turnkey substations for Algeria, a 400 kV switchgear for Jordan, as well as another 400 kV switchgear contract from the UK. Automation business developed in a positive manner with the receipt of important orders, which largely originated from Europe.

Infrastructure

New orders derived largely from Austria (53%), Germany (19%) and the Czech Republic (8%). The major orders received in the first quarter of 2004 included the electrotechnical building systems, the heating/air conditioning/ventilation and sanitation systems at Gesundheitssystems Obernberg in Austria and the Philips location in Hamburg. Order successes were obtained in the tram sector in Seville/Spain and Phoenix and Seattle/USA.

The founding of a new office in Hamburg enables entry as electro-mechanical general contractor in Northern Germany and enlarges the business in Germany.

The ai informatics company achieved a significant success in the German market with the receipt of an order for IT outsourcing from Maxdata.

In terms of order intake, Europe was the strongest region for Water Systerms during the first three months of 2004 with a 46% market share followed by Asia with 44%. The largest single orders received by Water Systems in the first quarter involved wastewater treatment plants for France, India and Germany, the Quanjiao drinking water treatment plant in China, as well as a demineralisation plant for the Panipat Refinery in India.

2004-05-25

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Head of Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103

Wolfgang Schwaiger
Head of Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH

VA Technologie AG

PRESS RELEASE

VA TECH sells Asta Elektrodraht GmbH to Metrod Berhad

The listed VA Technologie AG announces the closing of the sale of its 100 percent subsidiary Asta Elektrodraht GmbH to the Malaysian company Metrod Berhad. The divestiture was realised in the course of VA Technologie AG's strategic focussing on its core business.

In the Austrian plant in Oed Asta produces high-quality copper wire winding material and components for the power industry, employs 250 employees and, in 2003, had sales amounting to EUR 60 m.

Metrod Berhad is listed at the stock exchange of Kuala Lumpur and ranks among the important producers of copper rods and copper wires; in 2003, sales amounted to EUR 110 m. The company is part of an international copper trading and processing group which majority is owned by the family of Lord Bagri.

Metrod emphasises in a statement that Asta will play an important role in Metrod's global activities of expansion due to its geographical situation in the heart of Europe.

Deconsolidation from VA TECH's accounts will be effected retroactively as per 1 January 2004.

++++2004-06-08

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 by according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

VA TECH Supervisory Board approves leadership-change

In order to avoid several months of a transitional-phase in the company's leadership, Erich Becker finishes in compliance with the Supervisory Board his chairman- and board member- position. This will take affect as 30th of June.

Effective as of 1st of July, Klaus Sernetz will take over the current chairman-function, in addition Gerhard Falch will be the Deputy chairman of the Board.
Sernetz will also act as interim CFO until Hanno Bästlein assumes his responsibilities and he will remain chairman of VA TECH ELIN until a suitable successor for him is found.
The other members of the VA TECH Board will remain as before: Klaus Brenner, chairman of the Board at VA TECH T&D and Christian Habegger, Chairman of the Board at VA TECH HYDRO.

Vienna, 2004-06-30

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Dr. Hanno Bästlein new CFO of VA Technologie AG

The Chairman of the VA TECH Supervisory Board, Dr. Peter Michaelis, announced that the Supervisory Board has appointed Dr. Hanno Bästlein as the new CFO of VA TECH. Bästlein succeeds Dr. Roland Scharb, whose contract expires at the end of June. Hanno Bästlein's appointment to the VA TECH Board will officially come into effect on 1 October 2004; until then, he will serve the company as a consultant. Klaus Sernetz, the designated new Chairman will act as interim CFO until Hanno Bästlein assumes his responsibilities.

Commenting on the appointment of the new CFO, Dr Michaelis said, "With the concurrence of the designated Chairman of the Board, Klaus Sernetz and his deputy Gerhard Falch, we are pleased to be able to fill the CFO position with a renowned financial expert who has extensive experience in our field. The other members of the VA TECH Board will remain as before: Klaus Brenner, chairman of the Board at VA TECH T&D and Christian Habegger, Chairman of the Board at VA TECH HYDRO. Now we've got an excellent team at the helm to successfully steer the VA TECH Group into the future."

After completing his banking apprenticeship, Hanno Bästlein (41) studied economics at the University of Witten/Herdecke and also attended Stanford University, California. He started his career in 1992 at Ico, a medium-sized plant engineering company, as assistant to the executive management and later became the commercial director. In 1994 he joined Hochtief AG and from 1995 onwards, as a member of the management, was responsible for the commercial activities at the Head Office in Rhein-Ruhr. He served as CEO of one of the company's affiliates, Streif AG, in 1998. In 1997, he received his doctorate from the Albert-Ludwigs University in Freiburg. In 1999 he established a Controlling and M&A division for the Hochtief group. From May 2000 to the end of 2002 he served as speaker of the executive board at Hochtief International before becoming Financial Director in 2003 at Plus, an international trading company.

Dr. Hanno Bästlein is married and has two children.

For more information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Dr. Wolfgang Schwaiger
Head of Strategy, Communication and Investor Relations
Tel: +43 732/6986-9222, Fax: +43 732/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

Action of opposition against two decisions of the Annual General Meeting

The listed VA TECH announces the service of an action of opposition against two decisions (refusal of the capital increase, appointment of another auditor) taken in the last Annual General Meeting dated April, 29th. BA-Beteiligungs-Immobilien- und Anlagegesellschaft mbH (General Manager Rudolf Krtina) lodged the claim.

Represented by both the Managing Board and the Supervisory Board of VA TECH, the company will file the statement of defence in due time.

++++2004-07-14

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Extraordinary General Meeting

In today's extraordinary 12th General Meeting of the listed company VA TECHNOLOGIE AG Dr. Scharinger (Chairman of Raiffeisen Landesbank O.Ö.), Dkfm. Dr. Kováts (Chairman of VICTORY Industriebeteiligung AG), Dkfm. Dr. Robol (Chartered accountant), Dipl.Ing. Pühringer (Chairman of POK Pühringer Privatstiftung) were elected into the Supervisory Board. Prof. Dr. Nowotny and Dr. Saxinger have resigned their Supervisory Board memberships.

In the following Supervisory Board meeting after the General Meeting Dr. Michaelis and Dkfm. Struzl were confirmed in their roles as Supervisory Board Chairman and Vice Chairman.

++++2003-09-08

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

ÖIAG sells 9% of its VA TECH shares

Up to 8 August 2003 the Österreichische Industrieholding AG (ÖIAG) sold 9% (1.35 Mio. shares) of its 24% share of VA Technologie AG quoted on the stock exchange to Austrian and international financial investors via the stock exchange. The price amounted to EUR 24.6 per share, hence EUR 33 Mio. were gained by the transaction.

The ownership structure of VA TECH is now as follows:
VICTORY Industriebeteiligung AG 19.05%, ÖIAG 15%, shares for shareholder programme for employees (held by VA TECH) 1.67%, free float 64.28%

++++2003-08-12

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

VA TECH sells WABAG activities in Germany and France

- **Five WABAG locations in total**
- **Important step towards achieving the target structure of WABAG**

The listed VA TECH announces the sale of the German domestic business of WABAG Germany and WABAG France. In total, five WABAG locations (Leipzig, Ratingen, Butzbach, Bayreuth and Paris) are concerned with 157 employees who in 2003 generated a sales revenue amounting to EUR 70 million. Details regarding the transaction will be disclosed after approval from the German Federal Cartel Office.

Important step in the restructuring process of WABAG

The divestiture of the business units of WABAG in Germany and France is a further important step towards restructuring of the Water Systems Division.

The target structure of WABAG involves the concentration on the locations in Vienna (for the international project business) and Winterthur (competence centre for biofiltration, Switzerland) with around 150 employees.

Vienna, 26 August 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

Half-year result 2004 characterised by reorientation

- **Additional restructuring-measures bring losses in 2004**
- **Managing Board change at VA TECH Transmission&Distribution.**
- **Order intake and sales clearly up.**
- **Dynamic development in growth markets outside Europe.**
- **WABAG redimensioning proceeds as planned.**

Speaking at a press conference in Vienna, Klaus Sernetz, the new VA TECH Chairman stated that, "The first half-year 2004 was characterised by generally positive developments in our markets, which resulted in an 11% increase in order intake and record order backlog of EUR 4.8 billion. In addition, with the completion of changes to the Group portfolio, we have created a platform in our four divisions for the exploitation of the market opportunities available and the capture of top international positions." Sernetz went on to stress that, "The task now is to implement the additional measures needed to guarantee a lasting turnaround in the Group. Therefore the priority for 2004 is the completion of restructuring within the Group, like that at the transformer production locations, and the redimensioning of Water Systems."

"Therefore, to achieve the rapid implementation of these measures, together with the Supervisory Board, the Managing Board will draw up an additional restructuring programme during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. Consequently, we expect a negative net result for 2004 to the same amount", says Klaus Sernetz.

Due to differences of opinion concerning the extent of restructuring in T&D, Klaus Brenner, who up to now headed T&D will leave the group by mutual agreement. When this takes place member of the VA TECH-Board Christian Habegger will take charge of T&D in addition to his current poste as head of the Power Generation-Division.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Marked increases in order intake, order backlog and sales

During the first half of 2004, the unusually large increase in crude steel production in China, the rise in energy demand and the positive general situation in the CEE infrastructure services market all proved to be powerful business drivers.

Conversely, the strength of the euro against both the US dollar and the Japanese yen proved problematic and the continuation of high raw material prices could have a negative effect on capital goods industry activity.

Against this background, Group order intake was raised by 11% in the first half-year to EUR 2,463 m, which resulted in an 11% rise in order backlog to a new record high of EUR 4,821 m.

The largest increases in new orders came from Metallurgy (+64%) and Infrastructure (+16%).

In regional terms, orders from Europe (including CIS) predominated with 58% and a continuation of the positive situation in the market can be anticipated, not least due to the over-proportional growth in the new EU member states. Europe was followed in the rankings by Asia (18%) and the Near/Middle East, Africa (10%). The situation in both North America (9%) and South America (5%) improved with the result that expansion outside Europe could be successfully pursued.

In the first half of 2004, VA TECH sales were raised by 13% to EUR 1,940 m. Here, too, the Metallurgy (+26%) and Infrastructure (+31%) Divisions showed the strongest growth.

Earning before taxes (EBT) up by 22%

The group's half year result for 2004 is characterised by three highly profitable divisions (VAI, VA TECH HYDRO, VA TECH ELIN EBG) and problems in WABAG and T&D.

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first six months improved to EUR 64.3 m (HY 1 2003: EUR 42.8 m). Goodwill amortisation in the first half of 2004 increased to EUR 20.9 m (HY 1 2003: EUR 19.7 m). Therefore, the operating result (EBIT) rose from EUR 23.1 m in the first half-year 2003, to EUR 43.4 m in the first half-year 2004.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The VA TECH Group's financial result for the first six months of the year altered from minus EUR 48.5 m to minus EUR 63.2 m, due to increased interest on advance payments.

Earnings before taxes (EBT) were up from minus EUR 25.4 m to minus EUR 19.8 m in the first half of 2004. Apart from the book profit from company divestments, this result also contained expenses for restructuring and unscheduled goodwill depreciation. The EBIT for the first half of 2003 contained one-off earnings of EUR 11 m derived from a sale and lease back transaction.

Following the deduction of taxes and minority interests, the result for the period improved from minus EUR 23.4 m in 2003 to minus EUR 18.6 m in 2004.

Net liquidity remains high

Active payment management for the securing of sufficient liquidity is a top Group priority. VA TECH gross liquidity fell to EUR 699 m, while interest-bearing liabilities were reduced to EUR 536 m. As a result, net liquidity was maintained at the high level of EUR 163 m.

Group free cash flow amounted to minus EUR 83 m in the first half of 2004 (HY 1 2003: minus EUR 27 m).

Developments in the Divisions

As a result of continuing growth in steel production, during the first half of 2004, the **Metallurgy Division (VAI)** demonstrated very satisfactory order intake. With a volume of EUR 907 m in the first half-year, the good result of the previous year was surpassed by 64%.

As a result of this extremely solid order intake trend, order backlog stood at an all-time high of EUR 1,518 m. This represents an improvement of 43% as compared to the first half-year 2003 and provides use of capacity for 1.6 years in terms of 2003 sales.

In comparison with the first half-year 2003, sales rose to EUR 532 m (plus 26%). This sizeable increase also led to a substantial rise in the operating result (EBIT) by 37% to EUR 28.7 m.

With the growth in order intake and result data, the already high level of liquidity could be consolidated still further.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

With effect from July 1, 2004, VAI Pomini was purchased in its entirety. VAI Pomini is a competence centre for the engineering and construction of long products plants and achieved sales of almost EUR 100 m in 2003 with a work force of 180.

Power Generation (VA TECH HYDRO) continued to profit from the steady increase in the demand for electricity and increased investment in power plant updates and new equipment. Special pumped storage power plants for the securing of network stability and coverage of demand peaks also grew in significance.
Following the disproportionately large order intake of the preceding year, which was influenced by a number of major contracts, order intake in the first half of 2004 was down at EUR 359 m (HY 1 2003: EUR 592 m).

In a half-year comparison, sales improved by 13% to EUR 453 m, which led to an increase in the operating result (EBIT) of 10% to EUR 24.4 m.

Overall responsibility for further development of **VA TECH T&D** will be assumed by Christian Habegger in addition to his current poste as head of the Power Generation-Division.
Klaus Brenner, who previously held responsibility for T&D, will leave his poste by mutual consent. The reasons for his departure relate to differences of opinion concerning the scope of restructuring in T&D.

As a result of solid sales during the second quarter of 2004, first half-year order intake of VA TECH T&D was raised by 12% to EUR 685 m. At EUR 512 m, sales in the first six months of 2004 were 6% down on the preceding year. This was due to a weaker order situation in the preceding period and the deconsolidation of various companies in the course of a portfolio shakeout.

Earnings before interest, tax and amortisation (EBITA) failed to improve due to the underuse of capacity in the second quarter of 2004 at three transformer manufacturing locations. At EUR 6.3 m, the figure for the first half-year was slightly below that of the comparable period of 2003. Apart from expenses for restructuring measures, the result also includes a book profit from divestments.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH

VA Technologie AG

The negative operating result amounting to minus EUR 5 M derives from the unsatisfactory T&D-figures, the fact that the turnaround in the switchgear-sector has failed to materialise and unscheduled amortisation on goodwill, even though the SAT (ACP)-business area achieved an excellent result.
The ongoing "T&D 2004+" programme is targeted on cost reductions and increased efficiency in the switchgear and transformer business segments.

With effect from June 30, 2004, VA TECH T&D took over the remaining 40% of the high-voltage switchgear joint venture with Schneider Electric. In 2003, the joint venture achieved sales of EUR 620 m with a work force of 2,600 and was already operated as a fully consolidated Group company. This take-over facilitates a further improvement in VA TECH T&D business structures and processes.

Due to the critical situation with regard to the use of capacity and results situation in parts of the transformer business segment, the Managing Board will draw up an additional restructuring programme with the Supervisory Board during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. The Divison will thus be put in a position, whereby it will be able to deliver a clearly positive result in 2005.

The **Infrastructure Division (VA TECH ELIN EBG) continued to develop in a satisfactory manner due to the** improved economic conditions in Western Europe and the positive trend in the new EU member countries.

In the first half of 2004, order intake in the Infrastructure Division rose by 16% to EUR 464 m. while order backlog now stands at a record EUR 616 m (2003: EUR 582 m).

Sales were significantly higher in both the second quarter and the first half-year, surpassing the comparable figure for 2003 by 31% and rising to EUR 400 m. As a consequence, the operating result (EBIT) was also 73% up at EUR 12.1 m.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Water Systems redimensioning proceeds as planned

A major step towards Water Systems restructuring and turn-around was taken with the sale of the domestic business of WABAG Germany and WABAG France. This divestment affected five WABAG locations (Leipzig, Ratingen, Butzbach, Bayreuth and Paris) with a work force of 157 and sales revenues in 2003 of EUR 70 m. Details concerning the transaction will be given following the granting of approval by the German anti-trust authority.

Due to the initiation of redimensioning, Water Systems order intake during the first half of 2004 was slightly lower than the comparable figure for 2003 at EUR 108 m, although order backlog was 16% higher at EUR 342 m.

At EUR 89 m, sales were at the level of the preceding year, while the operating result (EBIT) stood at minus EUR 16.5 m due to reorganisation measures and restructuring expenses.

The final structure foreseen for WABAG envisages a concentration at the locations in Vienna (for international business) and Winterthur (bio-filtration competence centre, Switzerland) with around 150 employees and will be in position by the end of 2004.

Key indicators[1]

EUR m	HY 1/2003	HY 1/2004	Change	Q2/2003	Q2/2004	Total 2003
Order intake	2,211	2,463	+11%	1,154	1,168	4,336
Order backlog[2]	4,335	4,821	+11%	4,335	4,821	4,314
Sales	1,724	1,940	+13%	922	1,026	3,923
EBITA[3]	42.8	64.3	+50%	17.1	34.3	153
EBIT[4]	23.1	43.4	+88%	5.5	28.0	101
Financial result	-48.5	-63.2	-30%	-23.2	-36.7	-121
EBT[5]	-25.4	-19.8	+22%	-17.7	-8.7	-19
Profit/loss for the period	-23.4	-18.6	+21%	-16.0	-11.0	-15
Employees[2]	17,552	17,093	-3%	17,552	17,093	17,478

[1] Figures according to the International Financial Reporting Standards (IFRS)
[2] Closing date
[3] Earnings before interest, taxes and goodwill amortisation
[4] Earnings before interest and taxes
[5] Earnings before taxes

Vienna, August 26, 2004

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

22602-T, Rev. 1

PRESS RELEASE

Half-year result 2004, overview of the most important orders

Metallurgy (VAI)

In regional terms, 48% of order intake in the first six months of 2004 came from Europe (including 17% CIS) and 35% from Asia (including 28% China). Other interesting metallurgical plant building markets are Brazil and the Gulf States, above all Saudi Arabia.

With orders of EUR 249 m in the first half of 2004 (HY 1 2003: EUR 79 m) the Chinese market again demonstrated its uninterrupted dynamism. This order volume included a continuous caster for Tianjin, two hot dip zinc coating plants for Benxi, a hot dip coating plant and a cold rolling mill for Tangshan and orders from more than ten other customers.

Among the most important orders in the new plant sector received in the first six months of 2004 from outside China, were a new blast furnace for CST in Brazil, two EAF's, a ladle furnace and a continuous caster for customers in Russia and a continuous caster for a Ukrainian client. In the plant modernisation sector, orders were obtained for the update of a US Steel Kosice steel plant in Slovakia, a heavy plate and a Steckel mill for Erdemir in Turkey and a hot rolling mill for Jindal in India.

Recent successes include a major Finex® order from Posco, the largest South Korean steel group.

Power Generation (VA TECH HYDRO)

Regional order intake distribution of continued to show Europe as the dominant market region with 69%, followed by North America with 18%.

One important order in the first half of 2004 was the Tsankov Kamak hydro power project in Bulgaria. This contract represents an important contribution to Austrian climate protection strategy, as it is the country's first project based on the Kyoto protocol mechanisms. It generates CO_2 reduction potential of around 200,000 t/y, which was purchased from Austria and

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

can therefore be taken into account in Austria's CO_2 reduction target. The social and environmental aspects of this project were instrumental in its receipt of the TRIGOS award from Corporate Social Responsibility Austria (CSR Austria).

A further example of the promotion of hydro power as a renewable energy source is the Nussdorf small-scale power station near Vienna. Here, the previously unused water volumes in the Donaukanal are to be exploited for the generation of electrical power in an economic and ecologically intelligent manner with the help of Hydromatrix technology.

Field testing of another global technological advance, the Straflo Matrix™, was successfully initiated with the opening of Austria's very latest small-scale hydro power plant at Agonitz (Upper Austria). As a result of the new compact design of the turbine/generator unit, the Straflo-Matrix™ is especially suitable for retrofitting in existing structures such as irrigation dams and weirs. Consequently it opens up opportunities around the world for the economic exploitation of previously untapped hydro power potential.

Other projects of importance in the first half-year included numerous turbo generators for General Electric, bulb turbines for a Chinese customer, Dongfang, and various turbine refurbishing contracts in the USA and Europe.

Power Transmission and Distribution (VA TECH T&D)

In terms of order intake, Europe was the strongest region with a 44% market share, followed by Near/Middle East, Africa with 29%.

Among the most important orders received in the first half of the year in the power transmission and distribution sector were switchgear for Qatar, two turnkey substations for Algeria, a 400 kV switchgear for Jordan, as well as another 400 kV switchgear contract from the UK. Automation business developed in a positive manner with the capture of important orders, which largely originated from Europe.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Infrastructure (VA TECH ELIN EBG)

New orders derived largely from Austria (53%), Germany (19%) and the Czech Republic (6%).

The success of the strategic orientation as a technical general contractor was demonstrated by major orders from Germany and Bulgaria. In Germany, the Eastgate Berlin Shopping Centre is to be built and in Bulgaria, the S-Center Sofia. Other important contracts obtained during the first half-year included the electrotechnical building and the heating/air conditioning/ sanitation systems for the Obernberg health centre in Austria and the Philips location in Hamburg.

Order successes were obtained in the tram sector in Seville/Spain and Phoenix and Seattle/USA. A general order was signed by the Vienna Public Transport Authority (Wiener Linien) for the supply of another 150 ULF (Ultra Low Floor) trams worth over EUR 100 m. Around EUR 17 m from the initial delivery have been booked as an order intake.

The ai informatics company achieved a significant success in the German market with the receipt of an order for IT outsourcing from Maxdata.

Water Systems (VA TECH WABAG)

In terms of order intake, Europe was the strongest region during the first six months of 2004 with a 47% market share followed by Asia with 41%. The largest single orders received by Water Systems in the first half-year involved the Rötgen/Germany wastewater treatment plant, a demineralisation plant for the Panipat Refinery/India and a water treatment plant for Turkey.

Vienna, August 26, 2004

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

Half-year result 2004, outlook 2004/2005

- **Additional restructuring programme as an investment in the future.**
- **A sustainable, positive result situation anticipated for 2005.**
- **Extraordinary General Shareholders-Meeting to be held on September 21, in order to approve capital increase.**

In the second half of 2004, the general improvement in the climate of investment within the capital goods industry should continue to benefit the VA TECH Group. Positive impulses are tangible in both the metallurgical technology and energy branches. Therefore, even after the sale of some operative units, it is anticipated that order intake and sales in 2004 will remain steady at a high level.

The primary task in 2004 is to complete Group restructuring measures, such as those involving locations in the transformer segment and the redimensioning of Water Systems, by the end of the year.
In addition, local value added in international growth regions such as Asia, Central/Eastern Europe/ CIS and Latin America must be increased, in order to use the opportunities available in these areas to the full.

Therefore, to achieve the rapid implementation of these measures, together with the Supervisory Board, the Managing Board will draw up an additional restructuring programme during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. Consequently, we expect a negative net result for 2004 to the same amount.
As Klaus Sernetz stresses, "The planned measures constitute an investment in the development of prosperity in the coming years. From 2005 onwards, a positive result situation on a durable basis can be anticipated, with a profit for the period in 2005 of more than EUR 50 m."

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Capital increase remains on the agenda

The completion of an increase in capital for the financing of Group operative growth remains on the Managing Board's agenda. A rise in the VA TECH equity ratio and the turn-around in 2005 offer an ideal basis for a profitable and success-oriented future for the Group.

At an extraordinary General Shareholders' Meeting of VA Technologie AG, to be held on September 21 an authorised capital of up to 3.75 million shares will be sought (up to 25% of share capital). Realisation is planned for the current year in line with market conditions.

Vienna, August 26, 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

RECEIVED
2005 MAR 11 A 11:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

VA TECH sells the WABAG location in Ravensburg

Another important steps towards achieving the WABAG target structure.

The listed VA TECH has revealed the sale of WABAG's Fluidised Bed Business Area to the Andritz technology group. In 2003, this Business Area, which is located in Ravensburg, Germany, achieved sales revenues of EUR 15-20 m with a sales force of around 50. Confidentiality has been agreed regarding the selling price, but subject to approval by the anti-trust authorities, the contract should take effect at the end of October 2004.

Following the divestment of the WABAG business units in Germany and France (as announced at the Group's half-year result press conference on August 26), this sale constitutes a further significant advance towards achieving the WABAG target structure.
This structure foresees a concentration at the locations in Vienna (for international project business) and Winterthur (biolfitration competence centre, Switzerland), with a work force of around 150. This new structure will be in position by the end of the current year.

Vienna, September 3, 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Announcement by the VA TECH Board

Klaus Sernetz, Chairman of the Board of the listed VA TECH and Gerhard Falch, Deputy Chairman, held a meeting yesterday with Siemens Munich to clarify the intentions of the Siemens Group.

Additionally, VA TECH once again emphasized very clearly that it would reject a possible hostile takeover of the VA TECH.
Siemens Germany confirmed the content of the press releases issued at the same time by Siemens Austria. However, it was clearly stated that the Siemens bodies (Central Board and Supervisory Board) have not yet addressed the issue.

Whether or not there will be a takeover bid at all, and if yes, what form it would take, has not been decided by Siemens yet in any way.

Contrary to other announcements made, all big banks have pledged support for the concept presented by the VA TECH Board with respect to restructuring and capital increase, and will continue to do so.

The Extraordinary General Assembly scheduled for 21 September 2004 will be held as planned.

Vienna, 3.9.2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 m. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Strategy, Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS INFORMATION

VA Technologie AG plans to sell ASTA to Metrod, Malaysia

The listed VA Technologie AG signed a contract with Metrod (Malaysia) Berhad for the sale of its 100% subsidiary ASTA Elektrodraht GmbH. According to the strategic focus on its core business VA TECH AG decided for the divestiture.

The contract was signed subject to approval of the bodies of both the buyer and the seller as well as of the relevant authorities.

ASTA has sales amounting to EUR 60 m and 250 employees. ASTA produces electrical wire and components for the power industry in its plant in Oed, Austria.

Since 1981 Metrod has been listed at the stock exchange of Kuala Lumpur and is active in processing copper long products. In 2003 sales were amounting to EUR 110 m.

The Lord Bagri CBE, Chairman of Metrod, (former Chairman of London Metal Exchange and head of Metdist, an international copper trading and processing group as well as main shareholder of Metrod) stated that he is convinced that ASTA will play an important role in Metrod's global activities of expansion.

Closing is expected for June 2004, the takeover / deconsolidation from VA TECH's accounts is planned retroactively as per January 1st, 2004.

++++2004-03-09

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in the core businesses Metallurgy, Power Generation, Transmission and Distribution and Infrastructure.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

Contrary to other statements Klaus Sernetz, CEO of VA TECH states clearly that he has not offered to sell the Transmission & Distribution Division to Siemens. Exclusive purpose of the meetings which were initiated by the VA TECH Board, was a discussion on the strategies of both parties. There VA TECH confirmed its rejection of a possible hostile takeover.

Other statements are based on a misinterpretation of the discussions and are strictly rejected.

VA TECH holds international top competitive positions in its core businesses and as integrated technology and service group does not need a strategic partner.

++++2004-09-09

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

Goldman Sachs and Fidelity invest in VA TECHNOLOGIE AG

VA TECH AG announces the investment of the two investor-groups Goldman Sachs and Fidelity in the company. The volume of Fidelity amounts to 807.646 shares, which – on the basis of a total number of 15.319.040 VA TECH-shares - corresponds to a participation of 5,2 %.

Goldman Sachs holds now a participation of 754.910 shares, which corresponds to a participation of 4,9 %.

The VA TECH Board considers this investment of renowned investors very positive.

Vienna, 17. September 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Resolutions from the extraordinary VA TECH General Meeting of Shareholders

Within the framework of the extraordinary VA TECH General Meeting of Shareholders on September 21 in Linz, with a presence of 46.4% of VA TECH shareholders the proposal for a capital increase in accordance with item one of the agenda was approved with a majority of 94.98%. The VA TECH Managing Board is thus authorised to increase the share capital up to 3,830,000 (max. 25% of the share capital) unit shares against cash contributions. The implementation of the capital increase is planned for the current year.

Furthermore, in line with item two on the agenda, the election of Ernst&Young as auditors for the annual and consolidated financial statements due to the decision of the General Meeting of Shareholders´ in April 2004 was confirmed by a majority vote.

Goldman Sachs corrects the size of its holding by 40,000 shares

Goldman Sachs has corrected the published number of purchased shares to 791,122 as per September 21. This only corresponds with a 5.16% investment in VA TECH.

Vienna/Linz, September 21, 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH

VA Technologie AG

PRESS RELEASE

Victory holds 15,26 % in VA TECH

VA TECH informs that the Victory Industriebeteiligungs Group announced on September, 24 an investment of 2.338.298 shares in VA Technologie AG, which – on a basis of a total number of 15.319.040 shares – corresponds to a participation of 15,26 %.

++++2004-09-28

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

PRESS RELEASE

Jürgen Wild new VA TECH ELIN EBG Board Chairman

With effect from November 2, 2004,Jürgen Wild, 43, will become the new VA TECH ELIN EBG Chairman. He thereby replaces Klaus Sernetz, who since assuming his position as VA TECH Chairman on July 1, 2004, has also continued to act as the head of the Infrastructure Division, as an interim solution until a successor was found. As before, the VA TECH ELIN EBG Managing Board will be completed by Stefan Hase and Herbert Kaufmann .

Following several years as an army officer, Jürgen Wild, a graduate in mechanical and aerospace engineering, started his international career at Alstom Energie in Nuremberg in 1991. Here, he rose to become head of the Steam Turbine Business Area. Between 1998 and 2001, Jürgen Wild then served as the Senior Vice President of the Paris-based Alstom Power Generation international power station service for Europe, the Middle East and Africa. Among his responsibilities were the reorientation of service business and the acquisition of various service companies.

Subsequently, Jürgen Wild returned to Germany for three years, where he served as the CEO in the Frankfurt-based Cegelec Anlagen- und Automatisierungstechnik, and among other matters had a major influence on the Austrian business of this international plant building company. Jürgen Wild, who speaks German, English and French, looked after business in Poland, Portugal, the USA and Nigeria and reported directly to the Cegelec headquarters in Brussels.

At the beginning of this year, as a proven branch expert, Jürgen Wild became the Senior Vice President for Marketing and Sales in the Cegelec Group and was located in Brussels.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

In his private life the future VA TECH ELIN EBG Chairman runs at a hobby and spends as much time as possible with his wife and two children.

As the VA TECH ELIN EBG Chairman, Jürgen Wild will also join the VA TECH Managing Board, which apart from the Chairman, Klaus Sernetz, and the Vice-Chairman Gerhard Falch, consists of the CFO, Hanno Bästlein, and Christian Habegger. With the appointment of Jürgen Wild, the VA TECH Managing Board is now complete.

Vienna, September 24, 2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

VA TECH T&D - transformer location in Scotland to be closed

- **Part of the restructuring plan for the adjustment of transformer production capacity**
- **Social plan for the 225 employees affected**
- **Critical use of capacity and results situation as the cause**

Following the expiry of a labour law consultation period and the detailed examination of the situation and possible future options, today's meeting of the VA TECH Supervisory Board agreed to the closure of the VA TECH T&D Division's Peebles Transformers Ltd. plant, which is based in Edinburgh, Scotland. The trade union representatives on the VA TECH Supervisory Board voted against this resolution.

For a considerable period of time, this plant has been confronted with significant underuse of capacity and a related, critical results situation. In addition, the generally depressed state of the European transformer market has meant that, in spite of the initiation of restructuring measures, no improvement has been achieved.

225 employees are affected by this closure and along with both them and the trades unions, the management is drawing up a social plan. Moreover, VA TECH T&D will ensure that the current order backlog will be completed in full.

VA TECH T&D is currently involved in a programme aimed at increasing revenues and restructuring. The closure of the Scottish transformer plant is part of a course of action agreed between the VA TECH Managing and Supervisory Boards for an urgently needed, drastic reduction in transformer production capacity. The planned restructuring costs will amount to EUR 65-70 m, whereby the Division will be put in a position where it can achieve a clearly positive overall result in 2005.

Vienna, September 29, 2004

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

VA TECH: Capital Increase to be proposed to the next ordinary General Meeting

The Supervisory Board and the Managing Board of the listed VA Technologie AG today unanimously supported a Capital Increase. This transaction shall be structured in the usual way of an Authorized Capital in order to ensure an optimal placement in the interest of all shareholders. The Capital Increase is now being prepared in detail and will be submitted to the next ordinary General Meeting on April 29,2004 by the Managing Board.

The request of VICTORY Industriebeteiligung AG for an extraordinary General Meeting was withdrawn.

++++2004-02-12

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:
Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: +43/732/6986-9222, Fax: +43/732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

Closing of the sale of WABAG activities in Germany and France

- **Buyer for a total of five locations is Veolia Water Systems**
- **Attainment of final WABAG structure progressing as scheduled**

The listed VA Technologie AG wishes to announce the closing of the sale of the domestic business of WABAG Germany and WABAG France. As already stated, five WABAG locations with a work force of 157 are affected (Leipzig, Ratingen, Butzbach, Bayreuth and Paris), which in 2003, achieved sales revenues of EUR 70m. The buyer is Veolia Water Systems, a division of the French environmental technology group, Veolia Environnement. It has been agreed that the purchase price will remain confidential. The units are deconsolidated as per June 30, 2004.

Another step forward in the WABAG redimensioning process

The closing of the sale of the WABAG business units in Germany and France constitutes another important step towards Water Systems redimensioning. At the beginning of September, the VA TECH Group already announced the sale of the WABAG Fluidised Bed Business Area to the Austrian technology group Andritz.

The target structure for WABAG envisages a concentration at the Vienna location (for international business) and Winterthur (Biofiltration Competence Centre, Switzerland) with a work force of around 150.

Vienna, 4.11.2004

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

VA Technologie AG

PRESS RELEASE

Closing of the sale of the VA TECH WABAG location in Ravensburg

The listed VA TECH wishes to announce the closing of the sale of the business area Fluidised Bed Systems of the VA TECH WABAG.

After approval of the responsible anti-trust authority the sale to the technology group Andritz published already in September could be finalised.

It has been agreed that the purchase price will remain confidentially.

The divestment of this business at the location in Ravensburg, Germany is part of the strategy to concentrate the business at the Vienna location (for international business) and Winterthur (Biofiltration Competence Centre, Switzerland).

++++2004-11-16

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

PRESS RELEASE

Third quarter 2004 shows record order growth and higher sales

- **Largest order increases in the Metallurgy and Infrastructure Divisions**
- **Operative result (EBITA) excluding one-off effects more than doubled**
- **Resizing on schedule in the transformer production and Water Systems areas**
- **New reporting structure used for the presentation of Group results**

At a press conference in Vienna, Klaus Sernetz, the VA Technologie AG Chairman stated that, "The exceptionally positive market developments in the iron and steel industry, as well as the systematic application of the Group strategy of exploiting the opportunities provided by international growth markets led to a 15% increase in third quarter order intake to a new record level of EUR 3.6 bn." Sernetz went on to add that, "During the period from January to September this year, order backlog rose by 15% to EUR 4.9 bn and sales were up by 6% at EUR 2.8 bn. The energy sector also demonstrated a growing readiness to invest, although there were some regional differences. Moreover, notable impulses for the capital goods industry, building systems and business at municipal level have derived from EU expansion, which are of major importance to our Infrastructure Division."

Sernetz also stressed that, "The clear objective of the Managing Board is the conclusion of reorganisation within the Group and the seizing of the opportunities offered by the international growth regions, in order that positive Group development can be nurtured on an independent basis. The resizing of Water Systems and the correction of the loss situation in the transformer production segment will be completed by the end of the year.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Capital increase approved

At an Extraordinary Shareholders' Meeting held on September 21, 2004, a proposal for a capital increase was approved with a majority of 95% of the voting rights present. The VA TECH Managing Board is thus empowered to increase Group share capital through the issue of up to 3,829,760 shares (max. 25% of share capital).

VA TECH Managing Board complete

During the current year, the VA TECH Managing Board has undergone changes, but has now attained its definitive constellation. Klaus Sernetz took over the chairmanship on July 1 and Gerhard Falch was appointed as his deputy, while still retaining his responsibilities for the Metallurgy Division. The other Board members are Christian Habegger, who is now in charge of both the Power Generation and Power Transmission and Distribution Divisions, CFO Hanno M. Bästlein (since October 1) and Jürgen Wild, who took over the Infrastructure Division on November 2.

Changes to the reporting structure

In order to achieve a simpler and clearer presentation of Group results, notional interest from the balance of advance payments made and received has no longer been allocated to sales. Consequently, results in the operating area (EBIT and EBITA) are lower, while the financial result is up by a corresponding amount. Earnings before taxes (EBT) and the net result are unaffected by this alteration.

Marked rise in order intake, order backlog and sales

During the first nine months of 2004, VA TECH Group order intake rose by 15% to EUR 3,574 m. This positive development was due largely to the exceptionally positive market situation in the iron and steel and industry. The largest increases in new orders came from Metallurgy (+73%) and Infrastructure (+12%).

In regional terms, orders from Europe predominated with 56% of which CEE states provided 8% and the CIS 6%. Asia followed with 18% of which China furnished 11% and the Near/Middle East, Africa came next with 11%. The situation in both North America with 9% and South

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

America with 6% improved over the preceding year and there was an increase in the propensity to invest. This regional distribution reflects the clear Group focus on growth markets.

Order backlog as at September 30, 2004, stood at the record level of EUR 4,867 m, which was 15% up on the comparable figure for 2003.

VA TECH sales in the first nine months of 2004 were raised by 6% to EUR 2,847 m. Here, too, Metallurgy (+23%) and Infrastructure (+25%) showed the strongest growth rates. Power Generation sales were constant (+1%). The Transmission and Distribution figure was down (minus 8%) due to the sales of operative units not belonging to core business activities and Water Systems sales were also lower (minus 16% due to continuing reszing measures).

Operating result (EBITA) excluding one-off effects more than doubled

If one-off effects (resizing expenses and book gains/losses from the sale of assets and investments amounted to EUR minus 50.5 m) are included, the operating result (EBITA) for the first nine months of 2004 totalled minus EUR 21.8 m (Q1-3 2003: EUR 16.6 m). However, if the one-off effects are omitted, EBITA amounted to EUR 28.7 m, which was more than double the figure for the same quarter of 2003.

Earnings before interest and taxes (EBIT) in the period under review amounted to minus EUR 50.1 m (Q 1-3, 2003: minus EUR 13.5 m).

The VA TECH Group's financial result for the first nine months of the year shifted from minus EUR 11.7 m to minus EUR 13.6 m.

Earnings before taxes (EBT) stood at minus EUR 63.7 m following minus EUR 25.2 m in the same period of the preceding year.

Following the deduction of taxes and minority interests, the result for the period amounted to minus EUR 59.2 m, following minus EUR 22.2 m in the first nine months of 2003. This fall was largely the result of the increase in one-off effects derived from reszing and the amortisation of goodwill.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Net liquidity higher

Active payment management for the securing of sufficient liquidity is a top Group priority. VA TECH gross liquidity, the sum of liquid assets, fell to EUR 680 m. Interest-bearing liabilities were reduced to EUR 512 m. Accordingly, net liquidity on September 30, 2004, improved to EUR 168 m.

Group free cash flow of minus EUR 78 m resulted for the first nine months of the year (Q1-3, 2003: minus EUR 5 m).

Developments in the Divisions

Due to the extremely positive developments in the iron and steel industry, order intake in the **Metallurgy Division (VAI)** during the period from this January to September has already exceeded that for the whole of 2003. A record increase of 73% in order intake (to EUR 1,348 m) also led to an all-time order backlog high of EUR 1,667 m (plus 62% as compared to Q1-3, 2003). As a result of order receipts in the areas of new plants and plant modernisation, the Automation Business Area also continued to demonstrate a highly satisfactory trend and like Metallurgical Services maintained its steady growth. The strategic importance of both these areas was reaffirmed by a roughly 25% share of total order intake.

As compared to the preceding year, VAI sales were 23% higher at EUR 803 m, whereby EBITA was also clearly up at EUR 22.7 m (2003: EUR11.5 m).

The steady increase in electricity demand and the growing need for investment in the replacement or modernisation of existing capacity led to a positive investment climate and stable business development in the **Power Generation Division (VA TECH HYDRO).**

In the hydro power sector, particularly in Europe, there was special and growing market interest in pumped storage power plants for the securing of network stability and coverage of demand peaks. At present, investment in the gas fuelled, combined cycle power plant sector continues to be hesitant, as increases in electricity prices have not kept pace with those for natural gas and oil.

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The large order intake of the first nine months of the preceding year (EUR 743 m), which was influenced by a number of major contracts for gas fuelled combined cycle power plants to the value of EUR 349 m, was not repeated during the current year (EUR 569 m). The somewhat more stable order successes in the hydro power sector exceeded budget targets. At EUR 1,508 m, order backlog continued to guarantee very high, long-term use of capacity.

Sales in the first nine months of 2004 were also stable, although due to the business mix, at EUR 18 m the operating result (EBITA) for the first nine months was down on that of the preceding year (EUR 22 m).

The first three quarters in the **Transmission and Distribution Division (VA TECH T&D)** were characterised by increased order intake, the resizing of transformer production and an improvement in the result from switchgear.

In general, levels of investment in products and services in the high-voltage power transmission and distribution sector were satisfactory, although there were regional variations. By contrast, the European transformer market continued to be subject to muted demand and overcapacity in the production area.

Europe, the main market for switchgear and automation, remained stable. Following EU enlargement, increased investment is not only evident in the new member states, but also throughout the entire CEE region.

Order intake in the Transmission and Distribution Division during the first nine months of the year was raised by 10%. to EUR 946 m. At EUR 776 m, sales in the first nine months of 2004 were 8% down on the preceding year. This was due almost entirely to the divestment of various companies, which did not belong to Division core business (Egic and Coelme, Reyrolle Pacific and Asta).

The operating result (EBITA) for the first nine months of the year amounted to minus EUR 33.6 m (Q 1-3, 2003: EUR 1.7 m). This figure included a loss of EUR 26.6 m derived from one-off effects.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The implementation of the planned resizing of transformer production capacity to match market needs is the most important target in the current year. In parts of the transformer segment, the use of capacity and earnings situation remained unsatisfactory and therefore an additional restructuring programme was prepared, which led to total costs of EUR 65-70 m (around 50% of which are cash effective).

A major step in this resizing process was the decision to close the transformer plant in Edinburgh at the end of September. This operation was confronted with a significant under use of capacity and therefore, a critical result situation. Despite the resizing measures adopted, the generally tense situation in the European and North American transformer markets meant that a correction proved impossible. The cost of closure amounts to EUR 35 m and 225 employees are affected.

The "T&D 2004+" programme had been already introduced during the first half-year and measures for cost cuts and increased efficiency were implemented at twenty locations, which also led to a reduction in work force numbers of around 800 due to divestments and capacity adjustments.

The improved economic conditions in Western Europe and the positive impetus generated by the new EU member countries were the main factors in the satisfactory development of the **Infrastructure Division (VA TECH ELIN EBG, aii)**. In particular, there was a favourable investment climate in the Austrian, German and neighbouring CEE markets, which are of relevance to VA TECH.

A major strategic benchmark was established in the frequency inverter segment during September with the launch of a joint venture with the global market leader, Schneider Toshiba. The agreement between the two companies is to be regarded as a long-term co-operation, which will cover the specification, development and production of frequency inverters in the upper performance range. VA TECH has a 40% holding in the new company.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

In the first nine months of 2004, order intake in the Infrastructure Division rose by 12% to EUR 675 m, while order backlog remained at a constantly high EUR 596 m.

Sales improved considerably in the first three quarters of the year, rising 25% to EUR 613 m. The operating result (EBITA) was somewhat down on the comparable figure of the preceding year (EUR 11.9 m) at EUR 10.3m. This was due to a negative contribution from the IT sector (aii) in the course of this year.

The upward trend in the defined target markets of **Water Systems (VA TECH WABAG)** was maintained in the third quarter of 2004. In particular, demand from China, Algeria and new EU states developed positively.

Due to the initiation of resizing, Water Systems order intake during the first nine months of 2004 was lower than the comparable figure for 2003 at EUR 122 m, while order backlog stood at EUR 241 m.

At EUR 110 m, sales were also below the level of the preceding year, while the operating result (EBITA) totalled minus EUR 43.0 m (Q 1-3, 2004: minus EUR 32.8 m) due mainly to the one-off effects derived from reorganisation measures, which negatively affected the result to an amount of minus EUR 20.5 m.

Water Systems area restructuring is proceeding according to plan. The first step in this process was the sale of the business units in Germany and France with a total of 5 locations, 157 employees and a sales volume of EUR 70 m to Veolia Water Systems. In addition, the Ravensburg location, which focuses on fluidised bed technology, was sold to the Austrian group, Andritz (closing expected in November). In 2003, the Ravensburg operation had sales of some EUR 13 m and a work force of 50.

In future, business activities will be concentrated at two locations (Vienna, Winterthur/ Switzerland) and the strategic approach will involve a focus on key markets (Austria, Switzerland, the new EU applicant countries, the Near and Middle East, North Africa and China) and technologies.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The business volume target for 2005 is EUR 120-130 m, which is to be achieved with a work force of around 150.

Key figures

EUR m	Q1-3/2003	Q1-3/2004	Change	Q3/2003	Q3/2004	Total 2003
Order intake	3,099	3,574	+15%	888	1,111	4,336
Order backlog[2]	4,228	4,867	+15%	4,228	4,867	4,314
Sales	2,676	2,847	+6%	998	960	3,828
EBITA excluding one-off effects	13.1	28.7	+119%	23.6	17.5	62
One-off effects[1]	+3.5	-50.5		-4.2	-50.2	-5
EBIT	-13.5	-50.1	-271%	9.0	-40.2	5
Financial result	-11.7	-13.6	-16%	-8.8	-3.7	-24
EBT	-25.2	-63.7	-153%	0.2	-43.9	-19
Profit /loss for the period	-22.2	-59.2	-167%	1.2	-40.6	-15
Employees[2]	17,746	16,779	-5%	17,746	16,779	17,478

[1] Resizing expenses and book gains/losses derived from the sale of assets and investments
[2] Closing date

Outlook 2004/2005

The basic improvement in the climate of investment within the capital goods industry is expected to continue for the remainder of the current year. Positive impetus is evident in both the metallurgical and energy sectors, as well as from industry.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

The main operative goal is the completion of reorganisation within the Group and the exploitation of the opportunities offered by the international growth regions. Water Systems resizing will be concluded by the end of the year, together with the correction of the loss-making situation in the transformer segment.

A sum of EUR 65-70 m, of which around 50% is cash effective, has been required for the adjustments in capacity needed in the course of transformer production plant resizing.

The published result forecasts for 2004 and 2005 remain unchanged. Further guidance will be provided in due time.

Overview of the most important orders in the 3rd quarter of 2004

Metallurgy (VAI)
In regional terms, 38% of Metallurgy Division orders in the first nine months of 2004 came from Europe (including 13% CIS) and 32% from Asia (including 24% China).

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Order intake from China in the first three quarters of 2004 continued to rise strongly, increasing to EUR 323 m. This order volume included stainless steel plants for both Lisco and ZPSS, a continuous caster for Tianjin, two hot dip zinc coating plants for Benxi, a hot dip coating plant and strip pickling mill for Tangshan, an aluminium plant for Shenhou, as well as orders from more than ten other customers. The signing of a contract for a further stainless steel plant for Taiyuan Iron & Steel represented the capture of five out of the six orders allocated worldwide in this segment since 2003.

Among the most important orders received from outside China, were a new blast furnace for CST in Brazil, steel plant updates for customers in the CIS and USS Kosice in Slovakia, continuous casters for customers in the CIS, Korea and Sweden, as well as a hot rolling mill for Hadeed in Saudi Arabia and two hot rolling mills for Erdemir in Turkey. For the Posco steel concern (Korea), the Finex process - which is a further development of the Corex-technology- is to be installed on a large industrial scale for the first time.

Power Generation (VA TECH HYDRO)

The regional distribution of orders in the Power Generation Division showed Europe as the dominant market region with 68%, followed by North America with 16%.

The largest order received in the first nine months of the year was for the Kops II pumped storage power plant in Vorarlberg, Austria. With this new pumped storage plant, the customer, the Vorarlberg Illwerke, will optimise the Energie Baden Württemberg grid.

The design of another important hydro power project (Tsankov Kamak in Bulgaria) also took into account an extensive range of social and environmental factors. This contract represents an important contribution to Austrian climate protection strategy, as it is the country's first project based on the Kyoto protocol mechanisms.

Further examples of the promotion of hydro power as a renewable energy source are the Nussdorf small-scale power station near Vienna (Hydromatrix technology) and the launch of the global innovation, Straflo Matrix with the opening of Austria's very latest small-scale hydro power plant at Agonitz (Upper Austria).

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

In India, VA TECH HYDRO secured a EUR 40 m order for the large-scale "Teesta Low Dam Stage III" hydro power plant, which represented a continuation of the dynamic growth of the VA TECH Group in growth markets outside Europe.

Transmission and Distribution (VA TECH T&D)

Europe was the strongest region in this Division with a 50% market share, followed by Near/Middle East, Africa with 23%.

Among the most important orders received in the third quarter was a major contract worth some EUR 40 m from the Romanian grid company, Transelectrica, for the renewal of two high-voltage switchgear stations. With this order, VA TECH T&D has not only secured a solid foothold in an important market of the future, but also succeeded in the face of leading international competitors.

Infrastructure (VA TECH ELIN EBG, aii)

New orders in this Division derived largely from Austria (53%), Germany (18%) and the Czech Republic (6%).

The largest order of the first nine months of the year was received from HYPO Alpe Adria within the framework of the utilities systems for a new business complex in Zagreb/Croatia.

In addition, the success of the strategic orientation as a technical general contractor was demonstrated by major orders from Germany and Bulgaria. The Eastgate Berlin Shopping Centre and the Philips location in Hamburg are to be built in Germany and the S-Center Sofia in Bulgaria.

Order successes were registered in the tram sector in Seville/Spain and Phoenix and Seattle/USA. A general order was signed by the Vienna Public Transport Authority (Wiener Linien) for the supply of another 150 ULF (Ultra Low Floor) trams worth over EUR 100 m.

Vienna, November 8, 2004

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

This report also contains information and forecasts, which relate to future economic and Group developments. All such predictions constitute estimates, which were made on the basis of the data available at the time of their preparation. Thus they may deviate from the actual trends that transpire.

This information represents neither an offer, nor an invitation to submit an offer for VA Technologie AG stock. An offer requiring a prospectus, or a corresponding invitation for the submission of offers has not been prepared. In the case of a public offer, a prospectus will be issued by an announcement in the Official Gazette of the "Wiener Zeitung".

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.8 bn. according to IFRS with a work force of 17.478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-4103
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA TECH

VA Technologie AG

PRESS INFORMATION

Statement of the VA TECH Managing Board concerning the takeover offer by Siemens AG Österreich

- **Neutral position of the VA TECH Managing Board to the takeover offer**
- **Offer price commercially inadequate in the opinion of the Managing Board, JPMorgan and Ernst&Young**
- **Improved result forecast for 2005**
- **Extraordinary General Shareholders' Meeting on January 17, 2005**

The VA Technologie AG (VA TECH) Managing Board takes a neutral position to the takeover offer from Siemens AG Österreich (Siemens), which was announced on December 10, 2004. In its statement issued in accordance with the Austrian Takeover Act, the VA TECH Managing Board does not make a recommendation but presents the following main arguments for acceptance or rejection of the offer:

- **Arguments for acceptance:**
  - The offer price is above the average 6-months share price before the announcement of the intention of the takeover offer by Siemens.
  - In the case of a successful takeover offer, those shareholders not accepting the offer could face a loss in liquidity and value on their VA TECH shares.
  - The integration of the VA TECH business into a financially strong, globally operating group such as Siemens may enhance future business opportunities.

- **Arguments against acceptance:**
  - Three of the four VA TECH Divisions (Power Generation, Transmission and Distribution, Infrastructure) are in direct competition to Siemens with overlapping markets and locations especially in Europe. This corresponds to approximately three quarters of VA TECH sales. This could potentially lead to a considerable reduction in the work force.
  - Tendered shares have to be deposited in a sealed account until anti-trust law approval has been obtained. This means that shareholders may be unable to dispose of their shares for a period of several months and should the takeover offer fail, bear the economic risk, as the freeze of the shares renders a reaction to any share price decreases — which may also result from factors outside the corporate sphere such as market shifts or political developments — impossible. Nonetheless, during this period the shareholder can exercise the voting rights of the deposited shares.
  - The VA Tech Managing Board and its advisor JPMorgan consider the offer price as inadequate from a financial point of view.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

The statement of the Managing Board, as well as the assessment of the takeover offer and the statement of the Managing Board by Ernst&Young Wirtschaftprüfungsgesellschaft mbH, the independent expert advisor appointed pursuant to the Austrian Takeover Act, will be published today on www.vatech.at and appear in the Gazette of the "Wiener Zeitung" on December 18, 2004.

Extraordinary General Shareholders' Meeting

Among other conditions, the takeover offer from Siemens is conditional upon the abolition of the maximum voting rights entitlement contained in the VA TECH articles of association (voting rights cap of 25% of the shares issued) by February 4, 2005. To this end, Siemens has requested the holding of an Extraordinary General Shareholders' Meeting, which has been called by the VA TECH Managing Board for January 17, 2005 in Linz.

Offer price and valuation of VA TECH

In order to assess the adequacy of the offer price, the VA TECH Managing Board has mandated the investment bank JPMorgan to undertake a valuation of the company on a "stand-alone, going concern" basis and on this basis to provide a statement concerning the adequacy of the offer from a financial point of view ("fairness opinion").

Taking into consideration the valuation analyses performed by JPMorgan and its fairness opinion, the VA TECH Managing Board comes to the conclusion that the offer price of EUR 55 per share is inadequate from a financial point of view.

As an independent expert advisor commissioned pursuant to § 14 of the Takeover Act, Ernst&Young Wirtschaftprüfungsgesellschaft mbH regards the assessment of the Managing Board as appropriate and also finds the offer price inadequate.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Improved result forecast for 2005

The offer price of EUR 55 per VA TECH share offered by Siemens is based on published analyst equity research reports. The average profit for the period for the year 2005 forecasted in these analyst reports amounts to around EUR 54 m. On the basis of cautious assumptions, the VA TECH Managing Board currently assumes a profit for the year in 2005 that will be approximately 22% higher (EUR 66 m).

VA TECH has created a solid basis for achieving or even surpassing the expected result improvements for the period of the business plan.

The cornerstones for this are:

- Systematic implementation and successful conclusion of the restructuring programme in 2004 with a sizeable, resultant reduction of the fixed cost base and the sale and/or closure of unprofitable units (e.g. closure of the transformer plant in Peebles/Scotland, restructuring of the transformer plant in St. Catharines/Canada, divestment of WABAG Germany and France).

- Strong order intake in 2004 (EUR 4,130 m as per the end of November, an increase of around 10% over the figure for the preceding year and an increase of 12% adjusted for the businesses disposed in 2004) with the result that already some 70% of the sales planned for 2005 are secured by the order backlog.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Future development

According to the takeover offer document, Siemens intends to integrate, as far as is legally possible, VA TECH in its into the Siemens Group. The Metallurgy and Power Transmission and Distribution Divisions, as well as Water Systems business would be integrated into Siemens' global organisation. A "partnership" with Siemens Austria is planned for the Infrastructure Division. Several strategic options for the Power Generation Division are mentioned, whereby apart from integration, a further sale or a floatation on the stock exchange are not excluded. The offer document contains no information concerning the future of VA Technologie AG (Holding) or the Group service companies (VA TECH Finance, VA TECH International, VA TECH Management Services, etc.), which employ approximately 300 people. Moreover, the offer document makes no mention of the central and service functions of the Divisions.

In three of its four Divisions (Power Generation, Transmission and Distribution, Infrastructure), VA TECH is in direct competition with Siemens with overlapping markets and locations, especially in Europe. This corresponds to approximately three-quarters of VA TECH sales. This could potentially lead to a considerable reduction in the size of the work force.

According to the offer document, the **Metallurgy Division (VAI)** is to be integrated into the Siemens Industrial Solutions & Services (I&S) Business Area. VAI shall assume a headquarter role as a worldwide competence centre. Envisaged is positive, mutual augmentation in the technology portfolio area, and in the regional access to heavy industry growth markets. The position of VAI as world market leader could be strengthened by bringing in additional automation competence. Additional business potential might possibly emerge for Siemens from the integration of what for it, is a new area. The "hardware neutrality business model" of the VAI Automation business area differs greatly from the Siemens business model, which has a policy of using its in-house electronic components. The takeover by Siemens could hence potentially lead to the loss of a competitive advantage currently enjoyed by VAI Automation. In addition, Siemens has an indirect holding of 28% in SMS Demag, the main VAI competitor, which could potentially give rise to anti-trust issues or other consequences.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

With regard to the **Power Generation Division (VA TECH HYDRO)**, according to the offer document, Siemens is contractually obliged to offer the hydro activities purchased within the scope of the takeover to the joint venture Voith Siemens Hydro, in which Siemens holds a 35% stake. The results of an anti-trust review in this segment are open, as both Voith Siemens and VA TECH HYDRO rank among the world market leaders in the area of hydro power plant construction and modernisation. In this area, VA TECH has important development activities in both Austria and other countries.

The Power Generation Division also maintains a long and successful partnership with General Electric (GE), USA, which involves the supply of turbo-generators to GE, as well as the exclusive use of GE gas turbines in VA TECH combined cycle power plants. VA TECH anticipates that in the case of a takeover by Siemens, GE will terminate this co-operation. The offer document contains no statement concerning strategic options should this situation arise.

The offer document contains no information regarding the further development of this Division, the location of the headquarter, or the continuation of research and development activities.

According to the offer document, the **Transmission and Distribution Division (VA TECH T&D)** is to be integrated into the Siemens Power Transmission and Distribution (PTD) Business Area. This is supposed to lead to the emergence of a leading global supplier in the high-voltage, transformer and automation and control technology segments. Good synergy potential is anticipated with regard to market access, with a strong VA TECH presence in France, North Africa, the Middle East and Siemens' solid market positions in Asia and South America.

The offer document makes no reference to product overlaps and competing sites and contains no information concerning the future headquarter location and the continuation of VA TECH's research and development activities in Austria and abroad.

The VA TECH Automation business area is active to a significant extent in both the areas of hydro power generation and transmission and distribution. The offer document makes no mention of the future development of this business area. In the case of a sale of the Power Generation Division by Siemens, a solution for this business area would be required.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

According to the offer document, for the **Infrastructure Division (VA TECH ELIN EBG, ai informatics, VA TECH WABAG)**, a "combination" between VA TECH ELIN EBG and Siemens Austria is planned. In Austria, Siemens and VA TECH are in competition, with respective hardware-dependent and hardware-independent solutions. From an international perspective, VA TECH is mainly active in the Czech Republic, Slovakia, Croatia, Russia, Germany, Poland and Hungary and thus mainly in markets that do not belong to the area administered by Siemens Austria.

The VA TECH ELIN EBG subsidiaries active in the drive technology business area, represent globally respected specialists in the area of drive technology for rail vehicles and frequency inverters. Our customers are mechanical rail vehicle manufacturers, who in the electrical sector, require an independent partner with outstanding technological competence. Siemens has its own mechanical and electrical competence in this sector and the offer document says nothing about possible anti-trust issues, or with regard to a continuation of the significant research and development activities located in Austria.

In the electronics business area, VA TECH has entered into a joint venture for the specification, development and production of frequency inverters in the upper performance range with Schneider Toshiba Inverter SAS, a significant Siemens competitor. The offer document contains no information relating to the eventuality that this co-operation may not continue.

ai informatics is active in the information technology business area. Integration into the Siemens Group would probably be of advantage to this company.

The Water business is regarded by Siemens as an important market for the future. According to the offer document, the VA TECH Water Systems business area could strengthen this Siemens segment in Europe.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

Stakeholder interests

Shareholders

In order to assess the adequacy of the offer price of EUR 55 per VA TECH share, the VA TECH Managing Board has mandated JPMorgan to undertake a "stand-alone" company valuation using commonly applied international valuation methods as a basis for an assessment of the adequacy of the offer price from a financial point of view ("fairness opinion").

In the fairness opinion, JPMorgan comes to the conclusion that the offer price of EUR 55 per VA TECH share is inadequate from a financial point of view. Taking into consideration inter alia the valuation analysis performed by JPMorgan and the fairness opinion issued by JPMorgan, the VA TECH Managing Board comes to the conclusion that the offer price of EUR 55 per VA TECH share is inadequate from a financial point of view.

Creditors

A takeover of VA TECH by Siemens will in principal have a positive effect on the interests of creditors.

Employees

In three of its four Divisions (Power Generation, Transmission and Distribution, Infrastructure), VA TECH is in direct competition with Siemens with overlapping sales markets and locations, particularly in Europe. This corresponds to approximately three-quarters of VA TECH sales and could lead to a considerable reduction in the size of the work force. The offer document makes no mention of the central and service functions of VA Technologie AG, in the Group service companies and in the divisions in Austria and other countries. However, according to the offer document, Siemens intends to secure the jobs of VA TECH employees in future. The valid collective wage and salary and other company agreements are to be maintained. According to the offer document, this also applies to all pension agreements entered into by VA TECH.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Should the takeover offer be successful, Siemens has promised to secure the Weiz site for a period of at least 18 months. The VA TECH location in Weiz currently employs a work force of around 1,500 in the Power Generation (generator manufacture) and Transmission and Distribution (transformer production) Divisions.

Public interest

On the basis of the offer document, an impact on the public interest cannot be finally evaluated.

Vienna, December 17, 2004

The listed VA Technologie AG (VA TECH) is a focused technology and service company, which provides value to customers throughout the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution and Infrastructure. In 2003, VA TECH achieved sales of EUR 3.9 bn according to IFRS with a work force of 17,478 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

For further information please contact:

Bettina Pepek
Press Officer
Tel: +43 1/89100-3400, Fax: +43 1/89100-3431
e-mail: bettina.pepek@vatech.at

Wolfgang Schwaiger
Communications and Investor Relations
Tel: +43 70/6986-9222, Fax: +43 70/6980-3416
e-mail: wolfgang.schwaiger@vatech.at

VA Technologie AG

VATECH

QUARTERLYreport

as at March 31, 2004



Key figures[1] (EUR m)	Q1/2003	Q1/2004	Change	Total 2003
Order intake	1,057	1,295	+23%	4,336
Order backlog[2]	4,085	4,652	+14%	4,314
Sales	802	914	+14%	3,923
EBITA[3]	25.7	30.0	+17%	153
EBIT[4]	17.6	15.4	−13%	101
Financial result	−25.3	−26.5	−5%	−121
EBT[5]	−7.7	−11.1	−44%	−19
Profit/loss for the period	−7.4	−7.6	−3%	−15
Employees[2]	17,612	17,079	−3%	17,478

[1] Figures according to the International Financial Reporting Standards (IFRS) / [2] Closing date / [3] Earnings before interest, taxes and goodwill amortisation / [4] Earnings before interest and taxes / [5] Earnings before taxes

sustainable solutions. for a better life.

www.vatech.at

Introduction of the Managing Board

Dear Shareholder,

Business development in the capital goods industry during the first quarter of 2004 was positive. The solid order situation in the plant building sector remained unchanged and the importance of service business continued to grow. In numerous branches, powerful Chinese expansion triggered global growth. However, the sharp increase in energy and steel product requirements also led to a rapid increase in raw material demand and prices.

For VA TECH, developments in China have provided impetus in both the metallurgy and power technology sectors. Although it should be added that for European suppliers of plants and services, the strength of the euro against the US dollar and the Japanese yen continued to have a detrimental effect on export activities.

VA TECH's main market continued to be Europe (including the CIS) with a 68% share of sales. We assume that this area will experience growth, not least due to the positive effect of investment in the CIS and the new EU member states.

On the basis of this generally satisfactory economic situation, we succeeded in raising order intake by 23% in the first quarter. This was the highest first quarter figure since the foundation of the Group and resulted in a further rise in order backlog to a new high of EUR 4.7 bn. As a result of increased sales (+14%) and an improved cost structure, we were also able to increase the operating result before goodwill amortisation by 17% to EUR 30 m. Due to higher goodwill amortisation amounting to EUR 14.6 m, the operating result (EBIT) was EUR 2.2 m lower than the same quarter of the preceding year at EUR 15.4 m.

Group EBIT in the first quarter was borne by the highly satisfactory result contributions from the Metallurgy and Power Generation Divisions. A result improvement and restructuring programme is being implemented in the Transmission and Distribution Division. Increased goodwill amortisation resulted in a negative contribution to EBIT. On the basis of an improved business volume, the Infrastructure Division again achieved a solid result, but Water Systems still reported negative figures. This business is to undergo fundamental change during the current year as a result of divestments and restructuring. Apart from a book gain of EUR 22.0 m derived from the disposal of companies (ASTA Elektrodraht, Egic and Coelme in the Transmission and Distribution Division), Group EBIT also contains expenses for restructuring measures (EUR 13.6 m) and extraordinary goodwill amortisation amounting to EUR 8.7 m.

Consequently, the Group's net result was on the same level as in the preceding year.

VA TECH liquidity developed in an excellent manner. At plus EUR 213 m, net liquidity was maintained at the high level of the end of 2003 and therefore, the Group is debt-free. The fundamental improvement in the investment climate in the capital goods industry is set to continue in the current year. Accordingly, we anticipate a good and stable order situation and even after the divestment of some operative units, order intake should be on a level similar to that of 2003. On the platform of the solid order position, sales in 2004 are also expected to be of the same order of magnitude as in the preceding year. In addition, we anticipate improved results.

At the Annual General Meeting on April 29, 2004, approved capital as a basis for a capital increase in the next five years was refused. A capital increase would be desirable in order to improve the financial manoeuvrability of the Group. However, the targets and outlook for 2004 are not affected by the rejection.

The Supervisory Board unanimously appointed Klaus Sernetz as the designated Managing Board Chairman at its meeting on April 29. Sernetz will succeed Erich Becker, who has decided not to extend his contract, which expires at the end of August. Gerhard Falch has been selected as the designated Vice Chairman of the Managing Board.

Linz, May 25, 2004



ERICH BECKER
Chairman of the Board



ROLAND SCHARB
Vice Chairman of the Board



GERHARD FALCH
Member of the Board



CHRISTIAN HABEGGER
Member of the Board



KLAUS BRENNER
Member of the Board



KLAUS SERNETZ
Member of the Board

Business development January-March 2004

HIGHLIGHTS

- Positive market situation brings record order intake of EUR 1.3 bn and order backlog of EUR 4.7 bn.
- Sales increase of 14%.
- Operative result before goodwill amortisation up by 17%.
- Net result at level of preceding year due to extra-ordinary goodwill amortisation.
- Group net liquidity remains at a high level.
- Metallurgy: order development at record level and good earnings situation.
- Power Generation: further improvement in results.
- Transmission and Distribution: result improvement and restructuring programme in implementation; divestment of ASTA, Egic and Coelme companies.
- Infrastructure: improved business volume and result.
- Water Systems on restructuring course.

CHANGES IN THE SCOPE OF CONSOLIDATION

The main changes in the scope of consolidation during the first quarter of 2004 related to the Egic and Coelme companies (deconsolidation as per January 1, 2004) and to the ASTA Elektrodraht company (deconsolidation as per March 31, 2004), which all belonged to the Transmission and Distribution Division.

VA TECH Water Systems (VA TECH WABAG) will no longer be a separate division, but will be included in the Infrastructure Division. Nonetheless, separate reporting will be retained.

ORDER SITUATION

Order intake up by 23%.

During the first quarter of 2004, order intake in the VA TECH Group rose by 23% to EUR 1,295 m. This pleasing development, which represented the highest ever first quarter order intake, was due largely to the increase in new orders in Metallurgy (+88%) and Infrastructure (+30%).

In regional terms, orders from Europe predominated (66%), followed by Asia (15%) and the Near/Middle East, Africa (9%).

Accumulated order intake 2002-2004 (EUR m)



1045
2211
2938
4125
1057
2211
3099
4336
1295
2002
2003
2004
Quarter 1
Quarters 1-2
Quarters 1-3
Quarters 1-4

Order intake by division Q1/2004


4%
35%
18%
29%
17%


Metallurgy
Power Generation
Transmission and Distribution
Infrastructure
Water Systems
Group services and consolidation –3%

VA TECH sales in the first quarter of 2004 were raised by 14% to EUR 914 m.

Here, too, Metallurgy (+34%) and Infrastructure (+29%) showed the strongest growth rates. Power Generation sales were also up (22%), but the Transmission and Distribution figure was slightly down (minus 5%) and Water Systems sales fell by 24%.

Sales also include interest of EUR 25 m derived from the balance between advance and partial payments made and received (following EUR 24 m in the first three months of the previous year).

Earnings situation (EUR m)	Q1/2003	Q1/2004	Change
Sales	802	914	+14%
Gross profit	137	141	+3%
EBITA	25.7	30.0	+17%
EBIT	17.6	15.4	–13%
Financial result	–25.3	–26.5	–5%
EBT	–7.7	–11.1	–44%
Profit/loss for the year	–7.4	–7.6	–3%

Order intake by region Q1/2004


9%
15%
1%
9%
66%


Europe
North America
South America
Asia/Pacific
Near and Middle East, Africa

Accumulated sales 2002-2004 (EUR m)


863
1788
2680
3872
802
1724
2747
3923
914
Quarter 1
Quarters 1–2
Quarters 1–3
Quarters 1–4
2002
2003
2004

Order backlog stands at EUR 4.7 bn.
Order backlog as at March 31, 2004, stood at EUR 4,652 m, which was 14% up on the figure for 2003 and a new high as compared to recent years.

Order backlog by division Q1/2004


7%
29%
13%
21%
33%


Metallurgy
Power Generation
Transmission and Distribution
Infrastructure
Water Systems
Group services and consolidation –3%

Sales by division Q1/2004


4%
28%
19%
27%
25%


Metallurgy
Power Generation
Transmission and Distribution
Infrastructure
Water Systems
Group services and consolidation –3%

Sales by region Q1/2004


8%
15%
1%
8%
68%


Europe
North America
South America
Asia/Pacific
Near and Middle East, Africa

EBITA 2002-2004 (EUR m)


18
36
74
129
26
43
87
153
30
2002
2003
2004

EBIT 2002-2004 (EUR m)


11
20
49
83
18
23
57
101
15
2002
2003
2004
Quarter 1
Quarters 1–2
Quarters 1–3
Quarters 1–4

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first three months amounted to EUR 30.0 m, which was 17% up on the comparative figure for 2003. Goodwill amortisation rose from EUR 8.1 m in the first quarter of 2003 to EUR 14.6 m.

Accordingly, the operating result (EBIT) was EUR 15.4 m in the first quarter of 2004 after EUR 17.6 m in the same quarter of the preceding year. The EBIT for the first quarter of 2003 contained a positive contribution of EUR 11 m derived from a sale and lease back transaction. The results of the first quarter of 2004 not only incorporated the book gain from the disposal of companies (EUR 22.0 m), but also expenses for restructuring (EUR 13.6 m as compared with EUR 1 m in Q1/2003) and extraordinary goodwill amortisation in the amount of EUR 8.7 m.

Group EBIT in the first three months of the year consisted of the combined operating results of Metallurgy with EUR 12.1 m, Power Generation with EUR 12.0 m, Transmission and Distribution with minus EUR 4.1 m, Infrastructure with EUR 5.3 m and Water Systems with minus EUR 9.7 m. Group services and consolidation contributed minus EUR 0.2 m. The latter area contains expenses for Group management and service company results, movements in Group provisions, as well as intra-Group result consolidation.

The VA TECH Group's financial result for the first three months of the year shifted from minus EUR 25.3 m to minus EUR 26.5 m. Following the deduction of taxes and minority interests, the first quarter net result was minus EUR 7.6 m in 2004 as compared with minus EUR 7.4 m in the same period of 2003.

ASSET AND FINANCIAL SITUATION

As compared to December 31, 2003, the balance sheet total on March 31, 2004 fell by EUR 69 m to EUR 3,514 m. Assets consisted of 29% non current assets and 71% current assets. Shareholders' equity including minority interests amounted to EUR 465 m, which corresponded with an equity ratio of 13.2%. In a quarterly comparison, VA TECH gross liquidity, the sum of liquid assets (cash and cash equivalents, securities, interest-bearing receivables), fell to EUR 789 m. Interest-bearing liabilities (mostly liabilities to banks) dropped to EUR 576 m and were somewhat lower than in 2003. Accordingly, net liquidity (EUR 213 m) was maintained at the high level of the end of 2003. This satisfactory development was achieved due to active and systematic cash flow management. The Group is thus debt-free and gearing stood at minus 46%.

CASH FLOW AND INVESTMENTS

Cash earnings in the first three months of the year amounted to minus EUR 2 m (first three months of 2003: EUR 5 m). If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 41 m (first nine months of 2003: minus EUR 79 m). The cash flow from investing activities amounted to plus EUR 16 m (2003: EUR 43 m). This figure includes investments in tangible and intangible fixed assets (EUR 10 m) and earnings from the disposal of Group companies. Group free cash flow of minus EUR 25 m resulted (first three months of 2003: minus EUR 35 m).

HUMAN RESOURCES

As compared with the end of 2003, the Group work force was 399 smaller at 17,079. This reduction was largely the result of the sale of the ASTA Elektrodraht, Egic and Coelme companies.

OUTLOOK FOR 2004

The fundamental improvement in the investment climate in the capital goods industry should continue for the VA TECH Group in 2004. Positive impulses are available in both the metallurgy technology and energy sectors.

Therefore, we await a stable order situation and even after the sale of some operative units, order intake at the 2003 level. On the basis of the solid order book situation, we also anticipate that sales will remain of the same order of magnitude as in the preceding year. In addition, we expect an improvement in results.





Developments in the Divisions

Metallurgy

MARKET SITUATION

Following record steel production in 2003, the first quarter of 2004 also saw an 8.7% increase over the same period of the previous year. Production in China soared by 26.4%, while in other countries, a 3.9% rise was achieved. Moreover, China also continues to be the main driving force behind this global production growth due to its high level of steel imports. Raw material shortages and dramatic price rises in the first quarter have pushed up the already high steel price by roughly a further 70% since the end of 2003. It is anticipated that, at the latest, the situation will stabilise in the third quarter.

Intensive investment in metallurgical plants was maintained in China. High steel demand in connection with the positive earnings situation in the steel industry also led to a marked upturn in project activity, particularly in the CIS and Brazil. At present, there are once again numerous investments planned in steel capacity. It is to be hoped that lively order allocations will alleviate the price competition in the plant building sector.

BUSINESS DEVELOPMENT

Key figures:

Metallurgy (EUR m)	Q1/2003	Q1/2004	Total 2003
Order intake	242	454	1,152
Order backlog[1]	947	1,334	1,123
Sales	189	253	976
EBITA	14.3	14.6	64.7
EBIT	11.8	12.1	54.5
Employees[1]	3,297	3,356	3,430

[1] Closing date

RECORD ORDER INTAKE AND ORDER BACKLOG, GOOD EARNINGS SITUATION

As a result of positive iron and steel industry market development, order intake in the first quarter almost doubled to EUR 454 m (+ 88%) compared to the same figure of the preceding year. In regional terms, 65% of orders in the first three months of 2004 came from Europe (including 24% CIS) and 28% from Asia (23% China). Due to this positive order situation, order backlog reached a record level of EUR 1,334 m. This constitutes an increase of 41% as compared to the first quarter of 2003 and provides use of capacity for 1.4 years in relation to 2003 sales.

Sales rose to EUR 253 m (+ 34%) and there was a substantial increase in the operating result (EBIT). Following EBIT of EUR 11.8 m in the first three months of the preceding year (in particular EUR 11 m from a sale and lease back transaction), the first quarter of 2004 saw a result of EUR 12.1 m. This positive development further strengthened the good liquidity of the Metallurgy Division. On March 31, 2004, work force numbers had fallen to 3,356. This was 2% down on the figure at the end of 2003 and reflected the continuation of ongoing productivity enhancement measures.

Among the most important orders received in the first quarter of 2004 were the modernisation of the US Steel Kosice steel plant in Slovakia, continuous casters for the Ukraine and Russia, as well as several, individual contracts from Corus, UK. Powerful, Chinese growth was mirrored by the receipt of orders for two hot dip zinc galvanising lines from Benxi, a hot dip zinc galvanising line and cold rolling mill from Tangshan, and contracts from more than ten other customers. The presence of Metallurgy in China has been further strengthened with the foundation of subsidiaries for sourcing, equipment assembly and automation services. The successful trend in the automation sector was continued with the foundation of a subsidiary in Finland. SRT (Steel Related Technology, USA), which was purchased last year, played a major role in the positive development in the Metallurgy Services Business Area.

*Power*Generation

MARKET SITUATION

Due to the constant increase in the demand for energy and a slight rise in electricity prices, the market for power generation plant, automation and services provided stable growth with a varied, regional pattern. In the hydro power sector, investment continued in power plant updates, and also pumped storage power plants for the securing of network stability and coverage of demand peaks also grew in significance. Market development in Europe was satisfactory, not least due to the emphasis on renewable energies and energy-efficient solutions as a result of national legislation.

The North American market remained steady, but in South America and Africa there is currently a trend towards stagnation. The strong growth in Chinese electricity demand led to sizeable growth rates. In the gas fired, combined-cycle power plant sector, the important European market showed stable growth. The energy shortages of the past year permit the expectation of a further expansion of capacity, particularly in southern Europe.

BUSINESS DEVELOPMENT

Key figures:

Power Generation (EUR m)	Q1/2003	Q1/2004	Total 2003
Order intake	250	225	1,049
Order backlog[1]	1,456	1,556	1,562
Sales	188	230	919
EBITA	10.4	13.5	63.8
EBIT	9.0	12.0	58.1
Employees[1]	3,080	3,030	3,013

[1] Closing date

FURTHER IMPROVEMENT IN RESULTS

At EUR 225 m, order intake in the first quarter of 2004 almost reached the high level of the preceding year, which was influenced by major contracts in the combined cycle power plant sector. The regional distribution of orders continued to show Europe as the dominant market region with 79%, followed by North America with 11%. Order backlog rose to EUR 1,556 m (plus 7%) and use of capacity for 1.7 years (order backlog to annual sales). Due to this positive order situation, sales improved by 22% to EUR 230 m and the operating result (EBIT) in the first quarter rose by 33% to EUR 12.0 m. At 3,030, work force numbers remained virtually unchanged over the end of 2003.

One important order in the first quarter of 2004 was the Tsankov Kamak hydro power project in Bulgaria. This contract represents an important contribution to the Austrian climate protection strategy, as it is the country's first project based on the Kyoto protocol mechanism. It generates CO_2 reduction potential of around 200,000 t/y, which was purchased by Austria and can therefore be taken into account in Austria's CO_2 reduction target. The 80 MW power plant will be built under VA TECH HYDRO leadership with its project partners Alpine Mayreder and Verbundplan. A further example of the promotion of hydro power as a renewable energy source is the Nussdorf small-scale power station near Vienna. Here, the previously unused water volumes in the Donaukanal are to be exploited for the generation of electrical power in an economic and ecologically intelligent manner with the help of Hydromatrix technology. Since the beginning of 2004, the Jebel Aulia power station in Sudan has been delivering power to the grid using VA TECH HYDRO developed Hydromatrix technology. Following the start-up of the first 20 of the 80 turbine/generator units, an existing irrigation dam is now being used for electricity generation purposes.

Other significant projects during the first quarter included bulb turbine components for the Chinese customer, Dongfang, turbine refurbishing for a power station update at San Fancisquito/USA and a refurbishing order for the Culligran power station, UK.

Transmission and Distribution

MARKET SITUATION

Investment in products and services in the high-voltage transmission and distribution area is characterised by major, regional economic differences. Developments in the first quarter of 2004 with regard to exports outside Europe continued to be affected by the strong euro. VA TECH's important, domestic European market was stable. Following the electricity shortages of the past year and the growing significance of electricity trading, investments in grid consolidation and international lines are expected.

In North America, investment remained at a low level and market recovery is not anticipated before the end of 2004. Growth in Asia, and above all in China, continued unabated. The Middle East developed well in the first quarter and major orders were also obtained in North Africa.

BUSINESS DEVELOPMENT

Key figures:

Transmission and Distribution (EUR m)	Q1/2003	Q1/2004	Total 2003
Order intake	363	369	1,186
Order backlog[1]	993	954	866
Sales	257	243	1,206
EBITA	3.0	6.0	35.0
EBIT	0.6	–4.1	15.8
Employees[1]	6,547	5,842	6,249

[1] Closing date

RESULT IMPROVEMENT AND RESTRUCTURING PROGRAMME IN IMPLEMENTATION

During the first quarter of 2004, order intake reached the level of the same period of the preceding year at EUR 369 m. In terms of order intake, Europe was the strongest region with a 47% market share, followed by Near/Middle East, Africa with 29%. Order backlog on March 31, 2004, amounted to EUR 954 m, which was below the figure for March 31, 2003, but nonetheless represented an increase of 10% over the end of 2003. At EUR 243 m, sales in the first three months of 2004 were 5% down on the preceding year, a situation that was also due to the deconsolidation of the Egic and Coelme companies with effect from January 1, 2004 (annual sales: approx. EUR 30 m). As part of a further portfolio adjustment, a majority holding in these two disconnecting switch production centres in Italy and France was sold to the US company Southern States LLC, which is one of the leading suppliers of these products in North America. In addition, the ASTA company, an Austrian-based producer of copper products for the electrical industry, was sold to the Malaysian company, Metrod Berhad (deconsolidation as per March 31, 2004). In 2003, ASTA had sales of around EUR 60 m and a work force of 244. Although earnings before interest, taxes and goodwill amortisation (EBITA) were improved from EUR 3 m to EUR 6.0 m, the operating result (EBIT) was negative at minus EUR 4.1 m. Apart from the book gain from the companies sold (EUR 22.0 m), EBIT also contains expenses for restructuring measures (EUR 12.1 m) and extraordinary goodwill amortisation of EUR 8.7 m. Work force numbers fell from 6,249 at the end of 2003 to 5,842. This reduction can be traced to the aforementioned divestments and restructuring measures in core business areas. The ongoing programme aimed at improvement of results and restructuring envisages more than the aforementioned focusing of the portfolio, capacity adjustments and use of capacity optimisation, which are concentrated on the transformer production centres in particular. It also foresees measures aimed at cost reduction and efficiency increases, as well as the market launch of new technologies, in order to achieve a sustained increase in earnings.

Among the important orders received in the first quarter of the year in the Transmission and Distribution sector were two turnkey substations for Algeria, a 400 kV switchgear for Jordan, as well as another 400 kV switchgear contract from the UK. Automation business developed in a positive manner with the receipt of important orders, which largely originated from Europe.

*Infra*structure

MARKET SITUATION

Development in the infrastructure services market during the first quarter of 2004 was positive. The improved economic conditions in Western Europe and the continuation of the favourable trend in the new EU member countries ensured a stable situation. The shift towards complete solutions for holistic, electromechanical plants and services was also maintained. A steady flow of orders in the building infrastructure sector in Austria, as well as an upward tendency in the technical building systems area in Germany and the new EU member states were both apparent. The industrial infrastructure sector was influenced by both the positive impulses from the automotive industry (automation systems), the environmental legislation relating to CO_2 reduction and the promotion of more energy-efficient technologies. A slight improvement with regard to the readiness of public authorities and energy supply companies to invest in municipal infrastructure was recognisable. The information technology market picked up during the first quarter of 2004. The willingness to invest in IT solutions also increased in line with the more optimistic economic data. In the Water Systems area, the number of project inquiries from the defined target countries rose. While the mood in the European market remained subdued, interesting prospects have opened up in North Africa, particularly in Algeria and Libya, due to positive impulses from municipal customers. The most important markets in Asia, China and India, continued to develop steadily in a positive manner.

BUSINESS DEVELOPMENT

Key figures:

Infrastructure (excluding Water Systems) (EUR m)	Q1/2003	Q1/2004	Total 2003
Order intake	177	230	808
Order backlog[1]	539	603	570
Sales	137	177	722
EBITA	3.7	5.9	33.9
EBIT	3.0	5.3	29.3
Employees[1]	3,597	3,873	3,795

[1] Closing date

IMPROVED BUSINESS VOLUMES AND RESULTS

In a quarterly comparison, order intake in the Infrastructure Division rose by 30% to EUR 230 m while order backlog now stands at EUR 603 m. New orders derived largely from Austria (53%), Germany (19%) and the Czech Republic (8%). Sales were also increased by 29% to EUR 177 m. Accordingly, the operating result (EBIT) rose from EUR 3.0 m in the first quarter of 2003 to EUR 5.3 m. The improvement in business volume led to a rise in work force numbers to 3,873 (78 more than at the end of 2003).

The major orders received in the first quarter of 2004 included the electrotechnical building systems, the heating/air conditioning/ventilation and sanitation systems at the Obernberg health centre in Austria and the Philips location in Hamburg. Order successes were obtained in the tram sector in Seville/Spain and Phoenix and Seattle/USA. The ai informatics company achieved a significant success in the German market with the receipt of an order for IT outsourcing from Maxdata.

WATER SYSTEMS ON RESTRUCTURING COURSE

VA TECH Water Systems (VA TECH WABAG) will no longer be reported on as a Division, but will be included in the Infrastructure Division. Nonetheless, separate reporting will be retained.

Due to the initiation of redimensioning, Water Systems order intake during the first quarter of 2004 was lower at EUR 49.0 m, although order backlog was 13% higher at EUR 333 m. Sales were also down on the level of the preceding year as a result of delayed order intakes in 2003. In terms of order intake, Europe was the strongest region during the first three months of 2004 with a 46% market share followed by Asia with 44%. The largest single orders received by Water Systems in the first quarter involved wastewater treatment plants for Chapelle/France, BWSSB/India and Hochdahl/Germany, the Quanjiao/China drinking water treatment plant, as well as a demineralisation plant for the Panipat Refinery/India.

The operating result (EBIT) in the first three months of 2004 amounted to minus EUR 9.7 m due to the reduced sales. In addition, the result was negatively affected by an arbitration case settlement dating from 1999.

BUSINESS DEVELOPMENT

Key figures:

Water Systems (EUR m)	Q1/2003	Q1/2004	Total 2003
Order intake	65	49	251
Order backlog[1]	294	333	320
Sales	46	35	205
EBITA	–6.5	–9.7	–30.4
EBIT	–7.7	–9.7	–42.4
Employees[1]	729	684	694

[1] Closing date

As at March 31, 2004, Water Systems employed a work force of 684. Following the termination of negotiations concerning the complete sale of VA TECH WABAG, this business has been redimensioned and will be retained under the industrial management of VA TECH ELIN EBG.

The strategic orientation involves a concentration on key markets, in order to facilitate an efficient and targeted response to future market developments in the water technology sector. Some technologies will no longer be the object of in-house development, but should be completed in the course of appropriate partnerships. The key markets in question are Austria, Switzerland, the new EU member countries, Iran, the Near and Middle East, North Africa and China. In future, Water Systems business will be concentrated at two locations for maximum market support. Additional operative units in India, Germany and France will be divested. Apart from the refocus on key markets, cost reductions will be attained, particularly in the central functions area.

In the medium term these measures will result in a business volume of EUR 120-130 m and the number of employees will be reduced to around 150. This target structure should be achieved by 2005.

CONSOLIDATED PROFIT AND LOSS STATEMENT (TEUR)

	Q1/2004	Q1/2003
Sales[1]	**914,216**	**802,395**
Cost of goods sold	**–773,173**	**–665,758**
Gross profit	**141,042**	**136,637**
Other operating income	35,898	26,793
Marketing and sales expenses	–56,567	–56,278
Administration expenses	–56,730	–56,449
Other operating expenses	–33,679	–25,046
Result from operating activities before goodwill amortisation (EBITA)	**29,965**	**25,657**
Amortisation of goodwill	–14,576	–8,078
Result from operating activities (EBIT)	**15,389**	**17,579**
Interest result[2]	–30,600	–26,518
Investment result	2,163	195
Other financial result	1,940	1,073
Financial result	**–26,497**	**–25,250**
Earnings before taxes (EBT)	**–11,109**	**–7,671**
Taxes	–3,384	–3,682
Minority interests	6,898	3,969
Profit/loss for the period	**–7,595**	**–7,385**
[1] thereof net interest from advance payments received/paid	25,023	23,683
[2] Interest result excluding the reallocation of net interest from advance payments received/paid	–5,577	–2,835

CONSOLIDATED CASH FLOW STATEMENT (TEUR)

		Q1/2004	*Q1/2003*
	Cash earnings	–1,756	4,834
+/–	Change in working capital	–39,075	–83,408
=	Cash flow from operating activities	–40,831	–78,574
+/–	Cash flow from investing activities	15,708	43,154
=	**Free Cash Flow**	**–25,123**	**–35,420**
+/–	Cash flow from financing activities	–22,959	39,643
=	Net increase/decrease in liquid funds	–48,082	4,224

EQUITY STATEMENT (TEUR)

	Q1/2004	Q1/2003
Balance as at Jan. 1	**450,308**	**461,614**
Shares held in treasury	135	0
Market valuation of hedging transactions	–835	0
Differences from currency conversion	2,421	–6,640
Other changes	127	–240
Changes in equity not recognised in the Profit and Loss Statement	**1,848**	**–6,880**
Profit/loss for the period	–7,595	–7,385
Balance as at Mar. 31	**444,561**	**447,349**

CONSOLIDATED BALANCE SHEET - ASSETS (TEUR)

	March 31, 2004	Dec. 31, 2003
Tangible assets	376,055	392,742
Intangible assets	21,315	22,968
Goodwill	327,827	341,144
Financial assets	101,609	89,969
Advance payments made (net)	3,302	3,963
Trade accounts receivable	65,447	119,191
Other interest bearing assets	39,551	39,931
Other non-interest bearing assets	16,485	17,265
Deferred taxes	68,485	70,047
Non-current assets	**1,020,077**	**1,097,220**
Inventories	241,723	228,002
Advance payments made (net)	90,945	70,928
Trade accounts receivable	1,104,862	1,099,532
Other interest bearing assets	31,895	18,406
Other non-interest bearing assets	328,848	324,710
Cash and cash equivalents	695,744	743,826
Current assets	**2,494,016**	**2,485,403**
Assets	**3,514,093**	**3,582,624**

CONSOLIDATED BALANCE SHEET - EQUITY AND LIABILITIES (TEUR)

	March 31, 2004	Dec. 31, 2003
Share capital	109,050	109,050
Capital reserves	270,952	270,816
Retained earnings	64,560	70,442
Equity	**444,561**	**450,308**
Minority interests	20,100	26,732
Equity incl. minority interests	**464,661**	**477,040**
Liabilities to banks	286,537	337,885
Trade accounts payable	5,295	1,791
Provision for pensions, servance payments and long-service bonuses	292,213	292,484
Deferred taxes	26,947	26,759
Advance payments received	107,746	89,648
Other interest bearing liabilities	29,621	31,042
Other non-interest bearing liabilities	22,485	19,356
Non-current liabilities	**770,844**	**798,964**
Liabilities to banks	171,968	134,213
Trade accounts payable	749,692	806,082
Advance payments received	391,952	359,025
Other provisions	406,254	400,120
Other interest bearing liabilities	87,644	81,968
Other non-interest bearing liabilities	471,077	525,212
Current liabilities	**2,278,588**	**2,306,619**
Equity and liabilities	**3,514,093**	**3,582,624**

The quarterly report as at March 31, 2004, was approved by the Managing Board on May 12, 2004.

Team spirit has many faces





1. VA TECH is a leading global technology and service company. We are committed to creating value.

2. Together with our customers all over the world, we develop sustainable solutions to improve the quality of life. We are the most responsive, innovative and reliable partner.

3. To our shareholders, we deliver predictable, superior returns on their invested capital.

4. It is our employees who make these things happen on the basis of trust, fairness and integrity. We encourage creativity, diversity and personal development.

5. For us, it's all about performance, commitment and a readiness to change.

VATECH


VA Technologie AG

Our mission

sustainable solutions. for a better life.

VA Technologie AG
Communications and Investor Relations
A-4031 Linz, Lunzerstrasse 64
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
E-Mail: contact@vatech.at

Press Relations
A-1140 Wien, Penzingerstrasse 76
Tel.: (+43/1) 89118-3400
Fax: (+43/1) 89118-4103

VA Technologie AG

QUARTERLY*report*

as at June 30, 2004








Key Indicators (EUR m)[1]	HY 1/2003	HY 1/2004	Change %	Q2/2003	Q2/2004	Total 2003
Order intake	2,211	2,463	+11%	1,154	1,168	4,336
Order backlog[2]	4,335	4,821	+11%	4,335	4,821	4,314
Sales	1,724	1,940	+13%	922	1,026	3,923
EBITA[3]	42.8	64.3	+50%	17.1	34.3	153
EBIT[4]	23.1	43.4	+88%	5.5	28.0	101
Financial result	–48.5	–63.2	–30%	–23.2	–36.7	–121
EBT[5]	–25.4	–19.8	+22%	–17.7	–8.7	–19
Profit/loss for the period	–23.4	–18.6	+21%	–16.0	–11.0	–15
Employees[2]	17,552	17,093	–3%	17,552	17,093	17,478

[1] Figures according to the International Financial Reporting Standards (IFRS) / [2] Closing date / [3] Earnings before interest, taxes and goodwill amortisation
[4] Earnings before interest and taxes / [5] Earnings before taxes

sustainable solutions for a better life.

www.vatech.at

Introduction of the Managing Board

Dear Shareholder!

In the first half of 2004, our markets developed in a generally positive manner. The global growth in the metallurgical technology sector was driven by the exceptional increase in crude steel production in China, which triggered additional investment in other regions. The energy technology branch also presented a mainly positive picture, although there were regional differences. Likewise, the infrastructure market situation in the CEE states, which is important for the VA TECH Group, was satisfactory. Nonetheless, European suppliers to the global market were hit by the strength of the euro against both the US dollar and the Japanese yen. Moreover, the continuation of high raw material prices could have a negative effect on the capital goods industry business. In regional terms, VA TECH's most important market continues to be Europe (including the CIS) with 58% of order intake. A positive market situation is expected to continue in this market, not least due to the disproportionately high growth rates in the new EU member states. Against this background, order intake was raised by 11% in the first half-year, which resulted in an 11% rise in order backlog to a new record high of EUR 4,821 m. Apart from an increase in sales of 13%, the first half of 2004 also saw an improvement in the key earnings indicators.

Group EBIT in the first half-year was borne primarily by the increased contributions from the Metallurgy (EUR 28.7 m) and the Power Generation (EUR 24.4 m) Divisions. The Transmission and Distribution Division is currently undergoing the "T&D 2004+" earnings improvement and restructuring programme, which is aimed at raising efficiency, and ended the first half-year with an EBIT of minus EUR 5.0 m. The Infrastructure Division contributed EUR 12.1 m to results, while Water Systems showed a loss of EUR 16.5 m. The redimensioning of this Division, primarily through the divestment of individual locations, is in the realisation phase. Earnings before taxes (EBT) were up by 22%. Apart from a book profit derived from the sale of companies (ASTA Elektrodraht, Egic and Coelme in the Transmission and Distribution Division), this result incorporated expenses for restructuring measures and extraordinary goodwill amortisation. The Group's net result improved over that for the first half of 2003 by 21%. As at June 30, 2004, Group liquidity remained at a high level, with net liquidity of EUR [illegible] m.

In recent months, far-reaching changes have taken place in the VA TECH Managing Board. With effect from July 1, 2004, Klaus Sernetz assumed the Group chairmanship from Erich Becker and the function of CFO from Roland Scharb on a temporary basis. Gerhard Falch was appointed as Deputy-Chairman and will continue to head the Metallurgy Division. The responsibilities of Christian Habegger for the Power Generation Division and those of Klaus Brenner with regard to Transmission and Distribution remain unchanged. Klaus Sernetz is to continue as head of the Infrastructure Division on an interim basis. Hanno Bästlein has been appointed as the new CFO and will take over his responsibilities on October 1, 2004.

In 2004, the general improvement in the climate of investment within the capital goods industry should continue to benefit the VA TECH Group. Positive impulses are tangible in both the metallurgical technology and energy branches. Therefore, even after the sale of some operative units, we anticipate that order intake and sales in 2004 will remain steady at a high level. Moreover, following the completion of the portfolio changes within the VA TECH Group, a foundation has been established for the exploitation of the market opportunities available within the Divisions. The task now is to implement the additional measures needed in order to guarantee a lasting Group turn-around. Accordingly, the primary task in 2004 is to complete Group restructuring measures, such as those involving locations in the transformer segment and the redimensioning of Water Systems by the end of the year. In addition, we must also establish the preconditions required for the exploitation of the chances offered by international growth regions such as Asia, Central/Eastern Europe/CIS, Middle East and Latin America through increased local value added, not only with regard to sourcing, but also own production and engineering.

Therefore, to achieve the rapid implementation of the measures planned, the Managing Board will draw up an additional restructuring programme with the Supervisory Board during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. Consequently, we expect a negative net result for 2004 to the same amount. These measures are to be seen as an investment in prosperity for the coming years. From 2005, a positive result situation on a durable basis can be anticipated, with a profit for the period in 2005 of more than EUR 50 m.

The completion of a capital increase for the financing of Group operative growth remains on the Managing Board's agenda. A rise in the VA TECH equity ratio and the turn-around in 2004 will also continue to facilitate the bank guarantees standard to the plant engineering branch. An extraordinary General Shareholders' Meeting of VA Technologie AG is planned for the second half of the year, at which the authorised funding will be sought.

Linz, August 2004



KLAUS SERNETZ
Chairman of the Board



GERHARD FALCH
Vice-Chairman of the Board



CHRISTIAN HABEGGER
Member of the Board



KLAUS BRENNER
Member of the Board

Business development January-June 2004

HIGHLIGHTS

- Continuation of the positive market situation brings order intake of over EUR 2.4 bn and record order backlog of EUR 4.8 bn
- Growth in markets outside Europe successfully pursued
- Sales increase of 13%
- Earnings before taxes (EBT) up by 22% in spite of the result burden caused by restructuring
- Group net liquidity remains at a high level
- Metallurgy: increased order intake, record order backlog and positive earnings situation
- Power Generation: further improvement in results
- Transmission and Distribution: "T&D 2004+" result improvement and restructuring programme in the implementation phase, disposal of smaller companies, and complete take-over of the switchgear joint venture from Schneider Electric
- Infrastructure: increase in business volume and result
- Water Systems: redimensioning proceeding as planned

CHANGES IN THE SCOPE OF CONSOLIDATION

The main changes in the scope of consolidation during the first half of 2004 related to the ASTA Elektrodraht company (deconsolidation as per March 31, 2004), the Egic and Coelme companies (deconsolidation as per January 1, 2004) and Reyrolle Pacific, which all belonged to the Transmission and Distribution Division. With effect from June 30, 2004, the joint venture for high-voltage switchgear, which was previously managed with a 60% holding (fully consolidated upon foundation in 2001), was purchased in its entirety from Schneider. VAI Pomini, the Metallurgy Division's long products competence centre, which up to now has been managed with a 51% holding, was also taken over completely. VA TECH Water Systems (VA TECH WABAG) will no longer be reported on as a separate division, but be included in the Infrastructure Division. Nonetheless, separate reporting will be retained.

ORDER SITUATION

Order intake up by 11%. During the first half of 2004, order intake in the VA TECH Group rose by 11% to EUR 2,463 m. This pleasing development was due largely to the positive market situation in the iron and steel and energy industries. The largest increases in new orders came from Metallurgy (+64%) and Infrastructure (+16%).

In regional terms, orders from Europe predominated (58%), followed by Asia (18%) and the Near/Middle East, Africa (10%). The situation in both North America (9%) and South America (5%) improved with the result that expansion outside Europe could be successfully pursued.

Order backlog of EUR 4.8 bn. Order backlog as at June 30, 2004, stood at EUR 4,821 m, which was 11% up on the figure for 2003 and a new high as compared to recent years. As a result of the increase in order volume, the advance payments received from customers, which are standard in the plant building sector, also rose. At EUR 3,658 m, the advance payments received were 31% up on the figure for June 30, 2003.


Accumulated order intake 2002-2004 (EUR m)
Quarter 1
Quarters 1-2
Quarters 1-
Quarters 1-
1045
2211
2938
4125
1057
2211
3099
4336
1295
2463
2002
2003
2004

Order intake by division HY 1/2004


4%
19%
37%
28%
15%

- Metallurgy
- Power Generation
- Transmission and Distribution
- Infrastructure
- Water Systems
- Group services and consolidation –3%

Order intake by region HY 1/2004


10%
18%
5%
9%
58%

- Europe
- North America
- South America
- Asia/Pacific
- Near and Middle East, Africa

Order backlog by division HY 1/2004


7%
13%
31%
21%
31%

- Metallurgy
- Power Generation
- Transmission and Distribution
- Infrastructure
- Water Systems
- Group services and consolidation –3%

EARNINGS SITUATION

[illegible] Sales also include interest [illegible] of the previous year.

Earnings situation (EUR m)	HY 1/2003	HY 1/2004	Change	Q2/2003	Q2/2004
Sales	1,724	1,940	+13%	922	1,026
Gross profit	287	301	+5%	150	160
EBITA	42.8	64.3	+50%	17.1	34.3
EBIT	23.1	43.4	+88%	5.5	28.0
Financial result	–48.5	–63.2	–30%	–23.2	–36.7
EBT	–25.4	–19.8	+22%	–17.7	–8.7
Profit/loss for the period	–23.4	–18.6	+21%	–16.0	–11.0

Sales by division HY 1/2004



- Metallurgy
- Power Generation
- Transmission and Distribution
- Infrastructure
- Water Systems
- Group services and consolidation –2%

Sales by region HY 1/2004


62%

- Europe
- North America
- South America
- Asia/Pacific
- Near and Middle East, Africa

Accumulated sales 2002–2004 (EUR m)


863
1788
2680
3872
802
1724
2747
3923
914
1940
2002
2003
2004

- Quarter 1
- Quarters 1–2
- Quarters 1–3
- Quarters 1–4


EBITA 2002-2004 (EUR m)
18
36
74
129
26
43
87
153
30
64
2002
2003
2004


EBIT 2002-2004 (EUR m)
11
20
49
83
18
23
57
101
15
43
2002
2003
2004
Quarter 1
Quarters 1-2
Quarters 1-3
Quarters 1-4

RESULTS

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first six months amounted to EUR 64.3 m, which was 50% up on the comparative figure for 2003. Goodwill amortisation in the first half of 2004 increased to EUR 20.9 m (HY 1 2003: EUR 19.7 m). Therefore, the operating result (EBIT) rose from EUR 23.1 m in the first half-year 2003, to EUR 43.4 m in the first half-year 2004.

Group EBIT in the first six months of the year consisted of the combined operating results of Metallurgy with EUR 28.7 m, Power Generation with EUR 24.4 m, Transmission and Distribution with minus EUR 5.0 m, Infrastructure with EUR 12.1 m and Water Systems with minus EUR 16.5 m. Group services and consolidation contributed minus EUR 0.3 m. The latter area contains expenses for Group management and service company results, movements in Group provisions, as well as intra-Group result consolidation.

The VA TECH Group's financial result for the first six months of the year altered from minus EUR 48.5 m to minus EUR 63.2 m, due to increased interest on advance payments.

Earnings before taxes (EBT) were up from minus EUR 25.4 m to minus EUR 19.8 m in the first half-year. Apart from the book profit from company divestments, this result also contained expenses for restructuring and extraordinary goodwill amortisation. The EBT for the first half of 2003 contained one-off earnings of EUR 11 m derived from a sale and lease back transaction.

Following the deduction of taxes and minority interests, the result for the period improved from minus EUR 23.4 m in 2003 to minus EUR 18.6 m in 2004.

ASSET AND FINANCIAL SITUATION

As compared to December 31, 2003, the balance sheet total on June 30, 2004 fell by EUR 172 m to EUR 3,410 m. Assets consisted of 30% non-current assets and 70% current assets. Shareholders' equity including minority interests amounted to EUR 449 m, which corresponded with an equity ratio of 13.2%.

Active payment management for the securing of sufficient liquidity is a top Group priority. VA TECH gross liquidity, the sum of liquid assets (means of payment, securities, interest-bearing receivables), fell to EUR 699 m. Interest-bearing liabilities (mostly liabilities to banks) were reduced to EUR 536 m. Accordingly, net liquidity was maintained at the high level of EUR 163 m.

CASH FLOW AND INVESTMENTS

Cash earnings in the first six months of 2004 amounted to EUR 13 m (HY 1 2003: EUR 22 m). If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 100 m (HY 1 2003: minus EUR 74 m). The higher working capital can be traced primarily to the realisation of increased order intake.

The cash flow from investing activities amounted to plus EUR 16 m (HY 1 2003: EUR 47 m). This figure includes investments in tangible and intangible fixed assets (EUR 25 m; 2003: EUR 20 m) and earnings from the divestment of Group companies. Investments in holdings in the first half-year 2004 amounted to EUR 4 m, following EUR 8 m in the same period of 2003. Group free cash flow of minus EUR 83 m resulted (HY 1 2003: minus EUR 27 m).





HUMAN RESOURCES

As compared with the end of 2003, the Group work force was 385 smaller at 17,093. This reduction was largely the result of the sale of the ASTA Elektrodraht, Egic, Coelme and Reyrolle Pacific companies.

OUTLOOK

The fundamental improvement in the investment climate in the capital goods industry should continue to benefit the VA TECH Group in 2004. Positive impulses are available in both the metallurgy technology and energy sectors. Therefore, even after the sale of some operative units, steady sales and order intake at a high level are anticipated.

Moreover, following the completion of the portfolio changes within the VA TECH Group, a foundation has been established for the exploitation of the market opportunities available within the Divisions. The task now is to implement the additional measures needed in order to guarantee a lasting Group turn-around. Accordingly, the primary task in 2004 is to complete Group restructuring measures, such as those involving locations in the transformer segment and the redimensioning of Water Systems by the end of the year.

In addition, we must also establish the preconditions required for the exploitation of the chances offered by international growth regions such as Asia, Central/Eastern Europe/CIS, Middle East and Latin America through increased local value added, not only with regard to sourcing, but also own production and engineering.

Therefore, to achieve the rapid implementation of the measures planned, the Managing Board will draw up an additional restructuring programme with the Supervisory Board during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. Consequently, we expect a negative net result for 2004 to the same amount. These measures are to be seen as an investment in prosperity for the coming years. From 2005, a positive result situation on a durable basis can be anticipated, with a profit for the period in 2005 of more than EUR 50 m.

*Metall*urgy

MARKET DEVELOPMENT

Following the record year in 2003, steel production growth continued during the current year. As opposed to the comparable period of the previous year, global crude steel production in the first half of 2004 rose by 7.9% to 503 m tonnes. China continued to be the driving force behind this expansion with a 21.1% increase over the same half-year of 2003. The remaining countries contributed 4.1% to global growth. The selling prices for steel products remained at a high level. Following a sharp rise in raw material prices at the beginning of 2004, a slight downward trend commenced in the middle of the year.

The focal point of global investment continues to be China, whereby it is tangible that the approval of new investments is now subject to stricter controls by central government. The lively project and order allocation activities in the CIS continued. Other interesting markets for metallurgical plant engineering are Brazil and the Gulf states, above all Saudi Arabia. A marginal recovery in the plant building market in North America is evident in the shape of initial modernisation orders.

BUSINESS DEVELOPMENT

Key figures:

Metallurgy (EUR m)	HY 1/2003	HY 1/2004	Q2/2003	Q2/2004	Total 2003
Order intake	552	907	310	453	1,152
Order backlog[1]	1,065	1,518	1,065	1,518	1,123
Sales	422	532	233	279	976
EBITA	25.8	33.8	11.5	19.2	64.7
EBIT	21.0	28.7	9.2	16.6	54.5
Employees[1]	3,262	3,365	3,262	3,365	3,430

[1] Closing date

ORDER INTAKE HIGHER, GOOD EARNINGS SITUATION

The excellent order intake of the first half-year reflects the positive business situation in the branch. With a volume of EUR 907 m in the first half-year, the pleasing result of the previous year was surpassed by 64%. In regional terms, 48% of orders in the first six months of 2004 came from Europe (including 17% CIS) and 35% from Asia (including 28% China).

With orders of EUR 249 m in the first half of 2004 (HY 1 2003: EUR 79 m) the Chinese market again demonstrated its unbroken dynamism. This order volume included a continuous caster for Tianjin, two hot dip zinc galvanising plants for Benxi, a hot dip zinc galvanising plant and a cold rolling mill for Tangshan and orders from more than ten other customers. Subsidiaries were founded for equipment sourcing and assembly, as well as for automation services, and have been operational since March and June respectively.

Among the most important orders in the new plant sector received in the first six months of 2004 from outside China, were a new blast furnace for CST in Brazil, two electric arc furnaces, a ladle furnace and a continuous caster for customers in Russia and a continuous caster for a Ukrainian client. In the plant modernisation sector, orders were obtained for the update of a US Steel Kosice steel plant in Slovakia, a heavy plate and a Steckel mill for Erdemir in Turkey and a hot rolling mill for Jindal in India. As a result of this satisfactory order intake trend, order backlog stood at an all-time high of EUR 1,518 m. This represents an improvement of 43% as compared to the first half-year 2003 and provides use of capacity for 1.6 years in terms of 2003 sales.




In comparison with the first half-year 2003, sales rose to EUR 532 m (plus 26%). This sizeable increase also led to a substantial rise in the operating result (EBIT), which was up in both quarterly and half-yearly terms. Half-year EBIT amounted to EUR 28.7 m (plus 37%) as compared to EUR 21 m in the preceding year. If the income of EUR 11 m from a sale and lease back transaction is excluded from the half-year figures for 2003, an operative improvement of 187% was achieved. With the growth in order intake and result data, the already high level of liquidity could be improved still further.

On June 30, 2004, work force numbers had fallen to 3,365. This was 2% down on the figure at the end of 2003 and reflected the continuation of ongoing productivity enhancement measures, despite the increased use of capacity derived from ongoing orders.

With effect from July 1, 2004, VAI Pomini, which was founded in March 2001 as a joint venture between VAI (51%) and Techint (49%), was purchased in its entirety. VAI Pomini is a competence centre for the engineering and construction of long products plants and achieved sales of almost EUR 100 m in 2003 with a work force of 180. The order receipts in the new plant and modernisation sectors also led to satisfactory order intakes in the automation business segment. This represented a continuation of the dynamic developments in this area. Business in the Metallurgical Services area continues to grow and therefore presents a satisfactory picture.

*Power*Generation

MARKET DEVELOPMENT

The steady increase in electricity demand and the global rise in the cost of the primary energy sources, oil, gas and coal, have led to a general rise in electricity prices. This situation is encouraging utilities to invest in plant technology as well as in automation and services. In the hydro power sector, investment continued in both power plant updates and new equipment. Special pumped storage power plants for the securing of network stability and coverage of demand peaks also grew in significance. On the basis of this trend towards investment in pumped storage, the European market gathered momentum. By contrast, there was no tangible upturn in South America, particularly with regard to Brazil.

The Asian market continues to be growth-oriented, mainly due to demand driven expansion in China. In the gas fired, combined cycle power plant sector, new order allocations in the important European market were slow in arriving and subject to increasing pressure on margins.

BUSINESS DEVELOPMENT

Key figures:

Power Generation (EUR m)	HY 1/2003	HY 1/2004	Q2/2003	Q2/2004	Total 2003
Order intake	592	359	342	134	1,049
Order backlog[1]	1,587	1,476	1,587	1,476	1,562
Sales	400	453	212	223	919
EBITA	25.0	27.2	14.6	13.7	63.8
EBIT	22.2	24.4	13.2	12.4	58.1
Employees[1]	3,114	3,047	3,114	3,047	3,013

[1] Closing date

RESULT AT A HIGH LEVEL

Following the disproportionately large order intake of the preceding year, which was influenced by a number of major contracts, order intake in the first half of 2004 was down at EUR 359 m. The regional distribution of orders continued to show Europe as the dominant market region with 69%, followed by North America with 18%. Order backlog fell to EUR 1,476 m (minus 7%) and use of capacity amounted to 1.6 years (order backlog to annual sales). In a half-year comparison, sales improved by 13% to EUR 453 m, which led to an increase in the operating result (EBIT) of 10% to EUR 24.4 m. At 3,047, work force numbers remained virtually unchanged over the end of 2003.

One important order in the first half of 2004 was the Tsankov Kamak hydro power project in Bulgaria. This contract represents an important contribution to the Austrian climate protection strategy, as it is the country's first project based on the Kyoto protocol mechanisms. It generates CO_2 reduction potential of around 200,000 t/y, which was purchased by Austria and can therefore be taken into account in Austria's CO_2 reduction target. The social and environmental aspects of this project were instrumental in its receipt of the TRIGOS award from Corporate Social Responsibility Austria (CSR Austria).

A further example of the promotion of hydro power as a renewable energy source is the Nussdorf small-scale power station near Vienna. Here, the previously unused water volumes in the Donaukanal are to be exploited for the generation of electrical power in an economic and ecologically intelligent manner with the help of Hydromatrix technology. Field testing of another global technological advance, the Straflo Matrix™, was successfully initiated with the opening of Austria's most modern small-scale hydro power plant at Agonitz (Upper Austria). As a result of the new compact design of the turbine/generator unit, the Straflo-Matrix™ is especially suitable for retrofitting in existing structures such as irrigation dams and weirs. Consequently it opens up opportunities around the world for the economic exploitation of previously untapped hydro power potential. Other projects of importance in the first half-year included numerous turbo generators for General Electric, bulb turbines for a Chinese customer, Dongfang, and various turbine refurbishing contracts in the USA and Europe. The order intake situation in the compact hydro and hydro service areas developed satisfactorily. Orders for gas combined-cycle power plants were sluggish in Europe during the first half of 2004.

Transmission and Distribution

MARKET DEVELOPMENT

Investment in products and services in the high-voltage transmission and distribution area was satisfactory, although the export possibilities outside Europe continued to be affected by the strong euro.

The main European market can be regarded as stable. Following EU enlargement, increased investment is not only evident in the new member states, but also throughout the entire CEE region. As in many capital goods branches, the growth in the booming Chinese economy is also the driving force behind lively investment activity in Asia. By contrast, business development in the USA, a leading export market for European and Canadian transformers, was subdued. Overcapacity in the transformer production sector remains a major problem, particularly in Europe.

BUSINESS DEVELOPMENT

Key figures: (EUR m)

Transmission and Distribution	HY 1/2003	HY 1/2004	Q2/2003	Q2/2004	Total 2003
Order intake	612	685	249	316	1,186
Order backlog[1]	953	1,002	953	1,002	866
Sales	544	512	287	269	1,206
EBITA	6.7	6.3	3.7	0.3	35.0
EBIT	2.0	–5.0	1.4	–0.9	15.8
Employees[1]	6,551	5,639	6,551	5,639	6,249

[1] Closing date

RESULT IMPROVEMENT AND RESTRUCTURING PROGRAMME IN REALISATION

As a result of a solid new-order situation during the second quarter of 2004, first half-year order intake was raised by 12% to EUR 685 m. In terms of order intake, Europe was the strongest region with a 44% market share, followed by Near/Middle East, Africa with 29%. Order backlog on June 30, 2004, amounted to EUR 1,002 m, which represented an increase of 16% over the end of 2003. At EUR 512 m, sales in the first six months of 2004 were 6% down on the preceding year. This was due to a weaker order situation in the preceding period and the deconsolidation of various companies. A majority holding in the Egic and Coelme companies, two disconnecting switch producers located in Italy and France, was sold to the US company, Southern States LLC, which is one of the leading suppliers of these products in North America (deconsolidation as at January 1, 2004; annual sales: approx. EUR 30 m). In addition, the ASTA company, an Austrian-based producer of copper products for the electrical industry, was sold to the Malaysian company, Metrod Berhad (initial deconsolidation as per March 31, 2004; sales in 2003: around EUR 60 m with a work force of 244). The New Zealand subsidiary Reyrolle Pacific was also divested.

Earnings before interest, tax and amortisation (EBITA) failed to improve due to the underuse of capacity in the second quarter of 2004 at three transformer manufacturing locations. At EUR 6.3 m, the figure for the first half-year was slightly below that of the comparable period of 2003. Apart from expenses for restructuring measures, the result also includes a book profit from divestments. As a result of extraordinary goodwill amortisation of EUR 8.7 m, the operating result (EBIT) totalled minus EUR 5.0 m. Work force numbers fell from 6,249 at the end of 2003 to 5,639. This reduction can be traced to the aforementioned divestments and restructuring measures. Apart from the previously mentioned focusing of the portfolio, the ongoing earnings improvement and restructuring programme envisages the introduction of new technologies and capacity reductions. The "T&D 2004+" programme is targeted on cost reductions and increased efficiency in the business areas of switchgear and transformers, as well as over 20 locations. During 2004, sustained cost reductions and a cut in the work force of around 800 are to be achieved by divestments and capacity adjustments. However, the underutilisation of capacity and results situation in parts of the transformer business segment remains critical. Therefore, to achieve the rapid implementation of the measures planned, the Managing Board will draw up an additional restructuring programme with the Supervisory Board during the second half of 2004. This will contain a drastic reduction in transformer capacity involving costs of EUR 65-70 m, of which around 50% will be cash effective. The Division will then be able to achieve a clearly positive operating result by 2005. With effect from June 30, 2004, VA TECH T&D took over the remaining 40% of the high-voltage switchgear joint venture with Schneider Electric. In 2003, the joint venture achieved sales of EUR 620 m with a work force of 2,600.

*Infra*structure

MARKET DEVELOPMENT

The infrastructure services market continued to develop in a satisfactory manner. The improved economic conditions in Western Europe and the positive trend in the new EU member countries ensured stable development. In the industrial segment in particular, there was a tangible increase in business activity. Order allocations in the building infrastructure/facility management sector remained stable, while as expected, the propensity to invest in the utility and public authority segment rose markedly in the second quarter.
Drive technology also developed in a highly satisfactory manner due to the renaissance in local rail transportation systems. The information technology market picked up due to the more optimistic economic situation in the CEE states. In the Water Systems area, the upward trend in the defined target markets continued during the second quarter of 2004. While the market in Western Europe is still depressed, the demand at municipal level in China and the North African states of Algeria and Morocco developed in a positive manner. Growth in India continued unabated.

BUSINESS DEVELOPMENT

Key figures: (EUR m)

Infrastructure (excl. Water Systems)	HY 1/2003	HY 1/2004	Q2/2003	Q2/2004	Total 2003
Order intake	400	464	223	234	808
Order backlog[1]	582	616	582	616	570
Sales	306	400	169	223	722
EBITA	8.4	13.6	4.7	7.7	33.9
EBIT	7.0	12.1	4.0	6.8	29.3
Employees[1]	3,639	4,094	3,639	4,094	3,795

[1] Closing date

IMPROVED BUSINESS VOLUMES AND RESULTS

In the first half of 2004, order intake in the Infrastructure Division rose by 16% to EUR 464 m, while order backlog now stands at a record EUR 616 m. New orders derived largely from Austria (53%), Germany (19%) and the Czech Republic (6%). Sales were significantly higher in both the second quarter and the first half-year, surpassing the comparable figure for 2003 by 31% and rising to EUR 400 m. As a consequence, the operating result (EBIT) was also 73% up at EUR 12.1 m. The rise in work force numbers to 4,094 (299 more than at the end of 2003) can be traced to the improvement in business volume and the initial consolidation of VA TECH ELIN EBG Bratislava/Slovakia (approx. 130 employees).

The success of the strategic orientation as a technical general contractor was demonstrated by major orders from Germany and Bulgaria. In Germany, the Eastgate Berlin Shopping Centre is to be built and in Bulgaria, the S-Center Sofia. Other important contracts obtained during the first half-year included the electrotechnical building and the heating/air conditioning/sanitation systems for the Obernberg health centre in Austria and the Philips location in Hamburg.

Order successes were obtained in the tram sector in Seville/Spain and Phoenix and Seattle/USA. A general order was signed by the Vienna Public Transport Authority (Wiener Linien) for the supply of another 150 ULF (Ultra Low Floor) trams worth over EUR 100 m. Around EUR 17 m from the initial delivery have been booked as an order intake so far.

The ai informatics company achieved a significant success in the German market with the receipt of an order for IT outsourcing from Maxdata.



REDIMENSIONING OF WATER SYSTEMS

VA TECH Water Systems (VA TECH WABAG) will no longer be reported on as a division, but will be included in the Infrastructure Division. Nonetheless, separate reporting will be retained. Due to the initiation of redimensioning, Water Systems order intake during the first half of 2004 was slightly lower than the comparable figure for 2003 at EUR 108 m, although order backlog was 16% higher at EUR 342 m.

In terms of order intake, Europe was the strongest region during the first six months of 2004 with a 47% market share followed by Asia with 41%. The largest single orders received by Water Systems in the first half-year involved the Rötgen/Germany wastewater treatment plant, a demineralisation plant for the Panipat Refinery/India and a water treatment plant for Turkey.

BUSINESS DEVELOPMENT

Key figures:

Water Systems (EUR m)	HY 1/2003	HY 1/2004	Q2/2003	Q2/2004	Total 2003
Order intake	114	108	49	59	251
Order backlog[1]	294	342	294	342	320
Sales	88	89	42	54	205
EBITA	–17.7	–16.5	–11.2	–6.8	–30.4
EBIT	–23.7	–16.5	–16.0	–6.8	–42.4
Employees[1]	745	654	745	654	694

[1] Closing date

At EUR 89 m, sales were at the level of the preceding year, while the operating result (EBIT) stood at minus EUR 16.5 m due to reorganisation measures, restructuring expenses and costs incurred in the course of an agreed arbitration case dating from 2001. As at June 30, 2004, Water Systems employed a work force of 654 and will be further redimensioned in the coming months.

In future, Water Systems business will be concentrated at two locations for maximum market support. Additional operative units in India (currently 248 employees) and Western Europe will be divested, as exemplified by the sale of activities in Germany and France in August 2004 (5 locations, sales of EUR 70 m, 157 employees).

The strategic orientation involves a concentration on key markets, in order to facilitate an efficient and targeted response to future market developments in the water technology sector. The key markets in question are Austria, Switzerland, the new EU member countries, the Near and Middle East, North Africa and China. Some technologies will no longer be the object of in-house development, but should be accessed through appropriate partnerships. Central functions are being reduced as planned and reorganised within the Infrastructure Division. By 2005, the business volume will amount to EUR 120-130 m and the work force to around 150.

This Report also contains statements and forecasts relating to future economic and Group developments. All such forecasts represent estimates made on the basis of the information available and therefore may deviate from the actual future developments.

Current shareholder information and interactive on-line reports are available on the internet at www.vatech.at bzw. www.vatech.at/download.

CONSOLIDATED PROFIT AND LOSS STATEMENT (TEUR)

	1.1.-30.6.2004	1.1.-30.6.2003	Q2/2004	Q2/2003
Sales[1]	**1,940,373**	**1,723,891**	**1,026,157**	**921,495**
Costs of goods sold	**–1,639,241**	**–1,436,698**	**–866,068**	**–770,940**
Gross profit	**301,131**	**287,193**	**160,089**	**150,556**
Other operating income	44,674	38,562	8,776	11,769
Marketing and sales expenses	–115,346	–115,321	–58,779	–59,043
Administration expenses	–111,542	–115,684	–54,812	–59,236
Other operating expenses	–54,652	–51,925	–20,974	–26,879
Result from operating activities before goodwill amortisation (EBITA)	**64,265**	**42,825**	**34,301**	**17,168**
Amortisation of goodwill	–20,821	–19,706	–6,245	–11,628
Result from operating activities (EBIT)	**43,445**	**23,118**	**28,056**	**5,539**
Interest result[2]	–63,585	–53,252	–32,985	–26,734
Investment result	711	2,739	–1,451	2,544
Other financial result	–325	2,035	–2,265	962
Financial result	**–63,199**	**–48,478**	**–36,701**	**–23,227**
Earnings before taxes (EBT)	**–19,754**	**–25,359**	**–8,645**	**–17,688**
Taxes	–5,621	–4,472	–2,237	–790
Minority interests	6,771	6,424	–126	2,455
Profit/loss for the period	**–18,604**	**–23,408**	**–11,009**	**–16,023**
[1] thereof net interest from advance payments received/paid	53,376	45,625	28,353	21,942
[2] Interest result excluding the reallocation of net interest	–10,209	–7,627	–4,632	–4,792
Weighted average shares outstanding - basic	14,758,410	14,750,000	14,752,356	14,750,000
Weighted average shares outstanding - diluted	14,819,518	14,750,000	14,890,672	14,750,000
Earnings per share - basic	–1.3	–1.6	–0.7	–1.1
Earnings per share - diluted	–1.3	–1.6	–0.7	–1.1

Shares outstanding as at June 30, 2004: 15,319,040

CONSOLIDATED CASH FLOW STATEMENT (TEUR)

		1.1.-30.6.2004	1.1.-30.6.2003
	Cash Earnings	12,539	22,494
+/–	Change in working capital	–112,144	–96,757
=	Cash flow from operating activities	–99,604	–74,263
+/–	Cash flow from investing activities	16,225	46,963
=	**Free Cash Flow**	**–83,379**	**–27,299**
+/–	Cash flow from financing activities	–49,718	–10,585
=	Net increase/decrease in liquid funds	–133,097	–37,884

EQUITY STATEMENT (TEUR)

	1.1.-30.6.2004	1.1.-30.6.2003
Balance as at Jan. 1	**450,308**	**461,614**
Shares held in treasury	364	0
Issuance of shares from conditional capital (stock option plan)	8,042	0
Market valuation of hedging transactions	–1,140	0
Differences from currency conversion	2,343	–3,831
Other changes	712	1,224
Changes in equity not recognised in the Profit and Loss Statement	**10,320**	**–2,607**
Profit/loss for the period	–18,604	–23,408
Balance as at June 30	**442,024**	**435,599**

CONSOLIDATED BALANCE SHEET - ASSETS (TEUR)

	June 30, 2004	Dec. 31, 2003
Tangible assets	372,533	392,742
Intangible assets	20,317	22,968
Goodwill	340,285	341,144
Financial assets	96,237	89,969
Advance payments made (net)	4,317	3,963
Trade accounts receivable	72,739	119,191
Other interest bearing assets	39,135	39,931
Other non-interest bearing assets	15,639	17,265
Deferred taxes	66,100	70,047
Non-current assets	**1,027,301**	**1,097,220**
Inventories	249,293	228,002
Advance payments made (net)	98,929	70,928
Trade accounts receivable	1,098,921	1,099,532
Other interest bearing assets	27,732	18,406
Other non-interest bearing assets	296,944	324,710
Cash and cash equivalents	611,064	743,826
Current assets	**2,382,883**	**2,485,403**
Assets	**3,410,184**	**3,582,624**

CONSOLIDATED BALANCE SHEET - EQUITY AND LIABILITIES (TEUR)

	June 30, 2004	Dec. 31, 2003
Share capital	111,369	109,050
Capital reserves	279,303	270,816
Retained earnings	51,351	70,442
Equity	**442,024**	**450,308**
Minority interests	6,715	26,732
Equity incl. minority interests	**448,738**	**477,040**
Liabilities to banks	308,243	337,885
Trade accounts payable	7,337	1,791
Provisions for pensions, severence payments and long-service bonuses	294,946	292,484
Deferred taxes	24,222	26,759
Advance payments received	90,240	89,648
Other interest bearing liabilities	28,919	31,042
Other non-interest bearing liabilities	22,608	19,356
Non-current liabilities	**776,515**	**798,964**
Liabilities to banks	127,323	134,213
Trade accounts payable	741,530	806,082
Advance payments received	443,661	359,025
Other provisions	359,009	400,120
Other interest bearing liabilities	71,538	81,968
Other non-interest bearing liabilities	441,868	525,212
Current liabilities	**2,184,930**	**2,306,619**
Equity and liabilities	**3,410,184**	**3,582,624**

These interim consolidated financial statements were drawn up in accordance with the International Accounting Standard (IAS) 34, "Interim Financial Reporting". With regard to the accounting and valuation principles used, reference should be made to the VA Technologie AG consolidated financial statements as at December 31, 2003.

The quarterly financial statement as at June 30, 2004, was approved by the Managing Board on August 20, 2004.



Our Vision

sustainable solutions for a better life.

Communications and Investor Relations
A-4031 Linz, Turmstrasse 44, BG 45
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
E-Mail: contact@vatech.at

Press Relations
A-1140 Vienna, Penzingerstrasse 76
Tel.: (+43/1) 89118-3400
Fax: (+43/1) 89118-4103

VA Technologie AG

VATECH



QUARTERLY*report*

as at September 30, 2004

Key figures (EUR m)	Q1-3/2003	Q1-3/2004	Change %	Q3/2003	Q3/2004	Total 2003
Order intake	3,099	3,574	+15%	888	1,111	4,336
Order intake[2)]	4,228	4,867	+15%	4,228	4,867	4,314
Sales	2,676	2,847	+6%	998	960	3,828
EBITA excluding one-off effects	13.1	28.7	+119%	23.6	17.5	62
One-off effects[1)]	+3.5	−50.5		−4.2	−50.2	−5
EBIT	−13.5	−50.1	-271%	9.0	−40.2	5
Financial result	−11.7	−13.6	−16%	−8.8	−3.7	−24
EBT	−25.2	−63.7	−153%	0.2	−43.9	−19
Profit /loss for the period	−22.2	−59.2	−167%	1.2	−40.6	−15
Employees[2)]	17,746	16,779	−5%	17,746	16,779	17,478

1) Resizing expenses and book gains/losses derived from the sale of assets and investments
2) Closing date

sustainable solutions. for a better life.

www.vatech.at

Introduction
of the Managing Board

Dear Shareholder,

As 2004 has progressed, VA TECH's markets have developed in an increasingly satisfactory manner. Bolstered by the enormous Chinese steel demand, the iron and steel industry in particular is booming, a fact mirrored by high investment in metallurgical plant building. There was also increased readiness to invest in the energy technology sector, with regional differences. There are tangible impulses for the capital goods industry as well as for the building technology and the municipal sectors derived from European Union expansion, which are also of major importance for the Infrastructure Division. Europe is the Group's most important market with a 56% share of order intake, including central and eastern Europe with 8% and the CIS with 6%. Asia's 18% share of order intake reflects the Group's increased focus on growth regions.

In combination with a lean cost structure, these general conditions have facilitated the extremely positive development in the Group's order position. Order intake went up by 15% to EUR 3.6 bn, order backlog by 15% to EUR 4.9 bn. The first nine months of the year also witnessed an increase in sales of 6% to EUR 2.8 bn.

The Group operating result (EBITA), including one-off effects (resizing expenses and book gains/losses derived from the sale of assets and investments to the amount of minus EUR 50.5 m) amounted to minus EUR 21.8 m in the first nine months of 2004 (EUR 16.6 m in the same period of 2003). If these one-off effects are excluded, EBITA amounted to EUR 28.7 m, which was more than double the figure for the same period of the preceding year.

Group EBITA in the first nine months contained contributions from the Metallurgy (EUR 22.7 m), Power Generation (EUR 18.0 m) and Infrastructure (EUR 10.3 m) Divisions. Far-reaching measures were taken in the Transmission and Distribution Division, in order to address the negative situation in the transformer segment. The closure of the Edinburgh plant was agreed during this September. This resulted in EBITA of minus EUR 33.6 m in this division. Targeted Water Systems resizing was implemented as planned during the current year. Some locations have already been sold off. The result in the period under review amounted to minus EUR 43 m.

Largely as a consequence of the increase in one-off effects relating to resizing and goodwill amortisation, the loss in the first nine months amounted to EUR 59.2 m. Group liquidity was further improved to EUR 168 m.

In September, VICTORY Industriebeteiligung AG increased its holding in VA TECH to 15.26%, thus making it the largest Group stockholder.

The basic improvement in the investment climate in the capital goods industry is expected to continue for the remainder of the current year. Positive impetus is anticipated from both the metallurgical and energy sectors, as well as from industry.

The main operative target is the completion of reorganisation within the Group and the exploitation of the opportunities offered by the international growth regions. Water Systems resizing will be concluded by the end of 2004, parallel to the correction of the negative situation in the transformer segment.

A sum of EUR 65-70 m, of which around 50% is cash effective, has been allotted for the adjustments in capacity needed in the course of resizing at the transformer production plants.

The published result forecasts for 2004 and 2005 remain unchanged. Further information will be provided in due time.

During the current year, the VA TECH Managing Board has undergone changes and has now attained its definitive constellation. Klaus Sernetz took over the chairmanship on July 1 and Gerhard Falch was appointed as his deputy, while still retaining his responsibilities for the Metallurgy Division. The third member of the Board is Christian Habegger, who is now in charge of both the Power Generation and Transmission and Distribution Divisions. Hanno M. Bästlein was appointed as CFO on October 1, Jürgen Wild will become head of the Infrastructure Division on November 2.

At an Extraordinary Shareholders' Meeting held on September 21, 2004, a proposal by the Managing Board for a capital increase was approved with a majority of 95% of the voting rights exercised at the meeting. The VA TECH Managing Board has thus been empowered to increase Group share capital through the issue of up to 3,829,760 shares (max. 25% of share capital).

Following the strategic focussing of the portfolio in recent years, which has resulted in top competitive positions in our core businesses, the aim of the Managing Board is to lead the Group into a sustainably profitable future.

Linz, October 2004



KLAUS SERNETZ
Chairman of the Board



GERHARD FALCH
Deputy- Chairman of the Board



DR. HANNO M. BÄSTLEIN
Chief Financial Officer



CHRISTIAN HABEGGER
Member of the Board

Business development
January – September 2004

HIGHLIGHTS

- Excellent market situation brings record order intake of over EUR 3.5 bn (+15%) and a record order backlog of EUR 4.9 bn.
- 6% rise in sales.
- Operating result (EBITA) excluding one-off effects more than doubled.
- Group net liquidity remains at a high level.
- Group Divisions:
  Metallurgy: Record order intake and backlog, significant result improvement.
  Power Generation: stable business development.
  Transmission and Distribution: increasing order intake, resizing of transformer production proceeding as planned, improvement of result in switchgear business segment.
  Infrastructure: increase in business volume
  Water systems: resizing in 2004 on schedule.
- The published result forecasts for 2004 and 2005 remain unchanged. Further information will be provided in due time.

CHANGES IN THE SCOPE OF CONSOLIDATION

The main changes in the scope of consolidation during the first nine months of 2004 related to the ASTA Elektrodraht company (deconsolidation as per March 31, 2004), the Egic and Coelme companies (deconsolidation as per January 1, 2004) and Reyrolle Pacific, which all belonged to the Transmission and Distribution Division. With effect from June 30, 2004, the joint venture for high-voltage switchgear, which was previously managed with a 60% holding (fully consolidated upon foundation in 2001), was purchased in its entirety from Schneider. VAI Pomini, the Metallurgy Division's long products competence centre, which up to now has been managed with a 51% holding, was also taken over completely.
VA TECH Water Systems (VA TECH WABAG) will no longer be reported on as a separate division, but will be included in the Infrastructure Division. Nonetheless, separate reporting will be retained. Divestment and deconsolidation of operative units in Germany and France took effect as per June 30, 2004.

Changes to the reporting structure

In order to achieve a simpler and clearer presentation of Group results in the profit and loss statement, notional interest from the balancing of advance payments made and received have no longer been allocated to sales. Consequently, results in the operating area (EBIT and EBITA) are lower, while the financial result is up by a corresponding amount.
Earnings before taxes (EBT) and the profit/loss for the period are unaffected by this alteration.

ORDER INTAKE

Order intake up by 15%

During the first nine months of 2004, order intake in th VA TECH Group rose by 15% to EUR 3,574 m. This positiv development was due largely to the exceptionally positiv market situation in the iron and steel industry. The larges increases in new orders came from Metallurgy (+73%) an Infrastructure (+12%).

In regional terms, orders from Europe predominated wit 56% (first nine months 2003: 65%) of which CEE state provided 8% (2003: 7%) and the CIS 6% (2003: 4%). Asi followed with 18% (2003: 14%) of which China furnishe 11% (2003: 6%) and the Near/Middle East, Africa came ne with 11% (2003: 12%). In comparison with the precedin year, both North America with 9% (2003: 7%) and Sou America with 6% (2003: 2%) showed an increased prope sity to invest. These developments reflect the Group's cle focus on growth markets.



Accumulated order intake 2002-2004 (EUR m)
Quarter 1
Quarters 1-2
Quarters 1-3
Quarters 1-4
1045
2211
2938
4125
1057
2211
3099
4336
1295
2463
3574
2002
2003
2004


3%
19%
38%
26%
16%

- Metallurgy
- Power Generation
- Transmission and Distribution
- Infrastructure
- Water Systems
- Group services and consolidations –2%


11%
42%
18%
6%
9%
6%
8%

- Western Europe
- Central/Eastern Europe
- CIS
- North America
- South America
- Asia/Pacific
- Near/Middle East, Africa

Order backlog by division Q3/2004


5%
12%
34%
20%
31%

- Metallurgy
- Power Generation
- Transmission and Distribution
- Infrastructure
- Water Systems
- Group services and consolidations –2%

Order backlog of approx. EUR 4.9 bn

Order backlog as at September 30, 2004, stood at the record level of EUR 4,867 m, which was 15% up on the figure for September 30, 2003.

As a result of the increase in order volume, the customer advance payments received, which are standard in the plant building sector, also rose. At EUR 3,740 m, gross advance and partial payments received were 19% up on the figure for 2003.

VA TECH sales in the first nine months of 2004 were raised by 6% to EUR 2,847 m. Here, too, Metallurgy (+23%) and Infrastructure (+25%) showed the strongest growth rates. Power Generation sales were constant (+1%). The Transmission and Distribution figure was down (minus 8%) due to the sale of operative units and Water Systems sales were lower (minus 16%).


Accumulated sales 2002-2004
(EUR m)
840
1742
2606
3773
779
1678
2676
3828
889
1887
2847
2002
2003
2004
Quarter 1
Quarters 1-2
Quarters 1-3
Quarters 1-4

SALES AND EARNINGS SITUATION[1]

(EUR m)	Q1-3/2003	Q1-3/2004	Change Q1-3/03 – Q1-3/04	Q3/2003	Q3/2004
Sales	2,676	2,847	+6%	998	960
Gross profit	387	370	–4%	145	122
EBITA excluding one-off effects	13.1	28.7	+119%	23.6	17.5
One-off effects[2]	3.5	–50.5	–	–4.2	–50.2
EBIT	–13.5	–50.1	–271%	9.0	–40.2
Financial result	–11.7	–13.6	–16%	–8.8	–3.7
EBT	–25.2	–63.7	–153%	0.2	–43.9
Profit/loss for the period	–22.2	–59.2	–167%	1.2	–40.6

[1] The interest derived from the balancing of advance payments made and received was excluded from the key figures for 2003. Consequently, on the basis of the first nine months of 2003, sales, the gross profit, EBITA and EBIT were EUR 70.6 m lower and the financial result improved by a corresponding amount. In terms of the third quarter 2003, this adjustment amounted to EUR 25 m, and on the basis of the complete 2003 year, to EUR 96 m.

[2] Resizing expenses and book gains/losses on the sale of assets and investments.

Sales by divisions
Q3/2004


4%
22%
28%
27%
22%
Metallurgy
Power Generation
Transmission
and Distribution
Infrastructure
Water Systems
Group services and
consolidation –3%

Sales by region
Q3/2004


9%
15%
2%
9%
65%
Europe
North America
South America
Asia/Pacific
Near/Middle East,
Africa


EBITA 2002–2004 (EUR m)
–5
–11
0
30
2
–3
17
57
5
11
–22
EBIT 2002–2004 (EUR m)
–12
–27
–25
–15
–6
–23
–14
5
–10
–10
–50
Quarter 1
Quarters 1-2
Quarters 1-3
Quarters 1-4
2002
2003
2004
2002
2003
2004

The Group operating result (EBITA), including one-off effects (resizing expenses and book gains/losses derived from the sale of assets and investments to the amount of minus EUR 50.5 m) amounted to minus EUR 21.8 m in the first nine months of 2004 (EUR 16.6 m in the same period of 2003). If these one-off effects are excluded, EBITA amounted to EUR 28.7 m, which was more than double the figure for the same period of the preceding year.

Group EBITA in the first nine months of the year consisted of the combined operating results of Metallurgy with EUR 22.7 m, Power Generation with EUR 18.0 m, Transmission and Distribution with minus EUR 33.6 m, Infrastructure with EUR 10.3 m and Water Systems with minus EUR 43.0 m. Group services and consolidation contributed EUR 3.8 m. The latter area contains expenses for Group management and service company results, movements in Group provisions, as well as intra-Group result consolidation.

The VA TECH Group's financial result for the first nine months of the year shifted from minus EUR 11.7 m to minus EUR 13.6 m.

Earnings before taxes (EBT) stood at minus EUR 63.7 m in the first three quarters of 2004 following minus EUR 25.2 m in the same period of the preceding year.

Following the deduction of taxes and minority interests, the result for the period amounted to minus EUR 59.2 m in 2004 following minus EUR 22.2 m in the first nine months of 2003.

ASSET AND FINANCIAL SITUATION

As compared to December 31, 2003, the balance sheet total on September 30, 2004 fell by EUR 204 m to EUR 3,378 m. Assets consisted of 30% non-current assets and 70% current assets. Shareholders' equity including minority interests amounted to EUR 402 m, which corresponded with an equity ratio of 11.9%.

Active payment management for the securing of sufficient liquidity is a high Group priority. VA TECH gross liquidity, the sum of liquid assets (cash and cash equivalents, interest-bearing receivables), fell to EUR 680 m. Interest-bearing liabilities (mostly liabilities to banks) were reduced to EUR 512 m. Accordingly, net liquidity on September 30, 2004, amounted to EUR 168 m. This represented a slight increase over the half-year value of EUR 163 m. With gearing of minus 42%, the Group is debt-free.





CASH FLOW UND INVESTMENTS

Cash earnings in the first nine months of 2004 amounted to EUR 23 m (Q 1-3, 2003: EUR 44 m). If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 60 m (Q 1-3, 2003: minus EUR 34 m). The working capital increased mainly due to the realisation of the higher order intake.

The cash flow from investing activities amounted to minus EUR 18 m (Q1-3, 2003: EUR 29 m). This figure includes investments in tangible and intangible fixed assets (EUR 37 m; 2003: EUR 41 m) and earnings from the divestment of Group companies. Investments in shareholdings in the first three quarters of 2004 amounted to EUR 24 m, following EUR 19 m in the same period of 2003.

Group free cash flow of minus EUR 78 m resulted (Q1-3, 2003: minus EUR 5 m).

HUMAN RESOURCES

As compared with the end of 2003, the Group work force was 699 smaller at 16,779. This reduction was largely the result of the sale of the ASTA Elektrodraht, Egic, Coelme and Reyrolle Pacific companies, WABAG in Germany and France as well as personnel cuts in the Transmission and Distribution Division.

OUTLOOK

The basic improvement in the climate of investment within the capital goods industry is expected to continue for the remainder of the current year. Positive impetus is anticipated from the metallurgical and energy sectors, as well as from industry.

The main operative target is the completion of reorganisation within the Group and the exploitation of the opportunities offered by the international growth regions. Water Systems resizing will be concluded by the end of 2004, parallel to the correction of the negative situation in the transformer segment.

A sum of EUR 65-70 m, of which around 50% is cash effective, has been allotted for the adjustments in capacity needed at the transformer production plants.

The published result forecasts for 2004 and 2005 remain unchanged. Further information will be provided in due course.

Metallurgy

MARKET DEVELOPMENT

763 m tonnes of crude steel were produced in the first three quarters of 2004, which was 8.7% more than in the same period of the preceding year. China continued to be the driving force behind the global steel industry with a 21.6% increase in production to 194 m tonnes. Steel exports to China and the revival in global steel business led to growth of 4.9% in the world's other regions.

Raw material prices remained at a high level. This led to further increases in steel prices, which in the meantime have roughly doubled over the previous year.

Despite certain restrictive measures, investment activity in China continued to be lively. Strong demand and the positive order situation in the global steel industry have prompted orders for new capacity, which derived primarily from the CIS, Brazil and the Arab world. Access to raw materials and energy is of major significance in this connection and this also resulted in co-operations and joint ventures between steel producers and raw material suppliers.

BUSINESS DEVELOPMENT

Key figures:

Metallurgy[1] (EUR m)	Q1-3/2003	Q1-3/2004	Q3/2003	Q3/2004	2003
Order intake	781	1,348	229	441	1,152
Order backlog[2]	1,029	1,667	1,029	1,667	1,123
Sales	655	803	252	292	938
EBITA	11.5	22.7	4.7	9.7	26
EBIT	3.8	13.5	1.8	5.6	16
Employees[2]	3,472	3,405	3,472	3,405	3,430

[1] Sales and EBIT/EBITA excluding interest from the offsetting of advance payments received/made. (EUR 29.2 m in Q1-Q3/2003, EUR 10.2 m in Q3/2003, EUR 38 m in 2003).

[2] Closing date.

RECORD ORDER INTAKE AND BACKLOG

The positive business situation within the iron and steel industry was reflected by record order intake, which was raised by 73% and at EUR 1,348 m, already clearly exceeded the figure for the whole of 2003. In regional terms, 38% of orders in the first nine months of 2004 came from Europe (including 13% CIS) and 32% from Asia (including 24% China).

As a result of this exceptional order intake, order backlog also rose to a record level of EUR 1,667 m. This represents a 62% improvement over the first nine months of 2003.

In comparison to the first nine months of 2003, sales were increased to EUR 803 m (plus 23%).

The operating result (EBITA) amounted to EUR 22.7 m in 2004 as compared to EUR 11.5 m in the preceding year. If the income of EUR 11 m in 2003 from a sale and lease back transaction is excluded, a clear operative improvement was achieved.

Despite the increased use of capacity derived from ongoing orders, work force numbers fell by 2% to 3,405. Leasing personnel covers peak requirements.

Order intake from China in the first nine months continued to rise strongly, increasing to EUR 323 m. This order volume included stainless steel plants for both LISCO and ZPSS, a continuous caster for Tianjin, two hot dip zinc galvanising plants for Benxi, a hot dip galvanising plant and strip pickling mill for Tangshan, an aluminium plant for Shenhou, as well as orders from more than ten other customers. The signing of a contract for a further stainless steel plant for Taiyuan Iron & Steel represented the capture of five out of the six orders allocated worldwide in this segment since 2003. New subsidiaries for equipment sourcing and assembly, as well as for automation services, will help to raise the level of local value added in China.




Among the most important orders received from outside China were a new blast furnace for CST in Brazil, steel plant updates for customers in the CIS and USS Kosice in Slovakia, continuous casters for customers in the CIS, Korea and Sweden, as well as a hot rolling mill for Hadeed in Saudi Arabia and two hot rolling mills for Erdemir in Turkey. For the POSCO steel group, the newly developed FINEX® process is to be installed on a large industrial scale for the first time. This technology is a further development of the COREX® process and through its direct use of fine ore offers a reduction in the number of process phases and thus cost advantages as compared to the conventional blast furnace route. In addition, with emissions that are 90% lower than those produced by the conventional blast furnace route, FINEX® is also characterised by outstanding environmental compatibility.

With effect from July 1, 2004, VAI Pomini, which was founded in March 2001 as a joint venture between VAI (51%) and Techint (49%), was purchased in its entirety. VAI Pomini is a competence centre for the engineering and construction of long products plants and achieved sales of almost EUR 100 m in 2003 with a work force of 180.

The order receipts in the new plant and modernisation sectors also led to a considerable increase in order intake in the automation business segment. Business in the Metallurgical Services area continues to grow and therefore presents a satisfactory picture. The strategic importance of both these areas is confirmed by a roughly 25% share of total order intake.

*Power*Generation

MARKET DEVELOPMENT

The steady increase in electricity demand and the growing need for investment in the replacement or modernisation of existing capacity led to a positive investment climate in the power generation sector. This not only applies to plants and components, but also automation and services.

In the hydro power sector, there was special and growing interest in pumped storage power plants for the securing of grid stability and coverage of demand peaks. On the basis of this trend towards investment in pumped storage, the European market gathered momentum, particularly in view of the fluctuating availability of wind power. Investment in North America focused mainly on modernisation, but at present, investment in South America remains low-key. The Asian market continues to be characterised by rising investment, which is driven by the growth in demand in China.
At present, decisions on investment in the gas fired, combined cycle power plant sector are subject to delay, as increases in electricity prices have not kept pace with those for natural gas and oil.

BUSINESS DEVELOPMENT

Key figures:

Power Generation [1] (EUR m)	Q1-3/2003	Q1-3/2004	Q3/2003	Q3/2004	2003
Order intake	743	569	151	210	1,049
Order backlog[2]	1,517	1,508	1,517	1,508	1,562
Sales	610	614	223	176	892
EBITA	22.0	18.0	9.6	6.0	37
EBIT	17.8	13.8	8.2	4.6	31
Employees[2]	3,056	3,047	3,056	3,047	3,013

[1] Sales and EBIT/EBITA excluding interest from the offsetting of advance payments received/made. (EUR 19.5 m in Q1-Q3/2003, EUR 6.9 m in Q3/2003, EUR 27 m in 2003).

[2] Closing date.

STABLE BUSINESS DEVELOPMENT

The large order intake of the first nine months of the preceding year, which was influenced by a number of major contracts for gas fired combined cycle power plants to the value of EUR 349 m, was not repeated during the current year. The somewhat more stable order successes in the hydro power sector exceeded budget targets. At EUR 1,508 m, order backlog continued to guarantee very high, long-term use of capacity.

The regional distribution of orders showed Europe as the dominant market region with 68%, followed by North America with 16%.

Sales in the first nine months of 2004 were also stable. At EUR 18.0 m, the operating result (EBITA) was below the comparable value of the preceding year, due to the business mix.

At 3,047 work force numbers remained virtually unchanged over the end of 2003.

The largest order received in the first nine months of the year was for the Kops II pumped storage power plant in Vorarlberg, Austria. With this new pumped storage plant, the customer, the Vorarlberg Illwerke, will optimise the Energie Baden Württemberg grid. The decision to install the new and highly versatile 450 MW hydro power plant was taken in order to create a safeguard against power failures and resultant, large-scale, grid fluctuations. Particular emphasis has been attached to environmental compatibility and therefore, apart from the switchgear and the access road, the entire power plant is to be located inside a mountain hillside, with the result that the impact on the natural habitat will be negligible.




The design of another important hydro power project (Tsankov Kamak in Bulgaria) also took into account an extensive range of social and environmental factors. This contract represents an important contribution to Austrian climate protection strategy, as it is the country's first project based on the Kyoto protocol mechanisms. It generates CO_2 reduction potential of around 200,000 t/y, which was purchased from Austria and can therefore be included in Austria's CO_2 reduction target (the project received the TRIGOS award from Corporate Social Responsibility Austria).

A third project of note was the large-scale "Teesta Low Dam Stage III" in India, which constitutes a significant non-European growth market.

Further examples of the promotion of hydro power as a renewable energy source are the Nussdorf small-scale power station near Vienna (Hydromatrix® technology) and the launch of the global innovation, Straflo-Matrix™, which was successfully initiated with the opening of Austria's very latest small-scale-hydro power plant at Agonitz (Upper Austria). As a result of the new compact design of the turbine/generator unit, the Straflo-Matrix™ is especially suitable for retrofitting in existing structures such as irrigation dams and weirs.

Other projects of importance in the first half-year included numerous turbo generators for General Electric, bulb turbines for the Chinese customer, Dongfang, and various turbine refurbishing contracts in the USA and Europe.

The order intake situation in the small plant (compact hydro) and hydro service areas developed satisfactorily.

Transmission and Distribution

MARKET DEVELOPMENT

Investment in products and services in the high-voltage transmission and distribution area was satisfactory, although there were different regional trends.

The main European market remained stable. Following EU enlargement, increased investment is not only evident in the new member states, but also throughout the entire CEE region. The European transformer market continued to be characterised by muted demand and overcapacity in the production sector. The constant increase in the need for electricity and the ambitious expansion plans for the Chinese power supply system resulted in a continuation of the strong demand for plants, components and services.

By contrast, business development in the USA was subdued. In combination with the unfavourable euro-dollar exchange rate, this had a negative effect on European exports as exemplified by the situation in the transformer segment.

BUSINESS DEVELOPMENT

KEY figures: (EUR m)

Transmission and Distribution[1]	Q1-3/2003	Q1-3/2004	Q3/2003	Q3/2004	2003
Order intake	860	946	248	261	1,186
Order backlog[2]	905	987	905	987	866
Sales	839	776	302	271	1,192
EBITA	1.7	–33.6	1.6	–33.2	21
EBIT	–5.3	–46.0	–0.8	–34.3	2
Employees[2]	6,462	5,586	6,462	5,586	6,249

[1] Sales and EBIT/EBITA excluding interest from the offsetting of advance payments received/made. (EUR 10.8 m in Q1-Q3/2003, EUR 4.3 m in Q3/2003, EUR 14 m in 2003).
[2] Closing date.

INCREASING ORDER INTAKE, TRANSFORMER PRODUCTION RESIZING, IMPROVED RESULT IN SWITCHGEAR SEGMENT

Order intake in the first nine months of the year was raised by 10%. Europe was the strongest region with a 50% market share, followed by Near/Middle East, Africa with 23%. The order backlog figure was also 9% up on that for the same period of the preceding year.
At EUR 776 m, sales in the first nine months of 2004 were 8% down on the preceding year. This was due almost entirely to the divestment of various companies, which did not belong to division core business.

The holdings in the Egic and Coelme companies (disconnecting switch producers located in Italy and France) were sold to the US company, Southern States LLC, which is one of the leading suppliers of these products in North America (deconsolidation as at January 1, 2004; annual sales: approx. EUR 30 m). In addition, the ASTA company, an Austrian-based producer of copper products for the electrical industry, was sold to the Malaysian company, Metrod Berhad (initial deconsolidation as per March 31, 2004; sales in 2003: around EUR 60 m with a work force of 244).

The operating result (EBITA) for the first nine months of the year amounted to minus EUR 33.6 m. This figure included minus EUR 26.6 m in expenses for resizing measures and a book profit from divestments.

The implementation of the planned resizing of transformer production capacity to match market needs is the most important target in the current year. In parts of the transformer business segment, the use of capacity and earnings situation remained unsatisfactory and therefore an additional resizing programme was prepared, which led to costs of EUR 65-70 m during 2004 (around 50% of which are cash effective).




A major step in this resizing process was the decision to close the transformer plant in Edinburgh at the end of September. This operation was confronted with a significant under use of capacity and therefore, a related, critical result situation. Despite the restructuring measures adopted, the generally tense situation in the European and North American transformer markets meant that a correction proved impossible. 225 employees are affected by this closure. The costs will amount to EUR 35 m.

The "T&D 2004+" programme had been already introduced during the first half-year and measures for cost cuts and increased efficiency were implemented at twenty locations, which also led to a reduction in work force numbers of around 800 due to divestments and capacity adjustments.

Consequently, work force numbers fell to 5,586 from the 6,462 employed at the end of the third quarter of 2003.

With effect from June 30, 2004, VA TECH T&D took over the remaining 40% of the high-voltage switchgear joint venture with Schneider Electric (sales in 2003 of EUR 620 m with a work force of 2,600). The result has been further improved. Resizing will be completed by the end of 2004.

*Infra*structure

MARKET DEVELOPMENT

The market for electromechanical systems engineering continued to develop in a generally satisfactory manner. The improved economic conditions in Western Europe and the positive impetus generated by the new EU member countries were mirrored by a favourable investment climate in the Austrian, German and neighbouring CEE markets, which are of relevance to VA TECH.
In the industrial segment in particular, a high level of order allocations was evident. Demand in the building infrastructure/ facility management sector remained stable, while as expected, readiness to invest rose markedly in the energy supplier and public authority segment. Drive technology also developed in a highly satisfactory manner in both the local rail transportation system and frequency inverter areas.
The IT solutions market showed a positive trend in the outsourcing sector, whereby consulting continued to decline.
In the Water Systems area, the upward trend in the defined target markets continued during the third quarter of 2004. While the market in Western Europe is still depressed, the demand at municipal level in China, Algeria and the new EU member states developed in a positive manner.

BUSINESS DEVELOPMENT

Key figures: (EUR m)

Infrastructure (excluding Water Systems)[1]	Q1-3/2003	Q1-3/2004	Q3/2003	Q3/2004	2003
Order intake	602	675	202	211	808
Order backlog[2]	591	596	591	596	570
Sales	492	613	189	219	714
EBITA	11.9	10.3	6.7	2.4	26
EBIT	9.6	8.0	5.7	1.6	22
Employees[2]	3,813	3,930	3,813	3,930	3,795

[1] Sales and EBIT/EBITA excluding interest from the offsetting of advance payments received/made. (EUR 5.2 m in Q1-Q3/2003, EUR 2.1 m in Q3/2003, EUR 8 m in 2003).

[2] Closing date.

INCREASE IN BUSINESS VOLUME

In the first nine months of 2004, order intake in the Infrastructure Division rose by 12% to EUR 675 m, while order backlog remained at a constantly high EUR 596 m. New orders derived largely from Austria (53%), Germany (18%) and the Czech Republic (6%).

Sales improved considerably in the first three quarters of the year, rising 25% to EUR 613 m. The operating result (EBITA) was somewhat down on the comparable figure of the preceding year at EUR 10.3 m, as a consequence of a negative contribution by the IT sector in the course of this year.

The rise in work force numbers to 3,930 can be traced largely to the initial consolidation of VA TECH ELIN EBG Bratislava/Slovakia (approx. 130 employees).

The largest order of the first nine months of the year was received from HYPO Alpe Adria within the framework of the utilities systems (complete electrical, heating, air conditioning, ventilation and sanitation installations) for a new business complex in Zagreb/Croatia. This project underlines the increasing focus on investment in CEE states.

In addition, the success of the strategic orientation as a technical general contractor was demonstrated by major orders from Germany and Bulgaria. The Eastgate Berlin Shopping Centre and the Philips location in Hamburg will be built in Germany and the S-Center Sofia in Bulgaria.




Order successes were registered in the tram sector in Seville/Spain and Phoenix and Seattle/USA. A general order was signed by the Vienna Public Transport Authority (Wiener Linien) for the supply of another 150 ULF (Ultra Low Floor) trams worth over EUR 100 m. Around EUR 17 m from the initial delivery have been booked as an order intake.

In the frequency inverter segment, a major strategic benchmark was established with the launch of a joint venture with Schneider Toshiba Inverter. VA TECH has a 40% holding in this frequency inverter development and production company and Schneider Toshiba, the world leader in this area, 60%.

RESIZING OF WATER SYSTEMS

VA TECH Water Systems will no longer be reported on as a division, but will be included in the Infrastructure Division. Nonetheless, separate reporting will be retained in 2004.

BUSINESS DEVELOPMENT

Key figures:

Water Systems[1] (EUR m)	Q1-3/2003	Q1-3/2004	Q3/2003	Q3/2004	2003
Order intake	196	122	82	14	251
Order backlog[1]	340	241	340	241	320
Sales	131	110	47	26	196
EBITA	–32.8	–43.0	–10.7	–21.6	–39
EBIT	–41.8	–43.1	–13.8	–21.6	–51
Employees[1]	699	518	699	518	694

[1] Sales and EBIT/EBITA excluding interest from the offsetting of advance payments received/made. (EUR 6.0 m in Q1-Q3/2003, EUR 1.7 m in Q3/2003, EUR 9 m in 2003).
[2] Closing date.

Due to the initiation of resizing, Water Systems order intake during the first nine months of 2004 was lower than the comparable figure for 2003 at EUR 122 m, while order backlog stood at EUR 241 m.

In terms of order intake, Europe was the strongest region during the first nine months of 2004 with a 50% market share followed by Asia with 37%. The largest single orders received by Water Systems in the first nine months involved the Rötgen/Germany wastewater treatment plant, a demineralisation plant for the Panipat Refinery/India and water treatment plants for Turkey and Algeria.

At EUR 110 m, sales were also below the level of the preceding year, as a result of the ongoing resizing measures. The operating result (EBITA) totalled minus EUR 43.0 m due mainly to the one-off effects derived from reorganisation measures, which negatively affected the result to an amount of minus EUR 20,5 m.

Water Systems is currently undergoing major resizing. The first step in this process was the sale of the business units in Germany and France with a total of 5 locations, 157 employees and a sales volume of EUR 70 m.

In addition, the Ravensburg location, which focuses on fluidised bed technology, was sold to the Austrian group, Andritz (closing is anticipated in November). In 2003 this operation had sales of EUR 13 m and a work force of 50. The deconsolidation of this company will take place in the fourth quarter of 2004.

In future, business activities will be concentrated at two locations (Vienna, Winterthur/ Switzerland) and the strategic approach will involve a focus on key markets (Austria, Switzerland, the new EU member countries, the Near and Middle East, North Africa and China) and technologies.

The business volume target for 2005 is EUR 120-130 m, which is to be achieved with a work force of around 150.

PROFIT AND LOSS STATEMENT (TEUR)

	1.1.-30.9.2004	1.1.-30.9.2003	Q3/2004	Q3/2003
Sales	**2,847,245**	**2,676,269**	**960,248**	**998,003**
Cost of goods sold	**–2,476,908**	**–2,289,342**	**–837,667**	**–852,645**
Gross profit	**370,336**	**386,926**	**122,581**	**145,358**
Other operating income	78,214	69,297	33,540	30,735
Marketing and sales expenses	–170,352	–170,843	–55,006	–55,523
Administration expenses	–169,200	–177,781	–57,658	–62,097
Other operating expenses	–130,788	–90,997	–76,136	–39,072
Result from operating activities before goodwill amortisation (EBITA)	**–21,790**	**16,602**	**–32,679**	**19,402**
Amortisation of goodwill	–28,327	–30,116	–7,506	–10,410
Result from operating activities (EBIT)	**–50,116**	**–13,514**	**–40,185**	**8,992**
Interest result	–13,890	–15,165	–3,681	–7,539
Investment result	943	2,805	232	66
Other financial result	–594	627	–269	–1,408
Financial result	**–13,540**	**–11,733**	**–3,718**	**–8,881**
Earnings before taxes (EBT)	**–63,656**	**–25,248**	**–43,902**	**112**
Taxes	–2,054	–6,845	3,568	–2,373
Minority interests	6,469	9,936	–302	3,513
Profit/loss for the period	**–59,241**	**–22,157**	**–40,636**	**1,251**
Weighted average shares outstanding - basic	14,758,410	14,750,000	14,752,356	14,750,000
Earnings per share - basic / EUR	–4.0	–1.5	–2.8	0.1
Earnings per share - diluted - not applicable				

EQUITY STATEMENT (TEUR)

	SHARE CAPITAL	CAPITAL RESERVE	TRANSLATION RESERVE	RESERVE FOR CASH FLOW HEDGES	RETAINED EARNINGS	TOTAL
Balance as at Jan. 1, 2004	**109,050**	**270,816**	**–7,539**	**7,816**	**70,164**	**450,308**
Sale of own shares	0	364	0	0	0	364
Issuance of shares from conditional capital (stock option plan)	2,320	5,722	0	0	0	8,042
Other changes	0	0	–5,725	–5,648	6,907	–4,467
Changes in equity not recognised in the Profit and Loss Statement	**2,320**	**6,086**	**–5,725**	**–5,648**	**6,907**	**3,939**
Profit/loss for the period	0	0	0	0	–59,241	–59,241
Dividends	0	0	0	0	0	0
Balance as at Sep. 30, 2004	**111,370**	**276,902**	**–13,264**	**2,168**	**17,830**	**395,006**
Balance as at Jan. 1, 2003	**109,050**	**267,258**	**609**	**0**	**84,697**	**461,614**
Other changes	0	0	–2,892	9,314	6,446	12,868
Changes in equity not recognised in the Profit and Loss Statement	**0**	**0**	**–2,892**	**9,314**	**6,446**	**12,868**
Profit/loss for the period	0	0	0	0	–22,157	–22,157
Dividends	0	0	0	0	0	0
Balance as at Sep. 30, 2003	**109,050**	**267,258**	**–2,283**	**9,314**	**68,986**	**452,325**

This report also contains information and forecasts, which relate to future economic and Group developments. All such predictions constitute estimates, which were made on the basis of the data available at the time of their preparation. Thus they may deviate from the actual trends that transpire.

This information represents neither an offer, nor an invitation to submit an offer for VA Technologie AG stock. An offer requiring a prospectus, or a corresponding invitation for the submission of offers has not been prepared. In the case of a public offer, a prospectus will be issued by an announcement in the Official Gazette of the "Wiener Zeitung".

The quarterly financial statement as at September 30, 2004, was approved by the Managing Board on November 3, 2004.

BALANCE SHEET – ASSETS (TEUR)

	Sep. 30, 2004	Dec. 31, 2003
Tangible assets	348,451	392,742
Intangible assets	19,392	22,968
Goodwill	331,370	341,144
Financial assets	100,208	89,969
Advance payments made	2,896	3,963
Trade accounts receivable	82,320	119,191
Other interest bearing assets	38,396	39,931
Other non-interest bearing assets	14,745	17,265
Deferred taxes	71,078	70,047
Non-current assets	**1,008,856**	**1,097,220**
Inventories	250,072	228,002
Advance payments made	115,584	70,928
Trade accounts receivable	1,140,966	1,099,532
Other interest bearing assets	35,441	18,406
Other non-interest bearing assets	243,356	324,710
Cash and cash equivalents	584,081	743,826
Current assets	**2,369,501**	**2,485,403**
Assets	**3,378,357**	**3,582,624**

BALANCE SHEET – EQUITY AND LIABILITIES (TEUR)

	Sep. 30, 2004	Dec. 31, 2003
Equity	**395,006**	**450,308**
Minority interests	6,572	26,732
Equity incl. minority interests	**401,578**	**477,040**
Liabilites to banks	249,554	337,885
Trade accounts payable	8,034	1,791
Provision for pensions, severance payments and longservice bonuses	304,965	292,484
Deferred taxes	20,346	26,759
Advance payments received	119,874	89,648
Other interest bearing liabilities	26,897	31,042
Other non-interest bearing liabilities	28,919	19,356
Non-current liabilities	**758,590**	**798,964**
Liabilites to banks	144,037	134,213
Trade accounts payable	746,819	806,082
Advance payments received	442,845	359,025
Other provisions	332,349	400,120
Other interest bearing liabilities	91,102	81,968
Other non-interest bearing liabilities	461,038	525,212
Current liabilities	**2,218,189**	**2,306,619**
Equity and liabilities	**3,378,357**	**3,582,624**

CONSOLIDATED CASH FLOW STATEMENT (TEUR)

	1.1.-30.9.2004	1.1.-30.9.2003
Cash earnings	23,282	44,297
Cash flow from operating activities	–59,878	–34,289
+/- Cash flow from investing activities	–18,173	29,026
= **Free Cash Flow**	**–78,052**	**–5,262**
+/- Cash flow from financing activities	–82,026	9,973
= Net increase / decrease in liquid funds	–160,078	4,710

Notes to the Interim Financial Statements as of 30 September 2004

The Interim Financial Statements as of 30 September 2004 have been prepared according to International Financial Reporting Standards. International Accounting Standard (IAS) 34 "Interim Financial Reporting" was applied. Accounting methods followed in the interim financial statements were generally the same accounting policies which were applied in our most recent annual financial statements as of 31 December 2003.

The presentation of the Profit and Loss Statement was changed with respect to interest of advance payments. In the financial statements before 30 September 2004 pro rata interest on project-related advance payments were recognised as part of the sales and accordingly deducted from interest result (reallocation of interest on advance payments). For the nine-month interim financial statements ended 30 September 2004 and all subsequent periods, interest from advance payments are no longer recognised as a component of sales. For the 9-month period ending 30 September 2003 this change in reporting results in a decrease in sales and a decrease in the result from operating activities of EUR 70.6 million as well as an increase in the financial result by the same amount. Earnings before taxes and profit/loss for the period remain unchanged.

With regard to the accounting policies applied, the reader is referred to the consolidated financial statements as of 31 December 2003.

SCOPE OF CONSOLIDATION

The consolidated interim financial statements include VA Technologie AG (VA TECH), 39 national (31.12.2003: 42) and 79 international (31.12.2003: 84) subsidiaries in which VA Technologie AG directly or indirectly holds a majority of voting rights, or which are uniformly controlled or managed.

In the first nine months of 2004 the following changes in the scope of fully consolidated companies have occurred (excluding changes to the legal structure of companies within the Group):

	DATE	REMARK
ASTA Elektrodraht GmbH & Co	31.3.	Disposal
ASTA Elektrodraht GmbH	31.3.	Disposal
VOEST-ALPINE Industries (SA) (Pty) Ltd	1.1.	Deconsolidation
Coelme Costruzioni Eletromecchaniche S.p.A	1.1.	Disposal
Entreprise Generale d'Installation et de Construction	1.1.	Disposal
VA TECH Reyroll Pacific Limited	1.1.	Disposal
VA TECH WABAG France SAS	30.6.	Disposal
WABAG Wassertechnik GmbH	30.6.	Disposal
VA TECH Properties (Ireland) Ltd	1.1.	Deconsolidation
VA TECH ELIN EBG GmbH	1.1.	Deconsolidation
VA TECH ELIN EBG SR s.r.o.	1.1.	Initial Consolidation

EFFECTS OF CHANGES IN THE SCOPE OF CONSOLIDATION ON GROUP FINANCIAL POSITION, PERFORMANCE AND CHANGES IN FINANCIAL POSITION

From the changes in the scope of consolidation during 2004 the disposal of ASTA Elektrodraht GmbH & Co resulted in a book gain of EUR 20.4 million and in a positive cash impact of approximately EUR 34 million. The disposal of WABAG Wassertechnik GmbH and VA TECH WABAG France SAS resulted in a book loss of EUR 10.2 million. The remaining changes were not material with respect to VA TECH's Group financial statements as a whole.

EQUITY

The VA TECH Managing Board was authorised by the shareholders in September 2004 to increase the share capital by up to 3,829,760 (max. 25% of the share capital) unit shares against cash contributions.

CONTINGENCIES

The total volume of contingencies as of 30 September 2004 was EUR 3,102 million (31 December 2003: EUR 2,972 million) and consisted of EUR 1,492 million (31 December 2003: EUR 1,409 million) bank guarantees and EUR 1,611 million (31 December 2003: EUR 1,563 million) group guarantees.

MATERIAL EVENTS AFTER THE INTERIM BALANCE SHEET DATE

There were no material events after the close of the interim period year to be reported.

SEASONALITY

Across VA TECH's divisions, a higher amount of sales is recognised in the second half of the year compared to the first half of the year. Subcontractors tend to invoice open balances for the services performed and materials sold before the end of the year. Because sales are recognised mainly based on the cost to cost method this results in a greater amount of sales being recognised in the second half of the year. In the Infrastructure Division, this seasonal effect is even greater due to the division's dependence on the construction industry in which a lower level of activity during the winter months contributes to higher invoicing levels in the second half of the year.

SEGMENT REPORTING

(EUR m)	METALLURGY	POWER GENERATION	TRANSMISSION AND DISTRIBUTION	INFRASTRUCTURE	WATER SYSTEMS	GROUP SERVICES AND CONSOLIDATION	VA TECH GROUP TOTAL
Sales	803.3	613.7	775.7	612.8	109.7	-68.0	2,847.2
EBIT	13.5	13.8	-46.0	8.0	-43.1	3.7	-50.1

The result from operating activities (EBIT) of Water Systems includes the book loss with regard to the disposal of subsidiaries in Germany and France as well as restructuring expenses of approximately EUR 10 million. The EBIT of Transmission and Distribution includes the book gain referring to the disposed subsidiary ASTA Elektrodraht. Furthermore expenses for restructuring amounting to EUR 48.7 million as well as a goodwill impairment loss of EUR 8.7 million were recognised. In order to complete the resizing programme in the Transmission and Distribution Division we expect additional expenses amounting to approximately EUR 30 million in the following months, which were not recognised as at 30 September 2004.

VA Technologie AG





VA Technologie AG
Communications and Investor Relations
A-4031 Linz, Turmstrasse 44, BG 45
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
E-Mail: contact@vatech.at

Press Relations
A-1140 Wien, Penzingerstrasse 76
Tel.: (+43/1) 89118-3400
Fax: (+43/1) 89118-4103

sustainable solutions. for a better life.

VA Technologie AG

Q3/2003

Letter to Shareholders **III/2003**


What unites genial composers and creative managers? Quite simply, vision.
From the VA TECH Group Workshop 2003

quarterly report

sustainable solutions. for a better life.

as at september 30, 2003

KEY FIGURES[1] (EUR m)	Q1-3/2002	Q1-3/2003	CHANGE %	Q3/2002	Q3/2003	TOTAL 2002
Order intake	2,938	**3,099**	+ 5%	727	**888**	4,125
Order backlog[2]	4,301	**4,228**	- 2%	4,301	**4,228**	3,961
Sales	2,680	**2,747**	+ 3%	892	**1,023**	3,872
EBITA[3]	74.5	**87.2**	+17%	38.6	**44.4**	129
EBIT[4]	49.5	**57.1**	+15%	29.4	**34.0**	83
Financial result	-143.3 [5]	**-82.3**	+43%	- 35.3	**-33.9**	-174
EBT[6]	-93.8	**-25.2**	+73%	- 5.9	**0.1**	-91
Profit/loss for the period	-93.3	**-22.2**	+76%	-8.2	**1.3**	-93
Employees[2]	17,795	**17,746**	-	17,795	**17,746**	17,725

[1] Figures according to the International Financial Reporting Standards (IFRS) / [2] Closing date / [3] Earnings before interest, taxes and goodwill amortisation / [4] Earnings before interest and taxes / [5] Including write-down of the Babcock Borsig Power investment of EUR 44.4 m / [6] Earnings before taxes

Introduction of the Managing Board

Dear Shareholder,

The first nine months of 2003 were characterised by sluggish economic development and in both Europe and the USA there were only limited impulses for an upturn. The low level of expectations with regard to growth also led to the reduction or postponement of investment projects. This trend was further exacerbated by individual crises such as the Iraq war and the outbreak of the SARS lung infection, but fortunately these only had a limited temporal and regional effect on market development in our branches.

The strength of the euro against the US dollar and the yen also had a negative impact on European exports. In addition, the higher exchange rate also had a detrimental effect on translations into the euro, which is the consolidation currency of VA TECH. Despite these general conditions, in the first nine months of the year, we were able to raise both our order intake and sales by 5% and 3% respectively.

The key result indicators for the first nine months of 2003 also show an improvement in comparison with those of the preceding year. The operating result (EBIT) increased by 15%, the result before interest, taxes and goodwill amortisation by 17%.

The contribution for the attainment of the operating result (EBIT) were derived largely from both the Metallurgy Division, which in combination with positive business development can point to a significant improvement in its earnings position, and from the Hydro Power Generation Division, which also demonstrated solid business development. The Transmission and Distribution Division was affected by the delays in contract allocations, as well as severe competitive pressure and the strong euro. A productivity and result improvement programme has already been initiated. The Water Systems Division remains subject to restrictive market conditions and an unsatisfactory earnings position. Restructuring is in progress and negotiations concerning a divestment continue. The Infrastructure Division showed growth and a positive earnings situation.

As compared with the preceding year, the result for the first nine months of the year improved from minus EUR 93.3 m, which included the write-down of the investment in the insolvent Babcock Borsig Power of EUR 44 m, to minus EUR 22.2 m.

The focus of the Group on cash management and increased liquidity also showed tangible results in this quarter. As at September 30, net Group liquidity had risen to EUR 41 m. The free cash flow figure was also higher than that for the previous year.

In recent months, the ownership structure of VA TECH has undergone major change. Following the sale of a 19.5% holding by voestalpine and of 9% by ÖIAG, company stock is now divided among VICTORY Industriebeteiligung AG with 15.03%, the ÖIAG with 15% and 68.3% free float. The remaining 1.67% (250,000 shares) are held by VA TECH within the framework of an employee participation programme and were offered to the work force via an option scheme.

Against the background of continuing reticence with regard to investment in the capital goods industry, we nonetheless continue to adhere to our forecasts for 2003 as a whole. Order intake and sales should be in the order of magnitude of the preceding year. In addition, we anticipate a significant increase in the operating result and a positive net result.

Linz, November 20, 2003



Erich Becker
Chairman of the Board



Roland Scharb
Vice Chairman of the Board



Gerhard Falch
Member of the Board



Christian Habegger
Member of the Board



Klaus Brenner
Member of the Board



Klaus Sernetz
Member of the Board

Highlights

- Order intake up by 5%
- Sales increase of 3%
- Operating result (EBIT) up by 15%, earnings before interest, taxes and goodwill amortisation up by 17%
- Net result improves sharply by 76%
- Net Group liquidity again increased, improved free cash flow
- Positive business development, significant improvement in the earnings situation in the Metallurgy Division
- Business development and earnings situation in the Hydro Power Generation Division remains strong
- Productivity and result improvement programme in the Transmission and Distribution Division in realisation
- Restructuring in the Water Systems Division in progress, continuing divestment negotiation
- Growth and a positive earnings situation in the Infrastructure Division
- Outlook 2003: expectation remains of a significant improvement in the operating result and a positive net result

Changes in the scope of consolidation

There were no material changes in the scope of consolidation during the first nine months of 2003. The STEEL RELATED TECHNOLOGY company was purchased and consolidated, in the third quarter it contributed EUR 19 m to order intake in 2003.

The company, ELIN EBG Motoren GmbH which was sold off in July 2002, was finally deconsolidated on September 30, 2002 (order intake of EUR 27 m in 2002). The company aiinformatics has been part of the Infrastructure Division since the end of 2002.

Order intake

Order intake up by 5%
Order intake in the first nine months of 2003 developed satisfactorily. Despite the unfavourable, economic conditions in many regions and the high exchange rate of the euro against other key currencies, order intake was raised by 5% to EUR 3,099 m. This increase was spread across all divisions.

Order backlog stands at EUR 4.2 bn
Order backlog as at September 30, 2003, stood at EUR 4,228 m, which was 7% higher than on December 31, 2002 (EUR 3,961 m), but 2% down on the figure for the preceding year.

Order intake accumulated 2001 – 2003 (EUR m)


1069
2050
3212
4551
4349
3011
1910
966
1045
2211
2938
4125
1057
2211
3099
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Order intake by division Q1-3/2003


19% Infrastructure
25% Metallurgy
6% Water Systems
28% Transmission and Distribution
24% Hydro Power Generation
-2% Group services and consolidation

Order intake by region Q1-3/2003


12% Near and Middle East, Africa
14% Asia/Pacific
2% South America
65% Europe
7% North America

Order backlog by division Q1-3/2003


14% Infrastructure
24% Metallurgy
8% Water Systems
21% Transmission and Distribution
36% Hydro Power Generation
-3% Group services and consolidation

Earnings situation

Group sales in the first nine months of 2003 were 3% up on the same period of last year at EUR 2,747 m. Sales growth in the Hydro Power Generation Division, where an increase of EUR 106 m (plus 20%) was achieved, was especially satisfactory. Metallurgy Division sales were at the level of the preceding year, while those of Transmission and Distribution were slightly down. Water Systems sales fell, but those of the Infrastructure Division were up by 8%.

The Transmission and Distribution Division provided the major share of Group sales with 31%. Europe was again the VA TECH Group's main market in terms of order intake (65%) and also the dominating market in terms of sales with a 64% share.

Sales also include interest of EUR 71 m derived from the offsetting of payments made and received (following EUR 75m in the first nine months of the previous year).

(EUR m)	Q1-3/2002	Q1-3/2003	CHANGE %	Q3/2002	Q3/2003
Sales	2,680	**2,747**	+ 3%	892	**1,023**
EBITA	74.5	**87.2**	+17%	38.6	**44.4**
EBIT	49.5	**57.1**	+15%	29.4	**34.0**
Financial result	-143.3[1]	**-82.3**	+43%	-35.3	**-33.9**
EBT	-93.8	**-25.2**	+73%	-5.9	**0.1**
Profit/loss for the period	-93.3	**-22.2**	+76%	-8.2	**1.3**

[1] Including write-down of the Babcock Borsig Power investment of EUR 44.4 m

Sales accumulated 2001 - 2003 (EUR m)



846
1792
2743
3999
3868
2612
1699
803
863
1788
2680
3872
802
1724
2747
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Sales by division Q1-3/2003



18% Infrastructure
25% Metallurgy
5% Water Systems
31% Transmission and Distribution
23% Hydro Power Generation
-2% Group services and consolidation

Sales by region Q1-3/2003



9% Near and Middle East, Africa
13% Asia/Pacific
4% South America
10% North America
64% Europe

Results

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first nine months amounted to EUR 87.2 m, which was 17% up on the comparative figure for 2002.

If goodwill amortisation of EUR 30.1 m (as compared to EUR 25 m in 2002) is deducted, the result before interest and taxes (EBIT) amounted to EUR 57.1 m (15% more than the EUR 49.5 m in the first nine months of 2002). EBIT includes restructuring costs and accelerated goodwill amortisation on VA TECH WABAG in 2003, as well as the positive effects from the reduction in fixed assets (sale and lease-back transaction in the Metallurgy Division with a realised effect of around EUR 11 m in the first quarter of 2003).

Group EBIT in the first nine months of the year consisted of the combined operating results of Metallurgy with EUR 33.0 m, Hydro Power Generation with EUR 37.2 m, Transmission and Distribution with EUR 5.5 m, Water Systems with minus EUR 35.7 m and Infrastructure with EUR 14.8 m. Group services and consolidation contributed EUR 2.3 m. The latter area contains expenses for Group management and service company results, movements in Group provisions, as well as intra-Group result consolidation.

The VA TECH Group's financial result for the first nine months of the year improved from minus EUR 143.3 m to minus EUR 82.3 m due to increased liquidity, lower interest rates and the omission of the write-down of the investment in the German company Babcock Borsig Power (EUR 44.4 m) in 2002.

EBITA 2001 - 2003 (EUR m)


34
68
88
146
18
36
74
129
26
43
87
70
53
35
3
2001
2002
2003
— comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

EBIT 2001 - 2003 (EUR m)


26
52
64
83
11
20
49
83
18
23
57
29
19
-5
7
2001
2002
2003
— comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Following the deduction of taxes and minority interests, the profit/loss for the period in the first nine months improved from minus EUR 93.3 m in 2002 to minus EUR 22.2 m.

Asset and financial situation

As compared to December 31, 2002, the balance sheet total on September 30, 2003 was 3% down at EUR 3,554 m. Assets consisted of 31% non-current assets and 69% current assets. Shareholders' equity including minority interests amounted to EUR 477 m, which corresponds with an equity ratio of 13.4%.

The total of Group liquid assets (gross liquidity) as at September 30, 2003, amounted to EUR 756 m (following EUR 822 m at year-end 2002). After the deduction of interest-bearing liabilities of EUR 715 m (EUR 739 m at year-end 2002) positive net liquidity of EUR 41 m results (following minus EUR 62 m as at September 30, 2002). Continued systematic cash management meant that Group net liquidity improved again in the third quarter of 2003 to EUR 21 m. Gearing was maintained at a satisfactory minus 9%.

Cash flow and investments

Cash earnings in the first nine months of the year amounted to EUR 44 m (first nine months of 2002: EUR 7 m). If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 34 m (first nine months of 2002: minus EUR 31 m).
The cash flow from investing activities amounted to plus EUR 29 m (first nine months of 2002: minus EUR 6 m). This figure includes investments in tangible and intangible fixed assets (EUR 41 m after EUR 45 m in the first nine months of 2002) and shareholdings, as well as the increased liquidity derived from a reduction in long-term committed assets. Group free cash flow of minus EUR 5 m resulted (first nine months of 2002: minus EUR 37 m).

Human resources

As at September 30, 2003, the work force numbered 17,746. This figure was stable, despite an increase on the figure for the year-end 2002 resulting from expansion in the scope of consolidation, which involved some 300 employees. As opposed to the work force at September 30, 2002, this represented a reduction of 49 employees.

Outlook for 2003

A slow economic recovery in the Western European economy during the last quarter of 2003 is anticipated, while by contrast there should be a marked upturn in the USA. On balance, this means that a continuation of the cautious investment policies of our customers in the energy and iron and steel industries can be anticipated. Positive economic impulses in these branches are of an isolated nature. The strength of the euro against the US dollar and the yen represents a further obstacle to export business from Europe.
Order intake and sales in 2003 should be in the order of magnitude of the preceding year. The main target for the year is not volume growth, but rather a sustained enhancement of earnings capacity and the securing of solid Group liquidity. Therefore, we anticipate a significant increase in the operative result (EBIT) and a positive net result for 2003.

Development of Divisions.



Metallurgy

Market development

Global crude steel production in the first three quarters of 2003 showed a 7.1% increase on the figure for the preceding year and amounted to 701 m metric tons. China was the driving force behind this growth with a production increase of 21.6%. In addition, strong domestic demand for steel in China led to an increase in imports, which contributed to a 3.4% rise in production in the rest of the world.

In the plant building sector, a few larger projects are on the horizon in both the rolling mill sector and with regard to the liquid phase of iron and steel production. Apart from China and the CIS countries, the regional focus is also on the Gulf states. Order allocations in both North and South America remained at a low level, while in Europe investment in modernisation continues to predominate.

Business development

METALLURGY KEY FIGURES (EUR m)	Q1-3/2002	Q1-3/2003	Q3/2002	Q3/2003	2002
Order intake	715	**781**	213	**229**	1,050
Order backlog[1]	901	**1,029**	901	**1,029**	954
Sales	688	**684**	225	**262**	1,024
EBITA	6.4	**40.7**	5.7	**14.9**	15.9
EBIT	-1.4	**33.0**	3.3	**12.0**	6.1
Employees[1]	3,401	**3,472**	3,401	**3,472**	3,364

[1]Closing date

Positive business development, significant improvement in the earnings situation

Metallurgy Division order intake continued to develop satisfactorily with the result that at EUR 781 m the figure for the first nine months of 2003 was 9% up on to the same period of the preceding year. Order backlog was also clearly higher than in the preceding year, standing at EUR 1,029 m (+14%).

Following a good third quarter (plus 16%) sales amounted to EUR 684 m, which was at the level of the first nine months of the preceding year.

The operating result (EBIT) also developed in a highly satisfactory manner in the third quarter and totalled EUR 12 m (third quarter of 2002: EUR 3.3 m). EBIT increased from EUR 1.4 m to EUR 33 m in the first nine months of the year (including the effect of around EUR 11 m derived from a sale and lease-back transaction in the first quarter).

On September 30, 2003, the work force had increased. This was solely due to the acquisition of the STEEL RELATED TECHNOLOGY (SRT) company in den USA (around 180 employees). This company provides continuous casting servicing throughout North America. Without this acquisition, employee numbers would have continued to fall.

Regional order intake showed a 52% share for Europe (CIS 13%) and 26% for Asia (China 16%).

The largest order received in the current year relates to the completion of a new stainless steel plant at the ARCELOR location in Charleroi/Belgium. The order represents a prolongation of the successful teamwork between ARCELOR and VAI.
Further significant contracts involved a polymer coating plant, a billet caster and ladle furnace components for the Russia steelmaking combine MAGNITOGORSK, a dedusting plant for SCAW METALS in South Africa, the transfer of a cold rolling mill from ARCELOR Biache to ESSAR STEEL in India, a hot dip zinc coating plant for HANDAN in China, a tinning line for FSI in Iran, a long products rolling mill for HANGZHOU in China and the modernisation of both a slab casting plant for POSCO in Korea and an annealing/ pickling line for COLUMBUS in South Africa.
The excellent positioning of the Service and Automation Business Area was further underpinned by a share in divisional order intake of around 30%. Among others, orders were received from voestalpine Stahl Linz/Austria and NTMK/Russia (blast furnace automation), MAANSHAN/China (LD process automation), MAGNITOGORSK/Russia (hot coil rolling mill automation), PECHINEY/Luxemburg and RUYUAN/China (aluminium rolling mill automation).
The Metallurgical Services Business Area continued to develop in a satisfactory manner. Order intake in the first nine months of the year was 50% up on the 2002 figure, a rise that was also due to the initial consolidation of SRT.

Hydro Power Generation

Market development

At present, the atmosphere in the market for new hydro power plants is basically positive. In Europe, a trend towards the building of new pump storage capacity is discernible. This is due to the growing need for electrical power to cover peak demand for network stabilisation, as well as for the securing of grid stability following the start-up of numerous decentralised power generation plants. Power cuts in several countries have also served to demonstrate the need for investments in the maintenance of supply.
The significance of hydro power as a renewable energy source and its furtherance in Europe led to investment impulses in both the new plant and modernisation sectors. Moreover, project viability can also be improved markedly through the generation and application of greenhouse gas emission certificates.
As the world's leading hydro power market, China is also currently demonstrating the highest growth rates. The market situation in North America has also improved, but the South American and African markets continue to stagnate.

The European market for combined cycle power plants, which is of relevance to VA TECH HYDRO, demonstrated stable and positive development. An increase in investment can be anticipated for the coming years. The southern European market (Italy, Greece, Spain) developed in a most satisfactory manner.

Business development

HYDRO POWER GENERATION KEY FIGURES (EUR m)	Q1-3/2002	Q1-3/2003	Q3/2002	Q3/2003	2002
Order intake	662	**743**	78	**151**	1,011
Order backlog[1]	1,601	**1,517**	1,601	**1,517**	1,397
Sales	523	**629**	172	**229**	758
EBITA	36.1	**41.5**	15.5	**16.5**	61.7
EBIT	32.2	**37.2**	14.1	**15.0**	56.5
Employees[1]	3,095	**3,056**	3,095	**3,056**	3,098

[1]Closing date

Business development and earnings situation remain strong

At EUR 743 m, order intake in the first nine months of 2003 was 12% up on the high level of the preceding year. Moreover, the order backlog figure also improved markedly over that at the end of 2002, standing at EUR 1,517 m (plus 9%).

As a result of a good third quarter (plus 33% to EUR 229 m), sales in the first nine months were up by 20% at EUR 629 m. The operating result (EBIT) rose by 16% to EUR 37.2 m.

During the past three quarters, the work force declined from 3,098 to 3,056 on September 30, 2003.

The regional distribution of orders during the first nine months of 2003 showed Europe as the dominant market region with 80%, followed by Asia with 9%.

The positive order situation was continued with an order in Kárahnjúkar/Iceland and two orders from Pakistan (Water and Power Development Authority), which were obtained in the face of extremely tough international competition. Among others, refurbishing orders from Portugal, Switzerland and Bulgaria supplemented this continuous business development. The contract for the Tsankov Kamak hydro power project in Bulgaria, which will generate a greenhouse gas reduction potential of around 200,000 t of CO_2 annually, was signed in October 2003 and is not yet contained in the order backlog. The emission certificates from this project will be allotted to the Austrian Kyoto reduction target.
The positive trend in combined cycle power plant sector was further underlined by the receipt of orders such as the Munich South heating plant and the Thessaloniki project in Greece.

Transmission and Distribution

Market development

Development in the Transmission and Distribution market during 2003 was characterised by delays to investment. In line with the weak, international economic situation, there was a reduction in the number of order allocations in key markets of the energy sector. The Iraq war and the SARS epidemic had an additional negative influence on this situation, along with the exchange rate of the euro against the US dollar and the yen.
The North American market may well have bottomed out. In particular, the power cuts of this year clearly underlined the need for infrastructure improvements and efficient networks. Investments can be expected in both automation and power transmission systems and following the clarification of questions relating to political and regulatory frameworks, a future recovery should commence from 2004 onwards.

An improvement in the market situation can also be expected at the end of the year. The Chinese market developed in a positive manner.

Business development

TRANSMISSION AND DISTRIBUTION KEY FIGURES (EUR m)	Q1-3/2002	Q1-3/2003	Q3/2002	Q3/2003	2002
Order intake	900	**860**	225	**248**	1,208
Order backlog[1]	1,015	**905**	1,015	**905**	930
Sales	886	**850**	273	**306**	1,258
EBITA	35.0	**12.5**	9.2	**5.8**	60.2
EBIT	27.1	**5.5**	6.7	**3.5**	50.0
Employees[1]	6,503	**6,462**	6,503	**6,462**	6,541

[1] Closing date

Productivity and result improvement programme in realisation

Despite an improvement in order intake in the third quarter (plus 10% to EUR 248 m), at EUR 860 m order intake during the nine months of 2003 was below the level of the preceding year. This was the result of lower order allocations in the energy branch, particularly during the first half-year. Order backlog amounted to EUR 905 m.

A similar situation is evident with regard to sales and the operating result. Sales in the third quarter were 12% up at EUR 306 m, but in comparison with the figure for the first nine months of 2002 were 4% down. The operating result (EBIT) of EUR 5.5. m was characterised by lower sales realisation and increased competitive pressure. A result improvement programme is already in the realisation phase. This programme includes measures aimed at improving productivity, adjustments in capacity (reduction of around 500 employees during 2003 and 2004) and the market launch of new product technologies. In addition, in the course of further focussing, non-core business belonging to the Division is being sold off.

The work force was again reduced and totalled 6,462 at the end of September.

In terms of order intake, Europe was the strongest region during the first nine months of 2003 with a 48% market share, followed by Near/Middle East, Africa with 24%. Among the major orders received in the first three quarters of 2003 were a substation for the Abu Dhabi Water & Electricity Authority (ADWEA) in the UAE, a transformer station for a power station in India and the enlargement of the DRAX substation for the National Grid in the UK. Other important projects included outdoor switchgear for the utilities company PREPA UTILTA/Puerto Rica and indoor switchgear, including the required auxiliary systems for the Donaustadt power station of Wienstrom/Austria.
One example of the positive market developments in North Africa is provided by Algeria, where VA TECH T&D has received significant orders from the energy and natural gas company, Sonelgaz, and the national oil company, Sonatrach.

Water Systems

Market development

Despite high potential, the competitive situation in the water engineering and plant building sector continues to be tense. In Central Europe, the industrial sector has adopted a restrictive investment approach. Local government has also reacted to budgetary strictures with project delays and partial reductions in essential investments. The allocation of major, internationally financed plants is stable, but the expected upturn has yet to materialise.

The European water technology market developed in line with the general economic conditions prevailing in individual countries. Impulses can be anticipated from the backlog among the EU applicant states and in some cases are already tangible. The Asian market also shows a positive trend. Moreover, while the North African market failed to live up to expectations, the Indian and Chinese water technology markets continued to show extremely positive development.

Business development

WATER SYSTEMS KEY FIGURES (EUR m)	Q1-3/2002	Q1-3/2003	Q3/2002	Q3/2003	2002
Order intake	195	**196**	63	**82**	225
Order backlog[1]	411	**340**	411	**340**	298
Sales	173	**137**	59	**49**	275
EBITA	-26.5	**-26.8**	-12.8	**-9.1**	-37.1
EBIT	-29.7	**-35.7**	-15.1	**-12.0**	-54.7
Employees[1]	784	**699**	784	**699**	788

[1] Closing date

Restructuring in progress, continuing divestment negotiation

At EUR 82 m, order intake in the third quarter of 2003 was far better than in the same period of 2002 and orders in the first nine months (EUR 196 m) were slightly up on the figure for last year.

Lower order backlog due to investment delays in both the local government and industrial sectors in many regional markets led to reduced sales during the first nine months of the year (EUR 137 m).

The result before interest, taxes and goodwill amortisation (EBITA) for the first nine months of minus EUR 26.8 m remained at the level of the preceding year, while the operating result (EBIT) was down at minus EUR 35.7 m as a result of the accelerated goodwill amortisation. Apart from the aforementioned goodwill amortisation, the negative EBIT can be traced to the underuse of capacity, restructuring costs and the finalisation of loss-making projects from the past.

Parallel to the implementation of the already initiated measures for the restructuring of the Division, divestment negotiations continue. The alternative would be a further sizeable redimensioning, involving a market focusing and a streamlining of locations.
The work force has again been considerably reduced since the second quarter. In line with market developments, capacity in the UK and Germany has been cut, while further expansion has taken place in India.

In terms of order intake, Europe was the strongest region during the first nine months of 2003 (45%) followed by Asia (29%).

The largest individual orders in the first nine months of 2003 were the World Bank project Teheran South/Iran, an Austrian financed treatment plant for Hanoi/Vietnam, the modernisation of the Würzburg town drinking water treatment plant in Germany, a wastewater treatment plant for Chalons en Champagne in France, a drinking water treatment plant for Hindustan Construction Company Ltd. in Mumbai/India, the enlargement of a full desalination plant for the India Oil Corporation Limited refinery in Mathura/Indien, as well as an extension to the operational management contract for the municipal sewerage plant of the Eisleben sewage network in Germany.

Infrastructure

Market development

Market development with regard to infrastructure services is linked to the development of the respective gross domestic product. In Austria, economic growth of around 0.7% is forecast for 2003. Growth in the markets of the EU applicant countries exceeds the EU average, while Russia and other CEE states also demonstrated positive market development. International forecasts predict a continuation of growth in this economic region, which should be clearly above the level of 2003.

Due to hesitant consumer behaviour, investment in the industrial segment shows signs of stagnation, whereby the trend towards intelligent solutions for energy optimisation was maintained. A slight upturn in the energy segment was recognisable. This was based on investments in ecological energy generation such as wind and water power plants.

Development in the building systems sector was highly positive, holistic technical solutions competence, particularly in the case of major national and international projects being of increasing significance. Following low level demand in the preceding year, there was a pronounced improvement in the Facility Management segment.

Developments in the Information Technology sector shows a positive trend in the outsourcing area, despite the hesitancy with regard to investment decisions in recent years.

Business development

INFRASTRUCTURE KEY FIGURES (EUR m)	Q1-3/2002	Q1-3/2003	Q3/2002	Q3/2003	2002
Order intake	548	**602**	155	**202**	742
Order backlog[1]	503	**591**	503	**591**	504
Sales	462	**497**	173	**191**	639
EBITA	19.3	**17.0**	14.1	**8.6**	34.2
EBIT	17.3	**14.8**	13.5	**7.8**	31.6
Employees[1]	3,629	**3,813**	3,629	**3,813**	3,571

[1]Closing date

Growth and a positive earnings situation

As a result of a positive third quarter (plus 30% to EUR 202 m), the order intake of the Division rose to EUR 602 m in the first nine months of the year and was therefore 10% above the comparable figure of the preceding year.

Sales were up in a quarterly (plus 10%) as well as in the nine-month comparison (plus 8%).

The operating result (EBIT) amounted to EUR 14.8 m and was therefore slightly below the level of the EBIT for the first nine months of the preceding year (this result included the one-off effect derived from the book profit of EUR 12 m relating to a sale and lease-back transaction). If the book profit is excluded, then profitability was clearly higher.

The work force grew to 3,813 due to the inclusion of the Pfrimer & Mösslacher acquisition in Austria.

Orders largely derived from Austria (57%). Central and Eastern European countries accounted for 14%, CIS for 4%.

Among the largest orders received in the first nine months of 2003 were a general contractor assignment at the Hilton Hotel in Vienna, the supply of the entire building systems (electrical and utilities engineering) for the new "Allianz Arena" football stadium in Munich, the technical systems at the new Innsbruck ice stadium and general contracting for the building of the Nova Köflach spa, including a four-star hotel. Complete facility management is to be supplied to Mobilkom and Alcatel Austria, while order intake in the Czech Republic, Poland and Hungary was up considerably.

VA TECH ownership structure

▶▶The shareholder structure at VA TECH has changed substantially during the past few months.

In May 2003, **voest**alpine AG sold the shares held in VA Technologie AG to VICTORY Industriebeteiligung AG. In August 2003, Österreichische Industrieholding AG (ÖIAG) had also reduced its shares held in VA TECH from 24% by 9% (sale of 1.35 million shares to Austrian and international investors).

The VA TECH ownership structure now consists of



68,3% Free float
Inter-national investors 45%
Austrian investors 55%
Institutional investors 30%
Private shareholders 70%
15,03% VICTORY Industrie-beteiligung AG
15% ÖIAG
1,67% VA TECH share buy back for employee stock option programme
Shares have been offered to employees in November 2003

Of the free float, some 45% are contained in the portfolios of international investors and Austrian investors hold 55%.

You will find current shareholder information and interactive online reports on our web-site www.vatech.at and www.vatech.at/download.

PROFIT AND LOSS STATEMENT

	Q1-Q3/2003 TEUR	Q1-Q3/2002 TEUR	Q3/2003 TEUR	Q3/2002 TEUR
Sales[1]	**2,746,910**	**2,680,388**	**1,023,019**	**892,222**
Cost of goods sold	-2,289,342	-2,229,722	-852,645	-745,161
Gross profit	**457,567**	**450,665**	**170,375**	**147,061**
Other operating income	69,297	99,387	30,735	56,029
Marketing and sales expenses	-170,843	-178,664	-55,523	-57,907
Administration expenses	-177,781	-202,923	-62,097	-78,766
Other operating expenses	-90,997	-93,986	-39,072	-27,886
Earnings before interest, taxes and goodwill amortisation (EBITA)	**87,243**	**74,480**	**44,418**	**38,531**
Amortisation of goodwill	-30,116	-24,983	-10,410	-9,136
Earnings before interest and taxes (EBIT)	**57,127**	**49,497**	**34,009**	**29,395**
Interest result[2]	-85,806	-91,979	-32,555	-30,638
Investment result	2,805	954	66	605
Other financial result	627	-52,257	-1,408	-5,208
Financial result	**-82,374**	**-143,282**	**-33,897**	**-35,241**
Earnings before taxes (EBT)	**-25,248**	**-93,785**	**112**	**-5,846**
Taxes	-6,845	-12,973	-2,373	-4,525
Minority interests	9,936	13,429	3,513	2,109
Profit/loss for the period	**-22,157**	**-93,328**	**1,251**	**-8,262**
[1] thereof net interest from advance payments received/paid	70,641	74,596	25,016	27,977
[2] Interest result excluding the reallocation of net interest	-15,165	-17,384	-7,539	-2,661

CASH FLOW STATEMENT

	Q1-Q3/2003 TEUR	Q1-Q3/2002 TEUR
Cash earnings	44,297	7,115
+/- Change in working capital	-78,585	-37,945
= Cash flow from operating activities	-34,289	-30,830
+/- Cash flow from investing activities	29,026	-6,497
= Free Cash Flow	**-5,262**	**-37,327**
+/- Cash flow from financing activities	9,973	-173,879
= Net increase / decrease in liquid funds	4,710	-211,207

EQUITY STATEMENT

	Q1-Q3/2003 TEUR	Q1-Q3/2002 TEUR
Balance as at Jan. 1	**461,614**	**577,539**
Differences from currency conversion	-2,572	-14,338
Other changes	15,440	5,307
Changes in equity not recognised in the Profit and Loss Statement	**12,868**	**-9,031**
Profit/loss for the period	-22,157	-93,328
Dividends	0	-8,776
Balance as at Sep. 30	**452,325**	**466,404**

CONSOLIDATED BALANCE SHEET

	Sep. 30, 2003 TEUR	Dec. 31, 2002 TEUR
ASSETS		
Tangible assets	403,344	451,126
Intangible assets	23,493	27,233
Goodwill	368,434	377,577
Financial assets	87,117	124,807
Advance payments made (net)	1,607	5,096
Trade accounts receivable	84,902	68,189
Other interest bearing assets	43,334	48,269
Other non-interest bearing assets	15,406	15,678
Deferred taxes	67,599	67,809
Non-current assets	**1,095,237**	**1,185,783**
Inventories	290,081	286,085
Advance payments made (net)	57,296	42,689
Trade accounts receivable	1,106,334	1,104,125
Other interest bearing assets	38,303	63,396
Other non-interest bearing assets	313,858	316,709
Cash and cash equivalents	652,743	648,033
Current assets	**2,458,616**	**2,461,037**
Assets	**3,553,853**	**3,646,820**
EQUITY AND LIABILITIES		
Share capital	109,050	109,050
Capital reserves	267,258	267,258
Retained earnings	76,017	85,307
Equity	**452,325**	**461,614**
Minority interests	24,589	43,597
Equity incl. minority interests	**476,914**	**505,211**
Liabilities to banks	445,439	502,243
Trade accounts payable	3,111	2,192
Provision for pensions, severance payments and long-service bonuses	293,068	283,992
Deferred taxes	28,459	28,855
Advance payments received	56,476	57,410
Other interest bearing liabilities	11,704	16,143
Other non-interest bearing liabilities	38,459	48,610
Non-current liabilities	**876,716**	**939,445**
Liabilities to banks	160,329	129,106
Trade accounts payable	600,974	674,637
Advance payments received	432,277	341,784
Other provisions	432,862	490,417
Other interest bearing liabilities	98,226	91,633
Other non-interest bearing liabilities	475,553	474,588
Current liabilities	**2,200,223**	**2,202,164**
Equity and liabilities	**3,553,853**	**3,646,820**

The quaterly report as at September 30, 2003, was approved by the Managing Board on November 12, 2003.

VA Technologie AG

VA TECH is a leading global Technology and Service Company. We are committed to creating value.

Together with our customers all over the world we develop sustainable solutions to improve the quality of life. We are the responsive, innovative and reliable partner.

To our shareholders we deliver predictable, superior returns on their invested capital.

It is our people who make these things happen on the basis of trust, fairness and integrity. We encourage creativity, diversity and personal development.

For us, it's all about performance, commitment and readiness to change.

VA Technologie AG
Communications and Investor Relations
A-4031 Linz, Lunzerstrasse 64
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
E-Mail: contact@vatech.at

www.vatech.at



VA Technologie AG

Q2/2003

Letter to Shareholders II/2003


quarterly report

sustainable solutions. for a better life.

as at june 30, 2003

KEY FIGURES[1] (EUR m)	1HY/2002	1HY/2003	CHANGE %	Q2/2002	Q2/2003	TOTAL 2002
Order intake	2,211	**2,211**	0%	1,166	**1,154**	4,125
Order backlog[2]	4,739	**4,335**	-9%	4,739	**4,335**	3,961
Sales	1,788	**1,724**	-4%	925	**922**	3,872
EBITA[3]	35.9	**42.8**	+19%	17.4	**17.1**	129
EBIT[4]	20.1	**23.1**	+15%	9.2	**5.5**	83
Financial result	-108.0	**-48.5**	+55%	-76.3	**-23.2**	-174
EBT[5]	-87.9	**-25.4**	+71%	-67.1	**-17.7**	-91
Profit/loss for the period	-85.1	**-23.4**	+73%	-63.4	**-16.0**	-93
Employees[2]	18,241	**17,552**	-4%	18,241	**17,552**	17,725

[1] Figures according to the International Financial Reporting Standards (IFRS) / [2] Closing date / [3] Earnings before interest, taxes and goodwill amortisation / [4] Earnings before interest and taxes / [5] Earnings before taxes

Introduction of the Managing Board

▶▶ **Dear Shareholders,**

All in all, the first half of 2003 was characterised by the unstable situation in the global economy, the effects of the Iraq war and the SARS lung infection, which hit the Asian region particularly hard.

The capital goods industry was affected by these events as they resulted in postponements and delays in planned investments. Fortunately, the conflict in the Middle East was limited to a short period and did not spread throughout the region. Consequently, the economic potential of the area remains in tact, although when this will be reflected in the order books remains an open question.

The strength of the EURO against the US dollar was a further problematic factor in export business.

Faced by this difficult general situation, VA TECH was nonetheless able to achieve satisfactory business development in extensive areas.

Despite the negative influences listed above and the sale of ELIN EBG Motoren GmbH in July 2002 at EUR 2,211 m, order intake attained the level of the preceding year. As a result of lower sales realisation in the Metallurgy, Transmission and Distribution and Water Systems Divisions, Group sales were slightly down on the figure for the previous year. Conversely, there was a marked overall improvement in results. Earnings before interest and taxes (EBIT) rose by 15% to around EUR 23 m. The half-year result was still negative at minus EUR 23 m, but was well up on that of the preceding year (minus EUR 85 m), which was influenced primarily by the write-down of the investment in the bankrupt Babcock company. As opposed to the first half of 2002, the work force was 4% smaller.

The Metallurgy and Hydro Power Generation Divisions provided major contributions to these figures. The Transmission and Distribution Division was affected by delays to order allocation and the price pressure generated by the strong EURO. The Infrastructure Division again enjoyed stable development with a focus on its local Central European markets. The Water Systems Division is currently in a restructuring phase.

We continue to attach major priority to a sustained improvement in results. Among other factors, this is indicated by a significant 42% increase in productivity within the Group since 1999 in terms of order intake per head. Apart from better results, a further Group focal point is comprised by measures aimed at improved cash flow and higher liquidity. It is with some satisfaction that we can report positive net liquidity for the past six months. Free cash flow was also raised in comparison with the first quarter. The equity ratio remained stable at 13.8%.

At the beginning of the second quarter of 2003, VA TECH launched its "Balanced Scorecard" project. The Balanced Scorecard is an instrument, that makes the realisation of strategies easier to comprehend

and measure. Once again, the objective here is a further increase in efficiency and the optimisation of our business processes. The project is on schedule and the first phase will be completed in October 2003 during the course of preparing the business plan for 2004-2006.

Following the purchase of the 19.05% holding of voestalpine AG by VICTORY Industriebeteiligung AG and the sale of 9% of the ÖIAG holding, the VA TECH ownership structure consists of a 19.05% VICTORY Industriebeteiligung AG, 15% ÖIAG and 64.28% free float. 1.67% of the stock is held by VA TECH in connection with an employee participation scheme.

The sale of 9% of the ÖIAG holding must be seen within the context of the planned, gradual and complete withdrawal of the state from its investments in accordance with the resolution passed by the Supervisory Board of Österreichische Industrieholding AG (ÖIAG) on July 10, 2003.

Although the situation in the capital goods industry remains unsettled, we continue to adhere to our forecasts for 2003 as a whole. Order intake and sales should be in the order of magnitude of the preceding year. In addition, we anticipate a marked increase in the operating result (EBIT) and a positive net result.

The share option scheme agreed for employees during last year is currently in the implementation phase. The VA TECH model „CHANCE SHARE NEW“ offers the entire work force an opportunity to become "joint owners" of the Group.

Linz, August 28, 2003



Erich Becker
Chairman of the
Managing Board



Roland Scharb
Vice Chairman of the
Managing Board



Gerhard Falch
Member of the
Managing Board



Christian Habegger
Member of the
Managing Board



Klaus Brenner
Member of the
Managing Board



Klaus Sernetz
Member of the
Managing Board

Business development January – June 2003

Highlights

- Order intake at the level of the previous year
- Sales realisation 4% down on the level of the preceding year
- Operating result (EBIT) plus 15% and net result clearly up by plus 73%
- Continued positive net liquidity and improved free cash flow as compared to Q1/2003
- Completed successful turnaround in the Metallurgy Division creates a positive effect with regard to the operating result (EBIT) and a clear business improvement
- Continuation of positive business development in the Hydro Power Generation
- Investment delays in the area of Transmission and Distribution
- Restructuring in the Water Systems Division
- Solid business development in the Infrastructure Division
- Outlook 2003 – expectation remains of a marked improvement in the operative result and a positive net result

Accumulated order intake 2001 – 2003 (EUR m)


1069
2050
3212
4551
4349
3011
1910
966
1045
2211
2938
4125
1057
2211
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Order intake by division 1HY/2003


18% Infrastructure
25% Metallurgy
5% Water Systems
28% Transmission and Distribution
27% Hydro Power Generation
-3% Group services and consolidation

Changes in the scope of consolidation

There were no material changes in the scope of consolidation during the first half of 2003.

The company ELIN EBG Motoren GmbH, which was sold off in July 2002, was finally deconsolidated on September 30, 2002. The company, ai informatics, has been part of the Infrastructure Division since the end of 2002.

Order intake by region 1HY/2003


13% Near and Middle East, Africa
10% Asia/Pacific
1% South America
6% North America
70% Europe

Order intake

Order intake improves in the first half-year

In spite of the generally unfavourable global economic climate and the sale of ELIN EBG Motoren GmbH (order intake: EUR 19 m) in July 2002 at EUR 2,211 m, order intake was maintained at a level comparable to that of the preceding year and thus showed a satisfactory trend.

Order backlog rises in the first half-year

Order backlog as at June 30, 2003, stood at EUR 4,335 m, which was 9% up on the total for December 31, 2002, but slightly down on the figure for the preceding year.

Order backlog by division 1HY/2003


13% Infrastructure
25% Metallurgy
7% Water Systems
22% Transmission and Distribution
37% Hydro Power Generation
-4% Group services and consolidation

Earnings situation

Group sales in the first half of 2003 were 4% down on the same period of last year at EUR 1,724 m. The reason for this fall was the decline in sales realisation in Metallurgy (minus EUR 41 m), Transmission and Distribution (minus EUR 69 m) and Water Systems (minus EUR 26 m). By contrast, there was growth in both the Hydro Power Generation and the Infrastructure Divisions. Sales include interest of EUR 46 m (EUR 47 m in the first half of 2002) from the offset of prepayments and partial payments made and received.

The Transmission and Distribution Division provided the major share of Group sales with 32%. In terms of sales, Europe was again the main market for the VA TECH Group with a 63% share.

(EUR m)	1HY/2002	1HY/2003	CHANGE (%)	Q2/2002	Q2/2003
Sales	1,788	**1,724**	-4%	925	922
EBITA	35.9	**42.8**	+19%	17.4	17.1
EBIT	20.1	**23.1**	+15%	9.2	5.5
Financial result	-108.0	**-48.5**	+55%	-76.3	-23.2
EBT	-87.9	**-25.4**	+71%	-67.1	-17.7
Profit/loss for the period	-85.1	**-23.4**	+73%	-63.4	-16.0

Accumulated sales 2001 – 2003 (EUR m)



846
1792
2743
3999
3868
2612
1699
803
863
1788
2680
3872
802
1724
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Sales by division 1HY/2003



18% Infrastructure
24% Metallurgy
5% Water Systems
32% Transmission and Distribution
23% Hydro Power Generation
-2% Group services and consolidation

Sales by region 1HY/2003



9% Near and Middle East, Africa
13% Asia/Pacific
4% South America
11% North America
63% Europe

Results

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first half-year amounted to EUR 42.8 m, which was 19% up on the comparative figure for 2002.

If goodwill amortisation is deducted, the result before interest and taxes amounted to EUR 23.1 m (as compared to EUR 20.1 m in the first six months of 2002). EBIT includes restructuring costs and the positive effects from the reduction in fixed assets (sale and lease back transaction in the Metallurgy Division with a realised effect of around EUR 11 m).

Group EBIT in the first half-year consisted of the combined operating results of Metallurgy with EUR 21.0 m, Hydro Power Generation with EUR 22.2 m, Transmission and Distribution with EUR 2.0 m, Water Systems with minus EUR 23.7 m and Infrastructure with EUR 7.0 m. Group services and consolidation contributed minus EUR 5.4 m. The latter area contains expenses for Group management and service company results, movements in Group provisions, as well as intra-Group result consolidation.

The VA TECH Group's financial result for the first six months of the year improved from minus EUR 108.0 m to minus EUR 48.5 m due to increased liquidity, lower interest rates and the omission of the write-off of the investment in the German company Babcock Borsig Power (EUR 44.4 m).

EBITA 2001 - 2003 (EUR m)


34
68
88
146
18
36
74
129
26
43
70
53
35
3
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

EBIT 2001 - 2003 (EUR m)


26
52
64
83
11
20
49
83
18
23
29
19
-5
7
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

After taxes and minority interests were deducted, the result for first half-year was improved from minus EUR 85.1 m in 2002 to minus EUR 23.4 m.

Asset and financial situation

As compared to December 31, 2001, the balance sheet total on June 30, 2003, was 6% down at EUR 3,418 m. Assets consisted of 33% non-current assets and 67% current assets. Shareholders' equity including minority interests amounted to EUR 472 m, which corresponds with an equity ratio of 13.8%.

The structure of interest-bearing liabilities (EUR 722 m) demonstrated a positive ratio of 32% to current liabilities and 68% to non-current liabilities.

The total of Group liquid assets (gross liquidity) as at June 30, 2003, amounted to EUR 741 m (following EUR 822 m at year-end 2002). Following the deduction of interest-bearing liabilities of EUR 722 m (EUR 739 m at year-end 2002) there remains a positive net liquidity of EUR 19 m (following minus EUR 45 m as at June 30, 2002, and plus EUR 83 m at the end of 2002).
Continued, systematic cost management meant that gearing was maintained at a satisfactory minus 4%.

Cash flow and investments

Cash earnings in the first six months of the year amounted to EUR 22 m (first six months of 2002: EUR 3 m).
If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 74 m (first six months of 2002: plus EUR 15 m).
The cash flow from investing activities amounted to minus EUR 47 m (first six months of 2002: minus EUR 32 m). This figure includes investments in tangible and intangible fixed assets and shareholdings, as well as the increased liquidity derived from a reduction in long-term committed assets.

Free cash flow of the Group resulted to minus EUR 27 m (first six months of 2002: minus EUR 16 m).

Human resources

As at June 30, 2003, the work force numbered 17,552, which was 1% down on the figure for the year-end 2002. As opposed to the work force on June 30, 2002, this represented a reduction of 689 employees (4%).

Outlook for 2003

In view of the uncertain economic situation in many regions and branches, we expect a continuation of a reticent approach to investment in the capital goods industry. The only tangible, economic impulses are of an isolated nature. The strength of the EURO against the US dollar is a further obstacle to export business from Europe.

Order intake and sales in 2003 should be in the order of magnitude the preceding year. The main target for the year is not volume growth, but rather a sustained enhancement of earnings capacity and the securing of solid Group liquidity. Therefore, we anticipate a marked increase in the operative result (EBIT) and a positive net result for 2003.

Developments in the Divisions



Metallurgy

Market situation

Global crude steel production in the first half of 2003 showed a sizeable 8.2% increase on the figure for the first six months of 2002 and amounted to approx. 466 m metric tons. Record production of over 900 m metric tons can be anticipated for the year as a whole. China was the driving force behind this growth with a production increase of 21%. In addition, during the first half of 2003, China imported around 20 m metric tons of steel products and thus generated additional world market demand.
Despite the continuing consolidation in the North American steel industry, order allocations have not picked up.
There was a tangible increase in investment in the CIS, the Near/Middle East and South America. The European market was stable.

Business development

METALLURGY KEY FIGURES (EUR m)	1HY/2002	1HY/2003	Q2/2002	Q2/2003	2002
Order intake	502	**552**	272	**310**	1,050
Order backlog[1]	1,128	**1,065**	1,128	**1,065**	954
Sales	463	**422**	238	**233**	1,024
EBITA	0.7	**25.8**	3.9	**11.5**	15.9
EBIT	-4.7	**21.0**	1.3	**9.2**	6.1
Employees[1]	3,480	**3,262**	3,480	**3,262**	3,364

[1]Closing date

Successful turnaround achieved, strong improvement in order intake and results

Metallurgy Division order intake in the second quarter of 2003 proceeded satisfactorily (+14% up on the second quarter of 2002). Accordingly, total order intake amounted to EUR 552 m, which constituted a rise of 10% for the first half of 2003 as opposed to the same figure from the preceding year. Order backlog has been raised by EUR 111 m since the beginning of the year. Sales stood at EUR 422 m and were down on the total of the preceding year (following a poor first quarter), but in the second quarter were virtually constant when compared to last year.

There was a strong improvement in the operating result during the second quarter of 2003 with a figure of EUR 9.2 m following EUR 1.3 m in the second quarter of 2002.

Despite lower sales, earnings before interest and taxes (EBIT) in the first half-year amounted to EUR 21 m (including the effect of around EUR 11 m derived from a sale and lease back transaction in the first quarter). This follows a figure of minus EUR 4.7 m in the first half of 2002.
On June 30, 2003, work force numbers had fallen to 3,262. The regional order intake showed a 64% share for Europe (CIS 18%) and 16% for Asia.

In June, an important order was received for the completion of a new stainless steel plant at the ARCELOR production centre in Charleroi/Belgium. The order represents a prolongation of the successful teamwork between ARCELOR and VAI.

Further significant contracts contained in the order intake for the first half-year involved a polymer coating plant, a billet caster and ladle furnace components for the Russian steelmaking combine Magnitogorsk, a hot dip zinc coating plant for Handan and a slab caster for Anshan in China, as well as the modernisation of an annealing/pickling line for Columbus in South Africa.

The excellent position of the Automation Business Area was further underpinned by outstanding growth (126% increase in half-year order intake over 2002) and the receipt of contracts from Stahlwerke Bremen and Thyssen Krupp Stahl in Germany, blast furnace automation for NTMK in Russia, an order for hot strip mill automation from Magnitogorsk in Russia and for LD process automation for Maanshan in China.

The Metallurgical Services Business Area continued to develop in a satisfactory manner (30% increase in half-year order intake over 2002).

Hydro Power Generation

Market situation

The significance of hydro power as a renewable energy source and its furtherance in Europe led to important investment impulses in both the new plant and modernisation sectors. However, demand in South America and Africa continues to stagnate, while an upturn in the major Brazilian market is in sight. The readiness for investments on the Chinese market maintained.
In Europe, there is a discernible trend towards the building of new pumped storage facilities. This is due to the growing need for electrical power to cover peak demand and for network stabilisation.
In the combined cycle power plant sector, the important European market showed positive development. A continuation of high levels of investment can also be anticipated for the coming year. A significant revival in the Eastern European market is also expected in 2004. The southern European market developed in a positive manner, particularly in Italy and Greece.

Business development

HYDRO POWER GENERATION KEY FIGURES (EUR m)	1HY/2002	1HY/2003	Q2/2002	Q2/2003	2002
Order intake	584	**592**	340	**342**	1,011
Order backlog[1]	1,690	**1,587**	1,690	**1,587**	1,397
Sales	351	**400**	186	**212**	758
EBITA	20.6	**25.0**	11.7	**14.6**	61.7
EBIT	18.1	**22.2**	10.5	**13.2**	56.5
Employees[1]	3,192	**3,114**	3,192	**3,114**	3,098

[1]Closing date

Stable business development

At EUR 592 m, order intake in the first six months of 2003 was up on the high level of the preceding year. This business success is mirrored by sales and the operating results (EBIT) in both the first two quarters of 2003.

Half-year sales were 14% higher at EUR 400 m. Earnings before interest and taxes (EBIT) amounted to EUR 22.2 m, an increase of 23% as compared to the figure for the same period of 2002. On June 30, 2003, the work force totalled 3,114.

The regional distribution of orders during the first half of 2003 showed Europe as the dominant market region with 83%. The positive order situation was continued in the first half-year with two important orders from Pakistan (Water and Power Development Authority). Among others, refurbishing orders from Portugal, Switzerland and Bulgaria supplemented this continuous business development. The positive trend in the combined cycle power plant sector was further underlined by the receipt of orders such as the Munich South heating plant and the Thessaloniki project in Greece.

Transmission and Distribution

Market situation

The business situation in the first half of 2003 was characterised by difficult market conditions in key markets outside Europe. The Iraq war and the SARS epidemic caused delays in the investment programmes of the affected regions.

In Europe the situation remained generally stable, while the low point of the downturn in the power generation sector market in the USA should have already been reached. After the recent power failures new market opportunities are emerging in USA and Canada. Impulses at the end of the year are expected from South America with its important Brazilian market. Growth rates in China continue to be good following the end of the SARS outbreak. A recovery in the market during 2004 can be predicted.

Business development

TRANSMISSION AND DISTRIBUTION KEY FIGURES (EUR m)	1HY/2002	1HY/2003	Q2/2002	Q2/2003	2002
Order intake	675	**612**	267	**249**	1,208
Order backlog[1]	1,115	**953**	1,115	**953**	930
Sales	613	**544**	310	**287**	1,258
EBITA	25.8	**6.7**	10.0	**3.7**	60.2
EBIT	20.4	**2.0**	6.9	**1.4**	50.0
Employees[1]	6,631	**6,551**	6,631	**6,551**	6,541

[1]Closing date

Business development characterised by delayed investments, profit improvement programme in realisation

As result of the hesitant order allocation pattern in the energy branch, order intake during the first half of 2003 was below the above-average figure of the preceding year at EUR 612 m. Order backlog amounted to EUR 953 m.

As a result of the lower order backlog and postponed order intakes, sales in the first half-year were 11% down on the comparative figure for 2002 at EUR 544 m. The operating result was also lower than in the previous year at EUR 2.0 m, as a consequence of reduced sales realisation and the price pressure generated by the strong EURO and the tense competitive situation. A programme aimed at improving productivity and the earnings situation was initiated.

In terms of order intake, Europe was the strongest region during the first six months of 2003 with a 48% share.

Among the major orders received in the second quarter of 2003 were a substation for a power plant in India and the enlargement of the DRAX substation for the National Grid in the UK. In Canada, the new customer Hydro One Networks, was acquired for the supply of distribution transformers.

Water Systems

Market situation

The delays relating in particular to the allocation of major, international orders continued. As a consequence, the situation in the water systems market is very difficult and demonstrates sizeable regional differences. Budget cuts in the industrial sector and the tense financial situation among municipal customers also led to the postponement of investments. Apart from the generally depressed economic situation, the SARS epidemic in China and the earthquake in Algeria also had a negative influence on the investment climate in important water systems' markets.
The European water technology market developed in line with the general economic conditions prevailing in individual countries. Impulses can be anticipated from the backlog among the EU applicant states. The Asian market also shows a positive trend. Moreover, while the North African market failed to live up to expectations, the Indian water technology market continued to show extremely positive development.

Business development

WATER SYSTEMS KEY FIGURES (EUR m)	1HY/2002	1HY/2003	Q2/2002	Q2/2003	2002
Order intake	132	**114**	85	**49**	225
Order backlog[1]	413	**294**	413	**294**	298
Sales	114	**88**	68	**42**	275
EBITA	-13.7	**-17.7**	-9.9	**-11.2**	-37.1
EBIT	-14.6	**-23.7**	-10.4	**-16.0**	-54.7
Employees[1]	833	**745**	833	**745**	788

[1]Closing date

Restructuring as the primary goal, negotiations concerning divestment

Hesitancy with regard to investment in the municipal and industrial sectors meant that both first half-year order intake (EUR 114 m) and sales (EUR 88 m) were down in 2003. In combination with the low order intake at the end of 2002, this resulted in a reduced order backlog of over EUR 100 m. Divisional restructuring measures were implemented systematically and stepped up in some countries. Goodwill amortisation, restructuring costs, the underuse of capacity at some locations and the finalisation of negative projects led to earnings before interest and taxes (EBIT) of minus EUR 23.7 m.
The reduction in the work force mirrored the modification of structures and processes to the given market conditions, particularly in Germany (minus 11% in a half-year comparison).

In terms of order intake, Europe was the strongest region during the first six months of 2003 with a 64% share followed by Asia with 23%.

The largest individual orders in the second quarter of 2003 were the modernisation of the Würzburg town drinking water treatment plant in Germany, a wastewater treatment plant for Chalons en Champagne in France, a drinking water treatment plant for Hindustan Construction Company Ltd. in Mumbai/India, the enlargement of a full desalination plant for the India Oil Corporation Limited refinery in Mathura/India, as well as an extension to the operational management contract for the municipal sewerage plant of the Eisleben sewage network in Germany.

Infrastructure

Market situation

General market segment development

Economic growth in Austria continues to be slow in 2003 and is forecast to reach a mere 0.7%. In the CEE markets positive growth can be expected that will clearly exceed the EU average. Russia also demonstrated positive market development.
Due to hesitant consumer behaviour, investment in the industrial segment remained at a relatively low level, whereby the trend towards intelligent solutions for energy optimisation strengthened. A slight upturn in the energy segment was recognisable. This was based on investments in ecological energy generation such as wind and water power plants. Despite the stagnation in the construction industry, development in the building systems sector was positive, whereby holistic technical solutions competence, particularly in the case of major national and international projects is of increasing significance. Following low level demand in the preceding year, there is a pronounced improvement in the Facility Management segment. Information Technology shows a positive trend in the outsourcing area. However, as a consequence of moderate economic forecasts, the market continues to be characterised by hesitancy with regard to investment decisions.

Business development

INFRASTRUCTURE KEY FIGURES (EUR m)	1HY/2002	1HY/2003	Q2/2002	Q2/2003	2002
Order intake	393	**400**	234	**223**	742
Order backlog[1]	524	**582**	524	**582**	504
Sales	289	**306**	149	**169**	639
EBITA	5.2	**8.4**	2.9	**4.7**	34.2
EBIT	3.8	**7.0**	2.2	**4.0**	31.6
Employees[1]	3,952	**3,639**	3,952	**3,639**	3,571

[1]Closing date

Business development remains stable

In spite of the prevailing economic difficulties, business development in the Infrastructure Division was positive. Both half-year order intake (EUR 400 m) and sales (EUR 306 m) were up on the comparative figures for the same period of last year.

Earnings before interest and taxes (EBIT) amounted to EUR 7.0 m, which was well up on the figure for last year. The work force as at June 30, 2003, totalled 3,639.

Order intake distribution in the first six months showed Austria with 65%, Germany with 10% and the Czech Republic with 7%.
Among the largest orders received in the first half-year 2003 are a general contractor assignment at the Hilton Hotel in Vienna, the supply of the technical systems at the new Innsbruck ice stadium and general contracting for the building of the Nova Köflach spa, including a four star hotel. Complete facility management is to be supplied to Mobilkom and Alcatel Austria, while order intake in the Czech Republic, Poland and Hungary was up considerably (plus 34% as compared to last year).

VA TECH ownership structure

▸▸ The shareholder structure at VA TECH has changed substantially during the past few months.

In May 2003, **voest**alpine AG sold the shares held in VA Technologie AG to VICTORY Industriebeteiligung AG. The share package represents a portion of the share capital of VA Technologie AG of 19.05%.

By August 8, 2003, Österreichische Industrieholding AG (ÖIAG) had also reduced its shares held in VA TECH from 24% by 9% (sale of 1.35 million shares to Austrian and international financial investors).

The VA TECH ownership structure now consists of:


64.28% Free float
19.05% VICTORY Industriebeteiligung AG
15% ÖIAG
1.67% VA TECH share by back for employee stock option programme

Of the free float, some 46% are contained in the portfolios of international investors and Austrian investors hold 54%.

You will find current shareholder information and interactive online reports on our web-side www.vatech.at and www.vatech.at/download.

CONSOLIDATED PROFT AND LOSS STATEMENT

	1HY/2003 TEUR	1HY/2002 TEUR	Q2/2003 TEUR	Q2/2002 TEUR
Sales[1]	**1,723,891**	**1,788,166**	**921,495**	**925,036**
Cost of goods sold	-1,436,698	-1,484,562	-770,940	-777,379
Gross profit	**287,193**	**303,604**	**150,556**	**147,656**
Other operating income	38,562	43,358	11,769	29,667
Marketing and sales expenses	-115,321	-120,757	-59,043	-62,160
Administration expenses	-115,684	-124,156	-59,236	-62,513
Other operating expenses	-51,925	-66,100	-26,879	-35,163
Result from operating activities before goodwill amortisation (EBITA)	**42,825**	**35,949**	**17,168**	**17,487**
Amortisation of goodwill	-19,706	-15,847	-11,628	-8,264
Result from operating activities (EBIT)	**23,118**	**20,103**	**5,539**	**9,223**
Interest result[2]	-53,252	-61,342	-26,734	-31,663
Investment result	2,739	349	2,544	-102
Other financial result	2,035	-47,049	962	-44,614
Financial result	**-48,478**	**-108,041**	**-23,227**	**-76,379**
Earnings before taxes (EBT)	**-25,359**	**-87,938**	**-17,688**	**-67,156**
Taxes	-4,472	-8,448	-790	-2,264
Minority interests	6,424	11,320	2,455	6,085
Profit/loss for the period	**-23,408**	**-85,066**	**-16,023**	**-63,335**
[1] thereof net interest from advance payments received/paid	45,625	46,619	21,942	23,277
[2] Interest result excluding the reallocation of net interest	-7,627	-14,723	-4,792	-8,386

CONSOLIDATED CASH FLOW STATEMENT

	1HY/2003 TEUR	1HY/2002 TEUR
Cash earnings	22,494	3,049
+/- Change in working capital	-96,757	12,280
= Cash flow from operating activities	-74,263	15,330
+/- Cash flow from investing activities	46,964	-31,807
= Free Cash Flow	**-27,299**	**-16,477**
+/- Cash flow from financing activities	-10,585	-55,809
= Net increase / decrease in liquid funds	-37,884	-72,286

EQUITY STATEMENT

	1HY/2003 TEUR	1HY/2002 TEUR
Balance as at Jan. 1	**461,614**	**577,539**
Differences from currency conversion	-3,831	-11,758
Other changes	1,224	-2,066
Changes in equity not recognised in the Profit and Loss Statement	**-2,607**	**-13,824**
Profit/loss for the period	-23,408	-85,067
Dividends	0	-7,380
Balance as at June 30	**435,599**	**471,268**

CONSOLIDATED BALANCE SHEET	JUN. 30, 2003 TEUR	DEC. 31, 2002 TEUR
ASSETS		
Tangible assets	406,034	451,126
Intangible assets	25,084	27,233
Goodwill	358,185	377,577
Financial assets	90,333	124,807
Advance payments made (net)	5,675	5,096
Trade accounts receivable	123,625	68,189
Other interest bearing assets	47,457	48,269
Other not interest bearing assets	14,793	15,678
Deferred taxes	70,634	67,809
Non-current assets	**1,141,820**	**1,185,783**
Inventories	273,493	286,085
Advance payments made (net)	47,055	42,689
Trade accounts receivable	959,844	1,104,125
Other interest bearing assets	60,775	63,396
Other not interest bearing assets	324,769	316,709
Cash and cash equivalents	610,149	648.033
Current assets	**2,276,085**	**2.461.037**
Assets	**3,417,905**	**3.646.820**
EQUITY AND LIABILITIES		
Share capital	109,050	109,050
Capital reserves	267,258	267,258
Retained earnings	59,291	85,307
Equity	**435,599**	**461,614**
Minority interests	36,036	43,597
Equity incl. minority interests	**471,634**	**505,211**
Liabilities to banks	475,129	502,243
Trade accounts payable	1,020	2,192
Provision for pensions, severance payments and long-service bonuses	295,214	283,992
Deferred taxes	30,841	28,855
Advance payments received	43,410	57,410
Other interest bearing liabilities	13,625	16,143
Other not interest bearing liabilities	45,655	48,610
Non-current liabilities	**904,895**	**939,445**
Liabilities to banks	130,825	129,106
Trade accounts payable	556,786	674,637
Advance payments received	387,436	341,784
Other provisions	426,687	490,417
Other interest bearing liabilities	101,894	91,633
Other not interest bearing liabilities	437,747	474,588
Current liabilities	**2.041,375**	**2,202,164**
Equity and liabilities	**3.417,905**	**3,646,820**

The quaterly report as at June 30, 2003, was approved by the Managing Board on August 12, 2003.

VA Technologie AG

VA TECH is a leading global Technology and Service Company. We are committed to creating value.

Together with our customers all over the world we develop sustainable solutions to improve the quality of life. We are the responsive, innovative and reliable partner.

To our shareholders we deliver predictable, superior returns on their invested capital.

It is our people who make these things happen on the basis of trust, fairness and integrity. We encourage creativity, diversity and personal development.

For us, it's all about performance, commitment and readiness to change.

VA Technologie AG
Communications and Investor Relations
A-4031 Linz, Lunzerstrasse 64
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
E-Mail: contact@vatech.at

www.vatech.at



VA Technologie AG

Q1/2003

Letter to Shareholders I/2003





quarterly report

sustainable solutions. for a better life.

as at march 31, 2003

KEY FIGURES[1] (EUR m)	Q1/2002	Q1/2003	CHANGE %	TOTAL 2002
Order intake	1,045	**1,057**	+1%	4,125
Order backlog[2]	4,531	**4,085**	-10%	3,961
Sales	863	**802**	-7%	3,872
EBITA[3]	18.5	**25.7**	+39%	129
EBIT[4]	10.9	**17.6**	+61%	83
Financial result	-31.7	**-25.3**	+20%	-174
EBT[5]	-20.8	**-7.7**	+63%	-91
Profit/loss for the period	-21.7	**-7.4**	+66%	-93
Employees[2]	18,444	**17,612**	-5%	17,725

[1] Figures according to the International Accounting Standards (IAS) / [2] Closing date / [3] Earnings before interest, taxes and goodwill amortisation / [4] Earnings before interest and taxes / [5]) Earnings before taxes

▶▶ Dear Shareholders,

In global terms, the first quarter of 2003 was overshadowed by the Iraq war and the outbreak of the SARS infection in China, the consequences of which are difficult to assess at present.
The capital goods industry has also been affected by these events. Indeed, economic development in the world's most important regions was subject to numerous factors of uncertainty. This chilly economic climate and the special, aforementioned factors resulted in the postponement or delay of investments.
Fortunately, the conflict in the Middle East only lasted a short time and did not spread. As a result, the economic potential in the region remains unaffected. For VA TECH this could mean attractive business potential derived from the need for reconstruction, particularly in the energy technology and infrastructure sectors.
As far as SARS is concerned, VA TECH has established a project group, which has the task of taking all the measures necessary for the protection of both locally based Group employees and those on business travel to the affected regions. This assistance extends from information and advice to medical examinations and travel directives on the basis of recommendations from the World Health Organisation (WHO).
Against the backdrop of the international situation, VA TECH business development in the first three months of the year progressed satisfactorily.
Order intake in the first quarter again exceeded the EUR 1 bn mark and was slightly higher than the comparable figure of the preceding year. The European domestic market remained stable with a share of 65%.
Due to reduced realisation in the Metallurgy and Transmission and Distribution divisions, sales in the first three months of the year were down. Conversely, the operating result improved considerably and earnings before interest and taxes (EBIT) rose by 61% to EUR 17.6 m. The result for the first quarter was up by 66% at minus EUR 7.4 m. This was largely the result of the successful turnaround in the Metallurgy Division and positive developments in the Hydro Power Generation Division. The reticence with regard to investment caused by the international political and economic situation made itself felt in the Transmission and Distribution Division. The Infrastructure Division enjoyed stable development in its local CEE markets. The Water Systems Divisions is currently in a restructuring phase, which is progressing according to plan.
Apart from a sustained improvement in results, a further VA TECH focus is currently on measures aimed at improving liquidity. It was therefore pleasing that during the past three months both positive net liquidity and an improved free cash flow were achieved.

Despite the economic insecurities in certain branches of the capital goods industry, our goals for 2003 remain unchanged. Order intake and sales should be in the order of magnitude of the preceding year. The main target for the year is not volume growth, but rather a sustained enhancement of earnings capacity and the securing of solid Group liquidity. Therefore, we anticipate a significant increase in the operative result and a positive net result for 2003.

At the Annual General Meeting on April 29, 2003, a change to the corporate articles was agreed, which raised the number of VA TECH Managing Board members from two to six (instead of two to five). A second decision related to the reduction in the number of capital representatives in the Supervisory Board from twelve to ten (this constitutes the realisation of a suggestion contained in the Austrian Corporate Governance Code).

The AGM also renewed the authorisation for the purchase of up to 1,250,000 own shares within the framework of the share option scheme agreed last year.

On May 14, 2003 a group of Austrian investors bought the entire shares held by voestalpine AG in VA Technologie AG amounting to 19.05% of share capital.

Linz, May 22, 2003



Erich Becker
Chairman of the Board



Roland Scharb
Vice Chairman of the Board



Gerhard Falch
Member of the Board



Christian Habegger
Member of the Board



Klaus Brenner
Member of the Board



Klaus Sernetz
Member of the Board

Business development January-March 2003

Highlights

- Order intake in the first quarter +1%, order backlog up by 3% over the year-end 2002.
- Sales realisation 7% down on the level of the preceding year.
- Operating result (EBIT) and net result clearly up by +61% and +66% respectively.
- Turnaround in the Metallurgy Division continues.
- Positive business development in the Hydro Power Generation Division, cautious investment climate affects Transmission and Distribution, positive development maintained in the Infrastructure Division.
- Restructuring in the Water Systems Division in the process of realisation.
- Positive net liquidity and improved free cash flow in the first quarter.
- Outlook 2003 – expectation remains of a significant improvement in the operative result and a positive net result.

Changes in the scope of consolidation

There were no material changes in the scope of consolidation during the first three months of 2003. Therefore, the comparison of the key indicators with those of the first quarter of 2002 remains unimpaired.

The company, ELIN EBG Motoren GmbH, which was sold off in July 2002 was finally deconsolidated on September 30, 2002. The company, ai informatics, is now integrated into the Infrastructure Division and is no longer reported under "Group services and consolidation".

Order intake

Order intake improves

As compared with the same period of the preceding year, order intake in the first three months of 2003 was slightly up at EUR 1,057 m (+1%) and therefore showed a satisfactory trend.

Transmission and Distribution provided the largest share of order intake with 34%, followed by Hydro Power Generation with 24% and Metallurgy with 23%. In regional terms, most of the new orders derived from Europe (65%). As a result of the increase in orders in the Transmission and Distribution Division, the share of the Near and Middle East, Africa region rose to 17%.

Order backlog rose in the first quarter

Order backlog as at March 31, 2003, stood at EUR 4,085 m, which was slightly down on the figure for the preceding year, but 3% up on the total for December 31, 2002.

Accumulated order intake 2001 - 2003 (EUR m)


1069
2050
3212
4551
4349
3011
1910
966
1045
2211
2933
4125
1057
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Order intake by division Q1/2003


17% Infrastructure
23% Metallurgy
6% Water Systems
34% Transmission and Distribution
24% Hydro Power Generation
-4% Group services and consolidation

Order intake by region Q1/2003


17% Near and Middle East, Africa
9% Asia/Pacific
65% Europe
1% South America
8% North America

Order backlog by division Q1/2003


13% Infrastructure
23% Metallurgy
7% Water Systems
24% Transmission and Distribution
36% Hydro Power Generation
-3% Group services and consolidation

Earnings situation

Group sales in the first three months of 2003 were 7% down on the same period of last year at EUR 802 m. The reason for this fall was the decline in sales realisation in Metallurgy (minus EUR 36 m) and Transmission and Distribution (minus EUR 46 m). There was growth in both the Hydro Power Generation and the Water Systems divisions.

Sales include interest of EUR 24 m (EUR 23 m in the first quarter of 2002) from the balance of pre- and partial payments made and received.

The Transmission and Distribution Division provided the major share of Group sales with 32%. In terms of sales, Europe was again the Group's main market with a 62% share.

(EUR m)	Q1/2002	Q1/2003	CHANGE (%)
Sales	863	**802**	-7%
EBITA	18.5	**25.7**	+39%
EBIT	10.9	**17.6**	+61%
Financial result	-31.7	**-25.3**	+20%
EBT	-20.8	**-7.7**	+63%
Profit/loss for the period	-21.7	**-7.4**	+66%

Accumulated sales 2001 - 2003 (EUR m)


846
1792
2743
3999
3868
2612
1699
803
863
1788
2680
3872
802
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Sales by division Q1/2003


17% Infrastructure
24% Metallurgy
6% Water Systems
32% Transmission and Distribution
23% Hydro Power Generation
-2% Group services and consolidation

Sales by region 2002


9% Near and Middle East, Africa
13% Asia/Pacific
5% South America
11% North America
62% Europe

Results

Earnings before interest, taxes and goodwill amortisation (EBITA) in the first quarter amounted to EUR 25.7 m, which was 39% up on the comparative figure for 2002.
If goodwill amortisation is deducted, the result before interest and taxes amounted to EUR 17.6 m (as compared to EUR 10.9 m in the first three months of 2002). EBIT includes restructuring costs and the positive effects from the reduction in long-term fixed assets.
Group EBIT in the first quarter consisted of the combined operating results of Metallurgy with EUR 11.8 m, Hydro Power Generation with EUR 9.0 m, Transmission and Distribution with EUR 0.6 m, Water Systems with minus EUR 7.7 m and Infrastructure with EUR 3.0 m. Group services and consolidation contributed EUR 0.9 m. The latter area contains expenses for Group management and service company results, movements in Group provisions, as well as intra-Group result consolidation.
The financial result for the first three months of the year improved from minus EUR 31.7 m to minus EUR 25.3 m due to lower interest rates and increased liquidity.
Following the deduction of taxes and minority interests, the result for the first quarter recovered from minus EUR 21.7 m in 2002 to minus EUR 7.4 m.

EBITA 2001 - 2003 (EUR m)



34
68
88
146
18
36
74
129
26
70
53
35
3
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

EBIT 2001 - 2003 (EUR m)



26
52
64
83
11
20
49
83
18
29
19
-5
7
2001
2002
2003
— Comparable basis
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4

Asset and financial situation

As compared to December 31, 2002, the balance sheet total on March 31, 2003 was 3% down at EUR 3,553 m. Assets consisted of 31% non-current assets and 69% current assets. Shareholders' equity including minority interests amounted to EUR 485 m, which corresponds with an equity ratio of 13.7%. The structure of interest-bearing liabilities (EUR 785 m) demonstrated a positive ratio of 31% to short-term and 69% to long-term liabilities.
The total of Group liquid assets (gross liquidity) as at March 31, 2003, amounted to EUR 810 m (following EUR 822 m at year-end 2002). After the deduction of interest-bearing liabilities of EUR 785 m (EUR 739 m) positive net liquidity of EUR 25 m results (following minus EUR 95 m as at March 31, 2002, and EUR 83 m at the end of 2002).
Systematic cash management meant that gearing was maintained at a satisfactory minus 5%.

Cash flow and investments

Cash earnings in the first three months of the year amounted to EUR 5 m (first three quarters of 2002: EUR 1 m). If the changes in working capital are taken into account, the cash flow from operating activities totalled minus EUR 79 m (first quarter of 2002: minus EUR 50 m).
The cash flow from investing activities amounted to EUR 43 m (first quarter of 2002: minus EUR 24 m). This figure includes investments in tangible and intangible fixed assets and share-holdings, as well as the increased liquidity derived from a reduction in long-term fixed assets.
Group free cash flow improved from minus EUR 74 m in the first three months of 2002 to minus EUR 35 m in the first quarter of 2003.

Human resources

As at March 31, 2003, the work force numbered 17,612, which was 1% down on the figure for the year-end 2002. As opposed to the work force on March 31, 2002, this represented a reduction of 832 employees (5%).

Outlook for 2003

In view of the uncertain economic situation in many regions and branches, we expect a continuation of a cautious approach to investment in the capital goods industry. The only tangible, economic impulses are of an isolated nature.
Order intake and sales in 2003 should be in the order of magnitude of the preceding year. The main target for the year is not volume growth, but rather a sustained enhancement of earnings capacity and the securing of solid Group liquidity. Therefore, we anticipate a significant increase in the operative result and a positive net result for 2003.

Developments in the Divisions



Metallurgy

Market situation

Global crude steel production in the first quarter of 2003 amounted to approx. 230 m metric tons and was therefore 8.8% up on the figure for the first three months of 2002. China again demonstrated the largest growth with 18.1%, although other regions also showed sizeable expansion, e.g. North America +7.4%, CIS +7.2%, EU +3.3%. The prices for steel products at the end of 2002 attained a relatively high level, while US prices declined markedly from the middle of 2002.

There were no basic changes in the general trends in metallurgical plant building business. Order allocations in China remained at a high level and Vietnam continued to be the most dynamic market in South-East Asia. The pace of investment in Saudi Arabia and the Gulf States has not suffered from the Iraq war, which has already come to an end.

Despite the progress made with regard to the consolidation of the North American steel industry, order allocations have not picked up. In South America, the high level of past years has not yet been reached. Western and Central Europe remained stable. The Russian market is increasingly attractive, but projects with larger investment volumes require long development periods until realisation.

Business development

METALLURGY KEY FIGURES (EUR m)	Q1/2002	Q1/2003	2002
Order intake	230	**242**	1,050
Order backlog	1,116	**947**	954
Sales	225	**189**	1,024
EBITA	-3.2	**14.3**	15.9
EBIT	-6.0	**11.8**	6.1
Employees[1]	3,608	**3,297**	3,364

[1]Closing date

Operating result again positive

Order intake on the first quarter of 2003 proceeded satisfactorily and at EUR 242 m was marginally up on the comparable figure for the preceding year. Sales stood at EUR 189 m and were down on the total of the preceding year.
The successful turnaround in the Metallurgy Division was evidenced by a positive, quarterly operating result, which was achieved despite lower sales and subsequent costs derived form the 2001/02 restructuring programme. Earnings before interest and taxes (EBIT) amounted to EUR 11.8 m, whereby positive effects derived from a reduction of long-term, fixed assets.
As opposed to the end of 2002, on March 31, 2003, the work force was 2% smaller.
The most important contracts in the order intake of the first quarter of the current year related to refurbishing projects such as the building of a pickling plant for ISPAT in Romania and the expansion of an annealing and pickling plant for Columbus Steel/South Africa. Additional projects included an electrolytic tin coating plant for FSI/Iran and the installation of a new dedusting plant for US Steel at its plant in Kosice/Slovakia.
The positive trend in China was maintained with the receipt of an order for a galvanising plant at the HANDAN steel plant, as well as automation orders for steel plants and continuous casters at MAANSHAN and TAIYUAN, SHAGANG and ANGANG respectively.
Within the scope of the expansion project at the steelmaking complex at Magnitogorsk/Russia, VAI was able to obtain an important order for hot strip mill automation to supplement the contracts for continuous casters and a polymer coating plant.
A significant order was also captured in the services sector with a full service contract for continuous caster maintenance at CSN (Companhia Siderurgica Nacional), a Brazilian customer.

Hydro Power Generation

Market situation

Due to the long-term planning periods employed in the hydropower plant and services market and the combi-cycle power plant sector, this market is less affected by short-term economic cycles and therefore demonstrates on-going investment activity despite the generally subdued growth outlook.
Up to now, the Iraq crisis has not resulted in any notable, negative effects on business. The readiness to invest of the Chinese was maintained.

In Europe, the international efforts aimed at promoting hydro power as a renewable energy have already led to individual, national measures, which have had a positive effect on investment decisions. Nonetheless, investment in the services and rehabilitation sector is currently rather restrained.
In the combi-cycle power plant sector, where Europe is our market, active project development continued.

Business development

HYDRO POWER GENERATION KEY FIGURES (EUR m)	Q1/2002	Q1/2003	2002
Order intake	244	**250**	1,011
Order backlog	1,535	**1,456**	1,397
Sales	165	**188**	758
EBITA	8.9	**10.4**	61.7
EBIT	7.6	**9.0**	56.5
Employees[1)]	3,164	**3,080**	3,098

[1)]Closing date

Positive development continues

At EUR 250 m, order intake in the first three months of 2003 was 2% up on the level of the preceding year. Sales were 14% higher than in the first quarter of 2002 and totalled EUR 188 m. This satisfactory trend is mirrored by earnings before interest and taxes (EBIT), which amounted to EUR 9.0 m, an increase of 18% as compared to the figure for the same period of 2002. The work force totalled 3,080, which was marginally fewer than the 3,098 at the end of 2002.
The regional distribution of orders during the first quarter of 2003 showed Europe as the dominant market region with 93%. Important contracts in the first quarter included the refurbishing of Kaplan turbines for ENERGIA/Portugal, turbines and components for the TESHEL power plant in Bulgaria and a long-term agreement for the modernisation of the Iron Gates power plant in Romania.
In the combi-cycle power plant sector work has already commenced on the installation of an environment-friendly gas and steam turbine set for the MUNICH SOUTH heating plant.
As contractually agreed, the remaining stock in the Norwegian subsidiary Møller Energi (49%) was purchased on January 1, 2003.

Transmission and Distribution

Market situation

Global market development in the power transmission and distribution sector is characterised by a weakening in the economic situation. In many regions, reticence with regard to investment is apparent for reasons relating to both political and economic insecurity. While in Europe the situation remained generally stable, there were no signs of a recovery in the USA from the effects of the sharp reduction in the power generation sector.
Economic development in South America is currently incapable of providing major impulses in the power transmission market.
However, in Brazil the new government is currently formulating a revised energy policy and new projects are anticipated for the second half-year.
Further growth is expected in the Asian market, in particular due to the positive developments in China. At present, the Near/Middle East region is subject to the negative effects emanating from the Iraq war.

Business development

TRANSMISSION AND DISTRIBUTION KEY FIGURES (EUR m)	Q1/2002	Q1/2003	2002
Order intake	408	**363**	1,208
Order backlog	1,181	**993**	930
Sales	303	**257**	1,258
EBITA	15.8	**3.0**	60.2
EBIT	13.5	**0.6**	50.0
Employees[1]	6,704	**6,547**	6,541

[1]Closing date

Cautious investment climate

At EUR 363 m, order intake during the first quarter of 2003 was below the above-average figure of the preceding year.
Due to delays in order allocations in a number of regions during preceding periods, sales only attained a value of EUR 257 m. However, order backlog was higher than at the end of 2002, standing at EUR 993 m.
Earnings before interest and taxes (EBIT) was only slightly positive at a level of EUR 0.6 m as a result of the low sales and continuing pressure on margins in the first quarter.
As at March 31, 2003, the work force was slightly smaller than in the first quarter of the preceding year and stood at the level of the end of 2002.
In terms of order intake, Europe was the strongest region during the first three months of 2003 with a 48% market share. The largest orders in the first quarter of 2003 included a transformer station for the Abu Dhabi Water & Electricity Authority (ADWEA) in the UAE, gas-insulated switchgear for SONELGAZ/Algeria and switchgear for NGC in Scotland. In addition, orders were received for a railway electrification system for German Railways (Deutsche Bahn), as well as transformers for NGC and North America.

Water Systems

Market situation

Despite the slow or postponed allocation of orders and the difficult international situation, order intake in the Water Systems Division was up on the preceding year.
In Europe several important orders have been received from the municipal and industrial sectors, which are also interesting from the applied technology viewpoint. The North African market also developed in a positive manner. The situation in India remains positive and an initial, major project was captured in the drinking water preparation sector, which will provide an excellent springboard for further market penetration.

Business development

WATER SYSTEMS KEY FIGURES (EUR m)	Q1/2002	Q1/2003	2002
Order intake	47	**65**	225
Order backlog	379	**294**	298
Sales	46	**46**	275
EBITA	-3.8	**-6.5**	-37.1
EBIT	-4.2	**-7.7**	-54.7
Employees[1]	828	**729**	788

[1]Closing date

Restructuring in the realisation process

At EUR 65 m, order intake was positive in the first quarter and exceeded the comparable figure of the preceding year by 38%. Sales remained virtually unchanged at EUR 46 m.
Nonetheless, the market continues to be characterised by a hesitant approach to investment in a number of important regions, which is the reason why work started on the adjustment of structures and processes to the prevailing conditions during last year. Restructuring, underuse of capacity due to project postponements and the negative effects on results of previous projects led to a negative operating result (EBIT) of minus EUR 7.7 m.
A cut in the work force of around 100 as compared to the first quarter of 2002 was one consequence of the restructuring measures in the Division. The reduction focused on Germany, while at the same time, additional employees were recruited in India.
The strongest order region in the first three months of the year was Europe (57%) followed by Near and Middle East, Africa (22%) and Asia (21%). The largest individual orders in the Water Systems Division during the first quarter were the sewage plants in TOBRUK/Libya, LIMMATTAL/Switzerland and BALLYNACOR/UK (with integrated sludge treatment), the PANJRAPUR/India water treatment plant, as well as a boiler feed water plant for STADTWERKE MUNICH.

Infrastructure

Market situation

The market for infrastructure services is closely linked to industrial investment policy, energy suppliers and building contractors. As a result, there is a link between the development of the economic situation in Austria and the neighbouring CEE countries. While branch development in Austria is constant, the positive trend in the CEE states and Russia looks set to continue.

There is growing demand for intelligent energy optimisation solutions among industrial companies and for the renovation and enlargement of existing infrastructure. In the case of building contractors there is an increasing trend towards the allocation of complete utilities contracts, i.e. building work and installation of technical building systems on a one-stop shopping basis. The IT market continues to demonstrate investment delays.

Business development

INFRASTRUCTURE KEY FIGURES (EUR m)	Q1/2002	Q1/2003	2002
Order intake	159	**177**	742
Order backlog	442	**539**	504
Sales	140	**137**	639
EBITA	2.3	**3.7**	34.2
EBIT	1.6	**3.0**	31.6
Employees[1]	3,991	**3,597**	3,571

[1]Closing date

Business development remains positive

Order intake in the first three months of the year was 11% up on that of last year at EUR 177 m. Positive business development was therefore higher than growth in the market and resulted in an increased market share. Sales were slightly below the comparative value of the preceding year at EUR 137 m.
Earnings before interest and taxes (EBIT) amounted to EUR 3.0 m and developed as planned in the current economic situation. The work force as at March 31, 2003, was slightly up on the figure at the end of 2002 at 3,597. However, as compared with the first quarter of 2002, this represented a cut of 10%.

Improved results were achieved in the IT sector (subsidiary ai informatics) as a consequence of reduced costs in combination with a stable business volume.
Order intake distribution in the first three months showed Austria with 57%, Germany with 11% and the Czech Republic with 7%.
Among the largest orders received are a contract for the renovation of the utilities systems at the HILTON Hotel in Vienna, the renewal of the electricity supply system at the Opel plant in Aspern, Austria, a safety project for the Lötschberg tunnel in Switzerland and the installation of utilities systems for a shopping centre in Moscow.

CONSOLIDATED PROFIT AND LOSS STATEMENT	Q1/2003 TEUR	Q1/2002 TEUR
Sales [1]	802,395	863,130
Cost of goods sold	-665,758	-707,182
Gross profit	**136,637**	**155,948**
Other operating income	26,793	13,691
Marketing and sales expenses	-56,278	-58,596
Administration expenses	-56,449	-61,643
Other operating expenses	-25,046	-30,937
Result from operating activities before goodwill amortisation (EBITA)	**25,657**	**18,462**
Amortisation of goodwill	-8,078	-7,582
Result from operating activities (EBIT)	**17,579**	**10,880**
Interest result [2]	-26,518	-29,679
Investment result	195	451
Other financial result	1,073	-2,435
Financial result	**-25,250**	**-31,662**
Earnings before taxes (EBT)	**-7,671**	**-20,783**
Taxes	-3,682	-6,184
Minority interests	3,969	5,236
Profit/loss for the period	**-7,385**	**-21,731**
[1] Thereof net interest from advance payments received/paid	23,683	23,342
[2] Interest result excluding the reallocation of net interest	-2,835	-6,337

CONSOLIDATED CASH FLOW STATEMENT	Q1/2003 TEUR	Q1/2002 TEUR
Cash earnings	4,834	1,426
+/- Change in working capital	-83,408	-51,485
= Cash flow from operating activities	-78,574	-50,059
+/- Cash flow from investing activities	43.154	-24,052
Free cash flow	**-35,420**	**-74,111**
+/- Cash flow from financing activities	39,643	-95,214
= Net increase/decrease in liquid funds	4,224	-169,325

EQUITY STATEMENT	Q1/2003 TEUR	Q1/2002 TEUR
Balance as at Jan. 1, 2003	461,614	577,539
Differences from currency conversion	-6,640	926
Other changes	-240	-1,289
Changes in equity not recognised in the Profit and Loss Statement	**-6,881**	**-363**
Profit/loss for the period	-7,385	-21,731
Balance as at March. 31, 2003	**447,349**	**555,445**

CONSOLIDATED BALANCE SHEET

	MAR.31, 2003 TEUR	DEC.31, 2002 TEUR
ASSETS		
Tangible assets	415,223	451,126
Intangible assets	26,132	27,233
Goodwill	369,925	377,577
Financial assets	104,954	124,807
Advance payments made (net)	5,648	5,096
Trade accounts receivable	43,070	68,189
Other interest bearing assets	50,999	48,269
Other non-interest bearing assets	14,679	15,678
Deferred taxes	71,131	67,809
Non-current assets	**1,101,762**	**1,185,783**
Inventories	272,035	286,085
Advance payments made (net)	48,915	42,689
Trade accounts receivable	1,080,327	1,104,125
Other interest bearing assets	68,134	63,396
Other non-interest bearing assets	329,567	316,709
Cash and cash equivalents	652,257	648,033
Current assets	**2,451,236**	**2,461,037**
Assets	**3,552,997**	**3,646,820**
EQUITY AND LIABILITIES		
Share capital	109,050	109,050
Capital reserves	267,258	267,258
Retained earnings	71,041	85,307
Equity	**447,349**	**461,614**
Minority interests	38,072	43,597
Equity incl. minority interests	**485,421**	**505,211**
Liabilities to banks	529,434	502,243
Trade accounts payable	1,837	2,192
Provision for pensions, severance payments and long-service bonuses	288,276	283,992
Deferred taxes	31,194	28,855
Advance payments received	56,458	57,410
Other interest bearing liabilities	13,646	16,143
Other non-interest bearing liabilities	41,564	48,610
Non-current liabilities	**962,409**	**939,445**
Liabilities to banks	130,613	129,106
Trade accounts payable	575,335	674,637
Advance payments received	347,762	341,784
Other provisions	476,912	490,417
Other interest bearing liabilities	111,601	91,633
Other non-interest bearing liabilities	462,944	474,588
Current liabilities	**2,105,168**	**2,202,164**
Equity and liabilities	**3,552,997**	**3,646,820**

The quaterly report as at March 31, 2003, was approved by the Managing Board on May 13, 2003.

Corporate Governance


TECH

VA TECH has undertaken to adhere to the Austrian Corporate Governance Code.
In line with the Corporate Governance Code, a decision was made at the Annual General Meeting on April 29, 2003 to reduce the number of capital representatives on the Supervisory Board from 12 to 10.

THE SUPERVISORY BOARD

HONORARY CHAIRMAN:
Herbert KREJCI
Secretary General , Association of Austrian Industrialists, ret.

CHAIRMAN:
Peter MICHAELIS
Member of the Board, Österreichische Industrieholding AG

DEPUTY CHAIRMAN:
Franz STRUZL
Chairman, voestalpine AG

MEMBERS:
Winfried BRAUMANN
Chairman, Frauenthal Holding AG

Karl HOLLWEGER
Chairman, Österreichische Industrieholding AG, ret.
(until April 29, 2003)

Alfred KOCH
Chairman, Steyr-Daimler-Puch Fahrzeugtechnik AG, ret.

Wolfgang LEITNER
Attorney at law; Member of the Board, Association of Austrian Shareholders

Helmut LIST
Managing Director, AVL List Ges. f. Verbrennungskraftmaschinen und Meßtechnik mbH
(until April 29, 2003)

Paul NILLES
Director, Centre de Recherches Métallurgiques, Liège/Belgium, ret.

Christian NOWOTNY
Corporate Law Department, Vienna University of Economics

Eduard SAXINGER
Attorney at law

Alfred WIDMER
CEO, Julius Blum GmbH, ret.

Rainer WIELTSCH
Member of the Board, Österreichische Industrieholding AG

Ernst ARTNER
Chairman, VOEST-ALPINE Industrieanlagenbau GmbH & Co Salaried Staff Council

Anton BENEDER
Chairman, VA TECH ELIN EBG GmbH & Co Workers' Council; Chairman, VA TECH Group Employees' Council

Anita BENEDER
Chairman, applied international informatics AG Salaried Staff Council

Rudolf RYBICZKA
Chairman, VA TECH WABAG GmbH Salaried Staff Council

Wilhelm STURM
Chairman, VA TECH HYDRO GmbH & Co Salaried Staff Council

Siegfried TROMAIER
Chairman, VA TECH HYDRO GmbH & Co / Weiz Central Works Council

MANAGING BOARD

Erich BECKER
Chairman VA Technologie AG

Roland SCHARB
Vice Chairman VA Technologie AG

Gerhard FALCH
Chairman VOEST-ALPINE Industrieanlagenbau GmbH, Member of the Board VA Technologie AG

Christian HABEGGER
Chairman VA TECH HYDRO GmbH, Member of the Board VA Technologie AG

Klaus SERNETZ
Chairman VA TECH ELIN EBG GmbH, Member of the Board VA Technologie AG

Klaus BRENNER
Chairman VA TECH Transmission & Distribution GmbH, Member of the Board VA Technologie AG

TECH

VA Technologie AG



VA TECH is a leading global Technology and Service Company. We are committed to creating value.

Together with our customers all over the world, we develop sustainable solutions to improve the quality of life. We are the most responsive, innovative and reliable partner.

To our shareholders we deliver predictable, superior returns on their invested capital.

It is our employees who make these things happen on the basis of trust, fairness and integrity. We encourage creativity, diversity and personal development.

For us, what counts is performance, commitment and a readiness to change.

VA Technologie AG
Communications and Investor Relations
A-4031 Linz, Lunzerstrasse 64
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
E-Mail: contact@vatech.at


www.vatech.at